
10010060

COVIDIEN
2009 ANNUAL REPORT

COVIDIEN plc

With 2009 sales of $10.7 billion, Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in three segments: Medical Devices, Pharmaceuticals and Medical Supplies. Covidien has 42,000 employees worldwide in more than 60 countries, and its products are sold in over 140 countries. Please visit www.covidien.com to learn more about our business.

2009 SALES BY GEOGRAPHY
($ Millions)



Asia – Pacific
$1,368
Europe
$2,579
United States
$6,170
Other
Americas
$560

2009 SALES BY BUSINESS SEGMENT
($ Millions)



Medical Supplies
$1,752
Pharmaceuticals
$2,864
Medical
Devices
$6,061

COVIDIEN plc 2009 FINANCIAL OVERVIEW
($ Millions, except per share amounts)

	2009	Change vs. 2008
Net Sales	$10,677	+ 3%
Gross Margin	53.8 %	+ 1.5 pts.
Adjusted Operating Income*	$ 2,422	+ 13%
Adjusted Earnings per Share**	$ 3.35	+ 21%
Net Debt	$ 1,524	- 15%
Adjusted Cash Flow from Continuing Operations***	$ 1,875	- 1%

* 2009 Adjusted Operating Income (non-GAAP) excludes the following charges: $183 million for shareholder settlements, $115 million for in-process R&D, $94 million for legal, $61 million for restructuring, $53 million for environmental, $30 million for licensing fees, $21 million for loss on divestiture and $9 million for reclass of discontinued operations. Including the foregoing items, 2009 GAAP Operating Income was $1,856 million.

** 2009 Adjusted Earnings per Share (non-GAAP) excludes the following items: ($0.25) for impact of the tax sharing agreement, $0.77 for tax matters, $0.36 for shareholder settlements, $0.23 for in-process R&D, $0.13 for reclass of discontinued operations, $0.12 for legal charges, $0.08 for restructuring, $0.06 for environmental charge, $0.04 for licensing fees and $0.03 for loss on divestiture. Including the foregoing items, 2009 GAAP Earnings per share were $1.78.

*** 2008 Adjusted Cash Flow from Continuing Operations (non-GAAP) of $1,890 excludes $1,257 million for class action settlement. Including the foregoing item, 2008 GAAP Cash Flow from Continuing Operations was $633 million.

EXECUTIVE LEADERSHIP TEAM
(opposite page)

Seated (L – R): Amy A. McBride-Wendell, Senior Vice President, Strategy and Business Development; José E. Almeida, Senior Vice President and President, Medical Devices; Richard J. Meelia, Chairman, President and Chief Executive Officer; Charles J. Dockendorff, Executive Vice President and Chief Financial Officer

Standing (L – R): Timothy R. Wright, Senior Vice President and President, Pharmaceuticals; Michael P. Dunford, Senior Vice President, Human Resources; James C. Clemmer, Senior Vice President and President, Medical Supplies; Eric A. Kraus, Senior Vice President, Corporate Communications and Public Affairs; James M. Muse, Senior Vice President, Global Supply Chain; John H. Masterson, Senior Vice President and General Counsel; Nassib G. Chamoun, Vice President, Technology, Research and Clinical Development



DEAR SHAREHOLDERS:

Since Covidien became an independent company in 2007, we have pursued a strategic growth plan to build our organization into the world's leading healthcare products company and to create shareholder value.

I am very pleased to tell you that in 2009 we continued to make solid progress on this plan, delivering on all of its key components. We accelerated operational sales growth through a strong focus on innovation. We improved our gross margin. We increased our investments in selling, marketing and Research & Development. We enhanced portfolio management to strengthen our competiveness. And, we improved both productivity and product quality.

Our financial results for 2009 were in line with our expectations. On a reported basis, net sales rose 3%. Operational sales, which exclude foreign exchange, climbed 8%, reflecting higher volume, the success of new products and a one-time benefit from selling oxycodone extended-release tablets. This strong performance marked the third consecutive year that our operational sales growth rate has increased.

Since 2006, our gross margin has climbed more than 7 percentage points, including a 1.5-point gain in 2009. This improvement was driven by favorable mix, restructuring savings and cost-cutting initiatives – coupled with our portfolio management activities.

Over the last several years, we have added more than 2,000 sales representatives. In particular, we substantially expanded our direct selling activities and our specialized sales teams that serve fast-growing areas such as bariatrics and hernia repair. We have globalized our marketing function, making sizable investments to establish a top-tier marketing and market intelligence organization to aid our assessment of future growth opportunities.

We made significant acquisitions during the year to add technologies and capabilities that will bring us long-term growth. Of note, we acquired Bacchus Vascular and VNUS Medical Technologies, both of which exceeded our expectations in their first few months as part of Covidien. These businesses are important parts of our new Vascular Therapies Global Business Unit, which is expected to accelerate our growth in the rapidly emerging $2 billion vascular market. After the close of the fiscal year, we also completed the acquisition of Aspect Medical Systems, a pioneer in brain monitoring technology that will broaden our oximetry and monitoring business.

Our acquisition strategy remains unchanged. We will continue to pursue opportunities that leverage our global footprint, increase our participation in adjacent product categories and supply proprietary technologies – all of which we expect will improve our return on invested capital.

We have considerably strengthened our portfolio since becoming independent, divesting and de-emphasizing businesses that no longer fit our plans. During 2009, we sold the Sleep Diagnostics and Oxygen Therapy product lines and declared our intention to divest the Sleep Therapy business. Following the close of the fiscal year, we announced an agreement to sell the U.S. radiopharmacy network. We also have selectively pruned our product portfolio, eliminating low-volume, low-margin products in all three business segments.

Reflecting our intensified focus on innovation, R&D spending has increased 67% since 2006, with a 25% increase in 2009. We are committed to further increases in the next few years to bring our R&D spending to 5% to 6% of net sales. We also have protected our innovative ideas more aggressively – actively adding to our worldwide portfolio of more than 11,000 patents and 10,000 pending patents.

In our Medical Devices segment, the new products pipeline remains robust, with innovations offered across our businesses. During 2009, we launched more than 20 important new products, all designed to meet customer needs in solving specific medical problems. These offerings included SILS Port, a multiple-instrument access port for laparoscopic procedures; Duet TRS, an innovative endoscopic stapler; the portable 540 ventilator; and anti-microbial foam dressing to help prevent healthcare-associated infections.

In Pharmaceuticals, two new drugs that received FDA approval in 2009 – Pennsaid® and a generic version of Actiq® – are expected to contribute substantially following their planned launch in 2010. We also completed three major licensing agreements within this business segment, giving us access to technology that will enhance our growth in the years ahead.

And, in the Medical Supplies segment, we expanded our product portfolio, adding the Clinical Care and SharpSafety lines formerly in Medical Devices. We expect that these businesses will benefit greatly from the change, as their marketing strategies and sales call points closely align with those of the segment's other businesses.

During the year, we continued to reinvest our strong cash flow into the business, making investments to drive our growth while further strengthening our balance sheet. Since our separation, we have lowered our net debt by more than $1.7 billion and added nearly $1.5 billion to shareholders' equity. Our goal is to maintain a robust financial position that will enable us to grow our business in an increasingly competitive marketplace.

"The progress we've made over the past two and a half years would not have been possible without the skillful work and unwavering commitment of our 42,000 employees worldwide."

We remain committed to increasing our return to shareholders. In this regard, we made two important announcements in 2009. The first was that we would execute a $300 million share buyback program. Most of this program was completed last year, with about six million shares repurchased. The second was that we declared a 12.5% dividend increase, reflecting our good operational performance, cash flow and growth prospects.

Over the last two and a half years, we have significantly enhanced our functional capabilities. These improvements have had a positive impact on our operations. For example, in 2009 we successfully executed tax-planning strategies to offset the loss of pre-separation tax synergies. These activities sharply lowered our tax rate last year and will further reduce it in 2010.

During the year, we created centers of excellence in several functions and established regional centers for shared services to increase efficiencies and lower operating costs. Our two restructuring programs have consolidated our manufacturing and distribution footprint and contributed to better customer service. Our Quality Improvement Program, which we launched three years ago, continued to instill best-in-class practices to bring us ongoing gains in product quality and manufacturing efficiencies.

We have made tremendous progress since becoming an independent company, but we still face both external and internal challenges. Externally, the global economy remains uncertain. In this weak business environment, we expect that Covidien's broad product portfolio, expanded sales organization, geographic diversity and investment strategy – all of which supported our performance in 2009 – will again be beneficial. Another external challenge is U.S. healthcare reform. Although the final legislation has not yet been determined, reform is on the horizon and proposals to tax medical devices will certainly have a negative impact on our industry.

Internally, we must accelerate growth in our large Respiratory business. We have brought in a new management team, made incremental investments and executed several portfolio moves that we expect will generate positive results. In Pharmaceuticals, we need to deliver operational and profitability improvements, particularly in the Imaging product line. We were successful in our efforts to make value-enhancing acquisitions in 2009, but we must continue to aggressively pursue opportunities to strengthen our business. And finally, we must remain diligent in finding ways to return a sizable portion of our strong cash flow to shareholders.

The progress we've made over the past two and a half years would not have been possible without the skillful work and unwavering commitment of our 42,000 employees worldwide. Since becoming Covidien, we have attracted a large group of talented individuals to join our capable workforce, strengthening our management ranks and upgrading our functional capabilities. Across our organization, employees at every level have contributed to the transformation of our Company from a cost-cutting integrator of acquisitions to a top-tier medical products growth leader.

As we look forward to the opportunities of 2010, I am confident we will continue to deliver on our strategic plan, make the right investments to drive our growth and launch the innovative products needed to support our customers as they strive to meet the healthcare needs of patients around the world. Success in these efforts will move us ever closer to achieving our goal of becoming the leading global healthcare products company.

Sincerely,



Richard J. Meelia
Chairman, President and Chief Executive Officer
January 25, 2010


PROXY STATEMENT FOR
2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
& 2009 FORM 10-K


COVIDIEN

January 25, 2010

Dear Shareholder,

You are cordially invited to attend the 2010 Annual General Meeting of Covidien plc, which will be held on Tuesday, March 16, 2010, at 11:00 a.m., local time, at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland. Details of the business to be presented at the meeting can be found in the accompanying Proxy Statement. We hope you are planning to attend the meeting. Your vote is important. Whether or not you are able to attend, I encourage you to submit your proxy as soon as possible so that your shares will be represented at the meeting.

On behalf of the Board of Directors and the management of Covidien, I extend our appreciation for your continued support.

Yours sincerely,

Richard J. Meelia
Chairman, President and Chief Executive Officer

COVIDIEN PLC

(REGISTERED IN IRELAND – NO. 466385)

2010 ANNUAL GENERAL MEETING TO BE HELD MARCH 16, 2010

NOTICE IS HEREBY GIVEN that the 2010 Annual General Meeting of Covidien plc ("Covidien" or the "Company"), a company incorporated under the laws of Ireland, will be held on March 16, 2010, at 11:00 a.m., local time, at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland for the following purposes:

1. To receive and consider the Company's Irish Statutory Accounts for the fiscal year ended September 25, 2009 and the reports of the Directors and auditors thereon.
2. By separate resolutions, to re-elect as Directors the following individuals who retire in accordance with the Articles of Association and, being eligible, offer themselves for re-election:

   (a) Craig Arnold
   (b) Robert H. Brust
   (c) John M. Connors, Jr.
   (d) Christopher J. Coughlin
   (e) Timothy M. Donahue
   (f) Kathy J. Herbert
   (g) Randall J. Hogan, III
   (h) Richard J. Meelia
   (i) Dennis H. Reilley
   (j) Tadataka Yamada
   (k) Joseph A. Zaccagnino

3. To appoint Deloitte & Touche LLP as the independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.
4. To authorize the Company and/or any subsidiary of the Company to make market purchases of Company shares.
5. To authorize the reissue price range of treasury shares.
6. To consider and act on such other business as may properly come before the meeting or any adjournment thereof.

Proposal 5 is a special resolution requiring the approval of not less than 75% of the votes cast at the meeting. Proposals 1 through 4 are ordinary resolutions, requiring a simple majority of the votes cast. Shareholders as of January 13, 2010, the record date for the Annual General Meeting, are entitled to vote on these matters.

By Order of the Board of Directors,



John W. Kapples, Secretary

January 25, 2010

Registered Office:
Cherrywood Business Park
Block G, First Floor
Loughlinstown, Co. Dublin, Ireland

YOUR VOTE IS IMPORTANT. TO ENSURE YOUR REPRESENTATION AT THE MEETING, PLEASE SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE. IF YOU ARE A SHAREHOLDER WHO IS ENTITLED TO ATTEND THE MEETING AND VOTE, THEN YOU ARE ALSO ENTITLED TO APPOINT A PROXY OR PROXIES TO ATTEND AND VOTE ON YOUR BEHALF. THIS PROXY IS NOT REQUIRED TO BE A SHAREHOLDER OF THE COMPANY. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON BY FOLLOWING THE INSTRUCTIONS IN THE ATTACHED PROXY STATEMENT, EVEN IF YOU HAVE RETURNED A PROXY.

Our Annual Report to Shareholders, including this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended September 25, 2009, as well as our Irish Statutory Accounts, are available to shareholders of record at *www. proxyvote.com*. These materials are also available in the Investor Relations section of our website at *www.covidien.com*.

TABLE OF CONTENTS

COVIDIEN PLC

PROXY STATEMENT

GENERAL INFORMATION

Questions and Answers about Proxy Materials, Voting, Attending the Meeting and Other General Information

Why did I receive this Proxy Statement?

We are making this Proxy Statement available to you on or about January 25, 2010 on the Internet, or by delivering printed versions to you by mail, because our Board of Directors is soliciting your proxy to vote at the Company's 2010 Annual General Meeting on March 16, 2010. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Covidien.

The following documents are included with the Proxy Statement and are available on our website at *www.covidien.com/covidien/investor*:

- Our Notice of Annual General Meeting and Internet Notice of Availability of Proxy Materials;
- Our Annual Report to Shareholders, including our Annual Report on Form 10-K for the fiscal year ended September 25, 2009; and
- Our Irish Statutory Accounts for the fiscal year ended September 25, 2009 and the reports of the Directors and auditors thereon.

Why do the materials include two sets of financial statements covering the same fiscal period and why do they look different?

Under applicable U.S. securities laws, we are required to send to you our Form 10-K for our 2009 fiscal year, which includes our financial statements prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"). Under Irish company law, we are required to provide you with our Irish Statutory Accounts for our 2009 fiscal year, including the reports of our Directors and auditors thereon, which accounts have been prepared in accordance with Irish law.

What proposals are being presented at the Annual General Meeting?

We intend to present proposals numbered one, two (a) through (k), three, four and five for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

1. Receipt and consideration of the Company's Irish Statutory Accounts for our 2009 fiscal year and the reports of the Directors and auditors thereon.
2. Election of Directors.
3. Appointment of Deloitte & Touche LLP as the independent auditors and authorization of the Audit Committee of the Board to set the auditors' remuneration.
4. Authorization of the Company and/or any subsidiary of the Company to make market purchases of Company shares.
5. Authorization of the reissue price range of treasury shares. (Special Resolution)

Other than matters incident to the conduct of the Annual General Meeting, we do not know of any business or proposals to be considered at the Annual General Meeting other than those set forth in this Proxy Statement.

How do I access the proxy materials and vote my shares?

The instructions for accessing proxy materials and voting can be found in the information you received either by mail or email.

For shareholders who received a notice by mail about the Internet availability of proxy materials: You may access the proxy materials and voting instructions over the Internet via the web address provided in the notice. In order to access this material and vote, you will need the control number provided on the notice you received in the mail. You may vote by following the instructions on the notice or on the website.

For shareholders who received a notice by e-mail: You may access the proxy materials and voting instructions over the Internet via the web address provided in the e-mail. In order to vote, you will need the control number provided in the e-mail. You may vote by following the instructions in the e-mail or on the website.

For shareholders who received the proxy materials by mail: You may vote your shares by following the instructions provided on the proxy card or voting instruction form. If you vote by Internet or telephone, you will need the control number provided on the proxy card or voting instruction form. If you vote by mail, please complete, sign and date the proxy card or voting instruction form and mail it in the accompanying pre-addressed envelope.

Who may vote at the Annual General Meeting and how many votes do I have?

If you owned ordinary shares of Covidien at the close of business on the record date, January 13, 2010, then you may vote at the Annual General Meeting by following the procedures outlined in this proxy statement. At the close of business on the record date, we had 500,174,453 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter properly brought before the Annual General Meeting.

May I vote my shares in person at the Annual General Meeting?

Yes, you may vote your shares in person at the Annual General Meeting as follows.

If you are a shareholder of record and you wish to vote in person at the Annual General Meeting, you may do so. If you do not wish to attend yourself, you may also appoint a proxy or proxies to attend, speak and vote in your place. A proxy does not need to be a shareholder of Covidien. You are not precluded from attending, speaking or voting at the Annual General Meeting, even if you have completed a proxy form. To appoint a proxy other than the designated officers of the Company, please contact the Company Secretary at our registered office.

If you are a beneficial owner of shares and you wish to vote in person at the Annual General Meeting, you must obtain a legal proxy from the bank, brokerage firm or nominee that holds your shares. You will need to bring the legal proxy with you to the meeting and hand it in with a signed ballot that you can request at the meeting. You will not be able to vote your shares at the Annual General Meeting without a legal proxy and a signed ballot. Even if you plan to attend the Annual General Meeting, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

What is the deadline for voting my shares if I do not vote in person at the Annual General Meeting?

If you are a shareholder of record, you may vote by Internet or by telephone until 5:00 p.m., United States Eastern Time, on March 15, 2010.

If you are a beneficial owner of shares held through a bank, or brokerage firm, please follow the voting instructions provided by your bank or brokerage firm.

What is the difference between holding shares as a shareholder of record and as a beneficial owner of shares held in street name?

Shareholder of Record. If you hold ordinary shares and your name appears in the Register of Members of Covidien, you are considered the shareholder of record of those shares.

Beneficial Owner of Shares Held in Street Name. If your ordinary shares are held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name." As a beneficial owner, you have the right to direct your bank or brokerage firm how to vote the shares held in your account.

Can I change my vote after I have submitted my proxy?

Yes. You have the right to revoke your proxy before it is voted at the Annual General Meeting, subject to the proxy voting deadlines described above. You may vote again on a later date by Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person. However, your attendance at the Annual General Meeting will not automatically revoke your proxy unless you vote in person at the meeting or file a written instrument with the Secretary of Covidien at least one hour prior to the start of the meeting requesting that your prior proxy be revoked.

What happens if I do not give specific voting instructions when I deliver my proxy?

Shareholders of Record. If you are a shareholder of record and you:

- Indicate when voting by Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- If you sign and return a proxy card without giving specific voting instructions,

then the Company-designated proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares and your bank or brokerage firm does not receive instructions from you about how your shares are to be voted, one of two things can happen, depending on the type of proposal. Pursuant to New York Stock Exchange ("NYSE") rules, brokers have discretionary power to vote your shares with respect to "routine" matters, but they do not have discretionary power to vote your shares on "non-routine" matters. We believe that all proposals other than the election of directors will be considered routine under NYSE rules, which means that the bank or brokerage firm that holds your shares may vote your shares in its discretion. This is known as "broker discretionary voting." **Because of a change in NYSE rules, we note that, unlike at our previous annual general meetings, the election of directors is now considered a non-routine matter. Accordingly, the bank or brokerage firm may not vote your shares with respect to the election of directors if you have not provided instructions. This is called a "broker non-vote." We strongly encourage you to submit your proxy and exercise your right to vote as a shareholder.**

What is the "quorum" requirement for the Annual General Meeting?

In order to conduct any business at the Annual General Meeting, holders of a majority of Covidien's shares which are outstanding and entitled to vote on the record date must be present in person or represented by valid proxies. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, or broker non-votes, if you:

- are present and vote in person at the meeting;
- have voted by Internet or by telephone; or
- you have submitted a proxy card or voting instruction form by mail.

Assuming there is a proper quorum of shares represented at the Annual General Meeting, how many shares are required to approve the proposals being voted upon at the Annual General Meeting?

The voting requirements for each of the proposals are as follows:

	Proposal	*Vote Required*	*Broker Discretionary Voting Allowed?*
1.	Irish Statutory Accounts and related reports	Majority of votes cast	Yes
2.	Election of Directors	Majority of votes cast	No
3.	Appointment of independent auditors and authorization of the Audit Committee of the Board to set the auditors' remuneration	Majority of votes cast	Yes
4.	Authorization to make market purchases of Company shares	Majority of votes cast	Yes
5.	Authorization of the reissue price range of treasury shares *(Special Resolution)*	75% of votes cast	Yes

How are abstentions and broker non-votes treated?

Abstentions and broker non-votes are considered present for purposes of determining the presence of a quorum. Abstentions and broker non-votes will not be considered votes properly cast at the Annual General Meeting. Because the approval of all of the proposals are based on the votes properly cast at the Annual General Meeting, abstentions and broker non-votes will not have any effect on the outcome of voting on these proposals.

Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

As explained in more detail below, we are pleased to be using the voluntary "notice and access" system adopted by the Securities and Exchange Commission (the "SEC") relating to delivery of the proxy materials over the Internet. As a result, we mailed to many of our shareholders a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. Shareholders who received the notice will have the ability to access the proxy materials over the Internet and to request a paper copy of the proxy materials by mail, by e-mail or by telephone. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found on the notice. In addition, the notice contains instructions on how shareholders may request proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. As permitted by our Articles of Association, this notice of Internet availability of proxy materials also includes a Notice of Meeting.

What are the "notice and access" rules and how do they affect the delivery of the proxy materials?

The SEC's notice and access rules allow us to deliver proxy materials to our shareholders by posting the materials on an Internet website, notifying shareholders of the availability of the proxy materials on the Internet and sending paper copies of proxy materials upon shareholder request. We believe that the notice and access rules allow us to use Internet technology that many shareholders prefer, continue to provide our shareholders with the information they need and, at the same time, assure more prompt delivery of the proxy materials. The notice and access rules also lower our cost of printing and delivering the proxy materials and minimize the environmental impact of printing paper copies.

Why didn't I receive a notice in the mail about the Internet availability of the proxy materials?

Shareholders who previously elected to access the proxy materials over the Internet will not receive a notice in the mail about the Internet availability of the proxy materials. Instead, you should have received an e-mail with links to the proxy materials and the proxy voting website. Additionally, we mailed copies of the proxy materials to shareholders who previously requested to receive paper copies instead of the notice.

If you received a paper copy of the proxy materials, you may elect to receive future proxy materials electronically by following the instructions on your proxy card or voting instruction form. Choosing to receive your future proxy materials by e-mail will help us conserve natural resources and reduce the costs of printing and distributing our proxy materials. If you choose to receive future proxy materials by e-mail, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

How do I attend the Annual General Meeting?

All shareholders are invited to attend the Annual General Meeting.

Shareholders of Record. For admission to the Annual General Meeting, shareholders of record should bring picture identification to the Registered Shareholders check-in area, where ownership will be verified. If you would like someone to attend on your behalf, please contact the Company Secretary at our registered office prior to the meeting.

Beneficial Owners of Shares Held in Street Name. Those who have beneficial ownership of ordinary shares held by a bank, brokerage firm or other nominee should come to the Beneficial Owners check-in area. To be admitted, beneficial owners must bring picture identification, as well as proof from their banks or brokers that they owned Covidien ordinary shares on January 13, 2010, the record date for the Annual General Meeting.

Registration will begin at 10:30 a.m., local time, and the Annual General Meeting will begin at 11:00 a.m., local time. For directions to the Annual General Meeting, please call us at +353 (1) 439-3000.

How will voting on any other business be conducted?

Other than matters incident to the conduct of the Annual General Meeting, we do not know of any business or proposals to be considered at the Annual General Meeting other than those set forth in this Proxy Statement. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion.

Who will count the votes?

Broadridge Financial Solutions, Inc. will act as the inspector of election and will tabulate the votes.

Who will pay the costs of soliciting the proxies?

We will pay the costs of soliciting proxies. Proxies may be solicited on behalf of Covidien by directors, officers or employees of Covidien in person or by telephone, facsimile or other electronic means. We have retained D. F. King & Co., Inc. to assist in solicitation of proxies and have agreed to pay D. F. King $15,000, plus out-of-pocket expenses, for these services. As required by the SEC and the NYSE, we also will reimburse brokerage firms and other custodians, nominees and fiduciaries, upon request, for their reasonable expenses incurred in sending proxies and proxy materials to beneficial owners of our ordinary shares.

Who is your transfer agent?

Our transfer agent is BNY Mellon Shareowner Services. All communications concerning accounts of shareholders of record, including address changes, name changes, inquiries as to requirements to transfer Covidien stock and similar issues, can be handled by calling toll-free 1-866-210-6572 (U.S.) or +1-201-680-6578 (outside the U.S.) or by accessing Mellon's web site at *www.bnymellon.com/shareowner/isd.*

Where can I find more information about Covidien?

For other Covidien information, you can visit our web site at *www.covidien.com.* We make our web site content available for information purposes only. It should not be relied upon for investment purposes, and it is not incorporated by reference into this proxy statement.

CORPORATE GOVERNANCE

Our Board of Directors believes that good governance requires not only an effective set of specific practices, but also a culture of responsibility throughout an organization, and governance at Covidien is intended to achieve both. The Board also believes that good governance ultimately depends on the quality of an organization's leadership, and it is committed to recruiting and retaining directors and officers of proven leadership ability and personal integrity.

Corporate Governance Guidelines

The Board has adopted governance guidelines which are designed to assist the Company and the Board in implementing effective corporate governance practices. The governance guidelines, which are reviewed annually by the Nominating and Governance Committee, address, among other things:

- director responsibilities;
- composition and selection of the Board, including qualification standards and independence guidelines;
- majority voting for directors;
- the role of an independent Lead Director;
- Board committee establishment, structure and guidelines;
- officer and director stock ownership requirements;
- meetings of non-employee directors;
- director orientation and continuing education;
- Board access to management and independent advisors;
- communication with directors;
- Board and committee self-evaluations;
- succession planning and management development reviews;
- CEO performance reviews;
- ethics and conflicts of interest; and
- policy on shareholder rights plans.

The governance guidelines are posted on our web site at *www.covidien.com.* We will also provide a copy of the governance guidelines to shareholders upon request.

Independence of Nominees for Director

As noted above, the governance guidelines include criteria adopted by the Board to assist it in making determinations regarding the independence of its members. The criteria, summarized below, are consistent with the NYSE listing standards regarding director independence. To be considered independent, the Board must determine that a director does not have a material relationship, directly or indirectly, with Covidien. In assessing independence, the Board considers all relevant facts and circumstances. In particular, when assessing the materiality of a director's relationship with the Company, the Board considers the issue not just from the standpoint of the director, but also from that of the persons or organizations with which the director has an affiliation. A director will not be considered independent if he or she:

- is, or has been within the last three years, an employee of Covidien;
- has an immediate family member who is, or has been within the last three years, an executive officer of Covidien;
- is a current partner or employee of our auditor;

- has an immediate family member who is a current partner of our auditor or who is an employee of our auditor and personally works on our audit;
- has been, or has an immediate family member who has been, within the last three years, a partner or employee of our auditor who personally worked on our audit during that time;
- is, or an immediate family member is, or has been within the last three years, employed as an executive officer of a public company that has or had on the compensation committee of its Board an executive officer of Covidien (during the same period of time);
- has, or has an immediate family member who has, received more than $120,000 in direct compensation from Covidien, other than director and committee fees, in any twelve month period within the last three years;
- is a current employee, or has an immediate family member who is a current executive officer, of a company that has made payments to, or received payments from, Covidien for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; or
- is, or his or her spouse is, an executive officer, director or trustee of a charitable organization to which Covidien's contributions, not including our matching of charitable contributions by employees, exceed, in any single year within the last three fiscal years, the greater of $1 million or 2% of such organization's total charitable receipts during that year.

The Board has considered the independence of its members in light of these independence criteria. In connection with its independence considerations, the Board has reviewed Covidien's relationships with organizations with which our directors are affiliated and has determined that such relationships, other than that with Tyco International Ltd. ("Tyco International"), were established in the ordinary course of business and are not material to us, any of the organizations involved, or our directors. Based on these considerations, the Board has determined that each of our directors and each of the director nominees, other than Richard J. Meelia, our President, Chief Executive Officer and Chairman of the Board, and Christopher J. Coughlin, the Chief Financial Officer of Tyco International, satisfies the criteria and is independent. These independent directors and director nominees are: Craig Arnold, Robert H. Brust, John M. Connors, Jr., Timothy M. Donahue, Kathy J. Herbert, Randall J. Hogan, III, Dennis H. Reilley, Tadataka Yamada and Joseph A. Zaccagnino. Each independent director is expected to notify the chair of the Nominating and Governance Committee, as soon as reasonably practicable, of changes in his or her personal circumstances that may affect the Board's evaluation of his or her independence.

Director Nominations Process

The Nominating and Governance Committee is responsible for developing the general criteria, subject to approval by the full Board, for use in identifying, evaluating and selecting qualified candidates for election or re-election to the Board. The Nominating and Governance Committee periodically reviews with the Board the appropriate skills and characteristics required of Board members in the context of the current make up of the Board. Final approval of director candidates is determined by the full Board, and invitations to join the Board are extended by the Chairman of the Board on behalf of the entire Board.

The Nominating and Governance Committee, in accordance with the Board's governance guidelines, seeks to create a Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge, corporate governance and global markets. When the Committee reviews a potential new candidate, the Committee looks specifically at the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then current mix of director attributes.

As described in our Corporate Governance Guidelines:

- directors should be individuals of the highest ethical character and integrity;

- directors should have demonstrated management ability at senior levels in successful organizations, including as the chief executive officer of a public company or as the leader of a large, multifaceted organization, including government, educational and other non-profit organizations;
- each director should have the ability to provide wise, informed and thoughtful counsel to senior management on a range of issues and be able to express independent opinions, while at the same time working as a member of a team;
- directors should be free from any conflict of interest or business or personal relationship that would interfere with the duty of loyalty owed to the Company; and
- directors should be independent of any particular constituency and be able to represent all shareholders of the Company.

The Committee assesses independence and also ensures that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Human Resources and Nominating and Governance Committees. Directors may not serve on more than four public company boards of directors (including Covidien) or, if the director is employed as CEO of a publicly traded company, no more than three public company boards of directors (including Covidien). No person may stand for election as a director after reaching age 72.

As provided in its charter, the Nominating and Governance Committee will consider nominations submitted by shareholders. To recommend a nominee, a shareholder should write to our Secretary at Covidien's registered address, Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co. Dublin, Ireland. Any such recommendation must include:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above; and
- the candidate's signed consent to serve as a director if elected and to be named in the proxy statement.

The recommendation must also include documentary evidence of ownership of Covidien ordinary shares if the shareholder is a beneficial owner, as well as the date the shares were acquired, as required by the Company's Articles of Association.

To be considered by the Nominating and Governance Committee for nomination and inclusion in the Company's proxy statement for the 2011 Annual General Meeting, shareholder recommendations for director must be received by our Secretary no later than September 27, 2010. Once the Secretary receives the recommendation, we will deliver a questionnaire to the candidate requesting additional information about the candidate's independence, qualifications and other information that would assist the Nominating and Governance Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating and Governance Committee.

The Nominating and Governance Committee also receives suggestions for director candidates from Board members and, in its discretion, may also employ a third-party search firm to assist in identifying candidates for director. All 11 of our nominees for director are current members of the Board. In evaluating candidates for director, the Committee uses the guidelines described above, and evaluates shareholder candidates in the same manner as candidates proposed from all other sources. Based on the Nominating and Governance Committee's evaluation of the current directors, each nominee was recommended for re-election. More information regarding each director's qualifications can be found in Proposal Two later in this proxy statement.

Majority Vote for Election of Directors

Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at the Annual General Meeting and serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast is not elected to the Board.

Executive Sessions

Non-employee directors meet in executive session, without members of management present, at each regularly scheduled Board meeting and at such other times as may be deemed appropriate. These executive sessions may include a discussion with the Chief Executive Officer.

Board Leadership Structure

From June 2007 through September 2008, the positions of Chairman of the Board and Chief Executive Officer were held by separate people, due in part to the fact that the Company was a newly independent stand-alone public company, no longer part of a conglomerate, and also to the fact that the Board was newly constituted and unfamiliar with the Chief Executive Officer. In September 2008, after the Company had completed one full fiscal year as an independent Company, the Board reassessed this structure. Based in part on the strong governance structure laid down by the non-executive Chairman, the Chief Executive Officer's performance during the Company's first full fiscal year as a stand-alone public company, the Board's increasing familiarity and comfort with the Chief Executive Officer and the potential efficiencies of having the Chief Executive Officer also serve in the role of Chairman of the Board, the Board decided to revise its structure. The Board appointed Mr. Donahue as Independent Lead Director and appointed Mr. Meelia, our Chief Executive Officer, as the Chairman of the Board.

The Chairman of the Board provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. In conjunction with the Lead Director, the Chairman of the Board sets the Board agendas with Board and management input, facilitates communication among directors, works with the Lead Director to provide an appropriate information flow to the Board and presides at meetings of the Board of Directors and shareholders. The Lead Director works with the Chairman of the Board and Chief Executive Officer and other Board members to provide strong, independent oversight of the Company's management and affairs. Among other things, the Lead Director approves Board meeting agendas as well as the quality, quantity and timeliness of information sent to the Board, serves as the principal liaison between the Chairman of the Board and the independent directors and chairs an executive session of the non-employee directors at each regularly scheduled Board meeting. A more detailed description of the roles and responsibilities of the Chairman of the Board and of the Lead Director is set forth in our Corporate Governance Guidelines.

Code of Ethics

We have adopted the Covidien Guide to Business Conduct, which applies to all of our employees, officers and directors. The Guide to Business Conduct meets the requirements of a "code of ethics" as defined by SEC regulations and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees, as indicated above. The Guide to Business Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the NYSE. The Guide to Business Conduct is posted on our web site at *www.covidien.com* under the heading "Investor Relations—Corporate Governance." We will also provide a copy of the Guide to Business Conduct to shareholders upon request. We disclose any material amendments to the Guide to Business Conduct, as well as any waivers for executive officers or directors, on our web site.

Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board of Directors in setting the Company's business strategy is a key part of its assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company. The full Board of Directors participates in an annual enterprise risk management assessment, which is led by the Company's general counsel. In this process, risk is assessed throughout the business, focusing on three primary areas of risk: financial risk, legal/compliance risk and operational/strategic risk.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from the Company's internal auditors. The Company's Compliance Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to regulatory, healthcare compliance and public policy issues that affect the Company and works closely with the Company's legal and regulatory groups. In addition, in setting compensation, the Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with the Company's business strategy. Finally, the Company's Nominating and Governance Committee conducts an annual assessment of the risk management process and reports its findings to the Board.

Transactions with Related Persons

Our Board of Directors has adopted written policies and procedures providing for the review and approval or ratification by the Nominating and Governance Committee of certain transactions or relationships involving Covidien and its directors, executive officers, certain shareholders and their affiliates. Transactions subject to this review and approval or ratification include any transaction, arrangement or relationship or series of transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (i) the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, (ii) the Company is a participant, and (iii) any related party has or will have a direct or indirect material interest. In determining whether to approve or ratify these interested transactions, the Nominating and Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no more favorable to the affiliated third-party than terms generally available to an unaffiliated third-party under the same or similar circumstances, as well as the extent of the related party's interest in the transaction. The following transactions were all considered and approved or ratified by the Nominating and Governance Committee who also determined that none of the transactions impaired the independence of any of our Directors.

Until our separation from Tyco International on June 29, 2007, we constituted the healthcare business of Tyco International. In connection with the separation, we entered into various agreements with Tyco International, including a Separation and Distribution Agreement and a Tax Sharing Agreement. These agreements, which we have filed with the SEC, are described in more detail in our Annual Report on Form 10-K for the fiscal year ended September 25, 2009, and in other documents we have filed with the SEC. During fiscal 2009, we purchased, in the normal course of business, approximately $4.3 million of goods and services from Tyco International, primarily related to electronic security systems and valves and controls. Christopher J. Coughlin, a member of our Board of Directors, is the Executive Vice President and Chief Financial Officer of Tyco International.

During fiscal 2009, we purchased, in the normal course of business, approximately $976,000 of goods and services from Sprint Nextel Corporation and its affiliates. These goods and services were primarily related to telecommunications equipment and services. Robert H. Brust, a member of our Board of Directors, is the Chief Financial Officer of Sprint Nextel.

During fiscal 2009, we purchased, in the normal course of business, approximately $1.4 million of goods and services from Pentair, Inc. and its affiliates. These goods and services were primarily related to filters, metals and molded components. Randall J. Hogan, a member of our Board of Directors, is the Chairman and Chief Executive Officer of Pentair, Inc.

During fiscal 2009, we purchased approximately $235,000 of goods and services from Eaton Corporation and its affiliates in the normal course of business. These goods and services were primarily related to electrical components and services. Craig Arnold, a member of our Board of Directors, is Vice Chairman of Eaton Corporation, as well as the Chief Operating Officer of Eaton's Industrial Sector.

Bryan C. Hanson, the brother-in-law of José Almeida, our Senior Vice President and President of our Medical Devices segment, is President of the Energy-based Devices business unit within our Medical Devices segment. In fiscal 2009, Mr. Hanson earned total cash compensation of approximately $690,000 (consisting of base salary, bonus and Company matches under our retirement plans) and, in connection with existing restricted stock unit awards, was credited with dividend equivalent units having a value of approximately $12,000. In fiscal 2009, he also received a grant of 5,124 restricted stock units, 5,124 performance share units and options to purchase 35,340 of our ordinary shares at $34.15 per share. His compensation was commensurate with that of his peers.

FMR LLC owns more than 5% of our outstanding ordinary shares. In fiscal 2009, we paid various affiliates of FMR LLC approximately $1.2 million, primarily for services as administrator of our Employee Stock Purchase Plan and certain non-qualified retirement plans, including our Supplemental Savings and Retirement Plan.

Communications with the Board of Directors

The Board has established a process for interested parties to communicate with members of the Board. If you have a concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the Board, you may reach the Board via email at *board.directors@covidien.com.* A direct link to this email address can be found on our web site at *www.covidien.com* under the heading "Investor Relations—Corporate Governance - Contact Covidien Board." You may also submit communications in writing to a special address or by phone to a toll-free number that are published on our web site at *www.covidien.com* under the heading "Contact Us—Ombudsman." Inquiries may be submitted anonymously and confidentially.

All concerns and inquiries are received and reviewed promptly by our Ombudsman. Any concerns relating to accounting, internal controls or audit matters are reviewed with the Audit Committee. All concerns will be addressed by the Ombudsman, with assistance from the Office of the General Counsel as necessary, unless otherwise instructed by the Audit Committee or the Lead Director. The status of all outstanding concerns is summarized to the Audit Committee on a regular basis, and any concern that is determined to be either (1) an immediate threat to the Company or (2) concerns a senior Company official (any Section 16(b) Officer or any direct report to the CEO) is immediately communicated to the Chair of the Audit Committee. The Chair of the Audit Committee or the Lead Director may determine that certain matters should be presented to the full Board and may direct the retention of outside counsel or other advisors in connection with any concern addressed to them. The Covidien *Guide to Business Conduct* prohibits any employee from retaliating against anyone for raising or helping to resolve an integrity question.

BOARD OF DIRECTORS AND BOARD COMMITTEES

General

Our business, property and affairs are managed under the direction of the Board of Directors, which currently is comprised of 11 members. Directors are kept informed of our business through discussions with the Lead Director, the Chairman of the Board and Chief Executive Officer and other officers, by reviewing materials provided to them, and by participating in meetings of the Board and its committees. During our 2009 fiscal year, the Board held ten meetings. In fiscal 2009, all of our directors attended over 75% of the total of all meetings of the Board and the committees on which they served. Our Corporate Governance Guidelines provide that Board members are expected to attend each Annual General Meeting; all of our Board members attended our 2009 Annual General Meeting.

Board Committees

The Board has a separately designated Audit Committee established in accordance with the Securities Exchange Act of 1934, as well as a Compensation and Human Resources Committee, a Nominating and Governance Committee, a Compliance Committee and a Transactions Committee. Assignments to, and chairs of, the committees are recommended by the Nominating and Governance Committee and selected by the Board. The committees report on their activities to the Board at each regular Board meeting.

The table below provides membership information for the Board and each committee as of the date of this proxy statement.

	Audit Committee	Compensation and Human Resources Committee	Nominating and Governance Committee	Compliance Committee	Transactions Committee
Independent Directors					
Craig Arnold	X				
Robert H. Brust	Chair				X
John M. Connors, Jr.		X			
Timothy M. Donahue[1]		Chair			Chair
Kathy J. Herbert		X			
Randall J. Hogan, III	X				
Dennis H. Reilley			X	X	
Tadataka Yamada			X	X	
Joseph A. Zaccagnino			Chair	X	X
Other Directors					
Christopher J. Coughlin				Chair	X
Richard J. Meelia[2]					
Number of Meetings Held in Fiscal 2009	13	6	4	5	1

[1] *Lead Director*

[2] *Chairman of the Board*

Audit Committee

The Audit Committee monitors the integrity of our financial statements, the independence and qualifications of the independent auditors, the performance of our internal auditors and independent auditors, our compliance with legal and certain regulatory requirements and the effectiveness of our internal controls. The Audit Committee is also responsible for selecting, retaining, evaluating, setting the remuneration of (if authorized by the shareholders) and, if appropriate, recommending the termination of our independent auditors. The members of the Audit Committee are Craig Arnold, Robert H. Brust and Randall J. Hogan, III, each of whom is independent under SEC rules and NYSE listing standards applicable to audit committee members. Mr. Brust is the Chair of the Audit Committee. The Board has determined that Mr. Brust and Mr. Hogan are audit committee financial experts. The Audit Committee held thirteen meetings during fiscal 2009. The Audit Committee operates under a charter approved by the Board of Directors, which is posted on our web site at *www.covidien.com.* We will provide a copy of the charter to shareholders upon request.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee reviews and approves compensation and benefits policies and objectives, determines whether our officers and employees are compensated according to these objectives and carries out the Board's responsibilities relating to the compensation of our executives. The members of the Compensation and Human Resources Committee are John M. Connors, Jr., Timothy M. Donahue and Kathy J. Herbert, each of whom is independent under NYSE listing standards. Mr. Donahue is the Chair of the Compensation and Human Resources Committee. The Compensation and Human Resources Committee held six meetings during fiscal 2009. The Compensation and Human Resources Committee operates under a charter approved by the Board of Directors, which is posted on our web site at *www.covidien.com.* We will provide a copy of the charter to shareholders upon request.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board the director nominees for election at the Annual General Meeting, developing and recommending to the Board a set of corporate governance guidelines, and taking a general leadership role in our corporate governance. The Nominating and Governance Committee also reviews the succession planning process relating to the Chief Executive Officer and the Company's other senior executive officers, as well as the Company's management development process. The members of the Nominating and Governance Committee are Dennis H. Reilley, Tadataka Yamada and Joseph A. Zaccagnino, each of whom is independent under NYSE listing standards. Mr. Zaccagnino is the Chair of the Nominating and Governance Committee. The Nominating and Governance Committee held four meetings during fiscal 2009. The Nominating and Governance Committee operates under a charter approved by the Board of Directors, which is posted on our web site at *www.covidien.com.* We will provide a copy of the charter to shareholders upon request.

Compliance Committee

The Compliance Committee assists the Board in fulfilling its oversight responsibility with respect to regulatory, healthcare compliance and public policy issues that affect the Company. The members of Compliance Committee are Dennis H. Reilley, Tadataka Yamada and Joseph A. Zaccagnino, each of whom is independent under NYSE listing standards, and Christopher J. Coughlin. Mr. Coughlin serves as the Chair of the Compliance Committee. The Compliance Committee held five meetings during fiscal 2009. The Compliance Committee operates under a charter approved by the Board of Directors, which is posted on our web site at *www.covidien.com.* We will provide a copy of the charter to shareholders upon request.

Transactions Committee

The Transactions Committee, which was formed in June 2009, was created by the Board of Directors to maximize the efficiency of the Board's review and approval process relating to merger, acquisition and divestiture transactions. The members of Transactions Committee are Robert H. Brust, Timothy M. Donahue and Joseph A. Zaccagnino, each of whom is independent under NYSE listing standards, and Christopher J. Coughlin. Mr. Donahue serves as the Chair of the Transactions Committee. The Transactions Committee held one meeting during fiscal 2009.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The Board of Directors has approved a compensation structure for non-employee directors consisting of an annual cash retainer, supplemental cash retainers for Audit Committee members, Committee Chairs and the Lead Director and equity awards.

Cash Retainers

Board Members. Each non-employee Director receives an annual cash retainer which is generally paid on a quarterly basis. During fiscal 2008, the annual cash retainer was $85,000. In connection with our move to Ireland, which resulted in Irish tax obligations for our directors, we increased the annual cash retainer for our directors to $95,000. This increase went into effect for payments for the second, third and fourth fiscal quarters of 2009, resulting in an effective cash retainer of $92,500 for fiscal 2009.

Committee Chairs and Audit Committee Members. The Chairs of the Compensation and Human Resources Committee, Nominating and Governance Committee and Compliance Committee each receive a supplemental annual cash retainer of $10,000. The Chair of the Audit Committee receives a supplemental annual cash retainer of $15,000 (the previous annual rate of $10,000 was applicable for the first quarter of fiscal 2009, resulting in an effective fiscal 2009 annual payment of $13,750). Each member of the Audit Committee (including the Chair) also receives a supplemental annual cash retainer of $5,000.

Lead Director. The Lead Director receives a supplemental annual cash retainer of $25,000 for his services.

Equity Awards

Restricted Stock Units. At the time of our 2009 Annual General Meeting, each non-employee director received an annual grant of restricted stock units with a value of $120,000. All of these fiscal 2009 awards vest on the date of the Company's 2010 Annual General Meeting. Restricted stock units also accrue dividend equivalent units until the restricted stock units vest and shares are issued. Going forward, we expect that each non-employee director will receive an annual grant of restricted stock units on or around the date of each Annual General Meeting. In July 2009, the Board of Directors approved an increase in the annual grant value from $120,000 to $135,000, to take effect at the time of the next annual grant.

Other

Directors from time to time may make use of tickets to various sporting events provided by the Company; for the year ended September 25, 2009, the aggregate incremental cost to the Company of these amounts was substantially less than $10,000 per director. Pursuant to Covidien's Matching Gift Program, which is available to our directors on the same terms available to our employees, the Company will match contributions to charitable organizations up to $10,000. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending Board, Board committee, and shareholder meetings and are also permitted to use the corporate aircraft to travel to and from meetings.

The following table provides information concerning the compensation paid by us to each of our non-employee directors for the fiscal year ended September 25, 2009. Richard J. Meelia, our President, Chief Executive Officer and Chairman of the Board of Directors, is not included in this table as he is an employee of the Company and thus receives no compensation for his service as a director. The compensation received by Mr. Meelia as an officer of the Company is shown in the Summary Compensation Table on page 32.

2009 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Option Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
(a)	(b)	(c)	(d)	(g)	(h)
Craig Arnold	$ 97,500[3]	$120,374	$37,770	$2,084	$257,728
Robert H. Brust	$111,250[4]	$120,374	$37,770	$2,084	$271,478
John M. Connors, Jr.	$ 92,500[5]	$120,374	$37,770	$2,084	$252,728
Christopher J. Coughlin	$102,500[6]	$120,374	$37,770	$2,084	$262,728
Timothy M. Donahue	$127,500[7]	$120,374	$37,770	$2,084	$287,728
Kathy J. Herbert	$ 92,500[5]	$120,374	$37,770	$2,084	$252,728
Randall J. Hogan, III	$ 97,500[3]	$120,374	$37,770	$2,084	$257,728
Dennis H. Reilley	$ 92,500[5]	$175,828	$37,770	$2,959	$309,057
Tadataka Yamada	$ 92,500[5]	$120,374	$37,770	$2,084	$252,728
Joseph A. Zaccagnino	$102,500[8]	$120,374	$37,770	$2,084	$262,728

1 The amounts in column (c) and (d) reflect the dollar amount recognized for financial statement reporting purposes for our 2009 fiscal year (excluding forfeiture assumptions), in accordance with Accounting Standards Codification 718 ("ASC 718") (formerly referred to as SFAS 123R), of restricted stock unit and stock option awards held by our directors, including awards that were made in previous fiscal years. For information on the assumptions used in calculating these amounts pursuant to ASC 718, see Note 15 to the Consolidated and Combined Financial Statements included in our Annual Reports on Form 10-K for the years ended September 25, 2009 and September 26, 2008. These amounts reflect our accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by each director, which will likely vary based on a number of factors, including our financial performance, stock price fluctuations and applicable vesting. The grant date fair value of the restricted stock unit awards granted in fiscal 2009, computed in accordance with ASC 718, is $119,985 for each director. As of September 25, 2009, each director had 3,836 restricted stock units (including dividend equivalent units) outstanding. As of September 25, 2009, each non-employee director held options to purchase 9,600 ordinary shares received as compensation for serving on our board.

2 The amounts in column (g) reflect the value of dividend equivalent units credited on unvested restricted stock unit awards during fiscal 2009. Dividend equivalent units are credited on unvested restricted stock units at the same rate as any cash dividends paid to holders of the Company's ordinary shares and vest according to the same vesting schedule as the underlying restricted stock units.

3 Includes annual retainer and Audit Committee member retainer of $5,000.

4 Includes annual retainer, Audit Committee member retainer of $5,000 and Audit Committee Chair retainer of $13,750.

5 Includes annual retainer.

6 Includes annual retainer and Compliance Committee Chair retainer of $10,000.

7 Includes annual retainer, Compensation and Human Resources Committee Chair retainer of $10,000 and Lead Director retainer of $25,000.

8 Includes annual retainer and Nominating and Governance Committee Chair retainer of $10,000.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Executive Compensation Philosophy

The Compensation Committee's goal in setting executive compensation is to provide a compensation package that attracts, motivates and retains executive talent and rewards executive officers for superior Company and individual performance while encouraging behavior that is in the long-term best interests of the Company and its shareholders. Underlying this general philosophy are the following core principles:

- Compensation should be based on a total rewards perspective, with an explicit role for each element of compensation and with a view to the aggregate value and effect of all other elements.
- We should pay competitively, but not excessively, in order to attract and retain talented executive officers who can achieve our long-term strategic goals and create shareholder value, offering total rewards that are generally within the 50th-75th percentile range based on a review of peer companies in the medical devices and pharmaceutical industries and, as appropriate, general industry and which are fair and reasonable in light of the executive officer's responsibilities, experience and performance.
- Compensation should support our business strategy in the areas of customer focus, globalization, high-performance and innovation. Compensation should also support our talent strategy, including (1) recognizing individual performance through merit increases and individual adjustments to equity grant levels; (2) standardizing pay levels and programs across the Company to facilitate cross-Company career progression; (3) using equity grants to signal potential and nurture career commitment; (4) recognizing the occasional need to pay at upper limits of market data to attract or retain key talent; and (5) emphasizing pay-for-performance through annual and long-term incentive plans rather than through retirement benefits or entitlements such as perquisites.
- Our reward elements should be balanced, providing a mix of incentive plans that balance short- and long-term objectives, provide potential upside for exceeding performance targets (capped at a market-competitive degree of leverage) with downside risk for missing performance targets and balance retention with reward for shareholder value creation, while also ensuring that the elements, individually and in the aggregate, do not encourage excessive risk-taking.
- Compensation goals and practices should be transparent and easy to communicate, both internally and externally, with clear and consistent communication of our total rewards philosophy to executives, limitations on the number of separate compensation plans/programs we provide, minimization of the number of performance metrics per plan, continuity in plan design, alignment of executive programs across the Company and enhancement of the motivational value of compensation by regular communication of progress against goals.
- Compensation should support effective governance. We hold Company officers to stock ownership guidelines to promote long-term ownership, long-term shareholder perspective and responsible practices; we cap awards to limit windfalls; we encourage simplicity and transparency in plan design; we establish clear processes for administering equity and employee benefit plans; and, in assessing the contributions of a particular executive officer, the Compensation and Human Resources Committee (the "Compensation Committee") looks not only to results-oriented performance, but also to how those results were achieved—whether the decisions and actions leading to the results were consistent with the values of the Company—and the long-term impact of those decisions.

How We Determine Compensation

Compensation Committee Role and Input from Management

The Compensation Committee is responsible for the Company's executive compensation strategies, structure, policies and programs and must specifically approve compensation actions relating to our key executives, which include our executive officers and any other employee who is in career band one and who is either the president of a segment or global business unit or comparable non-United States position or a direct report to the Chief Executive Officer. The Compensation Committee also reviews and approves actions related to other aspects of compensation that affect employees below the key executive level, including size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and aggregate value of equity to be awarded. In addition, the Compensation Committee has established a governance structure to oversee our broad-based employee health, welfare and retirement benefit programs.

For each key executive officer, other than our Chief Executive Officer, the Compensation Committee relies on input from our Chief Executive Officer and our Senior Vice President of Human Resources in setting the officer's performance objectives, evaluating the actual performance of each officer against those objectives and recommending appropriate salary and incentive awards. The Chief Executive Officer and Senior Vice President of Human Resources participate in Compensation Committee meetings, at the request of the Compensation Committee, to provide background information and explanations supporting compensation recommendations. Our Chief Executive Officer conducts annual performance evaluations of each named executive officer, which he discusses in detail with the Compensation Committee. Each executive also receives a Talent Leadership Review rating, as described below, which is also considered by the Compensation Committee.

The Compensation Committee drives the annual performance evaluation of our Chief Executive Officer. The process begins with the Compensation Committee approving an evaluation form which is then completed by the Chief Executive Officer as a self-evaluation. This completed self-evaluation is submitted to the full Board of Directors for review along with a blank evaluation for completion by each Director. The Compensation Committee's independent consultant compiles the results of the evaluations and prepares a summary which is provided to the Compensation Committee. The Compensation Committee reviews and discusses the results and also reports back to the full Board of Directors.

Covidien also utilizes a career band structure to facilitate its efforts to (i) increase control over compensation and benefit programs and costs, (ii) align our programs with market practices, and (iii) provide internal pay equity across all of our businesses. Each of our employees has been assigned to one of eight career bands, based on job description. Eligibility parameters for long-term incentive compensation and eligibility for participation in certain benefit programs are based on career bands. All of our named executive officers are in the same career band. Finally, as noted below, the Compensation Committee relies on information from, and reports prepared by, its independent consultant and on information obtained from other external data providers.

Compensation Consultants

The Compensation Committee has the sole authority to retain, compensate and terminate any independent compensation consultants of its choosing. During fiscal 2009, Steven Hall & Partners served as the Compensation Committee's independent compensation consultant. Steven Hall & Partners reports directly to the Compensation Committee and does not provide services to, or on behalf of, any other part of our business. Steven Hall typically provides the Compensation Committee with advice on compensation program design and best practices and, as noted below, produces the comparative information derived from the peer group and published survey data that the Compensation Committee reviews. Major services provided by Steven Hall & Partners during fiscal 2009 included: (1) preparing the market study described below; (2) reviewing the Company's compensation peer group; (3) analyzing the Company's share allocation and utilization as compared with 10 peer companies; (4) providing regulatory updates and (5) assisting the human resources department in preparing the tally sheets reporting total compensation. Steven Hall & Partners is the only compensation consultant who plays a role in determining or recommending the amount or form of executive compensation.

Peer Group Review and Market Data

When reviewing compensation programs for the named executive officers, the Compensation Committee considers the compensation practices of specific peer companies whose annual revenues are generally within the range of one-half to two times our annual revenues, as well as compensation data from general industry published surveys. In selecting the peer group to be considered in setting 2009 compensation, the Compensation Committee considered various factors relating to similarly-situated medical device and pharmaceutical companies, including revenue, net income, and market capitalization.

The Compensation Committee approved the following specific peer group for purposes of setting 2009 compensation:

- Baxter International Inc.
- Becton, Dickinson & Company
- Boston Scientific Corporation
- Bristol-Myers Squibb Company
- Medtronic, Inc.
- Schering-Plough Corporation
- St. Jude Medical, Inc.
- Stryker Corporation
- Thermo Fisher Scientific, Inc.
- Zimmer Holdings, Inc.

We believe that this peer group represents our primary competitors for capital, executive talent and, in some cases, business within our industry. The Compensation Committee reviews this peer group on an on-going basis and modifies it as circumstances warrant.

In setting compensation for fiscal 2009, the Compensation Committee considered a market study prepared by its independent compensation consultant (the results of which we refer to as the "market data"). The study included data derived from a number of sources, including the proxy statements of the Company's peer group companies, a Watson Wyatt Survey Report on Top Management Compensation, a Radford Executive Survey, three confidential survey sources and, for companies with revenue of approximately $10 billion, general industry data as well as data for the medical instruments, pharmaceuticals and bio-technology industry where available. Proxy data was weighted more heavily for the chief executive officer and chief financial officer positions than for group head positions. In addition, based on his current responsibilities, data for senior operating executives was utilized in considering Mr. Almeida's compensation. This market data included the following compensation elements: base salary, annual incentive awards and the value of equity awards.

Use of Tally Sheets

In setting compensation for each named executive officer, in addition to reviewing market data, the Compensation Committee reviews each named executive officer's total annual compensation from the previous four years, including the various elements described below. The Compensation Committee uses individual tally sheets prepared by our human resources department and the Compensation Committee's compensation consultant as a presentation format to facilitate this review. The tally sheets identify the value of each pay element, including base salary, annual incentive bonus, sign-on or other cash payments, long-term incentives, equity holdings and retirement benefits. Options on the tally sheets are valued using the Black-Scholes option pricing model at their grant date value. Restricted stock units are valued at grant date and performance share units are valued at the target award level. The tally sheets also reflect current stock ownership as well the value of termination and change-in-control payments under the various potential termination and change-in-control scenarios contemplated in our equity compensation plan, our severance plan, our change-in-control severance plan and, in the case of our Chief Executive Officer, his employment agreement. Reviewing the tally sheets helps the Compensation Committee to balance the various elements of compensation and ensure that no one element is weighted too heavily and that there is an appropriate mix between fixed and variable compensation and between short- and long-term compensation.

Talent Leadership Review

The Company utilizes a Talent and Leadership Review ("TLR") process to manage its talent and organizational capability with the goal of maximizing organizational excellence and business success. TLR assists the Company in understanding its leadership strengths and gaps, helps identify key and emerging talent and provides insight into current organizational capability versus strategic goals and objectives. As part of the TLR process, the Chief Executive Officer in conjunction with the Senior Vice President of Human Resources assigns to each executive officer a rating on two discrete dimensions: leadership behaviors and results. Three possible ratings can be assigned in each of these two dimensions: exceptional, effective, and not yet effective. While the TLR process is intended to assist in evaluating the needs of the Company from a human resources perspective, these ratings are also considered by the Chief Executive Officer in formulating recommendations to the Compensation Committee for subsequent modifications to the compensation for the executive officers.

Total Rewards — Driving Performance and Behavior

Two of the core principles of the Company's compensation philosophy, as articulated above, are that compensation should support effective governance, and that compensation should be viewed from a total rewards perspective, considering each compensation element with a view to the aggregate value and effect of all other compensation elements. Accordingly, in setting compensation, the Compensation Committee considers whether the compensation elements, individually and in the aggregate, create incentives that encourage behavior consistent with the overall interests of the Company.

In determining compensation packages for our named executive officers, the Compensation Committee seeks to strike an appropriate balance between fixed and variable compensation and between short- and long-term compensation. We believe that making a significant portion of our named executive officers' compensation variable and long-term supports our pay-for-performance executive compensation philosophy while also mitigating potential excessive risk-taking behavior.

The following table illustrates the distribution of value among base salary, annual incentive cash awards and long-term incentives for our Chief Executive Officer and the four other named executive officers for fiscal 2009.


Pay Mix of CEO and Top 4 (NEOs)
66%
Long-Term Incentives
62%
21%
Short-Term Incentives
19%
13%
Base Salary
19%
CEO
Top 4

While annual cash incentives play an important role in the Company's executive compensation program, overweighting this form of compensation can encourage strategies and risk that may not correlate with the long-term best interests of the Company. The Compensation Committee strives to mitigate potential risk relating to the short-term nature of our annual incentive plan through a mix of financial metrics, which provide checks and balances, as well through the caps on cash awards built into the plan design. We emphasize share-based compensation, in combination with executive share ownership guidelines, to promote long-term ownership, long-term shareholder perspective and responsible practices, encouraging significant and sustainable performance over the longer term. Our long-term equity incentive program includes a mix of vehicles to mitigate the risk of over-emphasis on any one element and also includes a cap on awards of performance share units. Additionally, claw-back provisions apply to monetary gains from equity grants realized by executives terminated for cause. Finally, in assessing the contributions of a particular executive officer, the Compensation Committee looks not only to results-oriented performance, but also to how those results were achieved—whether the decisions and actions leading to the results were consistent with the values of the Company—and the long-term impact of those decisions.

The Compensation Committee, supported by its independent consultant, believes that the Company's executive compensation program does not encourage our management to take unreasonable risks relating to our business, particularly in light of the following factors:

- our use of different types of compensation vehicles that provide a balance of long- and short-term incentives with fixed and variable components;
- the cap on awards to limit windfalls;
- our practice of looking beyond results-oriented performance in assessing the contributions of a particular executive;
- our share ownership guidelines; and
- our claw-back policy for equity, which allows us to seek to recover the amount of any profit the named executive officer realized upon the exercise of options or vesting of other equity awards during the 12-month period that occurs immediately prior to the officer's involuntary termination for cause.

Elements of Compensation

Our compensation program for named executive officers has four major components, all of which are designed to work together to drive a complementary set of behaviors and outcomes.

- *Base salary.* Base salary is intended to reflect the market value of the named executive officer's role, with differentiation for individual capability.
- *Annual incentive compensation.* Annual incentive compensation in the form of a market-competitive, performance-based cash bonus is designed to focus our executives on pre-set objectives each year and drive specific behaviors that foster short-term and long-term growth and profitability.
- *Long-term incentive awards.* Long-term incentive compensation generally consists of grants of stock options, restricted stock units with time-based vesting and restricted stock units with performance-based vesting, which we refer to as performance share units. Long-term equity incentive compensation is designed to recognize executives for their contributions to the Company and highlight the strategic significance of each named executive officer's role, to promote retention and to align the interests of named executive officers with the interests of our stockholders in long-term growth and stock performance, rewarding executives for shareholder value creation. In fiscal 2009, the Compensation Committee granted a mix of stock options, restricted stock units with time-based vesting and, for the first time, performance share units.
- *Employee benefit programs* offered to the named executive officers include:
    - health and welfare benefits which are consistent with those offered to our broad employee base;

- retirement benefits consisting of a defined contribution 401(k) plan and a non-qualified deferred compensation plan;
- an executive physical and, for our Chief Executive Officer, additional health and welfare benefits and the limited personal use of corporate aircraft; and
- change in control and severance benefits designed to provide income security to our named executive officers and to facilitate our ability to attract and retain executives as we compete for talent in a marketplace in which such protections are standard practice.

Base Salary

Base salaries are paid in order to provide a fixed component of compensation for the named executive officers. Each named executive officer's base salary is designed to be competitive with comparable positions in our peer group companies, with adjustments made for the complexity and unique challenges of the position and the individual skills, experience, background and performance of the executive. The Compensation Committee has established as the target for the base salaries of our named executive officers a range of the 50th to 75th percentile of base salary compensation paid to executives in comparable positions at our peer group companies and based on general industry published surveys. In setting base salaries for calendar year 2009, the Compensation Committee reviewed, among other things, a summary prepared by Steven Hall & Partners which detailed each named executive officer's then 2008 base salary compared to market data as well as 2008 total cash compensation compared to market data.

In November 2008, the Compensation Committee approved base salary increases, which became effective December 22, 2008, as follows:

Executive Officer	2008 Base Salary[(1)]	2009 Base Salary[(1)]	% Change
Richard J. Meelia	$1,123,500	$1,250,000	11.3%
Charles J. Dockendorff	$618,100	$679,900	10.0%
José E. Almeida	$601,100	$700,000	16.5%
John H. Masterson	$500,200	$525,200	5.0%
Timothy R. Wright	$545,300	$599,800	10.0%

(1) The Compensation Committee sets base salaries on a calendar year basis. Accordingly, the base salary amounts noted in this table, which represent calendar year base salaries, differ from the base salary amounts set forth in the Summary Compensation Table because the Summary Compensation Table reports amounts actually earned during our fiscal year, from September to September.

The salary increases were based on a consideration of individual performance, assessment of the value of the individual to Covidien, a review of total individual compensation and a comparison to market data. Individual performance, other than for Mr. Meelia, was measured through performance evaluations performed by Mr. Meelia and discussed with the Compensation Committee. Mr. Meelia also discussed with the Compensation Committee the value to the Company of each of the named executive officers. Mr. Meelia's individual performance was based on an evaluation performed by the Board of Directors, who also discussed his value to the Company.

Four of the five named executive officers received base salary increases at or above 10%. These above-average salary increases were intended to bring base salaries above the 50th percentile of base salary compensation based on market data and reflected the extraordinary and continuing contributions of these four individuals to the Company's success during its first full year as an independent publicly-traded company. Following the base salary increases for fiscal 2009, all named executive officers are in the 50th to 75th percentile range of base salary compensation paid to executives in comparable positions, based on market data.

The Compensation Committee reviews the base salary payable to our named executive officers on an annual basis. The Compensation Committee will adjust base salaries in the future as it deems appropriate based on various factors, including the role and performance of the named executive officers, market compensation levels and internal compensation equity considerations.

Annual Incentive Compensation

Annual incentive compensation supports the Compensation Committee's pay-for-performance philosophy and aligns individual goals with Company goals. Under the annual incentive plan, which is an element of our 2007 Stock and Incentive Plan, employees are eligible for annual incentive cash awards based on the Company's attainment of specific pre-established performance metrics. The annual incentive plan is generally structured as follows, with changes made from year to year to reflect changing business needs and competitive circumstances:

- At the beginning of each fiscal year, the Compensation Committee establishes performance measures and goals, which include the financial metrics being assessed, as well as minimum thresholds required to earn an award, target performance scores and maximum performance scores.
- Also at the beginning of each fiscal year, the Compensation Committee sets individual award targets for each executive, expressed as a percentage of base salary. In general, the Compensation Committee will establish the individual award targets for each named executive officer each year based on the executive's level of responsibility and upon an examination of compensation information from our peer group and published industry surveys.
- After the close of each fiscal year, the Compensation Committee receives a report from management regarding Company, segment and business unit performance against the pre-established performance goals. Awards are based on each named executive officer's individual award target percentage and the overall Company and/or individual segment's performance relative to the specific performance goal, as certified by the Compensation Committee.

Setting Annual Performance Metrics. There are two primary classifications of performance metrics utilized in the annual incentive plan, Core Financial Metrics and Strategic Focus Metrics. For fiscal 2009, the Core Financial Metrics applicable to named executive officers at the corporate level (Messrs. Meelia, Dockendorff and Masterson) were Company sales growth and Company net income. The Core Financial Metrics applicable to the two named executive officers who run operating segments, Mr. Almeida (Medical Devices) and Mr. Wright (Pharmaceuticals) were sales growth and operating income at the applicable operating segment. For fiscal 2009, the Strategic Focus Metric applicable to the named executive officers at the corporate level was Company cash flow and the Strategic Focus Metrics applicable to the named executive officers at the segment level were Company cash flow and Company net income. Each performance metric represents part of the total award calculation, with the Core Financial Metrics accounting for, in the aggregate, 70% of the performance score and the Strategic Focus Metrics accounting for, in the aggregate, 30% of the performance score.

Minimum Performance Requirement. In addition to setting performance metrics and targets, at the beginning of each fiscal year, the Compensation Committee also establishes a minimum annual performance requirement for participation in the annual incentive plan. In fiscal 2009, the minimum threshold required to earn an award was, for named executive officers at the corporate level, 75% of target net income and, for the named executive officers at the segment level, 75% of target segment operating income.

Calculating Performance Scores. If the minimum threshold for participation is met, then a performance score for each performance metric is determined and the overall performance score is calculated. For the Core Financial Metrics, thresholds and maximums are set, which, for fiscal 2009, were as follows:

Metric	Threshold	Maximum
Sales Growth *(Company and segment)*	2% below target	2% above target
Net Income *(Company)*	85% of target	115% of target
Operating Income *(segment)*	85% of target	115% of target

For each Core Financial Metric, the performance score would be 0 if performance is below the threshold and up to 200% if performance is at or above the maximum level. For Strategic Focus Metrics, no thresholds or maximums are set—only targets, which are either achieved or missed. If the target is missed, the performance score for the Strategic Focus Metric is 0. If the target is achieved, the performance score for the Strategic Focus Metric is 100%. In addition, if the Strategic Focus Metric target is achieved and the performance score for sales growth is greater than 100%, then the score for the Strategic Focus Metric will be increased to the same score as the sales growth.

The table below summarizes the performance measures, weights, targets and actual results used to determine the fiscal 2009 annual incentive cash awards for our named executive officers.

Fiscal 2009 Annual Incentive Plan Design Summary

Executive Officer	Performance Metric[1]	Weight	Performance Target	Performance Results[1] [2]
			(dollars in millions)	
Richard J. Meelia Charles J. Dockendorff John H. Masterson	Sales Growth *(Company)*	40%	8.1%	7.5%
	Net Income *(Company)*	30%	$1,444	$1,666
	Cash Flow *(Company)*	30%	$1,450	$1,461
José E. Almeida	Sales Growth *(Medical Devices segment)*	40%	6.7%	5.7%
	Operating Income *(Medical Devices segment)*	30%	$2,060	$2,099
	Cash Flow *(Company)*	15%	$1,450	$1,461
	Net Income *(Company)*	15%	$1,444	$1,666
Timothy R. Wright	Sales Growth *(Pharmaceuticals segment)*	40%	15.7%	14.5%
	Operating Income *(Pharmaceuticals segment)*	30%	$ 612	$ 748
	Cash Flow *(Company)*	15%	$1,450	$1,461
	Net Income *(Company)*	15%	$1,444	$1,666

(1) The performance metrics used for compensation purposes include non-GAAP financial measures which exclude the effects of anticipated one-time, generally non-recurring items which the Compensation Committee believes may mask the underlying operating results and/or business trends of the Company or business segment, as applicable. The categories of these anticipated extraordinary items are identified at the beginning of the fiscal year when the performance measure is approved and, for fiscal 2009, included certain restructuring charges, impairment charges, in-process research and development charges, licensing fee charges, shareholder and other litigation charges and certain legacy tax matters.

For fiscal 2009, the performance metrics had the following meanings:

- Sales growth is the total change in net trade sales for fiscal year 2009 in US dollars, calculated using fiscal 2008 foreign exchange rates, divided by fiscal year 2008 net trade sales.
- Net income is the non-GAAP net income of the Company, which excludes the items noted above.
- Operating income is the operating income of the applicable operating segment, calculated using the foreign exchange rate applied in setting the segment's annual operating plans in order to eliminate the effect of currency fluctuations.

- Cash flow means free cash flow, which is net cash provided by operating activities minus capital expenditures and excluding cash changes from investing or financing activities.

(2) Pursuant to the 2009 Annual Incentive Plan, the Compensation Committee also may adjust the performance results to take into account extraordinary items that were not anticipated at the start of the year. For fiscal 2009, the calculation of net income, operating income and sales growth performance results excluded pro-forma operating income and sales from acquisitions not contemplated in our fiscal 2009 operating plan. Excluding such income and sales had the effect of decreasing the ultimate performance results applicable to our named executive officers.

The table below sets forth the fiscal 2009 award target percentages, as well as the threshold, target, maximum and actual award payments for each of our named executive officers. In setting individual target percentages for fiscal 2009, the Compensation Committee reviewed, for each named executive officer, the target percentages applicable in fiscal 2008, the total cash compensation received in fiscal 2008 and the projected cash compensation for fiscal 2009, considering how the total cash compensation of each named executive officer compared to peer group and related market data. The Compensation Committee also took into account the day-to-day responsibilities of each named executive officer. Following this review, the Compensation Committee determined that the 2008 award target percentages generally remained appropriate in light of peer group data and the overall compensation of each executive officer, although the target percentages were increased by 5 percentage points for Mr. Masterson and Mr. Almeida and by 10 percentage points for Mr. Meelia in order to bring total cash compensation for each above the 50% percentile of peer group and other market data.

Annual incentive cash award payments for fiscal 2009 were approved in November 2009 by our Compensation Committee. The actual award payments are also reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and the threshold, target and maximum bonus payments are also reported in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column of the Grants of Plan-Based Awards Table.

Fiscal Year 2009 Annual Incentive Awards

Executive Officer	Target Percentages	Threshold	Target	Maximum	Actual
Richard J. Meelia	130%	$812,500	$1,625,000	$3,250,000	$2,009,735
Charles J. Dockendorff	85%	$288,958	$577,915	$1,155,830	$714,742
José E. Almeida	85%	$297,500	$595,000	$1,190,000	$560,811
John H. Masterson	80%	$210,080	$420,160	$840,320	$519,637
Timothy R. Wright	80%	$239,920	$479,840	$959,680	$564,138

Long-Term Incentive Awards

The Compensation Committee uses long-term incentive compensation in the form of equity awards to deliver competitive compensation that recognizes employees for their contributions to the Company and aligns named executive officers with shareholders in focusing on long-term growth and stock performance. The Compensation Committee has determined that long-term incentive compensation awards for our named executive officers should have a value that falls at the high end of the 50th to 75th percentile range of our peer group and other market data. The Compensation Committee believes this level of award is important to signify the strategic significance of the named executive officer's role. The Compensation Committee also believes that long-term incentive awards further the link between compensation and corporate performance.

Recognizing that long-term incentives are generally the most significant element of total remuneration at the senior level and also acknowledging that long-term incentives are a crucial part of the "total rewards" compensation package that the Company offers, during fiscal 2008 the Compensation Committee completed a review of the Company's long-term incentive structure. The Compensation Committee examined a number of potential long-term incentive vehicles for the grants to be made in the first quarter of fiscal 2009, considering the pros and cons of each. The Compensation Committee also considered the proportion of long-term incentive value to be ascribed to vehicles with time-based vesting versus vehicles with performance-based vesting. The Compensation Committee observed that seven of the ten reporting companies in its compensation peer group offer performance-based long-term incentive vehicles, nine out of ten offer stock options and seven out of ten offer time-based restricted stock/restricted stock units. The Compensation Committee also considered the fact that half of the companies in the compensation peer group use three or more vehicles. Ultimately, the Compensation Committee determined that:

- 50% of the value of each grant would be comprised of stock options with a four-year vesting period;
- 25% would be comprised of restricted stock units with time-based vesting over a four year vesting period; and
- 25% would be comprised of performance share units with performance-based vesting over a three-year vesting period.

The Compensation Committee determined that relative total shareholder return (total shareholder return for the Company as compared to total shareholder return of a healthcare industry index), measured over the three-year performance period, was the appropriate metric for the performance share units. The healthcare industry index selected by the Compensation Committee is comprised of seventeen healthcare companies which generally replicate the Company's mix of businesses and includes all of the members of the peer group of companies established by the Company for purposes of establishing fiscal 2009 compensation.

In determining the value of the fiscal 2009 long-term incentive awards, the Compensation Committee considered for each named executive officer, among other things, individual performance, including TLR scores, the officer's total compensation and mix of compensation for the previous fiscal year, the resulting compensation mix projected for fiscal 2009, previous equity grants and the value of the proposed equity grant relative to market data and to proposed grants for other executive officers. All named executive officers received grants with values in the mid to upper end of the 50th to 75th percentile range of long-term incentive awards to executives in comparable positions, based on peer group and industry market data.

Management recommended, and the Compensation Committee agreed, to make receipt of the fiscal 2009 long-term incentive awards contingent upon entry into a Non-Competition, Non-Solicitation and Confidentiality Agreement. Accordingly, each of the named executive officers, other than Mr. Meelia, entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement with the Company. This agreement included non-competition and non-solicitation restrictive provisions in effect during the executive officer's employment with the Company and for a period of 12 months following termination of employment and confidentiality provisions in effect permanently. Mr. Meelia was not required to sign this agreement because he is already subject to similar provisions which are contained in his employment agreement.

Under the existing terms and conditions of our long-term incentive awards, if an employee who is age 60 or older and has at least 10 years of service with the Company (or a predecessor entity) terminates employment (other than for cause), all outstanding unvested equity held by that participant vests upon such termination of employment. During fiscal 2009, Mr. Meelia, who has over 10 years of service, turned 60. Accordingly, this provision applies to him and, upon a termination of employment (other than for cause), his outstanding unvested equity would vest in full.

Other Benefits

Retirement Benefits

We maintain retirement plans to assist our named executive officers with retirement income planning and increase the attractiveness of employment with us. For our named executive officers, we currently provide:

- a defined contribution 401(k) plan, the Covidien Retirement Savings and Investment Plan, that is available to all eligible United States employees (the "Retirement Savings Plan"); and
- a non-qualified deferred compensation plan, the Covidien Supplemental Savings and Retirement Plan, in which executive officers and other senior employees may participate (the "Supplemental Savings Plan").

Retirement Savings Plan. Under the Retirement Savings Plan, we generally match five dollars ($5.00) for every one dollar ($1.00) employees, including named executive officers, contribute, up to the first one percent (1%) of eligible pay. Employees credited with more than 10 years of service under the Retirement Savings Plan are entitled to an increased matching contribution. With respect to Messrs. Dockendorff, Almeida and Masterson, each of whom have more than 10 years of service under the Retirement Savings Plan, we match six dollars ($6.00) for every one dollar ($1.00) the named executive officer contributes up to the first two percent (2%) of the executive officer's eligible pay. With respect to Mr. Meelia, who has more than 30 years of service, we match nine dollars ($9.00) for every one dollar ($1.00) that Mr. Meelia contributes up to the first five percent (5%) of his eligible pay. Employees are fully vested in Company matching contributions under the Retirement Savings Plan upon completion of three years of service.

Supplemental Savings Plan. Under the Supplemental Savings Plan, participants, including named executive officers, may defer up to 50% of their base salary and 100% of their annual bonus. We provide matching credits based on the participant's deferred base salary and bonus at the same rate such participant is eligible to receive matching contributions under the Retirement Savings Plan and Company credits on any cash compensation (i.e., base and bonus) that the participant earns during a calendar year in excess of applicable IRS limits ($230,000 for 2008 and $245,000 for 2009). Participants are fully vested in matching and Company credits (including earnings on such credits) upon completion of three years of service. The Supplemental Savings Plan is a non-qualified deferred compensation plan that is maintained as an unfunded "top-hat" plan and is designed to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). Amounts credited to the Supplemental Savings Plan as participant deferrals or Company credits may also be credited with earnings (or losses) based upon investment selections made by each participant from investments that generally mirror investments offered under the Retirement Savings Plan. Participants may elect whether they will receive a distribution of their Supplemental Savings Plan account balances upon termination of employment or at a specified date. Distributions can be made in a lump sum or in up to 15 annual installments.

Health and Welfare Benefits

As part of our overall compensation offering, our health and welfare benefits are intended to be competitive with peer companies. The health and welfare benefits we provide to our named executive officers are offered to all of our eligible United States-based employees and include medical, dental, prescription drug, life insurance (including supplemental life insurance), accidental death and dismemberment, business travel accident, personal and family accident, flexible spending accounts, short- and long-term disability coverage and the employee assistance program. We also provide certain additional benefits to Mr. Meelia as described below.

During fiscal 2007, the Compensation Committee reviewed certain benefits provided to Mr. Meelia prior to our separation from Tyco International Ltd. in June 2007 and approved continuation of these benefits for Mr. Meelia. As described in the notes to the All Other Compensation Table, these benefits, which continued in fiscal 2009, include variable universal life insurance, supplemental long-term disability insurance, excess disability insurance and, for Mr. Meelia and his spouse, long-term care.

Perquisites and Other Benefits

Perquisites. Although the Company does not have a perquisite program, the Compensation Committee determined that it was in the Company's and the executives' best interests to establish an executive physical program which offers comprehensive and coordinated annual physical examinations at a nominal cost to the Company. Other than the executive physical program (and the additional health and welfare benefits and the limited use of corporate aircraft which we provide only to our Chief Executive Officer), we do not provide our named executive officers with any perquisites. The Compensation Committee believes that the emphasis on performance-based compensation, rather than on entitlements such as perquisites, is consistent with its compensation philosophy.

Airplane Usage. The Compensation Committee believes that it is important to have a corporate aircraft policy due to the security and efficiency benefits that such a policy provides to a company. Under the policy, our Chief Executive Officer is permitted to use our corporate aircraft for personal travel, up to sixty (60) block hours (including "dead-head legs") per fiscal year. Personal travel for other named executive officers is permitted only if such use is at no incremental cost to the Company and is approved in advance by the Chief Executive Officer or if there are unusual circumstances, such as a medical or family emergency, that the Chairman of the Compensation Committee or the Chief Executive Officer believe warrant such use. None of our named executive officers, other than Mr. Meelia, used the aircraft for personal travel in fiscal 2009. Pursuant to current income tax rules applicable to personal use of aircraft, the Company imputes income to named executive officers for amounts based on the Standard Industry Fare Level rates set by the Civil Aeronautics Division of the Department of Transportation. This imputed income amount is included in a named executive officer's earnings at the end of the year and reported as W-2 income to the Internal Revenue Service. The Company does not provide tax assistance with respect to this imputed income (i.e., no "gross-ups").

Employee Stock Purchase Plan

We maintain a broad-based employee stock purchase plan which provides eligible employees, including our executive officers, with the opportunity to purchase Company shares. Eligible employees authorize payroll deductions to be made for the purchase of Company shares. The Company provides a fifteen percent (15%) matching contribution on up to $25,000 of an employee's payroll deductions in any calendar year. All shares are purchased on the open market by a designated broker. Messrs. Meelia and Masterson participated in the employee stock purchase plan in 2009.

Severance and Change in Control Benefits

The Compensation Committee determined that providing severance and change in control benefits to our named executive officers is appropriate, given the fact that these are standard benefits provided by peer companies and also given the need to ensure continuity of management in the event of an actual or threatened change in control. Accordingly, in fiscal 2007, the Compensation Committee adopted a severance plan, the Covidien Severance Plan for U.S. Officers and Executives, and a change in control plan, the Covidien Change in Control Severance Plan for Certain U.S. Officers and Executives.

Severance Plan. Under the severance plan, benefits are payable to any named executive officer (other than our Chief Executive Officer, who has an employment agreement which provides for certain severance benefits) upon an involuntary termination of employment for any reason other than cause, permanent disability or death. Benefits are generally payable for 18 months following termination of employment. In November 2008, the Compensation Committee approved and adopted the amended and restated Covidien Severance Plan for U.S. Officers and Executives which provides that recipients of severance benefits may receive early retirement or normal retirement treatment under stock option, restricted stock and restricted stock unit awards if, during the applicable severance period, they attain the requisite age requirement for such treatment (currently age 55 for early retirement and age 60 for normal retirement).

Change in Control Plan. Under the change in control plan, benefits are payable to any named executive officer upon an involuntary termination of employment or good reason resignation that occurs during a period shortly before and continuing after a change in control. Benefits are generally payable following termination in a lump sum cash payment equal to two times (2.99 times for our Chief Executive Officer) the sum of the executive's base salary and the average of the executive's bonus for the previous three fiscal years. Additional benefits provided upon a change in control termination include full vesting of outstanding equity awards, continued Company subsidy for health plan premiums for a 24 month period (36 months for our Chief Executive Officer) and outplacement services. Receipt of these benefits is conditioned upon the named executive officer signing a release of any claims against the Company. The Compensation Committee believes that it is important to provide named executive officers with protection in the event that their employment is terminated in connection with a change in control or their position is modified in such a way as to diminish their compensation, authority or responsibilities. Maintaining a double trigger for payment of change in control benefits helps to provide that protection while simultaneously precluding the named executive officer from receiving benefits solely due to a change in control.

Employment Agreement with Richard J. Meelia

On December 29, 2006, Tyco International entered into an executive employment agreement with Mr. Meelia that provided for Mr. Meelia to continue serving as the Chief Executive Officer of the healthcare business of Tyco International until completion of the separation and to serve as the Company's Chief Executive Officer post-separation. This employment agreement is described in more detail following the executive compensation tables below.

Executive Officer Share Retention and Ownership Guidelines

The Compensation Committee has determined that it is in the best interests of the Company for all named executive officers to have meaningful share ownership positions in Covidien in order to reinforce the alignment of management and shareholder interests. Accordingly, the Compensation Committee adopted share retention and ownership guidelines for named executive officers. Under these guidelines, named executive officers are expected to hold company equity with a value expressed as a multiple of base salary as follows:

Chief Executive Officer	5 times base salary
Other Named Executive Officers	3 times base salary

In determining an executive's ownership, shares held directly as well as restricted stock and shares underlying restricted stock units subject to time-based vesting and their accompanying dividend equivalent units are included. Shares underlying unexercised stock options and unvested performance share units and their accompanying dividend equivalent units are not included in the calculation. Executives are required to achieve the requisite ownership position within five years of first becoming subject to the share ownership guidelines. Each of the named executive officers other than Mr. Wright has achieved shareholdings in excess of the applicable multiple set forth above.

Tax Considerations

Deductibility of Executive Compensation

Code Section 162(m) limits to $1 million the tax deduction available to public companies for annual compensation that is paid to covered employees (generally, the named executive officers other than the Chief Financial Officer), unless the compensation qualifies as performance-based or is otherwise exempt from Code Section 162(m). In evaluating compensation programs applicable to our named executive officers (including the 2007 Stock and Incentive Plan, under which our named executive officers receive annual incentive bonuses, stock options and restricted stock units), the Compensation Committee considers the potential impact on the Company of Code Section 162(m). The Compensation Committee generally intends to maximize deductibility of compensation under Code Section 162(m) to the extent consistent with our overall compensation program objectives, while also maintaining maximum flexibility in the design of our compensation programs and in making appropriate payments to named executive officers.

Compensation Committee Report on Executive Compensation

The Compensation Committee is responsible for the oversight of the Company's compensation programs on behalf of the Board of Directors. In fulfilling these responsibilities, the Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement.

Based on the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2009, and Proxy Statement for the 2010 Annual Meeting of Shareholders, each of which will be filed with the Securities and Exchange Commission.

Compensation and Human Resources Committee
Timothy M. Donahue, Chairman
John M. Connors, Jr.
Kathy J. Herbert

Executive Compensation Tables

Summary Compensation

The information included in the Summary Compensation Table below reflects compensation earned during each of the last three fiscal years by our chief executive officer, chief financial officer and the three other most highly compensated executive officers in our 2009 fiscal year. We refer to these five individuals collectively as our "named executive officers." For a more complete understanding of the table, please read the narrative disclosures that follow the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(A)	(B)	(C)	(E)	(F)	(G)	(H)	(I)	(J)
Richard J. Meelia	2009	$1,220,808	$5,831,222	$5,461,034	$2,009,735	$6,900	$761,917	$15,291,616
Chairman, President and	2008	$1,111,154	$6,560,259	$6,345,970	$2,244,672	$4,090	$703,729	$16,969,874
Chief Executive Officer	2007	$905,163	$3,170,889	$2,602,223	$1,248,644	$5,431	$5,334,680	$13,267,030
Charles J. Dockendorff	2009	$665,638	$992,496	$904,907	$714,742	$103,709	$128,787	$3,510,279
Executive Vice President and	2008	$610,035	$825,193	$943,689	$874,735	—	$118,795	$3,372,447
Chief Financial Officer	2007	$511,844	$619,840	$571,888	$550,387	$2,740	$95,580	$2,352,279
José E. Almeida	2009	$677,177	$1,039,013	$916,641	$560,811	$166	$120,759	$3,314,567
Senior Vice President and	2008	$594,488	$772,679	$764,707	$706,787	—	$111,813	$2,950,474
President, Medical Devices	2007	$535,000	$588,923	$544,935	$514,002	$65	$123,002	$2,305,927
John H. Masterson	2009	$519,431	$601,181	$552,853	$519,637	$35,747	$88,881	$2,317,730
Senior Vice President and	2008	$489,711	$545,032	$588,743	$624,602	—	$85,683	$2,333,771
General Counsel	2007	$387,826	$416,211	$382,103	$378,707	$534	$70,357	$1,635,738
Timothy R. Wright	2009	$587,223	$539,320	$469,578	$564,138	—	$88,819	$2,249,078
Senior Vice President and	2008	$540,454	$314,173	$309,279	$848,247	—	$105,940	$2,118,093
President, Pharmaceuticals								

The discussion below sets forth a description of the elements of compensation reported in the columns of the Summary Compensation Table. As described in our Proxy Statement on Schedule 14A filed with the SEC on January 24, 2008, a portion of the compensation paid in 2007 was paid by Tyco International, from whom we separated in June 2007.

Stock Awards (Column E) and Option Awards (Column F) These columns represent the dollar amount recognized for financial statement reporting purposes (excluding forfeiture assumptions), computed in accordance with Accounting Standards Codification 718 ("ASC 718") (formerly referred to as SFAS 123R), of restricted stock, restricted stock unit, performance share unit, and option awards issued to each of our named executive officers during our 2009, 2008 and 2007 fiscal years, respectively. The terms and conditions applicable to unvested equity awards provide that upon a termination of employment due to normal retirement (defined as a termination of employment after attainment of age 60, where the sum of the employee's age and years of service is at least 70) the employee is entitled to full vesting of such awards. During fiscal 2009, Mr. Meelia, who has over 10 years of service with the Company, turned 60. Pursuant to ASC 718, the dollar amount recognized for financial statement reporting purposes for all unvested equity awards issued to Mr. Meelia was expensed from the respective grant date through the date he turned 60 instead of over the applicable vesting period for such awards. As a result, amounts reported in Columns E and F for Mr. Meelia include the full expense for all unvested equity awards held by Mr. Meelia. The amounts reported in Columns E and F do not correspond to the actual value that may be recognized by the named executive officers, which may be higher or lower based on a number of factors, including the Company's performance, stock price fluctuations and applicable vesting. For information on the assumptions used in calculating the amounts in Column E, with respect to performance share unit awards, and Column F, see Note 15 to the Consolidated and Combined Financial Statements included in our Annual Reports on Form 10-K for the years ended September 25, 2009, September 26, 2008 and September 28, 2007. For additional information relating to restricted stock unit, performance share unit and option awards, see the "Compensation Discussion and Analysis" beginning on page 17 of this Proxy Statement.

Non-Equity Incentive Plan Compensation (Column G) The amounts reported in Column G represent annual incentive cash awards paid to the named executive officers for performance in fiscal 2009, 2008 and 2007 under our Annual Incentive Plan. Payouts for fiscal 2007, although paid under our Annual Incentive Plan, were based on performance measures established by Tyco International before separation.

Change in Pension Value and Non-Qualified Deferred Compensation Earnings (Column H)
The amounts reported in Column H are attributable to the increase in the actuarial present value of the accumulated benefit under the frozen Kendall Pension Plan at September 25, 2009, as compared to September 26, 2008 and, for Messrs. Dockendorff and Masterson, above-market earnings on amounts credited to our Supplemental Savings Plan. Mr. Wright is not eligible to participate in the Kendall Pension Plan because it was frozen before he commenced employment with the Company.

All investments offered under the Supplemental Savings Plan mirror investments offered under the Retirement Savings Plan (our tax-qualified Section 401(k) plan), except that the Supplemental Savings Plan includes an additional investment alternative, the Enhanced Moody's Rate, which is available to eligible employees, including Messrs. Dockendorff and Masterson. During fiscal 2009, the Enhanced Moody's Rate produced above-market earnings of $97,391 for Mr. Dockendorff and $34,469 for Mr. Masterson. For more information, see the Fiscal 2009 Non-Qualified Deferred Compensation Table and related notes and narrative.

For the 2008 fiscal year, the present value of the accumulated benefit decreased $6,389 for Mr. Dockendorff, $515 for Mr. Almeida and $3,666 for Mr. Masterson because of an increased discount rate used to calculate the cash balance benefit component of the benefit. This discount rate did not result in a decrease in Mr. Meelia's benefit because at the time he was one year away from the unreduced retirement age (60). For more information, see the 2009 Pension Benefits Table and related notes and narrative.

All Other Compensation (Column I) The amounts reported in Column I represent the aggregate dollar amount for each named executive officer for personal benefits, tax reimbursements, Company contributions to the Retirement Savings Plan, Company credits to the Supplemental Savings Plan, dividends on equity awards, insurance premiums and other compensation, as applicable.

The following table shows the specific amounts included in Column I of the Summary Compensation Table for fiscal 2009. For a more complete understanding of the table, please read the narrative disclosures that follow the table.

ALL OTHER COMPENSATION

Name and Principal Position	Perquisites and Other Personal Benefits	Tax Reimbursements	Company Contributions to Retirement Savings Plan	Company Credits to Supplemental Savings Plan	Insurance Premiums	Dividends/ Earnings on Equity Awards	Total
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
Richard J. Meelia .... Chairman, President and Chief Executive Officer	$190,514	$56,220	$21,635	$262,921	$72,288	$158,339	$761,917
Charles J. Dockendorff ..... Executive Vice President and Chief Financial Officer	—	—	$14,700	$68,711	—	$45,376	$128,787
José E. Almeida .... Senior Vice President and President, Medical Devices	—	—	$14,700	$58,189	—	$47,870	$120,759
John H. Masterson .... Senior Vice President and General Counsel	—	—	$14,700	$46,711	—	$27,470	$88,881
Timothy R Wright .... Senior Vice President and President, Pharmaceuticals	—	—	$12,250	$52,393	—	$24,176	$88,819

Perquisites & Other Personal Benefits (Column B)
Mr. Meelia. The aggregate value of perquisites and other personal benefits for Mr. Meelia in fiscal year 2009 was $190,514. This amount includes a reimbursement for health club dues of $142 (generally available to employees) and personal use of Company aircraft. The value of flights on corporate aircraft, $190,372, is based on the total variable incremental cost incurred by the Company in providing such flights, calculated on an annualized per hour basis. The variable costs associated with such flights include fuel, trip-related maintenance, crew travel expenses, on-board catering, landing and parking fees and other variable costs. As Company-owned aircraft are used predominantly for business purposes, we have not included fixed costs, such as pilots' salaries, insurance and standard maintenance, which do not change based on usage. Mr. Meelia was taxed on the imputed income attributable to his personal use of Company aircraft and the Company did not provide him with any tax assistance, *i.e.*, no gross-ups, with respect to that income.

Tax Reimbursements (Column C)
Mr. Meelia. Mr. Meelia received tax reimbursements totaling $56,220 to pay the taxes associated with premiums paid on his behalf for universal life insurance, supplemental long-term disability insurance and extended care insurance.

Insurance Premiums (Column F)
Mr. Meelia. This column reflects premiums paid by the Company for universal life insurance, supplemental long-term disability insurance, and extended care insurance on Mr. Meelia's behalf.

Dividends/Earnings on Equity Awards (Column G)
This column reflects the grant date fair value of dividend equivalent units that were credited by the Company on unvested restricted stock unit awards and unvested performance share unit awards and any cash dividends paid during fiscal 2009 on restricted stock awards. Dividend equivalent units are credited on unvested restricted stock units and unvested performance share units at the same rate as any cash dividends paid to holders of the Company's ordinary shares and vest according to the same vesting schedule as the underlying restricted stock units and performance share units. Dividend equivalent units credited on performance share units vest if, and only to the extent that, the underlying performance share units vest.

Grants of Plan-Based Awards

The following table provides information concerning the annual incentive cash awards and equity incentive awards granted to each of our named executive officers in fiscal 2009. "AIP" is the annual incentive cash award payable pursuant to our 2009 Annual Incentive Plan. "PSUs" are restricted stock unit awards subject to performance-based vesting, which we refer to as performance share units. "RSUs" are restricted stock unit awards subject to time-based vesting. "Options" are nonqualified stock options subject to time-based vesting. For a more complete understanding of the table, please read the narrative disclosures that follow the table.

FISCAL 2009 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(A)	(B)		(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(K)	(L)
Richard J. Meelia												
AIP			$812,500	$1,625,000	$3,250,000							
PSUs	12/01/2008	11/20/2008				21,962	43,924	87,848				$1,830,006
RSUs	12/01/2008	11/20/2008							43,924			$1,500,005
Options	12/01/2008	11/20/2008								302,925	$34.15	$2,913,745
Charles J. Dockendorff												
AIP			$288,958	$577,915	$1,155,830							
PSUs	12/01/2008	11/20/2008				8,419	16,837	33,674				$701,480
RSUs	12/01/2008	11/20/2008							16,837			$574,984
Options	12/01/2008	11/20/2008								116,120	$34.15	$1,116,923
José E. Almeida												
AIP			$297,500	$595,000	$1,190,000							
PSUs	12/01/2008	11/20/2008				10,981	21,962	43,924				$915,003
RSUs	12/01/2008	11/20/2008							21,962			$750,002
Options	12/01/2008	11/20/2008								151,460	$34.15	$1,456,848
John H. Masterson												
AIP			$210,080	$420,160	$840,320							
PSUs	12/01/2008	11/20/2008				4,210	8,419	16,838				$350,761
RSUs	12/01/2008	11/20/2008							8,419			$287,509
Options	12/01/2008	11/20/2008								58,060	$34.15	$558,462
Timothy R. Wright												
AIP			$239,920	$479,840	$959,680							
PSUs	12/01/2008	11/20/2008				5,857	11,713	23,426				$487,999
RSUs	12/01/2008	11/20/2008							11,713			$399,999
Options	12/01/2008	11/20/2008								80,780	$34.15	$776,999

Non-Equity Incentive Plan Awards (Columns C through E) The amounts reported in Columns C through E reflect threshold, target and maximum award amounts for fiscal 2009 pursuant to our 2009 Annual Incentive Plan, which is an element of our 2007 Stock and Incentive Plan. The actual amounts earned by each named executive officer pursuant to such awards are set forth in Column G of the Summary Compensation Table. For more information on the performance metrics applicable to these awards, see the "Compensation Discussion and Analysis" beginning on page 17.

Equity Incentive Plan Awards (Columns F through H) The amounts reported in Columns F through H reflect threshold, target and maximum award amounts for the FY09-FY11 performance cycle pursuant to performance share unit awards issued as part of our fiscal 2009 equity incentive awards. The actual amounts earned by each named executive officer pursuant to such awards is determined by the Committee at the end of the three-year performance cycle and is based upon total shareholder return for the Company as compared to the total shareholder return of a healthcare industry index (*i.e.*, relative total shareholder return). For more information regarding performance share unit awards, see the "Compensation Discussion and Analysis" beginning on page 17.

All Other Stock Awards (Column I) The amounts reported in Column I reflect restricted stock unit awards subject to time-based vesting that we issued as part of our fiscal 2009 equity incentive awards.

All Other Options Awards (Column J) The amounts reported in Column J reflect stock option awards subject to time-based vesting that we issued as part of our fiscal 2009 equity incentive awards.

Grant Date Fair Value (Column L) In the case of performance share unit awards, the amounts reported in Column L represent the aggregate grant date fair value of the target number of performance share units that may become vested if the applicable performance criteria are satisfied, computed in accordance with ASC 718. The aggregate grant date fair value for the target number of performance share units was calculated by application of a Monte Carlo model, which resulted in a fair value per share higher than the closing price per share on the grant date. Depending upon the attained level of performance, twice as many performance share units may vest, or none may vest at all. The aggregate grant date fair value of the maximum number of performance share units that may become vested upon attainment of the maximum level of performance, which is based on the closing price per share on the grant date rather than application of the Monte Carlo model, is $3,000,009 for Mr. Meelia, $1,149,967 for Mr. Dockendorff, $1,500,005 for Mr. Almeida, $575,018 for Mr. Masterson, and $799,998 for Mr. Wright.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding stock option awards and unvested restricted stock unit and performance share unit awards (including related dividend equivalent units) held by each named executive officer as of September 25, 2009. For a more complete understanding of the table, please read the footnotes that follow the table.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(A)	(B)	(C)	(E)	(F)	(G)	(H)	(I)	(J)
Richard J. Meelia	61,778[1]	0	$52.5482	10/17/2009	41,812[5]	$1,729,344	21,962[11]	$908,348
	39,199[1]	0	$46.4357	01/09/2010	1,749[6]	$72,339	307[12]	$12,698
	195,997[1]	0	$64.6243	10/02/2010	92,835[7]	$3,839,656		
	11,451[1]	0	$67.6646	10/23/2010	3,008[8]	$124,411		
	313,596[1]	0	$57.0160	09/30/2011	43,924[9]	$1,816,697		
	76,023[1]	0	$64.5321	10/25/2011	614[10]	$25,395		
	352,795[1]	0	$18.2018	03/06/2013				
	215,597[1]	0	$35.4533	03/25/2014				
	156,798[1]	0	$45.6575	03/09/2015				
	126,222[1]	0	$36.9903	11/21/2015				
	97,998[2]	97,999[2]	$38.6485	11/20/2016				
	320,100[3]	320,100[3]	$43.0878	07/01/2017				
	0[4]	302,925[4]	$34.1500	11/30/2018				
Charles J. Dockendorff	31,359[1]	0	$55.6428	04/17/2010	10,034[5]	$415,006	8,419[11]	$348,210
	31,359[1]	0	$57.1023	03/25/2011	418[6]	$17,288	118[12]	$4,880
	52,266[1]	0	$30.4016	02/04/2012	23,905[7]	$988,711		
	26,133[1]	0	$40.0500	02/04/2012	773[8]	$31,971		
	39,199[1]	0	$18.2018	03/06/2013	16,837[9]	$696,378		
	32,457[1]	0	$35.4533	03/25/2014	235[10]	$9,720		
	32,457[1]	0	$45.6575	03/09/2015				
	25,009[1]	0	$36.9903	11/21/2015				
	23,519[2]	23,520[2]	$38.6485	11/20/2016				
	82,450[3]	82,450[3]	$43.0878	07/01/2017				
	0[4]	116,120[4]	$34.1500	11/30/2018				
José E. Almeida	32,457[1]	0	$45.6575	03/09/2015	7,160[5]	$296,138	10,981[11]	$454,174
	8,337[1]	0	$36.9903	11/21/2015	298[6]	$12,325	154[12]	$6,369
	16,777[2]	16,777[2]	$38.6485	11/20/2016	23,410[7]	$968,238		
	80,750[3]	80,750[3]	$43.0878	07/01/2017	758[8]	$31,351		
	0[4]	151,460[4]	$34.1500	11/30/2018	21,962[9]	$908,348		
					307[10]	$12,698		
John H. Masterson	23,519[1]	0	$55.6428	04/17/2010	7,526[5]	$311,275	4,210[11]	$174,126
	23,519[1]	0	$57.1023	03/25/2011	314[6]	$12,987	59[12]	$2,440
	20,906[1]	0	$30.4016	02/04/2012	15,085[7]	$623,916		
	10,453[1]	0	$40.0500	02/04/2012	489[8]	$20,225		
	18,031[1]	0	$35.4533	03/25/2014	8,419[9]	$348,210		
	23,284[1]	0	$45.6575	03/09/2015	117[10]	$4,839		
	16,699[1]	0	$36.9903	11/21/2015				
	17,639[2]	17,640[2]	$38.6485	11/20/2016				
	52,000[3]	52,000[3]	$43.0878	07/01/2017				
	0[4]	58,060[4]	$34.1500	11/30/2018				
Timothy R. Wright	49,800[3]	49,800[3]	$43.0878	07/01/2017	14,445[7]	$597,445	5,857[11]	$242,246
	0[4]	80,780[4]	$34.1500	11/30/2018	467[8]	$19,315	82[12]	$3,392
					11,713[9]	$484,450		
					163[10]	$6,742		

In connection with our separation from Tyco, a number of outstanding Tyco equity awards were converted to awards for Covidien shares. We refer to these awards as "converted restricted stock awards," "converted restricted stock unit awards," or "converted stock option awards," as applicable, throughout the narrative disclosures that accompany these executive compensation tables.

Footnotes

1 Represents fully vested converted stock option awards.

2 Represents converted stock option awards that were granted on November 21, 2006, which vest one-quarter annually beginning on the first anniversary of the grant date.

3 Represents stock options that were granted on July 2, 2007, which vest one-quarter annually beginning on the first anniversary of the grant date.

4 Represents stock options that were granted on December 1, 2008, which vest one-quarter annually beginning on the first anniversary of the grant date.

5 Represents unvested converted restricted stock unit awards that were granted on November 21, 2006, which vest one-third annually beginning on the second anniversary of the grant date.

6 Represents unvested dividend equivalent units credited as of September 25, 2009, on converted restricted stock unit awards that were granted on November 21, 2006, which vest according to the same vesting schedule as the underlying restricted stock units, i.e., one-third annually beginning on the second anniversary of the grant date.

7 Represents unvested restricted stock unit awards that were granted on July 2, 2007, which vest one-quarter annually beginning on the first anniversary of the grant date.

8 Represents unvested dividend equivalent units credited as of September 25, 2009, on restricted stock unit awards that were granted on July 2, 2007, which vest according to the same schedule as the underlying restricted stock units, i.e., one-quarter annually beginning on the first anniversary of the grant date.

9 Represents unvested restricted stock unit awards that were granted on December 1, 2008, which vest one-quarter annually beginning on the first anniversary of the grant date.

10 Represents unvested dividend equivalent units credited as of September 25, 2009, on restricted stock unit awards that were granted on December 1, 2008, which vest according to the same schedule as the underlying restricted stock units, i.e., one-quarter annually beginning on the first anniversary of the grant date.

11 Represents unvested performance share unit awards that were granted on December 1, 2008, which may become fully vested at the end of the FY09-FY11 performance cycle (September 27, 2008 through September 30, 2011) if the applicable performance criteria have been satisfied. The amounts reported in this column are based on achievement of threshold performance.

12 Represents unvested dividend equivalent units credited as of September 25, 2009, on performance share units that were granted on December 1, 2008, which may become fully vested at the end of the FY09-FY11 performance cycle according to the same schedule and attained level of performance as the underlying performance share units. The amounts reported in this column are based on achievement of threshold performance.

Option Exercises and Stock Vested

The following table provides information regarding the vesting of stock awards during fiscal 2009. No named executive officer exercised a stock option during fiscal 2009. For a more complete understanding of the table, please read the narrative disclosure that follows the table.

FISCAL 2009 OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(A)	(B)	(C)	(D)	(E)
Richard J. Meelia	0	$0	113,828	$4,606,167
Charles J. Dockendorff	0	$0	26,251	$1,044,001
José E. Almeida	0	$0	24,518	$984,631
John H. Masterson	0	$0	17,468	$693,273
Timothy R. Wright	0	$0	7,427	$269,006

Stock Awards (Columns D and E) The information reported in Columns D and E reflects the vesting of converted restricted stock awards and restricted stock unit awards (including related dividend equivalent units).

Pension Benefits

Messrs. Meelia, Dockendorff, Almeida and Masterson participate in the Kendall Pension Plan, which was frozen with respect to all future benefit accruals (except interest crediting on the cash balance benefit) as of July 1, 1995. The Pension Plan has two components:

- a final average pay benefit, which was frozen as of May 31, 1990; and
- a cash balance benefit.

Messrs. Meelia and Dockendorff are entitled to benefits payable pursuant to both components, while Messrs. Almeida and Masterson are entitled only to the cash balance benefit.

Participants retiring on their normal retirement date (attainment of age 65) are entitled to a monthly pension calculated as the sum of:

- the benefit accrued under the provisions of the plan as in effect on June 1, 1990, including the value of the benefit derived from employee contributions; and
- with respect to accruals on or after June 1, 1990, the actuarial equivalent of the participant's current account.

The current account is credited with interest with the one-year Treasury bill rate in effect on January 1st for each calendar year and service credits as follows:

Tier	Years of Benefit Service	Percent of Compensation
I	0-2	4.75%
II	3-9	5.25%
III	10-14	6.00%
IV	15-19	7.00%
V	20+	7.50%

Participants desiring to retire before normal retirement age may do so after attaining age 55 and completing five years of continuous service. If a participant chooses to retire before normal retirement age, the applicable accrued benefit as of June 1, 1990 will be reduced by 0.33% per month for each month commencement precedes age 60. Messrs. Meelia and Dockendorff currently are eligible for retirement.

The following table provides information with respect to these pension benefits. For a more complete understanding of the table, please read the footnotes that follow the table.

2009 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
(A)	(B)	(C)	(D)	(E)
Richard J. Meelia	Kendall Pension Plan[3]	13.1	$25,584	—
	Kendall Pension Plan[4]	4.5	$94,473	—
Charles J. Dockendorff	Kendall Pension Plan[3]	0.7	$9,227	—
	Kendall Pension Plan[4]	5.1	$52,328	—
José E. Almeida	Kendall Pension Plan[4]	0.2	$1,329	—
John H. Masterson	Kendall Pension Plan[4]	2.1	$10,932	—
Timothy R. Wright	—	—	—	—

Footnotes

1 The number of years of service credited under the Kendall Pension Plan for the named executive officers is less than the number of actual years of service because the years of credited service were frozen as of July 1, 1995.

2 All assumptions are as detailed in accordance with the Accounting Standards Codification 715 (formerly referred to as SFAS 87) actuarial reports for the fiscal year ending September 25, 2009, with the exception of the following: (a) retirement age is the earliest age at which unreduced payment of all benefits can be received; and (b) no pre-retirement mortality, disability or termination is assumed. The amounts are calculated as being payable at age 60, the earliest retirement age at which an unreduced benefit is payable.

3 Represents benefit payable under the final average pay component.

4 Represents benefit payable under the cash balance component.

Non-Qualified Deferred Compensation

The following table provides information with respect to non-qualified deferred compensation plans for each of the named executive officers. For more information regarding information contained in the table, please read the narrative disclosures and footnotes that follow the table and, for additional information regarding the material terms of our non-qualified deferred compensation plan, see the "Compensation Discussion and Analysis" section beginning on page 17 of this Proxy Statement and the narrative disclosure for Column H of the Summary Compensation Table.

FISCAL 2009 NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(A)	(B)	(C)	(D)	(E)	(F)
Richard J. Meelia					
Covidien Supplemental Savings Plan.	$1,732,740	$262,921	$376,651	—	$7,155,584
Kendall Executive Supplemental Retirement Plan[1]					$128,164
Charles J. Dockendorff					
Covidien Supplemental Savings Plan.	—	$68,711	$627,934	—	$11,393,340
José E. Almeida					
Covidien Supplemental Savings Plan.	$198,774	$58,189	$17,409	—	$719,192
John H. Masterson					
Covidien Supplemental Savings Plan.	$53,942	$46,711	$234,371	$227,890[2]	$3,878,093
Timothy R. Wright					
Covidien Supplemental Savings Plan.	—	$52,393	$2,086	—	$89,259

Footnotes

1 Represents a frozen benefit in the Kendall Company Senior Executive Supplemental Retirement Plan that was maintained by The Kendall Company prior to its acquisition by Tyco International and which was designed to provide supplemental retirement benefits in excess of IRS limits applicable to tax-qualified retirement plans.

2 Represents an in-service distribution from our Supplemental Savings Plan.

Executive Contributions in Last Fiscal Year (Column B) The amounts reported in Column B include amounts deferred by the named executive officers during fiscal 2009 under our Supplemental Savings Plan. All amounts reported in this column are also included in the Salary and/or Non-Equity Incentive Plan Compensation columns in the Summary Compensation Table.

Registrant Contributions in Last Fiscal Year (Column C) The amounts reported in Column C include amounts that we credited to our Supplemental Savings Plan on behalf of the named executive officers in fiscal 2009. These amounts are included in Column I of the Summary Compensation Table and are specifically broken out in the narrative to Column D of the All Other Compensation Table. Benefits represent an unfunded and unsecured obligation of the Company. Our Supplemental Savings Plan credits participant accounts with a Company contribution based on the named executive officer's deferred base salary and bonus at the same rate at which the named executive officer is eligible to receive matching contributions under the Company's tax-qualified 401(k) plan on any contribution the named executive officer makes to our Supplemental Savings Plan on compensation that is below the eligible pay limit ($230,000 for calendar 2008 and $245,000 for calendar 2009) and on any compensation the named executive officer earns above the eligible pay limit irrespective of whether the named executive officer contributes to our Supplemental Savings Plan.

Aggregate Earnings in Last Fiscal Year (Column D) The amounts reported in Column D include earnings credited to the named executive officer's account in our Supplemental Savings Plan. Earnings on credits to our Supplemental Savings Plan are determined by investment selections made by each named executive officer in investment alternatives that generally mirror investment choices offered under the Company's tax-qualified 401(k) plan. With respect to amounts credited to a predecessor plan (the Tyco Deferred Compensation Plan, which Tyco merged with and into the Tyco Supplemental Savings Plan and which we inherited through our Supplemental Savings Plan), eligible employees, including Messrs. Dockendorff and Masterson, are entitled to select the Enhanced Moody's Rate as an investment alternative for amounts that were credited to such plan on their behalf at the time the Tyco Deferred Compensation Plan was merged into the Tyco Supplemental Savings Plan. The Enhanced Moody's Rate is published in Moody's Bond Record (or www.moodys.com) under the heading "Moody's Long-Term Corporate Bond Yield Average" and is equal to the average corporate bond yield (based on seasoned bonds with remaining maturities of at least 20 years) published as of the fiscal year-end of the Company preceding the plan year for which the rate is to be used. During the 2009 fiscal year, the Enhanced Moody's Rate was 6.7075%, which exceeded 120% of the applicable federal long-term rate with compounding (5.665%) by 1.045 percentage points. The excess attributable to this higher rate of return is also reported in Column H of the Summary Compensation Table as above-market earnings.

Aggregate Balance at Last FYE (Column F) The amounts reported in Column F for each named executive officer includes the named executive officer's total balance in our Supplemental Savings Plan as of September 25, 2009 and, for Mr. Meelia, also includes his frozen benefit in the Kendall Company Senior Executive Supplemental Retirement Plan. For additional information regarding our Supplemental Savings Plan, see the "Compensation Discussion and Analysis" section beginning on page 17 of this Proxy Statement.

Potential Payments upon Termination, including Termination relating to a Change in Control

Severance Plan. For all of the named executive officers in the table below, other than our Chief Executive Officer, who has an employment agreement which provides for certain severance benefits as described below, severance benefits are payable pursuant to the Covidien Severance Plan for U.S. Officers and Executives. Under the Severance Plan, benefits are payable to eligible executives, including named executive officers, upon an involuntary termination of employment for any reason other than cause, permanent disability or death. Post-termination benefits consist of:

- continuation of base salary for a period of 18 months;
- payment of 1.5 times the average of the executive's bonus for the previous three fiscal years, paid over a period of 18 months;

- continuation of health and dental benefits at active employee rates for a period of up to 18 months;
- 12 months accelerated vesting of outstanding stock options;
- 12 months to exercise vested stock options (unless a longer period is provided in the applicable option agreement);
- outplacement services, in our discretion, for up to 12 months; and
- payment of a pro-rata portion of the executive's annual incentive cash award for the fiscal year during which such executive's employment terminates.

The payment of benefits is conditioned upon the executive executing a general release in favor of the Company and agreeing to covenants providing for the confidentiality of Company information, one year non-competition, two years of non-solicitation of Company employees and customers, and non-disparagement. We may cancel or seek to recover benefits previously paid if the executive does not comply with these provisions or violates the release of claims.

Severance Payable to our Chief Executive Officer. Pursuant to his Employment Agreement and as described below under "Employment Agreement with Mr. Meelia," Mr. Meelia is entitled to certain severance benefits upon his termination of employment for any reason other than by the Company for cause. Thus, upon a voluntary termination of employment, a termination of employment attributable to death or disability or an involuntary termination other than for cause, Mr. Meelia is entitled to the severance benefits described below.

Change in Control Plan. For all of the named executive officers in the table below, change in control benefits are payable pursuant to the Covidien Change in Control Severance Plan for Certain U.S. Officers and Executives. Under the Change in Control Plan, benefits are payable to eligible executives, including named executive officers, only if the plan's double trigger requirements are satisfied, meaning that the executive must experience an involuntary termination of employment or good reason resignation during a period that begins 60 days before and ends 2 years after a change in control. Post-termination benefits consist of:

- a single lump sum payment equal to 24 months of the executive's base salary (36 months for the Chief Executive Officer, provided that the total base salary paid does not exceed 2.99 times his base salary);
- a single lump sum payment equal to two times the average of the executive's bonus for the previous three fiscal years (2.99 times the average of the previous three fiscal year bonuses for the Chief Executive Officer);
- continuation of health and dental benefits at active employee rates for a period of up to 18 months, with a single lump sum payment at the end of the 18 month period that is equal to the employer portion of the applicable premium for an additional 6 months of coverage (18 additional months for the Chief Executive Officer);
- full vesting of outstanding stock options;
- 12 months to exercise vested stock options (unless a longer period is provided in the applicable option agreement);
- full vesting of any unvested restricted stock unit awards which are subject solely to time-based vesting;
- vesting of unvested performance share unit awards if, and to the extent that, the Compensation Committee determines that the applicable performance criteria have been or will be attained or would have been attained during the 24-month period after the executive's employment terminates (36-month period for the Chief Executive Officer);
- outplacement services, in our discretion, for up to 12 months;

- payment of a pro-rata portion of the executive's annual incentive cash award for the fiscal year during which such executive's employment terminates; and
- payment of a tax gross-up amount in the event the payments to the executive exceed the executive's base amount (determined under Code Section 280G) by more than fifty thousand dollars ($50,000). As indicated in the Potential Payments Upon Termination Table, application of the assumptions described below results in no entitlement for any named executive officer to any tax gross-up payment as a result of the application of Code Section 280G.

The payment of benefits is conditioned upon the executive executing a general release in favor of the Company and agreeing to covenants providing for the confidentiality of Company information, one year non-competition, two years of non-solicitation of Company employees and customers, and non-disparagement. We may cancel or seek to recover benefits previously paid if the executive does not comply with these provisions or violates the release of claims.

The table below reflects the amount of compensation that would become payable to each of our named executive officers under existing agreements and plans if the named executive officer's employment had terminated on September 25, 2009, the last day of our 2009 fiscal year, given the named executive's service levels as of such date and, if applicable, based on our closing stock price as of that date, which was $41.36. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options and benefits available generally to salaried employees, such as distributions under the Company's tax-qualified 401(k) plan.

The actual amounts that would be paid upon a named executive officer's termination of employment or in connection with a change in control can be determined only at the time of any such event. Due to a number of factors that may affect the amount of any benefits provided upon the events discussed below, actual amounts paid or distributed may be higher or lower than indicated in the tables. Factors that could affect these amounts include the timing during the year of any such event, our stock price, the executive's age and years of service, the attained level of performance for performance share units, and any additional agreements or arrangements we may enter into in connection with any change in control or termination of employment. For a more complete understanding of the table, please read the narrative disclosures and footnote that follow the table.

POTENTIAL PAYMENTS UPON TERMINATION

Name and Termination Scenario	Cash Severance	Bonus	Option Awards	Stock Awards	Welfare Benefits and Outplacement	Tax Gross-Up	Total
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
Richard J. Meelia							
Involuntary termination (other than for cause)	$5,993,316	$2,009,735	$2,449,814	$9,449,933	$48,852	$0	$19,951,650
Involuntary termination (for cause)	—	—	—	—	—	$0	—
Voluntary Termination	$5,993,316	$2,009,735	$2,449,814	$9,449,933	$23,852	$0	$19,951,650
Death or Disability	$5,993,316	$2,009,735	$2,449,814	$9,449,933	$23,852	$0	$19,951,650
Change in Control Termination	$7,219,172	$2,009,735	$2,449,814	$9,449,933	$62,528	$0	$21,191,181
Charles J. Dockendorff							
Involuntary termination (other than for cause)	$1,732,411	$714,742	$241,193	$334,768	$42,616	$0	$3,065,730
Involuntary termination (for cause)	—	—	—	—	—	$0	—
Voluntary Termination	—	$714,742	$31,887	$334,768	—	$0	$1,081,397
Death or Disability	—	$714,742	$901,000	$2,865,173	—	$0	$4,480,914
Change in Control Termination	$2,309,881	$714,742	$901,000	$2,865,173	$48,852	$0	$6,839,648
José E. Almeida							
Involuntary termination (other than for cause)	$1,779,926	$560,811	$295,751	—	$42,616	$0	$2,679,104
Involuntary termination (for cause)	—	—	—	—	—	$0	—
Voluntary Termination	—	—	—	—	—	$0	—
Death or Disability	—	$560,811	$1,137,517	$3,150,143	—	$0	$4,848,471
Change in Control Termination	$2,373,235	$560,811	$1,137,517	$3,150,143	$48,852	$0	$7,270,558
John H. Masterson							
Involuntary termination (other than for cause)	$1,305,296	$519,637	$128,569	—	$42,616	$0	$1,996,117
Involuntary termination (for cause)	—	—	—	—	—	$0	—
Voluntary Termination	—	—	—	—	—	$0	—
Death or Disability	—	$519,637	$466,443	$1,674,501	—	$0	$2,660,581
Change in Control Termination	$1,740,394	$519,637	$466,443	$1,674,501	$48,852	$0	$4,449,828
Timothy R. Wright							
Involuntary termination (other than for cause)	$1,952,612	$564,138	$145,606	—	$42,616	$0	$2,737,855[1]
Involuntary termination (for cause)	—	—	—	—	—	$0	—
Voluntary Termination	—	—	—	—	—	$0	—
Death or Disability	—	$564,138	$582,424	$1,599,143	—	$0	$2,867,848[2]
Change in Control Termination	$2,603,482	$564,138	$582,424	$1,599,143	$48,852	$0	$5,520,182[2]

Footnote

1 Also includes $32,884 in employer contributions to the Retirement Savings Plan that will become fully vested upon an involuntary termination (other than for cause) if Mr. Wright enters into a severance agreement with the Company. All other named executive officers are currently vested in these employer contributions.

2 Also includes $32,884 in employer contributions to the Retirement Savings Plan and $89,259 in Company credits to the Supplemental Savings Plan that will become fully vested upon (1) death or disability; or (2) a change in control termination. All other named executive officers are currently vested in these employer contributions and Company credits.

Cash Severance (Column B)
Involuntary Termination (other than for cause). For all named executive officers other than Mr. Meelia and Mr. Wright, the cash severance amount in the involuntary termination (other than for cause) scenario represents continuation of the named executive officer's base salary as of September 25, 2009 for an 18-month severance period, plus an amount equal to the average of the named executive officer's annual incentive cash awards for the previous three fiscal years (*i.e.*, the average of the actual annual incentive cash awards paid to the named executive officer for performance in fiscal 2008, 2007 and 2006) payable during the 18-month severance period and on our normal payroll schedule.

For Mr. Wright, the annual incentive cash award portion of the cash severance payment equals the average of the previous two fiscal years cash award (*i.e.*, the average of the actual annual incentive cash awards paid to him for performance in fiscal 2008 and 2007) with the fiscal 2007 annual incentive cash award being pro rated due to his commencement of employment with the Company during fiscal 2007.

For Mr. Meelia, the cash severance amount represents a lump sum cash payment in an amount equal to two times his base salary as of September 25, 2009 plus the average of his annual incentive cash awards for the previous two fiscal years (*i.e.*, the average of the actual annual incentive cash awards paid to him for performance in fiscal 2008 and 2007). Amounts payable to Mr. Meelia are pursuant to his Employment Agreement described below under "Employment Agreement with Mr. Meelia."

Payments may be delayed until six months after termination of employment if necessary to comply with Code Section 409A.

Voluntary Termination, Death or Disability. Pursuant to his Employment Agreement and as described below under "Employment Agreement with Mr. Meelia," Mr. Meelia is entitled to cash severance upon his termination of employment for any reason other than by the Company for cause. Thus, upon a voluntary termination of employment, or a termination of employment attributable to death or disability, Mr. Meelia is entitled to the same cash severance amount described above under the "*Involuntary Termination (other than for cause)*" heading.

Change in Control Termination. The cash severance amount upon a change in control termination represents a lump sum payment, payable within 65 days after the named executive officer's employment termination date, equal to two times (2.99 times for the Chief Executive Officer) (1) the named executive officer's base salary as of September 25, 2009 plus (2) the average of the named executive officer's annual incentive cash awards for the previous three years (*i.e.*, the actual annual incentive cash awards paid for performance in fiscal 2008, 2007 and 2006).

Bonus (Column C)
Involuntary Termination (other than for cause). The amounts reported in this column represent payment of a pro rata portion of the annual incentive cash award payable to the named executive officer for the fiscal year during which the involuntary termination occurred. Pursuant to SEC guidance, we assume that the involuntary termination occurs on September 25, 2009, the last day of our 2009 fiscal year, thereby entitling each named executive officer to the full annual incentive cash award for such fiscal year.

Voluntary Termination. The terms of our 2009 Annual Incentive Plan provide that upon a termination of employment due to early retirement (defined as a termination of employment after attainment of age 55, where the sum of the employee's age and years of service is at least 60) or normal retirement (defined as a termination of employment after attainment of age 60, where the sum of the employee's age and years of service is at least 70) the employee is entitled to receive a pro rata portion of the annual incentive cash award. Because Messrs. Meelia and Dockendorff satisfied the requirements for normal retirement and early retirement, respectively, as of September 25, 2009, they are entitled to this pro rata payment upon their voluntary termination of employment based on the number of days they were employed by the Company during the fiscal year. Pursuant to SEC guidance, we assume that the termination of employment occurs on September 25, 2009, the last day of our 2009 fiscal year, thereby entitling Messrs. Meelia and Dockendorff to the full annual incentive cash award for such fiscal year.

Death or Disability. The terms of our 2009 Annual Incentive Plan provide that upon a termination of employment due to death or disability, the employee is entitled to receive a pro rata portion of the annual incentive cash award. All named executive officers are entitled to this pro rata payment upon their termination of employment due to death or disability based on the number of days they were employed by the Company during the fiscal year. Pursuant to SEC guidance, we assume that the death or disability occurs on September 25, 2009, the last day of our 2009 fiscal year, thereby entitling the executive to the full annual incentive cash award for such fiscal year.

Change in Control Termination. The terms of our 2009 Annual Incentive Plan provide that upon a change in control and involuntary termination of employment, the employee is entitled to payment of a pro rata portion of the annual incentive cash award for the fiscal year in which the termination of employment occurs. All named executive officers are entitled to this pro rata payment upon their termination of employment based on the number of days they were employed by the Company during the fiscal year. Pursuant to SEC guidance, we assume that the change in control occurs on September 25, 2009, the last day of our 2009 fiscal year, thereby entitling the executive to the full annual incentive cash award for such fiscal year.

Option Awards (Column D)

Involuntary Termination (other than for cause). For all named executive officers other than Mr. Meelia, the option award amount represents the value of outstanding options held by the named executive officer that would have vested during the 12-month period that immediately follows September 25, 2009.

For Mr. Meelia, the option award amount represents the amount of outstanding options that he would have vested in as of September 25, 2009, his assumed employment termination date, as a result of his satisfaction of certain normal retirement requirements. The terms and conditions applicable to the converted stock option issued on November 21, 2006, the founders' grant stock option issued on July 2, 2007 and the fiscal 2009 equity incentive award stock option issued on December 1, 2008 provide that upon a termination of employment due to normal retirement (defined as a termination of employment after attainment of age 60, where the sum of the employee's age and years of service is at least 70) the employee is entitled to full vesting of such awards. During fiscal 2009, Mr. Meelia attained age 60 and was credited with more than 10 years of service. If Mr. Meelia terminated employment on September 25, 2009, he would have been entitled to full vesting on all of his outstanding option awards. The amounts reported in this scenario represent the difference between the full vesting amount attributable to satisfaction of the normal retirement requirements and the amounts that were vested as of September 25, 2009 (*i.e.*, an additional 50% on the November 21, 2006 award and 100% on the December 1, 2008 award). Although Mr. Meelia would have become vested in an additional 50% of the founders' grant award, the exercise price for each share subject to this award exceeded the fair market value of a share of Company stock as of September 25, 2009 and, as a result, this award provides no additional value for purposes of this scenario.

Involuntary Termination (for cause). Option awards include a "claw-back" feature that allows us to seek to recover the amount of any profit the named executive officer realized upon the exercise of options during the 12-month period that occurs immediately prior to the officer's involuntary termination for cause. For this purpose, "cause" means substantial failure or refusal of the named executive officer to perform the duties and responsibilities of his job as required by the Company, violation of any fiduciary duty owed to the Company, conviction of a felony or misdemeanor, dishonesty, theft, violation of Company rules or policy, including a violation of our Guide to Business Conduct, or other egregious conduct that has or could have a serious and detrimental impact on the Company and its employees.

Voluntary Termination. For Mr. Meelia, the stock award amount represents the full vesting of a converted stock option award, the founders' grant stock option award and the fiscal 2009 equity incentive stock option awards, as described above under the "*Involuntary Termination (other than for cause)*" heading.

For Mr. Dockendorff, the option award amount represents the amount of outstanding options that he would have vested in as of September 25, 2009, his assumed employment termination date, as a result of his satisfaction of certain early retirement requirements. The terms and conditions applicable to the converted stock option issued on November 21, 2006 and the founders' grant stock option issued on July 2, 2007 provide that upon a termination of employment due to early retirement (defined as a termination of employment after attainment of age 55, where the sum of the employee's age and years of service is at least 60) the employee is entitled to pro rata vesting of such award determined by the number of full years (in the case of the November 21, 2006 award) or full months (in the case of the founders' grant award) the employee completed since the grant date. During fiscal 2009, Mr. Dockendorff attained age 55 and was credited with more than 5 years of service. If Mr. Dockendorff terminated employment on September 25, 2009, he would have been entitled to 75% vesting on the November 21, 2006 award and 54% vesting on the founders' grant award. As of September 25, 2009, Mr. Dockendorff had already vested in 50% of the November 21, 2006 award and 50% of the founders' grant award. The amounts reported in this scenario represent the difference between the pro rata vesting amount attributable to satisfaction of the early retirement requirements and the amounts that were vested as of September 25, 2009 (*i.e.*, an additional 25% on the November 21, 2006 award). Although Mr. Dockendorff would have become vested in an additional 4% of the founders' grant award, the exercise price for each share subject to this award exceeded the fair market value of a share of Company stock as of September 25, 2009 and, as a result, this award provides no additional value for purposes of this scenario. Although the fiscal 2009 equity incentive award stock option issued on December 1, 2008 provides for pro rata vesting upon early retirement, the terms and conditions of such award require that the employee retire at least 12 months after the grant date in order for such early retirement vesting to apply. Because the assumed employment termination date (September 25, 2009) is less than 12 months after the grant date of the December 1, 2008 award, Mr. Dockendorff would not have been entitled to pro rata vesting for early retirement with respect to such award.

Death or Disability. The option award amount represents the full vesting of all outstanding stock options held by the named executive officer as of September 25, 2009. Although the named executive officers would have become fully vested in the founders' grant award, the exercise price for each share subject to this award exceeded the fair market value of a share of Company stock as of September 25, 2009 and, as a result, this award provides no additional value for purposes of this scenario.

Change in Control Termination. The option award amount represents the full vesting of all outstanding options held by the named executive officer as of September 25, 2009. Although the named executive officers would have become fully vested in the founders' grant award, the exercise price for each share subject to this award exceeded the fair market value of a share of Company stock as of September 25, 2009 and, as a result, this award provides no additional value for purposes of this scenario.

Stock Awards (Column E)

Involuntary Termination (other than for cause). For Mr. Meelia, the stock award amount represents the full vesting of all restricted stock unit and performance share unit awards. The terms and conditions applicable to the converted restricted stock unit award issued on November 21, 2006, the founders' grant restricted stock unit award issued on July 2, 2007, and the fiscal 2009 equity incentive award restricted stock unit and performance share unit awards issued on December 1, 2008, provide that upon a termination of employment due to normal retirement (defined as a termination of employment after attainment of age 60, where the sum of the employee's age and years of service is at least 70) the employee is entitled to full vesting of such award. During fiscal 2009, Mr. Meelia attained age 60 and was credited with more than 10 years of service. If Mr. Meelia terminated employment on September 25, 2009, he would have been entitled to full vesting on all of his outstanding restricted stock unit and performance share unit awards. The amounts reported in this scenario represent the full vesting of all unvested converted restricted stock unit, restricted stock unit and performance share unit awards. For purposes of this column, the amounts reported that are attributable to the performance share unit award are calculated by assuming that target performance was achieved and that shares underlying such award were delivered at the end of the applicable performance period.

For Mr. Dockendorff, the stock award amount represents the pro-rata vesting of a converted restricted stock unit award and the founders' grant restricted stock unit award. The terms and conditions applicable to the converted restricted stock unit award issued on November 21, 2006 and the founders' grant restricted stock unit award issued on July 2, 2007 provide that upon a termination of employment due to early retirement (defined as a termination of employment after attainment of age 55, where the sum of the employee's age and years of service is at least 60) the employee is entitled to pro rata vesting of such award determined by the number of full months the employee completed since the grant date. During the 2009 fiscal year, Mr. Dockendorff attained age 55 and was credited with more than 5 years of service. If Mr. Dockendorff terminated employment on September 25, 2009, he would have been entitled to 71% vesting on the November 21, 2006 award and 54% vesting on the founders' grant award. As of September 25, 2009, Mr. Dockendorff was 33% vested in the November 21, 2006 award and 50% vested in the founders' grant award. The amounts reported in this scenario represent the difference between the pro rata vesting amount attributable to satisfaction of the early retirement requirements and the amounts that were vested as of September 25, 2009 (*i.e.*, an additional 38% on the November 21, 2006 award and an additional 4% on the founders' grant award). Although the fiscal 2009 restricted stock unit and performance share unit awards issued on December 1, 2008 provide for pro rata vesting upon early retirement, the terms and conditions of such awards require that the employee retire at least 12 months after the grant date in order for such early retirement vesting to apply. Because the assumed employment termination date (September 25, 2009) is less than 12 months after the grant date of the December 1, 2008 awards, Mr. Dockendorff would not have been entitled to pro rata vesting for early retirement with respect to such awards.

Involuntary Termination (for cause). Stock awards include a "claw-back" feature that allows us to seek to recover the amount realized by the named executive officer upon the vesting of any stock award during the 12-month period that occurs immediately prior to the officer's involuntary termination for cause. For this purpose, "cause" means substantial failure or refusal of the named executive officer to perform the duties and responsibilities of his job as required by the Company, violation of any fiduciary duty owed to the Company, conviction of a felony or misdemeanor, dishonesty, theft, violation of Company rules or policy, including a violation of our Guide to Business Conduct, or other egregious conduct that has or could have a serious and detrimental impact on the Company and its employees.

Voluntary Termination. For Mr. Meelia, the stock award amount represents the full vesting of a converted restricted stock unit award, the founders' grant restricted stock unit award and the fiscal 2009 equity incentive restricted stock unit and performance share unit awards, as described above under the "*Involuntary Termination (other than for cause)*" heading.

For Mr. Dockendorff, the stock award amount represents the pro-rata vesting of a converted restricted stock unit award and the founders' grant restricted stock unit award, as described above under the "*Involuntary Termination (other than for cause)*" heading.

Death or Disability. The stock award amount represents the full vesting of all restricted stock unit and performance share unit awards held by the named executive officer as of September 25, 2009. For purposes of this scenario, the amounts reported that are attributable to the performance share unit awards are calculated by assuming that target performance was achieved and that shares underlying such award were delivered at the end of the applicable performance period.

Change in Control Termination. The stock award amount represents the vesting of all unvested converted restricted stock unit, restricted stock unit and performance share unit awards held by the named executive officer as of the change in control. For purposes of this scenario, the amounts reported that are attributable to the performance share unit awards are calculated by assuming that target performance was achieved and that shares underlying such award were delivered at the end of the applicable performance period.

Welfare Benefits and Outplacement Services (Column F) The welfare benefits amount represents the employer portion of the premium paid on behalf of the named executive officer for continued coverage under the Company's health and dental plans during the applicable severance period. Although payable in our discretion with respect to executives other than Mr. Meelia, for purposes of this column we assume that we would pay $25,000 on behalf of each named executive officer for outplacement services upon an involuntary termination (other than for cause) and a change in control termination.

Involuntary Termination (other than for cause). The applicable severance period is 24 months for Mr. Meelia and 18 months for all other named executive officers.

Death or Disability. The amount reported for Mr. Meelia represents the employer portion of the premium paid on behalf of his beneficiaries for continued coverage under the Company's health and dental plans during the 24-month severance period.

Change in Control Termination. The applicable severance period is 36 months for Mr. Meelia and 24 months for all other named executive officers.

Tax Gross-Up (Column G) Application of the assumptions set forth above results in no entitlement for any named executive officer to any tax gross-up payment.

Employment Agreement with Mr. Meelia

Mr. Meelia is the only named executive officer with an employment agreement. His Employment Agreement provides that Mr. Meelia will receive a base salary, bonus and a long-term incentive opportunity determined by our Board, as well as be eligible to participate in all employee benefit plans and programs applicable to executives generally. The Employment Agreement has no stated term, and Mr. Meelia is employed at will. The general terms of the Employment Agreement also provide that, if Mr. Meelia's employment is terminated for any reason other than by the Company for cause (as defined in the Employment Agreement) and subject to the execution of a general release in favor of the Company in the form provided in the Employment Agreement, the Company is obligated to pay him a lump sum cash payment in an amount equal to two times the sum of (1) the greater of his then-current base salary or his base salary as in effect immediately before December 29, 2006, and (2) the greater of (i) his then-current target annual bonus or (ii) the average annual bonus received by him or his target bonus, whichever is greater, for the two fiscal years immediately preceding the date his employment terminates. This payment may be delayed until six months after termination of employment if necessary to comply with Code Section 409A. If any payments are subject to an excise tax, the terms of the Employment Agreement provide that the Company will pay an additional tax gross-up payment to Mr. Meelia. Also, Mr. Meelia and his eligible dependents will receive continued coverage for two years in all health and welfare plans in which he participated on his date of termination under the same terms and conditions as in effect on the date of termination (or as amended from time to time), subject to Mr. Meelia's continued payment of applicable premiums. Mr. Meelia is required, under the terms of the Employment Agreement, not to disclose confidential Company information at any time, not to compete with the Company nor solicit our management level employees, or customers of the Company for a period of one year following termination of employment, and not to disparage the Company after his termination. The termination benefits provided under the Employment Agreement are in lieu of any termination or severance benefits for which Mr. Meelia may be eligible under any of the Company's plans, policies or programs, except upon a change in control, in which case Mr. Meelia is eligible for benefits under the Change in Control Plan only.

SECURITY OWNERSHIP AND REPORTING

Security Ownership of Management and Certain Beneficial Owners

The following tables show the number of ordinary shares beneficially owned:

- as of January 1, 2010, by each current director and nominee for director, each executive officer named in the Summary Compensation Table and our directors and executive officers as a group; and
- as of the date indicated, by each owner of 5% or more of our outstanding ordinary shares.

A person is deemed to be a beneficial owner of ordinary shares if he or she, either alone or with others, has the power to vote or to dispose of those ordinary shares or the right to acquire such power within 60 days of the date of the table. Ordinary shares subject to stock options presently exercisable or exercisable within 60 days of January 1, 2010, restricted stock units and dividend equivalent units are deemed to be outstanding and beneficially owned by the person holding the securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. There were 500,022,102 Covidien ordinary shares outstanding as of January 1, 2010. The tables below are based on information furnished by the persons named, public filings and our records.

Directors and Executive Officers

Name of Beneficial Owner	Number of Covidien Ordinary Shares Beneficially Owned	Percentage Ownership
Named Executive Officers		
Richard J. Meelia [1]	2,346,728	*
Charles J. Dockendorff [2]	494,488	*
José E. Almeida [3]	274,168	*
John H. Masterson [4]	293,549	*
Timothy R. Wright [5]	113,701	*
Non-Employee Directors		
Craig Arnold [6]	15,601	*
Robert H. Brust [6]	15,120	*
John M. Connors, Jr. [6]	15,120	*
Christopher J. Coughlin [7]	198,499	*
Timothy M. Donahue [6]	15,120	*
Kathy J. Herbert [6]	15,120	*
Randall J. Hogan, III [8]	15,484	*
Dennis H. Reilley [6]	44,577	*
Tadataka Yamada [6]	15,120	*
Joseph A. Zaccagnino [6]	15,120	*
All directors and executive officers as a group (23 persons) [9]	4,456,521	*

* Represents less than 1% of outstanding ordinary shares.

1 Includes 191,831 restricted stock units and 1,991,307 ordinary shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of January 1, 2010.

2 Includes 55,267 restricted stock units and 397,398 ordinary shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of January 1, 2010.

[3] Includes 59,884 restricted stock units and 184,574 ordinary shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of January 1, 2010.

[4] Includes 31,616 restricted stock units and 229,385 ordinary shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of January 1, 2010.

[5] Includes 31,745 restricted stock units and 69,995 ordinary shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of January 1, 2010.

[6] Includes 3,852 restricted stock units and 6,400 ordinary shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of January 1, 2010.

[7] Includes 3,852 restricted stock units, 149,248 ordinary shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of January 1, 2010 and 7,970 shares held in a Grantor Retained Annuity Trust.

[8] Includes 3,852 restricted stock units, 6,400 ordinary shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of January 1, 2010 and 64 shares held in a trust over which Mr. Hogan has shared dispositive and voting power.

[9] Includes, for executive officers not specifically named in the table, an aggregate of 589,062 ordinary shares issuable upon the exercise of stock options presently exercisable or exercisable within 60 days of January 1, 2010. Also includes 11,627 ordinary shares pledged as security by one executive officer.

5% Beneficial Owners

Name and Address of Beneficial Owner	Number of Covidien Ordinary shares Beneficially Owned	Percentage Ownership
Barclays Global Investors, N.A. 400 Howard Street San Francisco, CA 94105	25,320,658 [1]	5.1%
FMR LLC 82 Devonshire Street Boston, MA 02109	52,702,931[2]	10.5%

[1] The number of ordinary shares beneficially owned by Barclays Global Investors, N.A. ("Barclays") was provided by Barclays pursuant to a Form 13G dated February 6, 2009.

[2] The number of ordinary shares beneficially owned by FMR LLC ("FMR") was provided by FMR pursuant to a Form 13G dated February 13, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than 10 percent of our ordinary shares to file reports of ownership and changes in ownership of such ordinary shares with the SEC and NYSE. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. As a matter of practice, our administrative staff assists our officers and directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Based on our review of the copies of such forms we have received, as well as information provided and representations made by the reporting persons, we believe that all required Section 16(a) reports were timely filed during our fiscal year ended September 25, 2009, except for one Form 4 for Coleman N. Lannum, III for one dividend reinvestment transaction which was inadvertently filed late.

AUDIT AND AUDIT COMMITTEE MATTERS

Audit and Non-Audit Fees

Set forth below are the aggregate fees for professional services rendered to Covidien by Deloitte & Touche LLP for the period September 29, 2007 through September 26, 2008 ("Fiscal 2008) and the period September 27, 2008 through September 25, 2009 ("Fiscal 2009").

	Fiscal 2009	Fiscal 2008
	(in thousands)	
Audit Fees	$19,224	$19,838
Audit-Related Fees	1,925	2,086
Tax Fees	5,150	3,993
All Other Fees	650	0
Total	$26,949	$25,917

Audit Fees include fees for professional services rendered for the year-end audits of our consolidated financial statements and internal control over financial reporting, reviews of the financial statements included in our Quarterly Reports on Form 10-Q, consents, statutory filings and, in Fiscal 2008, preparation for the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). Fiscal 2008 Audit Fees include fees of approximately $294,000 which were previously reported as fees for tax planning services.

Audit-Related Fees were primarily related to carve-out audits, comfort letters, work related to International Financial Reporting Standards ("IFRS") reporting and services related to mergers and acquisitions.

Tax Fees include fees for tax compliance services such as assistance with the preparation of federal and state returns ($3,616,000 for Fiscal 2008 and $3,900,000 for Fiscal 2009) as well as fees for tax planning services ($377,000 for Fiscal 2008 and $1,250,000 for Fiscal 2009).

All Other Fees include services relating to project methodology and support for a pricing initiative.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee has adopted a pre-approval policy that provides guidelines for audit, audit-related, tax and other permissible non-audit services that may be provided by our independent auditors. Pursuant to the policy, our Corporate Controller supports the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services and coordinating with management and the independent auditors to ensure compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. The Audit Committee also annually approves a specified list of audit, audit-related and tax services. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. The term of any pre-approval is 12 months, unless the Audit Committee specifically provides for a different period. The independent auditors may not begin work on any engagement without confirmation of Audit Committee pre-approval from our Corporate Controller or his delegate.

The Committee has delegated to the Chair of the Audit Committee the authority to pre-approve the engagement of the independent auditors in his discretion. The Chair reports all such pre-approvals to the Audit Committee at the next Committee meeting.

Audit Committee Report

As more fully described in its charter, the Audit Committee oversees Covidien's financial reporting process on behalf of the Board of Directors. Management has day-to-day responsibility for the Company's financial reporting process, including assuring that the Company develops and maintains adequate financial controls and procedures and monitoring and assessing compliance with those controls and procedures, including internal control over financial reporting. Covidien's independent auditors are responsible for auditing the annual financial statements prepared by management, expressing an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles and discussing with the Audit Committee any issues they believe should be raised. The independent auditors are also responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems, for issuing a report on the Company's internal control over financial reporting and for such other matters as the Audit Committee and Board determine.

In the performance of its oversight function, the Audit Committee has reviewed and discussed with management, the internal auditors and the independent auditors the consolidated financial statements for the fiscal year ended September 25, 2009 to be filed with the U. S. Securities and Exchange Commission (the "SEC"). Management represented to the Committee that these consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). In addition, the Committee has:

- discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, relating to communication with audit committees;
- received from the independent auditors the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence;
- discussed with the independent auditors their independence from the Company and its management; and
- considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that Covidien's audited consolidated financial statements prepared in accordance with US GAAP be included in its Annual Report on Form 10-K for the fiscal year ended September 25, 2009 to be filed with the SEC.

Audit Committee

Robert H. Brust, Chairman
Craig Arnold
Randall J. Hogan, III

PROPOSAL NUMBER ONE:
TO RECEIVE AND CONSIDER THE COMPANY'S IRISH STATUTORY ACCOUNTS AND THE REPORTS OF THE DIRECTORS AND AUDITORS THEREON

We refer to our financial statements for the fiscal year ended September 25, 2009 prepared in accordance with Irish law as our "Irish Statutory Accounts". The Irish Statutory Accounts and related reports, which are being provided to our shareholders along with this proxy statement, are being presented to the shareholders at the Annual General Meeting to provide the shareholders an opportunity to consider the Irish Statutory Accounts and the reports of the Directors and auditors thereon and ask any relevant and appropriate questions of the representative of our independent auditor in attendance at the Annual General Meeting. The Board of Directors approved the Irish Statutory Accounts on January 21, 2010.

Unless otherwise instructed, the proxies will vote "FOR" this proposal. Please note that a vote "FOR" or "AGAINST" this proposal will have no effect on the approval of the Irish Statutory Accounts by the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL ONE

PROPOSAL NUMBER TWO (A) THROUGH TWO (K)
ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election at the 2010 Annual General Meeting a slate of 11 nominees, all of whom are currently serving on the Board. The nominees are Richard J. Meelia, Craig Arnold, Robert H. Brust, John M. Connors, Jr., Christopher J. Coughlin, Timothy M. Donahue, Kathy J. Herbert, Randall J. Hogan, III, Dennis H. Reilley, Tadataka Yamada and Joseph A. Zaccagnino. Biographical information, including qualifications, regarding each of the 11 nominees is set forth below. The election of directors will take place at the Annual General Meeting. In order to be elected as a director, each nominee must receive the affirmative vote of a majority of the votes cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy. Shareholders are entitled to one vote per share for each of the 11 nominees. Covidien is not aware of any reason why any of the nominees will not be able to serve if elected. Each of the directors elected will serve until the 2011 Annual General Meeting or until his or her earlier death, resignation or removal.

Current Directors Nominated for Re-Election – Proposals Two (a) through Two (k)

Proposal Two (a) — Craig Arnold



Mr. Arnold, age 49, joined our Board of Directors immediately following our separation from Tyco International. Mr. Arnold is Vice Chairman of Eaton Corporation, a diversified industrial manufacturer. He is also the Chief Operating Officer, Industrial Sector, of Eaton. From 2000 to 2008 he served as Senior Vice President of Eaton Corporation and President of the Fluid Power Group of Eaton. Prior to joining Eaton, Mr. Arnold was employed in a series of progressively more responsible positions at General Electric Company from 1983 to 2000. Mr. Arnold previously served as a director of Unocal Corporation, where he also was a member of the Audit Committee.

With his years of managerial experience, both at Eaton and at General Electric, Mr. Arnold brings to the Board of Directors demonstrated management ability at senior levels. His position as Chief Operating Officer of the Eaton Industrial sector gives Mr. Arnold critical insights into the operational requirements of a large company. In addition, in previously serving on the Audit Committee of another public company, Mr. Arnold gained valuable experience dealing with accounting principles and financial reporting rules and regulations, evaluating financial results and generally overseeing the financial reporting process of a large corporation.

Proposal Two (b) — Robert H. Brust



Mr. Brust, age 66, joined our Board of Directors just prior to our separation from Tyco International. Mr. Brust has been the Chief Financial Officer of Sprint Nextel Corporation, a wireless and wireline communications company, since May 2008. From February 2007 to May 2008, Mr. Brust was retired. From January 2000 to February 2007, Mr. Brust served as Executive Vice President of the Eastman Kodak Company, a provider of photographic products and services, and, from January 2000 to November 2006, he also served as Chief Financial Officer of Kodak. Prior to joining Kodak, Mr. Brust was Senior Vice President and Chief Financial Officer of Unisys Corporation from 1997 to 1999. He also worked in a variety of financial and financial management positions at General Electric Company from 1965 to 1997. Mr. Brust previously served as a director of Delphi Corporation and Applied Materials, Inc.

Mr. Brust is an experienced financial leader with the skills necessary to lead our Audit Committee. His service as Chief Financial Officer of Sprint Nextel Corporation, the Eastman Kodak Company and Unisys Corporation as well as his 31 years at General Electric Company make him a valuable asset, both on our Board of Directors and as the Chairman of our Audit Committee. Mr. Brust's positions have provided him with a wealth of knowledge in dealing with financial and accounting matters. The depth and breadth of his exposure to complex financial issues at such large corporations makes him a skilled advisor.

Proposal Two (c) — John M. Connors, Jr.



Mr. Connors, age 67, joined our Board of Directors immediately following our separation from Tyco International. Since 2006, Mr. Connors has served as Chairman Emeritus of Hill, Holliday, Connors, Cosmopulos, Inc., a full-service advertising agency that is part of The Interpublic Group of Companies, Inc. From 2003 to 2006, Mr. Connors served as Chairman of Hill, Holliday, and from 1968 to 2003 he was Chairman, President and Chief Executive Officer of Hill, Holliday. Mr. Connors is currently a director of Hasbro, Inc. and serves on Hasbro's Compensation Committee.

Having been a founding member, former Chairman, President and Chief Executive Officer of Hill, Holliday, Connors, Cosmopulos, Inc., Mr. Connors has extensive business experience. In addition, as the Chairman of the Board of Directors of Partners Healthcare System, Inc., which includes Massachusetts General Hospital and Brigham and Women's Hospital, and also as a member of the Harvard Medical School Board of Fellows, Mr. Connors has a unique perspective to offer Covidien on a variety of healthcare-related issues.

Proposal Two (d) — Christopher J. Coughlin



Mr. Coughlin, age 57, joined our Board of Directors immediately following our separation from Tyco International. Mr. Coughlin has been Executive Vice President and Chief Financial Officer of Tyco International, a global provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products, since March 2005. Prior to joining Tyco International, Mr. Coughlin served as Chief Operating Officer of The Interpublic Group of Companies, Inc. from June 2003 to December 2004. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer from 1998 to 2003. Previously, he held the position of Executive Vice President and Chief Financial Officer of Nabisco Holdings, where he also served as President of Nabisco International. Mr. Coughlin is currently a director of The Dun & Bradstreet Corporation and has served on its Audit and Compensation Committees.

As Chief Financial Officer of Tyco International, Pharmacia Corporation and Nabisco Holdings and as Chief Operating Officer of The Interpublic Group of Companies, Mr. Coughlin has demonstrated leadership capability and extensive knowledge of complex financial and operational issues facing large organizations. He brings an understanding of operations and financial strategy in challenging environments. In addition, Mr. Coughlin is able to draw upon, among other things, his knowledge of the pharmaceutical industry garnered while at Pharmacia and his knowledge of the medical device industry developed while Covidien constituted the healthcare business of Tyco International.

Proposal Two (e) — Timothy M. Donahue



Mr. Donahue, age 61, joined our Board of Directors immediately following our separation from Tyco International. Mr. Donahue served as Chairman of Sprint Nextel Corporation, a wireless and wireline communications company, from 2005 to 2006. He was the Chief Executive Officer of Nextel Communications, Inc. from 1999 until August 2005, and the President of Nextel from 1996 until August 2005. Mr. Donahue is currently a director of Eastman Kodak Company, NVR, Inc. and Tyco International Ltd. Mr. Donahue previously served as a director of Nextel Communications, Inc. and Sprint Nextel Corporation.

As Chief Executive Officer of Nextel Communications, Mr. Donahue led an innovative organization. His business acumen and drive for innovation, evidenced during his tenure at Nextel, make Mr. Donahue a valuable contributor to our Board of Directors. In addition, his service on the Board of Directors of a variety of large public companies, including on the Compensation Committees of the Eastman Kodak Company, NVR, Inc. and Tyco International, gives Mr Donahue a deep understanding of the role of the Board of Directors and positions him well to serve as our Lead Director.

Proposal Two (f) — Kathy J. Herbert



Ms. Herbert, age 56, joined our Board of Directors immediately following our separation from Tyco International. From 2001 to 2006, Ms. Herbert served as Executive Vice President, Human Resources, of Albertson's, Inc., an operator of supermarkets, combination food-drug stores and drug stores located in the United States. Prior to joining Albertson's, she had been with Jewel Osco since 1969 in a variety of positions, most recently Vice President, Human Resources.

With her background in human resources, operations and merchandising, Ms. Herbert brings a unique point of view to our Board of Directors. Her 12 years of experience in executive human resource roles, including her position as Executive Vice President of Human Resources at Albertson's, gave her large company experience building and working with complex succession plans, long term leadership development and innovative cost effective compensation models. She provides valuable insight into Covidien's talent management strategy, a key part of the Company's overall strategy. Ms. Herbert's perspective is unlike that of any other member of our Board of Directors, making her a valuable component of a well rounded Board and a key member of the Board's Compensation Committee.

Proposal Two (g) — Randall J. Hogan, III



Mr. Hogan, age 54, joined our Board of Directors immediately following our separation from Tyco International. Mr. Hogan has served as Chairman and Chief Executive Officer of Pentair, Inc., an industrial manufacturing company, since 2002. From 2001 to 2002, he was President and Chief Executive Officer and from 1999 to 2001, President and Chief Operating Officer, of Pentair. Prior to joining Pentair, he was President of United Technologies' Carrier Transicold Division. Before that, he was with the Pratt & Whitney division of United Technologies, General Electric Company and McKinsey & Company. Mr. Hogan previously served as a director of Unisys Corporation.

Having served in the roles of Chairman, Chief Executive Officer, President and Chief Operating Officer of Pentair, Mr. Hogan offers a wealth of management experience and business understanding. Running a public company gives Mr. Hogan front-line exposure to many of the issues facing public companies, particularly on the operational, financial and corporate governance fronts. Mr. Hogan's service on the Board of Directors and Governance Committee of Unisys further augments his range of knowledge, providing experience on which he can draw while serving as a member of our Board.

Proposal Two (h) — Richard J. Meelia



Mr. Meelia, age 60, has served as the Chairman of our Board of Directors since October of 2008. He served on our Board of Directors and has been our President and Chief Executive Officer following our separation from Tyco International in June 2007. From January 2006 through the separation, Mr. Meelia was the Chief Executive Officer of Tyco Healthcare and from 1995 through the separation, Mr. Meelia was also the President of Tyco Healthcare. Mr. Meelia previously served as a director of Haemonetics Corporation and Aspect Medical Systems, Inc.

Since joining Kendall Healthcare Products Company, the foundation of the Tyco Healthcare business, as Group President in 1991 and becoming President of Tyco Healthcare, the foundation of Covidien, in 1995, Mr. Meelia has directed the Company's acquisition, integration and product development efforts, growing the business from $600 million to the diverse $10 billion healthcare products company that is Covidien today. Mr. Meelia's knowledge of all aspects of the business and its history, combined with his drive for innovation and excellence, position him well to serve as our Chairman, President and Chief Executive Officer.

Proposal Two (i) — Dennis H. Reilley



Mr. Reilley, age 56, joined our Board of Directors immediately following our separation from Tyco International and served as the Chairman of our Board of Directors until October 2008. From 2000 to April 2007, Mr. Reilley served as Chairman of Praxair, Inc., a supplier of industrial gases and high-performance surface coatings, and also served as Chief Executive Officer of Praxair from 2000 to December 2006. From 1989 to 2000, Mr. Reilley held many key positions at E. I. Du Pont de Nemours & Company, including Chief Operating Officer. Earlier in his career he held various managerial positions at Conoco. Mr. Reilley is currently a director of H.J. Heinz Company, Marathon Oil Corporation and The Dow Chemical Company.

As Chairman and Chief Executive Officer of Praxair and Chief Operating Officer of Dupont, Mr. Reilley took on significant management, strategic and operational responsibilities. With his knowledge of the complex issues facing global companies today and his understanding of what makes businesses work effectively and efficiently, Mr Reilley provides valuable insight to our Board. Mr. Reilley's experience as Chairman of the Praxair Board of Directors as well as his service on the Governance and Compensation Committees of H.J. Heinz and Marathon Oil, the Audit Committee of H.J. Heinz and on the Audit and Compensation Committees of Dow Chemical, position him well to serve as a member of our Board.

Proposal Two (j) — Tadataka Yamada



Dr. Yamada, age 64, joined our Board of Directors immediately following our separation from Tyco International. Dr. Yamada has served as President of the Global Health Program of the Bill & Melinda Gates Foundation since June 2006. From 2000 to 2006, Dr. Yamada was Chairman of Research and Development for GlaxoSmithKline Inc. and prior to that, he held research and development positions at SmithKline Beecham. Prior to joining SmithKline Beecham, Dr. Yamada was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center.

With his experience as the President of the Global Health Program of the Bill & Melinda Gates Foundation as well as his significant research and development experience, Dr. Yamada brings to our Board a unique perspective. His extensive pharmaceutical industry knowledge gives him an insight into a number of issues facing Covidien that other directors might not possess. Given the depth of his healthcare knowledge and experience, Dr. Yamada is a valued member of our Board.

Proposal Two (k) — Joseph A. Zaccagnino



Mr. Zaccagnino, age 63, joined our Board of Directors immediately following our separation from Tyco International. Mr. Zaccagnino served as President, Chief Executive Officer and Director of Yale New Haven Health System and its flagship Yale-New Haven Hospital, one of the country's leading academic medical hospitals and the primary teaching hospital of the Yale University School of Medicine, from 1991 until his retirement in 2005. Mr. Zaccagnino is currently a director of NewAlliance Bancshares, Inc. and serves on the NewAlliance Bancshares Compensation and Governance Committees.

Mr. Zaccagnino has served as Chairman of the Board of the National Committee for Quality Healthcare and as Chairman of the Board of VHA Inc., a 2,500 member hospital cooperative which provides supply chain and group purchasing services through its subsidiary, Novation. His deep knowledge of healthcare policy, patient care delivery and financing and of clinical research and medical technology assessment provides our Board with unique insight and a keen perspective on the priorities of and challenges facing our major customers.

Unless otherwise instructed, the proxies will vote "FOR" each of these directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE DIRECTORS NOMINATED FOR RE-ELECTION IN PROPOSALS TWO (A) THROUGH TWO (K)

PROPOSAL NUMBER THREE:
APPOINTMENT OF INDEPENDENT AUDITORS AND
AUTHORIZATION OF THE AUDIT COMMITTEE TO SET THEIR REMUNERATION

Shareholders are being asked to appoint our independent auditors and to authorize the Audit Committee of our Board of Directors to set the auditors' remuneration. Appointment of the independent auditors and authorization of the Audit Committee to set their remuneration require the affirmative vote of a majority of the votes cast by the holders of ordinary shares represented at the Annual General Meeting in person or by proxy. The Audit Committee and the Board recommend that shareholders reappoint Deloitte & Touche LLP as our independent auditors to audit our accounts for the fiscal year ending September 24, 2010 and authorize the Audit Committee of the Board to set the auditors' remuneration.

Representatives of Deloitte & Touche LLP will be at the Annual General Meeting, and they will be available to respond to appropriate questions.

Unless otherwise instructed, the proxies will vote "FOR" this resolution.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE "FOR" PROPOSAL THREE

PROPOSAL NUMBER FOUR:
TO AUTHORIZE THE COMPANY AND/OR ANY SUBSIDIARY OF THE COMPANY TO MAKE MARKET PURCHASES OF COMPANY SHARES

Under Irish law, neither the Company nor any subsidiary of the Company may make market purchases of the Company's shares without shareholder approval. Accordingly, shareholders are being asked to authorize the Company, or any of its subsidiaries, to make market purchases of up to 10% of the Company's shares. If adopted, this authority will expire on the earlier of the close of business on September 16, 2011 or the date of the Annual General Meeting in 2011; we expect to propose renewal of this authorization at subsequent annual general meetings. Such purchases would be made only at price levels which the Directors considered to be in the best interests of the shareholders generally, after taking into account the Company's overall financial position. The Company currently effects repurchases under our existing share repurchase program as redemptions pursuant to Article 3(d) of our Articles of Association. Whether or not this proposed resolution is passed, the Company will retain its ability to effect repurchases as redemptions pursuant to its Articles of Association, although subsidiaries of the Company will not be able to make market purchases of the Company's shares.

In order for the Company or any of its subsidiaries to make market purchases of the Company's ordinary shares, such shares must be purchased on a "recognized stock exchange". The New York Stock Exchange, on which Covidien's ordinary shares are listed, is not currently specified as a recognized stock exchange for this purpose by Irish law. We understand, however, that it is likely that the Irish authorities will take appropriate steps in the future to add the New York Stock Exchange to the list of recognized stock exchanges. Therefore the general authority, if approved by our shareholders, will become effective from the later of (a) the date of passing of the authorizing resolution; and (b) the date on which the New York Stock Exchange becomes a "recognized stock exchange" for these purposes.

Resolution

The text of the resolution, which, if thought fit, will be passed as an ordinary resolution at the Annual General Meeting, is as follows:

RESOLVED, that the Company and any subsidiary of the Company (as defined by Section 155 of the Companies Act 1963) is hereby generally authorized to make market purchases (as defined by section 212 of the Companies Act 1990) of ordinary shares in the Company ("shares") on such terms and conditions and in such manner as the board of directors of the Company may determine from time to time but subject to the provisions of the Companies Act 1990 and to the following provisions:

(a) The maximum number of shares authorised to be acquired by the Company and/or any subsidiary of the Company (as defined by Section 155 of the Companies Act 1963) pursuant to this resolution shall not exceed, in the aggregate, 49,902,235 ordinary shares of US$0.20 each (which represents 10% of the Company's ordinary shares outstanding as of our 2009 fiscal year end).

(b) The maximum price to be paid for any ordinary share shall be an amount equal to 110% of the closing price on the New York Stock Exchange for the ordinary shares on the trading day preceding the day on which the relevant share is purchased by the Company or the relevant subsidiary of the Company.

(c) The minimum price to be paid for any ordinary share shall be an amount equal to 90% of the closing price on the New York Stock Exchange for the ordinary shares on the trading day preceding the day on which the relevant share is purchased by the Company or the relevant subsidiary of the Company.

(d) This general authority will be effective from the occurrence of the later of the following: (i) the date of passing of this resolution and (ii) the New York Stock Exchange becoming a recognised stock exchange within the meaning of Section 3(2), and for the purpose of Section 212(1)(b), of the Companies Act 1990 Act.

(e) This general authority is to expire eighteen months from the date of the passing of this resolution, unless previously varied, revoked or renewed by special resolution in accordance with the provisions of section 215 of the Companies Act 1990. The Company or any such subsidiary may, before such expiry, enter into a contract for the purchase of shares which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

Unless otherwise instructed, the proxies will vote "FOR" this resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTION SET FORTH IN PROPOSAL FOUR

PROPOSAL NUMBER FIVE:
TO AUTHORIZE THE REISSUE PRICE RANGE OF TREASURY SHARES

The Company may, from time to time, reissue shares purchased by it and not cancelled ("treasury shares"). Under Irish company law, we are required to seek shareholder approval of a price range in which we may reissue such shares out of treasury. Accordingly, shareholders are being asked to approve a special resolution authorizing the Company to reissue treasury shares at a price not less than 90% or more than 110% of the then market price of such shares (as defined in the resolution below). The authority would expire on the earlier of the close of business on September 16, 2011 or the date of the Company's Annual General Meeting in 2011; we expect to propose renewal of this authorization at subsequent annual general meetings.

Special Resolution

The text of the special resolution, which, if thought fit, will be passed as a special resolution at the Annual General Meeting is as follows:

RESOLVED, that, for purposes of Section 209 of the Companies Act, 1990, the reissue price range at which any treasury shares (as defined by such Section 209) held by the Company may be reissued off-market shall be as follows:

(a) the maximum price at which such treasury share may be reissued off-market shall be an amount equal to 110% of the "market price"; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share plan operated by the Company or, in all other cases, an amount equal to 90% of the "market price"; and

(c) for the purposes of this resolution, the "market price" shall mean the closing price per ordinary share of the Company, as reported by the New York Stock Exchange, on the trading day immediately preceding the proposed date of re-issuance.

FURTHER RESOLVED, that this authority to reissue treasury shares shall expire on the earlier of the close of business on September 16, 2011 or the date of the Company's Annual General Meeting in 2011, unless previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990.

Unless otherwise instructed, the proxies will vote "FOR" this resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTION SET FORTH IN PROPOSAL FIVE

OTHER MATTERS

Registered and Principal Executive Offices

The registered and principal executive offices of Covidien are located at Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co. Dublin, Ireland. The telephone number there is +353 (1) 439-3000.

Shareholder Proposals for the 2011 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of our Articles of Association, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the Proxy Statement for next year's Annual General Meeting must be received by us no later than September 27, 2010. Such proposals should be sent to our Secretary at Covidien plc, Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co. Dublin, Ireland. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Articles of Association and must be a proper subject for shareholder action under Irish law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with U.S. federal proxy rules, Irish law and other legal requirements, without seeking to have the proposal included in our proxy statement pursuant to Rule 14a-8 under the Exchange Act. To bring a proposal before an annual general meeting, a shareholder must deliver written notice of the proposed business to the Company's Secretary at our registered office on or before September 27, 2010 and otherwise comply with the requirements of our Articles of Association.

United States Securities and Exchange Commission Reports

Copies of our Annual Report on Form 10-K for the fiscal year ended September 25, 2009, as filed with the SEC (without exhibits), are available to shareholders free of charge on our web site at *www.covidien.com* or by writing to our Secretary at Covidien plc, Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co. Dublin, Ireland.

General

The proxy is solicited on behalf of our Board of Directors. Unless otherwise directed, proxies held by the Chief Executive Officer, the Chief Financial Officer and the General Counsel will be voted at the Annual General Meeting (or an adjournment or postponement thereof), FOR all of the proposals described in this Proxy Statement. If any matter other than those described in this Proxy Statement properly comes before the Annual General Meeting, or with respect to any adjournment or postponement thereof, the Chief Executive Officer, Chief Financial Officer or General Counsel will vote the ordinary shares represented by such proxies in accordance with his discretion.

All currency referenced in this proxy statement is represented in U.S. dollars unless otherwise indicated.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 25, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

001-33259
(Commission File Number)

COVIDIEN PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

Ireland	**98-0624794**
(Jurisdiction of Incorporation)	**(IRS Employer Identification No.)**

Cherrywood Business Park, Block G, First Floor
Loughlinstown, Co., Dublin, Ireland
(Address of registrant's principal executive office)

+353 (1) 439-3000
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, Par Value $0.20	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (assuming solely for the purposes of this calculation that all directors and executive officers of the Registrant are "affiliates") as of March 27, 2009, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $16,937 million (based upon the closing price of $33.63 per share as reported by the New York Stock Exchange on that date).

The number of ordinary shares outstanding as of November 16, 2009 was 499,297,980.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's 2010 annual general meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. Business

General

We are a global leader in the development, manufacture and sale of healthcare products for use in clinical and home settings. Our products are found in almost every hospital in the United States, and we have a significant and growing presence in non-U.S. markets. Our mission is to create and deliver innovative healthcare solutions, developed in ethical collaboration with medical professionals, which enhance the quality of life for patients and improve outcomes for our customers and our shareholders.

Covidien Ltd. was incorporated in Bermuda in 2000 as a wholly-owned subsidiary of Tyco International Ltd. Until June 29, 2007, Covidien did not engage in any significant business activities and held minimal assets. As part of a plan to separate Tyco International into three independent companies, Tyco International transferred the equity interests of the entities that held all of the assets and liabilities of its healthcare businesses to Covidien and, on June 29, 2007, distributed all of its shares of Covidien to Tyco International shareholders. Our financial results reflect the consolidated operations of Covidien as an independent publicly-traded company following June 29, 2007, and a combined reporting entity comprised of the assets and liabilities used in managing Tyco International Ltd.'s healthcare businesses, including Covidien, prior to and including June 29, 2007.

In December 2008, our Board of Directors approved moving our principal executive office from Bermuda to Ireland. On May 28, 2009, shareholders voted in favor of a reorganization proposal pursuant to which Covidien Ltd. common shares would be cancelled and holders of such shares would receive ordinary shares of Covidien plc on a one-to-one basis. The reorganization transaction was completed on June 4, 2009, following approval from the Supreme Court of Bermuda, at which time Covidien plc replaced Covidien Ltd. as the ultimate parent company. Shares of the Irish company, Covidien plc, began trading on the New York Stock Exchange on June 5, 2009 under the symbol "COV," the same symbol under which Covidien Ltd. shares were previously traded.

Unless otherwise indicated, references in this Annual Report to 2009, 2008 and 2007 are to our fiscal years ended September 25, 2009, September 26, 2008 and September 28, 2007, respectively, and references to Covidien include the healthcare businesses of Tyco International Ltd. for all periods prior to our separation from Tyco International.

We operate our businesses through three segments:

- *Medical Devices* includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, products used in vascular therapies and other medical products.
- *Pharmaceuticals* includes the development, manufacture and distribution of specialty pharmaceuticals, active pharmaceutical ingredients, specialty chemicals, contrast products and radiopharmaceuticals.
- *Medical Supplies* includes the development, manufacture and sale of nursing care products, medical surgical products, SharpSafety products and original equipment manufacturer products (OEM).

For fiscal 2009, we generated net sales of $10.7 billion and net income of $907 million. Approximately 58% of our net sales are generated in the United States and 42% are generated outside of the United States.

Strategy

Our goal is to become a leading global healthcare products company by creating innovative medical solutions for better patient outcomes and delivering value through clinical leadership and excellence in everything we do. We remain committed to the following strategic initiatives:

- *Focus on Growth.* We have been implementing initiatives throughout our businesses to generate opportunities for sales growth in higher margin products. These initiatives include incremental investments in sales and marketing to further strengthen our customer relationships and capitalize on global healthcare needs and trends. Since separation, these investments, designed to position us for sales growth, have come at the expense of earnings growth. Looking forward, we plan to leverage these prior investments to deliver improved shareholder returns.

- *Commitment to Innovation.* We are committed to identifying, obtaining and developing new technologies through internal research and development initiatives, licensing and development agreements, equity investments and selective acquisitions that expand our technological capabilities and accelerate the development of new products. We intend to focus these efforts on product areas that are driven by clinician preference and technological innovation, which we believe offer higher growth rates, margins and value to the healthcare system.

- *Leveraging our Global Structure.* We believe that we have opportunities to further expand our position outside of the United States. Our organization and management structure integrate our U.S. and non-U.S. operations and provide our management team with a global perspective on our markets. We believe this infrastructure provides opportunities to develop and commercialize new products that meet global needs and can be rapidly launched in multiple markets. Our global organizational focus should allow us to grow operational sales outside of the United States faster than within the United States.

- *Driving Operational Excellence.* We are focused on maximizing return on invested capital by controlling manufacturing and logistical costs and optimizing capital investment. We are committed to improving service levels, compliance, and developing and manufacturing high-quality products in a cost-effective manner. Throughout fiscal 2009, we continued to streamline our internal structure through organizational realignments, consolidation of back-office functions and rationalization of our manufacturing infrastructure, all of which reduced our operating costs. In addition, we continued to employ recognized programs including Six Sigma, Lean Manufacturing and strategic sourcing initiatives and strict safety and quality controls throughout our organization.

- *Enhanced Portfolio Management.* We are committed to utilizing our capital to create value for our shareholders by making disciplined investments through acquisitions and licenses to access new technologies or to enter adjacent markets. We review our portfolio and consider the de-emphasis or divestiture of underperforming or non-strategic product lines. During fiscal 2009, we undertook several portfolio initiatives, most notably the acquisitions of VNUS Medical Technologies (VNUS), Bacchus Vascular and Power Medical Interventions, Inc. We also sold our Sleep Diagnostics product line, announced our plan to divest our Sleep Therapy and Oxygen Therapy product lines and exited the SharpSafety business in Europe. We plan to reallocate resources previously used to support these product lines to our faster-growing, higher-margin businesses in which we have or can develop a global competitive advantage. Finally, after the close of the fiscal year, we acquired Aspect Medical Systems, Inc.

Segments

During the fourth quarter of fiscal 2009, we made a number of segment reporting changes to align external reporting with recent changes to our internal reporting structure. We combined our Pharmaceutical Products and Imaging Solutions segments into a single operating segment called Pharmaceuticals. Our pharmaceutical and imaging products businesses both face similar challenges including a lengthy product development cycle and extensive regulation by various agencies, such as the U.S. Food and Drug Administration (FDA). Integrating the management of these businesses further allows us to better utilize internal resources and achieve cost synergies. In addition, we reclassified our SharpSafety and Clinical Care product lines in the United States and Europe from our Medical Devices segment to our Medical Supplies segment, consistent with where management now responsible for their oversight are located. Subsequent to the acquisition of VNUS, we determined that the marketing strategies and sales call points associated with these products are better aligned with the businesses within our Medical Supplies segment. Finally, we reclassified several hernia mechanical devices from our Endomechanical Instruments product line to our Soft Tissue Repair product line, both within the Medical Devices segment, and made several other less significant transfers between product lines and segments. Following these changes, we manage and operate our business through the three segments discussed below.

All periods have been restated for the changes to our segment reporting structure discussed above. Note 20 to our financial statements sets forth certain segment financial data relating to our business.

Medical Devices

With fiscal 2009 net sales of $6.1 billion, our Medical Devices businesses comprise 57% of our net sales. In fiscal 2008 and 2007, net sales totaled $5.9 billion or 57% of our net sales and $5.2 billion or 56% of our net sales, respectively. Our Medical Devices segment develops, manufactures and sells an array of products which we categorize in the following product groups:

- *Endomechanical Instruments*—includes laparoscopic instruments and surgical staplers.
- *Soft Tissue Repair Products*—includes sutures, mesh, biosurgery products and hernia mechanical devices.
- *Energy Devices*—includes vessel sealing, electrosurgical and ablation products and related capital equipment.
- *Oximetry and Monitoring Products*—includes sensors, monitors and temperature management products.
- *Airway and Ventilation Products*—includes airway, ventilator, breathing systems and inhalation therapy products.
- *Vascular Products*—includes vascular therapy and compression products.

We are a leader in innovative wound closure products, advanced surgical devices and electrosurgical systems and continue to focus on bariatric, hernia repair and biosurgery growth initiatives.

- Our Autosuture franchise introduced the world's first practical surgical stapler over 40 years ago and continues to be an innovator in minimally invasive surgery, offering a complete line of surgical stapling and laparoscopic instrumentation. Sales of our stapling products represent 11% of the Company's total net sales in both fiscal 2009 and 2008 and 10% of the Company's net sales in fiscal 2007. Recent product launches include the VersaStep Bladeless Trocar for use in conventional and advanced laparoscopic procedures in general, bariatric, colon and rectal, gynecological and urological surgery; the SILS PORT, a single, flexible port that can be fitted through a small incision in the umbilicus and can accommodate up to three laparoscopic instruments; and the Duet TRS reload which provides preloaded tissue reinforcement on our Endo GIA Universal laparoscopic staplers.
- We remain committed to growing our laparoscopic instruments and stapling business as evidenced by our recent acquisition of Power Medical Interventions, Inc. (PMI), a provider of computer-assisted, power-actuated surgical cutting and stapling products. Through the acquisition of PMI, we hope to establish a technology platform that will advance surgical stapling and instrumentation beyond the capabilities of existing manually operated devices.
- In recent years, we have expanded our offerings of surgical mesh and implant products for hernia repair through our acquisitions of Tissue Science Laboratories plc and Floreane Medical Implants, S.A. and

the acquisition of intellectual property from Sorbx, LLC. In fiscal 2008, we launched the AbsorbaTack absorbable mesh fixation device for hernia repair in the United States and Europe. In fiscal 2009, we launched the Permacol Biological Implant, a biological mesh for hernia and abdominal wall repair and in the United States and Europe, the Parietex ProGrip, a self-gripping, biocompatible solution for inguinal hernias.

- We continue to develop and market a broad line of innovative biosurgery solutions, including internal sealants, topical adhesives and anti-adhesion products, which have applications in many types of surgical procedures. In fiscal 2009, we launched our SprayShield Adhesion Barrier System throughout Europe and in November 2009 we launched our DuraSeal spine sealant in the United States.
- We recently announced the global launch of the V-Loc™ absorbable wound closure device, a device that enables surgeons to close dermal wounds without tying knots.
- Our Valleylab franchise has been a leader in electrosurgery systems for over 40 years, offering products such as the ForceTriad tissue fusing and electrosurgery system, the LigaSure Vessel Sealing System, the Cool-tip Radiofrequency Ablation System, the Evident microwave ablation system, and LigaSure Advance, a multifunctional laparoscopic instrument for use with the ForceTriad. We are the only company that offers both microwave and radiofrequency ablation systems globally and in fiscal 2009, our Evident microwave ablation system became the first product approved by the FDA for use in the ablation of nonresectable liver tumors. In addition, in fiscal 2009, we globally launched our RapidVac Smoke Evacuator System, a device that filters airborne contaminants from the operating room environment.

We offer an extensive line of products used to monitor, diagnose and treat respiratory disease and are focused on strengthening our competitive position in these areas.

- Through our Nellcor brand we pioneered pulse oximetry, and we continue to be a leader in this field. In fiscal 2008, we acquired technology assets from CardioDigital Inc., a company specializing in the development of advanced signal processing techniques for patient monitoring. This technology complemented our Nellcor pulse oximetry platform and strengthened our patient monitoring business. In fiscal 2009, we launched our Alarm Management System for the Nellcor OxiMax pulse oximeter.
- In November 2009, we acquired Aspect Medical Systems, Inc., a provider of brain monitoring technology.
- We are a leader in the field of airway management with our comprehensive line of Mallinckrodt endotracheal tubes and Shiley tracheostomy tubes. We recently introduced the Mallinckrodt TaperGuard Evac endotracheal tube and the Mallinckrodt SealGuard Evac endotracheal tube, which reduces the incidence of Ventilator-Associated Pneumonia (VAP).
- Our Puritan Bennett brand is a leader in the field of high-acuity ventilators. The continuing development of Puritan Bennett products ranges from the introduction of the first modern mechanical ventilator 40 years ago to our acquisition of Airox S.A., a developer of non-invasive home care ventilator systems. We are committed to expanding our ventilation platform and in fiscal 2009 launched a Puritan Bennett portable home care ventilator.

Kendall's innovative SCD Vascular Compression System and T.E.D. Anti-Embolism Stockings set the standard for the mechanical prevention of deep vein thrombosis, a potentially fatal condition. Both continue to be leaders in this field. We are committed to building our vascular compression and dialysis businesses, with a particular focus on the venous system, a market which we believe is currently underserved. Our recent acquisitions of Bacchus Vascular, a medical device company dedicated to the treatment of peripheral vascular disease, and VNUS Medical Technologies, Inc., a developer of medical devices for minimally invasive treatment of venous reflux disease, have expanded our vascular product line.

Products offered by our Medical Devices segment are used primarily by hospitals and ambulatory care centers, although alternate site healthcare providers, such as physician offices and homecare represent an increasing share of our customers. We market our products through our direct sales force and third-party distributors primarily to physicians, nurses, materials managers, group purchase organizations (GPOs) and governmental healthcare authorities.

Pharmaceuticals

With fiscal 2009 net sales of $2.9 billion, our Pharmaceuticals businesses comprise 27% of our net sales. In 2008 and 2007, net sales totaled $2.7 billion or 26% of our net sales and $2.4 billion or 26% of our net sales, respectively. Our Pharmaceuticals segment develops, manufactures and distributes the following products:

- *Specialty Pharmaceuticals*—delivers branded and generic pharmaceuticals, including pain and addiction treatment products.
- *Active Pharmaceutical Ingredients (API)*—is a producer of medicinal narcotics and acetaminophen, and is a supplier of other active pharmaceutical ingredients, including peptides, generic APIs, stearates and phosphates to the pharmaceutical industry.
- *Specialty Chemicals*—manufactures high purity chemicals and related products.
- *Contrast Products*—includes contrast delivery systems and contrast agents.
- *Radiopharmaceuticals*—includes radioactive isotopes and associated pharmaceuticals used for the diagnosis and treatment of disease.

Specialty Pharmaceuticals manufactures, packages and distributes prescription pharmaceuticals. In fiscal 2008, Specialty Pharmaceuticals received approval from the FDA to market oxycodone hydrochloride extended-release tablets and entered into a license agreement which allowed us to sell limited quantities of these tablets for a limited period of time ending in 2009. In addition, in fiscal 2008, Specialty Pharmaceuticals launched TussiCaps(R) extended-release capsules, the first hydrocodone antitussive oral capsule to provide cough suppression for up to 12 hours.

Building on more than a century of pain treatment experience, we are focused on providing patients with access to advanced medications that expand the limits of pain therapy by combining proven drugs with innovative delivery systems. To help us achieve this goal, in fiscal 2009, we licensed worldwide rights to utilize Depomed Inc.'s gastric retentive drug delivery technology for the development of four products. In addition, to expand our entry into the branded pain management market, we recently entered into a license agreement with Nuvo Research, Inc., a Canadian drug development company. This licensing agreement grants us commercial rights to market and distribute Pennsaid Lotion and Pennsaid Gel, topical pain management product candidates for the treatment of osteoarthritis. Pennsaid Lotion was approved by the FDA in November 2009, while Pennsaid Gel remains in development. To further expand our presence in the branded pain management market, we recently entered into a licensing agreement with a subsidiary of Neuromed Pharmaceutical Ltd., which grants us commercial rights to market and distribute in the United States another pain management drug candidate, EXALGO (hydromorphone HCL extended release). In addition, we recently received FDA approval for our oral transmucosal fentanyl citrate product, an opioid analgesic for management of pain in certain cancer patients. Our goals are to accelerate our innovation cycles, build a product pipeline that will drive growth over time and maintain our quality standards.

We are the world's largest manufacturer of acetaminophen and one of the largest manufacturers of medicinal narcotics. Many of the most widely used analgesics in the United States contain active pharmaceutical ingredients from Mallinckrodt Pharmaceuticals. Our Mallinckrodt Baker and J.T. Baker lines of specialty chemicals are widely used in research and quality control laboratories, microelectronics, environmental testing laboratories, universities and for manufacturing in the pharmaceutical, biotechnology and other industrial markets.

Our imaging products are designed to enhance the quality of images obtained through computed tomography (CT) scans, x-ray, magnetic resonance (MR) and nuclear medicine procedures to improve the detection and diagnosis of disease. Some of our key products include Optiray non-ionic x-ray contrast agent, OptiMARK magnetic resonance imaging agent, OctreoScan, a nuclear medicine imaging agent for cancer, Optistar Elite contrast delivery system used for MR scans, and the OptiVantage contrast delivery system which incorporates radio-frequency identification (RFID) technology to help reduce the risk of potentially life-threatening medical errors and infections during CT scan procedures. In addition, in fiscal 2008 we began the launch of a sestamibi-based contrast agent for cardiological procedures. We have continued to execute this product launch, most recently in Canada. We estimate that we manufacture approximately one-half of all technetium generators sold in the United States. These generators supply the critical technetium isotope, which is utilized in over 80% of all U.S. nuclear medicine diagnostic procedures.

We market our imaging products primarily to physicians, technologists and purchasing administrators at hospitals, imaging centers, cardiology clinics and radiopharmacies. We also operate our own network of 37 radiopharmacies, which provides a distribution channel for services such as real-time delivery of nuclear medicine unit doses.

Medical Supplies

With fiscal 2009 net sales of $1.7 billion, our Medical Supplies businesses comprise 16% of our net sales. In 2008 and 2007, net sales totaled $1.8 billion or 17% of our net sales and $1.7 billion or 18% of our net sales, respectively. Our Medical Supplies segment develops, manufactures and distributes the following products within the United States and Europe:

- *Nursing Care Products*—includes incontinence, woundcare, enteral feeding, urology and suction products.
- *Medical Surgical Products*—includes operating room supply products and related accessories, electrodes, thermometry and chart paper product lines.
- *SharpSafety Products*—includes needles, syringes and sharps disposal products.
- *Original Equipment Manufacturer Products (OEM)*—includes various medical supplies, such as needles and syringes, for a number of leading medical device companies.

For over 100 years, the Kendall brand has been a leader in the field of wound care with its Curity and Kerlix gauze and bandages. Our Kangaroo brand is a leading brand in enteral feeding systems. Our Devon brand is a leading brand in operating room kits and accessories. Under our Medi-Trace brand, we offer a comprehensive line of monitoring, diagnostic and defibrillation electrodes. Our SharpSafety line of needles, syringes and sharps disposal systems is focused on offering products that minimize the risk of needle stick incidents, which threaten the safety of clinicians. Our products are marketed through a combination of direct sales representatives and third-party distributors, primarily to materials managers, GPOs and integrated delivery networks (IDNs), and are used primarily in hospitals, surgi-centers and alternate care facilities.

Customers

Our customers include hospitals, surgi-centers, alternate site facilities including long-term care facilities and imaging centers, and drug manufacturers throughout the world. We often negotiate with GPOs and IDNs, which enter into supply contracts for the benefit of their member facilities. We serve customers in over 140 countries and we maintain a strong local presence in each of the geographic areas in which we operate.

Sales to one of our distributors, which supplies products from all of our segments to many end users, represented 10% of net sales in fiscal 2009. No other customer represented 10% or more of our total net sales in fiscal 2009, 2008 or 2007.

Our net sales by geographic area are set forth below:

(Dollars in Millions)	Fiscal Years		
	2009	2008	2007
United States	$ 6,170	$ 5,713	$5,400
Other Americas	560	586	490
Europe	2,579	2,823	2,385
Asia—Pacific	1,368	1,236	1,042
	$10,677	$10,358	$9,317

Intellectual Property

Patents, trademarks and other proprietary rights are very important to our business. We also rely upon trade secrets, manufacturing know-how, technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property owned by others.

We hold 10,000 patents and have over 8,000 patent applications pending in the United States and in certain other countries that relate to aspects of the technology used in many of our products. We do not consider our business to be materially dependent upon any individual patent.

Research and Development

We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products, and to expand the applications for our products. Our research and development efforts include internal initiatives and those that use licensed or acquired technology. We are focused on developing technologies that will provide patients and healthcare providers with solutions that meet their clinical needs in treating medical conditions through less invasive procedures and in a cost-effective manner. Our research and development expenditures were $438 million, $350 million and $267 million in fiscal 2009, 2008 and 2007, respectively.

We evaluate for possible investment or acquisition, developing technologies in areas where we have technological or marketing expertise. We intend to continue to invest in research and development and focus our internal and external investments in fields that we believe will offer the greatest potential for near and long-term growth. We are committed to investing in pharmaceutical pain management products and products that have a demonstrable clinical impact and value to the healthcare system. In addition, we plan to invest in areas in which we can benefit from our core competencies and global infrastructure.

Governmental Regulation and Supervision

We face comprehensive governmental regulation both within and outside the United States relating to the development, manufacture, sale and distribution of our products. A number of factors substantially increase the time, difficulty and costs incurred in obtaining and maintaining the approval to market newly developed and existing products. These include detailed inspection of and controls over research and laboratory procedures, clinical investigations, manufacturing, narcotic licensing, marketing, sampling, distribution, recordkeeping, storage and disposal practices and various post-market requirements. Governmental regulatory actions can result in the seizure or recall of products, suspension or revocation of the authority necessary for their production and sale, and civil or criminal sanctions.

Medical device and drug laws also are in effect in many of the non-U.S. markets in which we conduct business. These laws range from comprehensive device and drug approval requirements to requests for product data or certifications. In addition, inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, are components of most of these regulatory systems. Most of our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation.

The exercise of broad regulatory powers by the FDA continues to result in increases in the amount of testing and documentation required for approval or clearance of new drugs and devices, all of which add to the expense of product introduction. Similar trends also are evident in major non-U.S. markets, including the European Union, China and Japan. Certain areas of our business are subject to additional oversight by the U.S. Drug Enforcement Administration (DEA) (for example, our pain management pharmaceutical products) or the Nuclear Regulatory Commission (for example, our radiopharmaceutical products).

We have systems to support compliance with U.S. and non-U.S. regulatory requirements. Our facilities developing, manufacturing, servicing or distributing medical devices or drugs follow programs and procedures to help ensure compliance with current good manufacturing practices and quality system requirements.

We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Healthcare costs continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. Recently, in the United States, particular attention has been focused on drug and medical device prices and profits, and on programs that encourage doctors to write prescriptions for particular drugs or recommend, use or purchase particular medical devices. Payers have become more influential in the marketplace and increasingly are focused on drug and medical device pricing, appropriate drug and medical device utilization and the quality and costs of healthcare. The Medicare Prescription Drug, Improvement and Modernization Act, enacted in 2003, also has increased attention on drug and device pricing. Violations of these frauds and abuse-related laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid and health programs outside the United States.

We are also subject to the U.S. Foreign Corrupt Practices Act (FCPA) and similar worldwide anti-bribery laws in non-U.S. jurisdictions which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees or agents.

Raw Materials

We use a wide variety of resin, pulp, plastics, textiles and electrical components for production of our products. We purchase these materials from external suppliers, some of which are single-source. We also purchase raw materials used in the bulk pharmaceutical business from non-U.S. governments and suppliers that meet U.S. State Department requirements. We purchase materials from selected suppliers based on quality assurance, cost effectiveness or constraints resulting from regulatory requirements and work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability.

Long-lived Assets

Our long-lived assets by geographic area are set forth below:

(Dollars in Millions)	Fiscal Years		
	2009	2008	2007
United States	$2,074	$1,980	$1,890
Other Americas	147	164	160
Europe	426	435	425
Asia—Pacific	130	114	105
	$2,777	$2,693	$2,580

Manufacturing

We have 58 manufacturing sites located throughout the world that handle production, assembly, quality assurance testing, packaging and sterilization of our products. Our major centers of manufacturing output include sites in the following countries (with the number of sites in parentheses):

Americas	Europe	Asia—Pacific
United States (27)	Germany (2)	China (1)
Canada (2)	United Kingdom (3)	Japan (1)
Mexico (6)	Netherlands (2)	Thailand (1)
Dominican Republic (1)	France (4)	Malaysia (1)
Brazil (1)	Italy (1)	
Puerto Rico (1)	Ireland (4)	

We estimate that our manufacturing production by region in fiscal 2009 (as measured by cost of production) was approximately: Americas—82%, Europe/Middle East/Africa—14% and Asia—Pacific—4%. We expect that manufacturing production will continue to increase in the Asia/Pacific region as a proportion of total manufacturing, as the Asia—Pacific region continues to experience strong growth and we continue to implement low-cost manufacturing initiatives.

Sales, Marketing and Distribution

We have a sales force strategically located in markets throughout the world, with a direct sales presence in over 55 countries. We also utilize third-party distributors.

We maintain distribution centers in over 25 countries. Products generally are delivered to these distribution centers from our manufacturing facilities and then subsequently delivered to the customer. In some instances product, such as nuclear medicine, is delivered directly from our manufacturing facility to the customer. We contract with a wide range of transport providers to deliver our products by road, rail, sea and air.

Upon separation from Tyco International, we undertook a reorganization which gave management teams responsibility for particular products on a worldwide basis. Prior to this reorganization, our businesses generally had been managed outside of the United States on a territorial basis, with management responsible for virtually all product sales within certain regions or countries. We believe that globalization of our product lines enables us to drive sales growth effectively, particularly in new or developing markets.

We have a well-trained, experienced sales force with a significant presence in all major markets. Our sales force is focused on understanding and addressing the needs of our customers.

Competition

We participate in medical device, pharmaceutical and other healthcare product markets around the world. These global markets are characterized by continuous change resulting from technological innovations. Our market position depends on our ability to develop and commercialize products that meet clinician needs, while offering reliable product quality, cost-effectiveness and dependable service. Our competitors range from large manufacturers with multiple business lines, including Johnson & Johnson, Becton Dickinson and C.R. Bard, among others, to smaller manufacturers with more limited product selection.

Medical Devices. The medical devices market is highly fragmented and competitive. According to the International Trade Administration, there are approximately 8,000 companies in the United States operating in the medical devices market. There is no single company, however, that competes with us over the full breadth of products offered by our Medical Devices segment. Our competitors include diversified healthcare companies, such as Johnson & Johnson and C.R. Bard, and other companies that are more focused on specific fields, such as ConMed.

Pharmaceuticals. Major competitors of our active ingredients product line include Johnson & Johnson, Siegfried and Johnson Matthey, and major competitors of our specialty pharmaceutical product line include Teva, Mylan and Watson. Although competition is steadily increasing and we expect new entrants into this market, we believe our ability to meet strict production and licensing requirements for controlled substances will enable us to compete effectively. Our secure sources of raw opiate material, manufacturing capabilities, comprehensive generic pain management offering and established relationships with retail pharmacies enable us to compete effectively against larger generics manufacturers such as Teva and Watson. In addition, we believe that our experience with the FDA and DEA provides us the knowledge to successfully operate in this regulatory environment.

Our main competitors of our contrast and nuclear medicine products include Schering AG and its U.S. affiliate Berlex, Bracco for contrast agents, and Lantheus Medical Imaging for nuclear medicine cardiology agents. Cardinal Health is the main competitor to our radiopharmacy network. Unlike most of our competition, we offer a full line of contrast agents, contrast delivery systems and radiopharmaceuticals. Our broad product portfolio allows us to be a complete source for all imaging agent needs.

Medical Supplies. The markets in which our Medical Supplies segment participates are characterized by intense competition. While customers may choose our products based on reputation for quality, they may turn to products from low-cost suppliers. Our Medical Supplies segment competes against branded products offered by Becton Dickinson, 3M, ConMed, CareFusion and First Quality, as well as private-label products provided by low-cost suppliers, such as Cardinal Health and Medline.

Environmental

We are subject to various federal, state and local environmental protection and health and safety laws and regulations both within and outside the United States. Our operations, like those of other medical product companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. We cannot assure you that we have been or will be in compliance with environmental and health and safety laws at all times. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators. We believe that our operations currently comply in all material respects with applicable environmental laws and regulations.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at such formerly owned or operated properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

In addition, from time to time, we have received notification from the U.S. Environmental Protection Agency (EPA) and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require investigation, cleanup and other possible remedial actions. These agencies may require that we reimburse the government or otherwise pay for the cost of investigation and cleanup of those sites and for compensation for damage to natural resources. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. These projects relate to a variety of activities, including decontamination and decommissioning of radioactive materials, solvents, metals and other hazardous substances. These projects involve both investigation and remediation expenses and capital expenditures.

We provide for expenses associated with environmental remediation obligations once we determine that a potential environmental liability at a particular site is probable and the amount can be reasonably estimated. We regularly assess current information and developments as the investigations and remediation proceed and adjust accruals, as necessary, to provide for the expected impact of these environmental matters.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information and applicable laws, we believe that it is probable that we will incur investigation and remedial costs, including asset retirement obligations, of approximately $314 million, of which $19 million is included in accrued and other current liabilities and $295 million is included in other liabilities on our balance sheet at September 25, 2009. All accruals have been recorded without giving effect to any possible future insurance proceeds.

Environmental laws are complex, change frequently and have become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with these laws and to address liabilities arising from past or future releases of, or exposures to, hazardous substances, we cannot assure you that our costs of complying with current or future environmental protection, health and safety laws will not exceed our estimates or adversely affect our results of operations and financial condition. Further, we cannot assure you that we will not be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities. While it is not feasible to predict the outcome of all pending environmental matters, it is reasonably probable that there will be a need for future provisions for environmental costs that, in management's opinion, are not likely to have a material effect on our financial condition, but could be material to the results of operations in any one accounting period.

Employees

At September 25, 2009, we had approximately 41,800 employees.

Available Information

Covidien is required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Investors may read and copy any document that Covidien files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access Covidien's SEC filings.

Our Internet website is *www.covidien.com*. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. In addition, we have posted the charters for our Audit Committee,

Compensation and Human Resources Committee, Nominating and Governance Committee and Compliance Committee, as well as the Memorandum and Articles of Association and Guide to Business Conduct, under the heading "Corporate Governance" in the Investor Relations section of our website. These charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to shareholders upon request.

Item 1A. Risk Factors

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business, operations, financial condition and liquidity.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industries in which we operate.

We may be unable to effectively introduce and market new products or may fail to keep pace with advances in technology.

The healthcare industry is characterized by continuous technological change, resulting in changing customer preferences and requirements. The success of our business depends on our ability to introduce new products and adapt to these changing technologies and customer demands. The success of new product development depends on many factors, including our ability to anticipate and satisfy customer needs, obtain regulatory and reimbursement approvals on a timely basis, develop and manufacture products in a cost-effective and timely manner, maintain advantageous positions with respect to intellectual property and differentiate our products from those of our competitors. To compete successfully in the marketplace, we must make substantial investments in new product development whether internally or externally through licensing or acquisitions. Our failure to introduce new and innovative products in a timely manner would have an adverse effect on our business, results of operations, financial condition and cash flows.

Even if we are able to develop, manufacture and obtain regulatory and reimbursement approvals for our new products, the success of those products depends on market acceptance. Market acceptance for our new products could be affected by several factors, including:

- the availability of alternative products from our competitors;
- the price of our products relative to that of our competitors;
- the timing of our market entry; and
- our ability to market and distribute our products effectively.

Sales of our products are affected by the reimbursement practices of a small number of large public and private insurers.

Sales of our products depend, in part, on the extent to which the costs of our products are reimbursed by governmental health administration authorities, private health coverage insurers and other third-party payors. Our potential customers' ability to obtain appropriate reimbursement for products and services from these third-party payors affects the selection of products they purchase and the prices they are willing to pay. In addition, demand for new products may be limited unless we obtain reimbursement approval from governmental and private third-party payors prior to introduction. Reimbursement criteria vary by country, are becoming increasingly stringent and require management expertise and significant attention to obtain and maintain qualification for reimbursement.

Major third-party payors for healthcare services both within and outside of the United States continue to work to contain costs through, among other things, the introduction of cost containment incentives and closer scrutiny of healthcare expenditures. Recently, President Obama and members of Congress have proposed significant reforms to the U.S. healthcare system. The Obama administration's fiscal year 2010 budget included proposals to limit Medicare payments, reduce drug spending and increase taxes. In addition, members of Congress have proposed a single-payer healthcare system, a government health insurance option to compete with private plans and other expanded public healthcare measures. We cannot predict what healthcare initiatives, if any, will be implemented, or the effect any future legislation or regulation will have on us. However, the implementation of healthcare reforms both within and outside of the United States may reduce the level at which reimbursement is provided and adversely affect demand for and profitability of our products. Legislative or administrative reforms to U.S. or non-U.S. reimbursement practices that significantly reduce or deny reimbursement for treatments using our products could adversely affect the acceptance of our products and the prices for which our customers are willing to pay and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If certain proposed healthcare reform legislative proposals are enacted into law, our business, financial condition, results of operations and cash flows could be significantly and adversely affected.

In October 2009, both the U.S. Senate and House of Representatives released draft healthcare reform legislation that includes provisions that would impose a fee or excise tax on certain medical devices. The proposals, as currently drafted, would apply to certain of our medical device and supply products. Many details of the proposals remain uncertain, and any healthcare reform legislation must still be enacted by both Houses of Congress and signed by the President. If either of these medical device proposals is enacted into law, our results of operations could be materially and adversely affected.

Cost-containment efforts of our customers, purchasing groups, third-party payors and governmental organizations could adversely affect our sales and profitability.

Many existing and potential customers for our products within the United States have become members of GPOs and IDNs, in an effort to reduce costs. GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. Bids are generally solicited from multiple manufacturers with the intention of driving down pricing. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain or maintain contract positions with major GPOs and IDNs across our product portfolio.

Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability.

While having a contract with a GPO or IDN for a given product category can facilitate sales to members of that GPO or IDN, such contract position can offer no assurance that sales volumes of those products will be maintained. GPOs and IDNs increasingly are awarding contracts to multiple suppliers for the same product category. Even when we are the sole contracted supplier of a GPO or IDN for a certain product category, members of the GPO or IDN generally are free to purchase from other suppliers. Furthermore, GPO and IDN contracts typically are terminable without cause upon 60 to 90 days' notice. Accordingly, although we have multiple contracts with many major GPOs and IDNs, the members of such groups may choose to purchase from our competitors due to the price or quality offered by such competitors, which could result in a decline in our sales and profitability.

Distributors of our products also have begun to negotiate terms of sale more aggressively to increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing and other terms of sale could cause us to lose market share and would adversely affect our business, results of operations, financial condition and cash flows.

Outside the United States, we have experienced pricing pressure from centralized governmental healthcare authorities and increased efforts by such authorities to lower healthcare costs. We frequently are required to engage in competitive bidding for the sale of our products to governmental purchasing agents. Our failure to offer acceptable prices to these customers could adversely affect our sales and profitability in these markets.

We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

We rely on a combination of patents, trademarks, trade secrets and nondisclosure agreements to protect our proprietary intellectual property. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot assure you that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We operate in an industry characterized by extensive patent litigation. Patent litigation is costly to defend and can result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or force us to make significant royalty payments in order to continue selling the affected products. At any given time, we are involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. We can expect to face additional claims of patent infringement in the future. A successful claim of patent or other intellectual property infringement against us could adversely affect our business, results of operations, financial condition and cash flows.

We are subject to complex and costly regulation.

Our products are subject to regulation by the FDA and other national, supranational, federal and state governmental authorities. It can be costly and time-consuming to obtain regulatory approvals to market a medical device or pharmaceutical product. Approvals might not be granted for new devices or drugs on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. Our failure to maintain approvals or obtain approval for new products could adversely affect our business, results of operations, financial condition and cash flows.

We also rely on licenses from the DEA to purchase raw materials used in many of our pharmaceutical products and to manufacture and distribute such products. Our failure to maintain these licenses could adversely affect our pharmaceuticals business.

In addition, we are subject to regulations covering manufacturing practices, product labeling and advertising and adverse-event reporting that apply after we have obtained approval to sell a product. Many of our facilities and procedures and those of our suppliers are subject to ongoing oversight, including periodic inspection by governmental authorities. Compliance with production, safety, quality control and quality assurance regulations is costly and time-consuming.

Our manufacturing facilities and those of our suppliers could be subject to significant adverse regulatory actions in the future. These actions could include warning letters, fines, injunctions, civil penalties, recalls, seizures of our products and criminal prosecution. Possible consequences of such actions could include:

- substantial modifications to our business practices and operations;
- a total or partial shutdown of production in one or more of our facilities while we remediate the alleged violation;
- the inability to obtain future pre-market clearances or approvals; and
- withdrawals or suspensions of current products from the market.

Any of these events, in combination or individually, could disrupt our business and adversely affect our business, results of operations, financial condition and cash flows.

The manufacture of our products is highly exacting and complex, and our business could suffer if we or our suppliers encounter manufacturing problems.

The manufacture of our products is highly exacting and complex, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons including equipment malfunction, failure to follow specific protocols and procedures, defective raw materials and environmental factors. If problems arise during the production of a batch of product, that entire batch of product may have to be discarded. These problems could lead to increased costs, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other products. If problems are not discovered before the product is released to the market, we also could incur recall and product liability costs. Significant manufacturing problems could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Defects or failures associated with our products could lead to recalls or safety alerts and negative publicity.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall of, or issuance of a safety alert relating to, our products and result in significant costs and negative publicity. Due to the strong name recognition of our brands, an adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our applications for new product approvals. We also may undertake voluntarily to recall products or temporarily shut down production lines based on internal safety and quality monitoring and testing data. Any of the foregoing problems could disrupt our business and have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may incur product liability losses and other litigation liability.

In the ordinary course of business, we are subject to product liability claims and lawsuits, including potential class actions, alleging that our products have resulted or could result in an unsafe condition or injury. Any product liability claim brought against us, with or without merit, could be costly to defend and could result in an increase of our insurance premiums. Some claims brought against us might not be covered by our insurance policies. In addition, we have significant self-insured retention amounts which we would have to pay in full before obtaining any insurance proceeds to satisfy a judgment or settlement. Furthermore, even where the claim is covered by our insurance, our insurance coverage might be inadequate and we would have to pay the amount of any settlement or judgment that is in excess of our policy limits. We may not be able to obtain insurance on terms acceptable to us or at all since insurance varies in cost and can be difficult to obtain. Our failure to maintain adequate insurance coverage or successfully defend against product liability claims could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to antitrust claims and lawsuits in which competitors allege that we use our market position to exclude competitors from certain markets and to prevent customers from purchasing the competitors' products. We also are subject to consumer antitrust class action lawsuits in which the putative class representatives, on behalf of themselves and other customers, seek to recover overcharges they allege that they paid for certain products. Any antitrust claim brought against us, with or without merit, could be costly to defend and could result in significant damages against us.

An interruption in our ability to manufacture our products or an inability to obtain key components or raw materials may adversely affect our business.

Many of our key products are manufactured at single locations, with limited alternate facilities. If an event occurs that results in damage to one or more of our facilities, we may be unable to manufacture the relevant products at previous levels or at all. In addition, for reasons of quality assurance or cost effectiveness, we purchase certain components and raw materials from sole suppliers. Due to the stringent regulations and requirements of the FDA and other similar non-U.S. regulatory agencies regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may experience higher costs to produce our products as a result of changes in prices for oil, gas and other commodities.

We use resins, other petroleum-based materials and pulp as raw materials in many of our products. Prices of oil and gas also significantly affect our costs for freight and utilities. Oil, gas and pulp prices are volatile and may increase, resulting in higher costs to produce and distribute our products. Due to the highly competitive nature of the healthcare industry and the cost-containment efforts of our customers and third party payors, we may be unable to pass along cost increases through higher prices. If we are unable fully to recover these costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability and our business, results of operations, financial condition and cash flows could be materially and adversely affected.

Divestitures of some of our businesses or product lines may materially adversely affect our business, results of operations and financial condition.

We continue to evaluate the performance of all of our businesses and may sell a business or product line. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our business, results of operations and financial condition. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business and the potential loss of key employees. We may not be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

We may not be successful in our strategic acquisitions of, investments in or alliances with other companies and businesses, and acquisitions could require us to issue additional debt or equity.

We may pursue acquisitions of complementary businesses, technology licensing arrangements and strategic alliances to expand our product offerings and geographic presence as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition, license arrangement or strategic alliance. Other companies may compete with us for these strategic opportunities. Even if we are successful in making an acquisition, the products and technologies that we acquire may not be successful or may require significantly greater resources and investments than we originally anticipated. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges. These effects, individually or in the aggregate, could cause a deterioration of our credit rating and result in increased borrowing costs and interest expense. We could experience difficulties in integrating geographically separated organizations, systems and facilities, and personnel with diverse backgrounds. Integration of an acquired business also may require management resources that otherwise would be available for development of our existing business. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

In connection with acquisitions, we may incur or assume significant debt and unknown or contingent liabilities, such as environmental remediation expense, products liability, patent infringement claims or other unknown liabilities. Financing for acquisitions could decrease our ratio of earnings to fixed charges and adversely affect our borrowing capacity. Furthermore, acquisition financing may not be available to us on acceptable terms if and when required. If we were to undertake an acquisition by issuing equity securities, the acquisition could have a dilutive effect on the interests of the holders of our shares.

We face significant competition and may not be able to compete effectively.

We compete with many companies ranging from other multinationals to start-up companies. Competition takes many forms, including price reductions on products that are comparable to our own, development of new products that are more cost-effective or have superior performance than our current products, and the introduction of generic versions when our proprietary products lose their patent protection. Our current or future products could be rendered obsolete or uneconomic as a result of this competition. Our failure to compete effectively could cause us to lose market share to our competitors and have a material adverse effect on our business, results of operations, financial condition and cash flows.

We also face competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property. In addition, academic institutions, governmental agencies and other public and private research organizations also may conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring necessary product technologies.

We are subject to risks associated with doing business outside of the United States.

Our operations outside of the United States are subject to risks that are inherent in conducting business under non-U.S. laws, regulations and customs. Sales outside of the United States made up approximately 42% of our net sales in fiscal 2009 and we expect that non-U.S. sales will contribute significantly to future growth. The risks associated with our operations outside the United States include:

- changes in non-U.S. medical reimbursement policies and programs;
- multiple non-U.S. regulatory requirements that are subject to change and that could restrict our ability to manufacture and sell our products;
- possible failure to comply with anti-bribery laws such as the FCPA and similar anti-bribery laws in other jurisdictions;

- different local product preferences and product requirements;
- trade protection measures and import or export licensing requirements;
- difficulty in establishing, staffing and managing non-U.S. operations;
- different labor regulations;
- changes in environmental, health and safety laws;
- potentially negative consequences from changes in or interpretations of tax laws;
- political instability and actual or anticipated military or political conflicts;
- economic instability and inflation, recession or interest rate fluctuations; and
- minimal or diminished protection of intellectual property in some countries.

These risks, individually or in aggregate, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Foreign currency exchange rates may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. Approximately 42% of our net sales for fiscal 2009 were derived from sales in non-U.S. markets, and we expect sales from non-U.S. markets to continue to represent a significant portion of our net sales. Therefore, if the U.S. dollar strengthens in relation to the currencies of other countries where we sell our products, such as the euro, our U.S. dollar reported revenue and income will decrease. Changes in the relative values of currencies occur regularly and, in some instances, may have a significant effect on our operating results.

Most of our customer relationships outside of the United States are with governmental entities and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws in non-U.S. jurisdictions.

The FCPA and similar worldwide anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. As noted in the Legal Proceedings discussion in Part I, Item 3 of this annual report, we and Tyco International have disclosed to the Department of Justice (DOJ) and SEC potential non-compliance with the FCPA, including by subsidiaries which are now a part of Covidien. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, financial condition and cash flows.

We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid and health programs outside the United States. These laws and regulations are wide ranging and subject to changing interpretation and application, which could restrict our sales or marketing practices. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous federal, state, local and non-U.S. environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment;
- investigation and remediation of hazardous substances or materials at various sites; and
- the health and safety of our employees.

We may not have been, or we may not at all times be, in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators. Environmental laws outside of the United States are becoming more stringent resulting in increased costs and compliance burdens.

Certain environmental laws assess liability on current or previous owners or operators of real property for the costs of investigation, removal or remediation of hazardous substances or materials at their properties or at properties at which they have disposed of hazardous substances. Liability for investigative, removal and remedial costs under certain federal and state laws are retroactive, strict and joint and several. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances. We have received notification from the U.S. Environmental Protection Agency (EPA) and similar state environmental agencies that conditions at a number of formerly owned sites where we and others have disposed of hazardous substances require investigation, cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the costs of investigation and remediation and for natural resource damage claims from such sites.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws, our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances may exceed our estimates or adversely affect our business, results of operations, financial condition and cash flows. We may also be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities.

The volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our business and our ability to access financing.

We have exposure to many different industries and counterparties, including commercial banks, investment banks, customers (which include distributors, governments and healthcare organizations) and customers who are dependent upon governmental entities to provide funding to pay for our products that could experience liquidity issues pending different economic and market environments. Any such issues may impact these parties' ability to fulfill contractual obligations to us or might limit or place burdensome conditions upon future transactions with us. Customers may also reduce spending during times of economic uncertainty, and it is possible that suppliers may be negatively impacted. Decreased consumer spending levels, increased difficulty in collecting accounts receivable and increased pressure on prices for our products and services could all result in decreased revenues and have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, although we intend to finance expansion and renovation projects with existing cash, cash flow from operations and borrowing under our existing commercial paper program or senior credit facility, we may require additional financing to support our continued growth. Uncertainties in the capital and credit markets, however, could limit our access to capital on terms acceptable to us or at all.

Further, general economic conditions could result in severe downward pressure on the stock and credit markets, which could reduce the return available on invested corporate cash, reduce the return on investments under pension plans and thereby potentially increase funding obligations, all of which, if severe and sustained, could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Relating to Our Separation from Tyco International

We are responsible for a portion of Tyco International's contingent and other corporate liabilities.

On June 29, 2007, we entered into a Separation and Distribution Agreement and a Tax Sharing Agreement with Tyco International and Tyco Electronics. Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Tyco International and Tyco Electronics have agreed to assume and be responsible for 42%, 27% and 31%, respectively, of certain of Tyco International's contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities are shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation, any actions with respect to the separation plan or the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders brought by any third party and tax liabilities for periods prior to and including the distribution date, June 29, 2007. For more information on the contingent tax liabilities, see the risk factors relating to such liabilities below. Contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which are allocated 100% to the relevant company.

If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

An adverse outcome of unresolved liabilities for which we will assume joint and several liability under the Separation and Distribution Agreement could be material with respect to our results of operations and cash flows in any given reporting period. Furthermore, Tyco International has the right to control the defense and settlement of outstanding litigation, subject to certain limitations. The timing, nature and amount of any settlement may not be in our best interests. Also, in the event of any subsequent settlement, we may have limited notice before we would be required to pay our portion of the settlement amount.

We share responsibility for certain of our, Tyco International's and Tyco Electronics' income tax liabilities for tax periods prior to and including June 29, 2007.

Under the Tax Sharing Agreement, we share responsibility for certain of our, Tyco International's and Tyco Electronics' income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. More specifically, we, Tyco International and Tyco Electronics share 42%, 27% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Tyco International's and Tyco Electronics' U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the separation. All costs and expenses associated with the management of these shared tax liabilities will be shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula.

All the tax liabilities of Tyco International associated with our businesses became our tax liabilities following the separation. Although we share certain of these tax liabilities with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement, we are primarily liable for all of these liabilities. Accordingly, if Tyco International and Tyco Electronics default on their obligations to us under the Tax Sharing Agreement, we would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and be required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed upon share of our, Tyco International's and Tyco Electronics' tax liabilities.

Our, Tyco International's and Tyco Electronics' income tax returns are periodically examined by various tax authorities. In connection with such examinations, tax authorities, including the U.S. Internal Revenue Service (IRS), have proposed tax adjustments. Tyco International has appealed certain of the proposed tax adjustments and it is our understanding that Tyco International intends to vigorously defend its previously filed tax returns.

We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. We adjust these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, we would incur an additional charge to expense. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities generally would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Under the Tax Sharing Agreement, Tyco International has the right to administer, control and settle all U.S. income tax audits for periods prior to and including June 29, 2007. The timing, nature and amount of any settlement agreed to by Tyco International may not be in our best interests. Moreover, the other parties to the Tax Sharing Agreement will be able to remove Tyco International as the controlling party only under limited circumstances, including a change of control or bankruptcy of Tyco International, or by a majority vote of the parties. All other tax audits will be administered, controlled and settled by the party that would be responsible for paying the tax.

One of our directors may have actual or potential conflicts of interest because of his ongoing employment by Tyco International.

One of our directors, Christopher J. Coughlin, is the Chief Financial Officer of Tyco International, a position that could create, or appear to create, potential conflicts of interest when our and Tyco International's management and directors face decisions that could have different implications for us or Tyco International. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Tyco International regarding the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. In addition, Tyco International manages the ongoing shareholder litigation, subject to certain limitations, and could settle such litigation at a time, on terms or for an amount not in our best interest. Potential conflicts of interest could also arise if we and Tyco International enter into any commercial arrangements with each other in the future. We expect that Mr. Coughlin would recuse himself from any decisions and discussions relating to material matters between us and Tyco International.

If the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

Tyco International has received private letter rulings from the IRS regarding the U.S. federal income tax consequences of the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders, substantially to the effect that the distribution, except for cash received in lieu of a fractional share, of our shares and the Tyco Electronics common shares, will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The private letter rulings also provided that certain internal transactions undertaken in anticipation of the separation would qualify for favorable treatment under the Code. In addition to obtaining the private letter rulings, Tyco International obtained opinions from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution and certain internal transactions. The private letter rulings and the opinions relied on certain facts and assumptions, and certain representations and undertakings, from us, Tyco Electronics and Tyco International regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the IRS could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, Tyco International would recognize a gain in an amount equal to the excess of the fair market value of our shares and Tyco Electronics common shares distributed to Tyco International shareholders on the distribution date over Tyco International's tax basis in such common shares. Such gain, if recognized, generally would not be subject to U.S. federal income tax; however, we would incur significant U.S. federal income tax liabilities if it ultimately is determined that certain internal transactions undertaken in anticipation of the separation should be treated as taxable transactions.

In addition, under the terms of the Tax Sharing Agreement, in the event the distribution or the internal transactions were determined to be taxable and such determination was the result of actions taken after the distribution by us, Tyco International or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on us, Tyco International or Tyco Electronics as a result thereof. If such determination is not the result of actions taken after the distribution by us, Tyco International or Tyco Electronics, then we, Tyco International and Tyco Electronics would be responsible for 42%, 27% and 31%, respectively, of any taxes imposed on us, Tyco International or Tyco Electronics as a result of such determination. Such tax amounts could be significant. In the event that any party to the Tax Sharing Agreement defaults in its obligation to pay distribution taxes to another party that arise as a result of no party's fault, each non-defaulting party would be responsible for an equal amount of the defaulting party's obligation to make a payment to another party in respect of such other party's taxes.

Risks Relating to Our Jurisdiction of Incorporation

Legislative action in the United States could materially and adversely affect us.

Tax-Related Legislation

Legislative action may be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties upon which we rely, which would adversely affect our effective tax rate and/or require us to take further action, at potentially significant expense, to seek to preserve our effective tax rate. In May 2009, President Obama's administration announced proposed future tax legislation that could substantially modify the rules governing the U.S. taxation of certain non-U.S. affiliates. These potential changes include, but are not limited to limiting the deferral of U.S. taxation of certain foreign earnings; and modifying the deductibility or treaty benefit eligibility of payments made to certain non-U.S. related parties under selected U.S. income tax treaties. Many details of the proposal remain unknown, and any legislation enacting such modifications would require Congressional approval. We cannot predict the outcome of any specific legislative proposals. However, if any of these proposals are enacted into law, they could impact our effective tax rate. In addition, if proposals were enacted that had the effect of disregarding the Irish reorganization, limiting our ability as an Irish company to take advantage of tax treaties with the United States, we could incur additional tax expense and/or otherwise incur business detriment.

Legislation Relating to Governmental Contracts

Various U.S. federal and state legislative proposals that would deny governmental contracts to U.S. companies that move their corporate location abroad may affect us. We are unable to predict the likelihood that, or final form in which, any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments and increased regulatory scrutiny may have on our business.

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, Covidien plc is governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of Covidien plc securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

We may not be able to maintain a competitive worldwide effective corporate tax rate.

While we believe that the Irish reorganization should improve our ability to maintain a competitive worldwide effective corporate tax rate, we cannot give any assurance as to what our effective tax rate will be because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of Ireland and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our executive offices in the United States are located in a leased facility in Mansfield, Massachusetts. As of September 25, 2009, we owned or leased a total of 363 facilities in 62 countries. Our owned facilities consist of approximately 12 million square feet, and our leased facilities consist of approximately 7 million square feet. Our 58 manufacturing facilities are located in the United States and in 15 other countries. We believe all of these facilities are well-maintained and suitable for the operations conducted in them.

These facilities are used by the following business segments:

	Number of Facilities
Medical Devices	239
Pharmaceuticals	79
Medical Supplies	36
Corporate	9
Total	363

Item 3. Legal Proceedings

Covidien Legal Proceedings

We are subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements and other commercial disputes. We believe that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information and applicable law, we do not expect that these proceedings will have a material adverse effect on our financial condition. However, one or more of the proceedings could have a material adverse effect on our results of operations or cash flows for a future period. The most significant of these matters are discussed below.

Patent Litigation

We and Applied Medical Resources Corp. are involved in the following patent infringement actions related to trocar products used in minimally invasive surgical procedures:

(1) *Applied Medical Resources Corp. v. United States Surgical* is a patent infringement action that was filed in the United States District Court for the Central District of California on July 31, 2003. U.S. Surgical is one of our subsidiaries. The complaint alleges that U.S. Surgical's Versaseal Plus trocar product infringes Applied Medical's U.S. Patent No. 5,385,553. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. Applied Medical filed a motion for a preliminary injunction, which the district court denied on December 23, 2003. On February 7, 2005, the district court granted U.S. Surgical's motion for summary judgment of non-infringement. Applied Medical appealed the summary judgment ruling. On May 15, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court's grant of summary judgment and remanded the case for further proceedings. On January 9, 2007, the district court entered an order that denied both parties' motions for summary judgment on the grounds that material facts remain in dispute. On February 20, 2008, following a five-week trial, a jury returned a verdict finding that U.S. Surgical's product does not infringe Applied Medical's '553 patent. On April 29, 2008, the district court denied Applied Medical's post-trial motion seeking judgment as a matter of law or, alternatively, a new trial. Following this ruling, Applied Medical appealed to the United States Court of Appeals for the Federal Circuit seeking a new trial. Oral argument in that appeal took place on November 6, 2008. On February 24, 2009, the federal appeals court affirmed the district court's denial of Applied Medical's request for a new trial.

(2) *Tyco Healthcare Group LP v. Applied Medical Resources Corp.* is a patent infringement action that was filed in the United States District Court for the Eastern District of Texas, Lufkin Division on July 19, 2006. The complaint alleges that Applied Medical's "Universal Seal" in its trocar product infringes our U.S. Patent No. 5,304,143, No. 5,685,854, No. 5,542,931, No. 5,603,702 and No. 5,895,377. We are seeking injunctive relief and monetary damages. The parties are in the discovery stage. Trial is scheduled to begin on January 11, 2010.

Becton Dickinson and Company v. Tyco Healthcare Group LP is a patent infringement action that was filed in the United States District Court for the District of Delaware on December 23, 2002. The complaint alleges that our Monoject Magellan safety needle and safety blood collector products infringe Becton Dickinson's U.S. Patent No. 5,348,544. Following trial, on October 26, 2004, the jury returned a verdict finding that we willfully infringed Becton Dickinson's patent and awarded Becton Dickinson $4 million in lost profits damages and reasonable royalty damages. In post-trial proceedings, we filed motions for judgment as a matter of law, or, alternatively, for a new trial. Becton Dickinson filed a post-trial motion for enhanced damages, attorneys' fees, pre-judgment interest and post-judgment interest, and a motion for a permanent injunction. On March 31, 2006, the trial court issued a memorandum and order on the parties' post-trial motions denying our motion for judgment as a matter of law; granting our motion for a new trial on the issue of infringement; and denying Becton Dickinson's motion for enhanced damages, attorneys' fees, pre-judgment interest and post-judgment interest, and a permanent injunction. On November 30, 2007, following the new trial, a jury returned a verdict finding that we infringed Becton Dickinson's patent. Before submitting the case to the jury, the district court granted judgment as a matter of law in our favor finding that we did not willfully infringe Becton Dickinson's patent. We have filed post-trial motions in the district court for judgment as a matter of law or, in the alternative, for a new trial. Becton Dickinson has filed a motion for permanent injunction. On September 11, 2008, the district court denied our motion for a new trial. On October 17, 2008 the district court denied our motion for judgment as a matter of law. On October 29, 2008, the district court awarded Becton Dickinson $58 million in damages and prejudgment interest; ordered a post-verdict accounting for additional damages that have accrued since the trial's conclusion; and ordered a permanent injunction precluding us from selling the Monoject Magellan safety needle products that the jury found to have infringed. The injunction took effect on December 17, 2008. We have appealed to the United States Court of Appeals for the Federal Circuit. We have launched redesigned products that we believe do not infringe Becton Dickinson's patent.

Antitrust Litigation

Masimo Corporation v. Tyco Healthcare Group LP and Mallinckrodt, Inc. was filed on May 22, 2002 in the United States District Court for the Central District of California. Masimo alleged violations of antitrust laws by us in the markets for pulse oximetry products, claiming that we used our market position to prevent hospitals from purchasing Masimo's pulse oximetry products. Masimo sought injunctive relief and monetary damages, including treble damages. Trial in this case began on February 22, 2005. The jury returned its verdict on March 21, 2005, and awarded Masimo $140 million in damages, which are automatically trebled under the antitrust statute to $420 million. On March 22, 2006, the district court issued its memorandum of decision regarding the post-trial motions. In the memorandum, the district court vacated the jury's liability findings on two business practices; affirmed the jury's liability finding on two other business practices; vacated the jury's damage award in its entirety; and ordered a new trial on damages. The district court held the new trial on damages on October 18 and 19, 2006. On January 25, 2007, the district court ordered an additional hearing on the issue of damages, which took place on March 22, 2007. On June 7, 2007, the district court issued its memorandum of decision in the new trial on damages and awarded Masimo $14.5 million in damages. The damages are automatically trebled under the antitrust statute to an award of $43.5 million. On June 29, 2007, the district court entered final judgment awarding Masimo $43.5 million in damages, denying Masimo's demand for a permanent injunction, and retaining jurisdiction to determine the amount of attorney's fees and costs, if any, to be awarded Masimo. On November 5, 2007, the district court issued an order granting Masimo $8.7 million in attorney's fees and costs. Following entry of judgment, both parties appealed to the United States Court of Appeals for the Ninth Circuit. On October 28, 2009, the United States Court of Appeals for the Ninth Circuit rejected the appeals of both parties and affirmed the district court's award of $43.5 million in damages to Masimo and denial of Masimo's demand for permanent injunction. As a result of this ruling, in fiscal 2009, we recorded a charge of $58 million, which includes the damage award, post-judgment interest and Masimo's attorney's fees and costs. This charge was included in selling, general and administrative expenses.

Beginning on August 29, 2005 with *Allied Orthopedic Appliances, Inc. v. Tyco Healthcare Group, L.P., and Mallinckrodt Inc.*, 12 consumer class actions have been filed in the United States District Court for the Central

District of California. In all of the complaints, the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege they paid for pulse oximetry products as a result of anticompetitive conduct by us in violation of the federal antitrust laws. The 12 complaints were subsequently consolidated into a single proceeding styled *In re: Pulse Oximetry Antitrust litigation*. By stipulation among the parties, six putative class representatives dismissed their claims against us, leaving six remaining putative class representatives as plaintiffs in the consolidated proceeding. On December 21, 2007, the district court denied the plaintiffs' motion for class certification. On March 14, 2008, the United States Court of Appeals for the Ninth Circuit denied the plaintiffs' request for leave to appeal the district court's denial of their motion for class certification. On July 9, 2008, the district court granted our motion for summary judgment which resulted in the dismissal of all claims. The plaintiffs have appealed both rulings to the United States Court of Appeals for the Ninth Circuit. Oral argument has been scheduled for December 8, 2009.

Natchitoches Parish Hospital Service District, et al. v. Tyco International, Ltd., et al. is a class action lawsuit filed against us on September 15, 2005 in the United States District Court for the District of Massachusetts. In the complaint, the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege that they and others paid for sharps containers as a result of anticompetitive conduct by us in violation of federal antitrust laws. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. We intend to vigorously defend this action. On August 29, 2008, the district court granted the plaintiffs' motion for class certification. On December 5, 2008, the United States Court of Appeals for the First Circuit denied our request for leave to appeal the district court's granting of the plaintiffs' motion for class certification. Trial is scheduled to begin on December 7, 2009.

Products Liability Litigation

Mallinckrodt Inc., one of our subsidiaries, is one of four manufacturers of gadolinium-based contrast agents involved in litigation alleging that administration of these agents causes development of a recently-identified disease, nephrogenic systemic fibrosis, in a small number of patients with advanced renal impairment. The litigation includes a federal multi-district litigation in the United States District Court for the Northern District of Ohio and cases in various state courts. Generally, complaints allege design and manufacturing defects, failure to warn, breach of warranty, fraud and violations of various state consumer protection laws. We believe that we have meritorious defenses to these complaints and will vigorously defend against them. When appropriate, we settle cases. As of September 25, 2009, there were 66 cases in which the plaintiff has either documented or specifically alleged use of our product, Optimark. The cases are in various stages of the discovery process.

Subpoena

On January 7, 2009, we received a subpoena from the U.S. Attorney's Office for the Northern District of California requesting production of documents related to the sales and marketing of our Tofranil-PM, Restoril™ and Magnacet™ products. We will comply as required by the terms of the subpoena.

Asbestos Matters

Mallinckrodt Inc. is named as a defendant in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims, based principally on allegations of past distribution of products incorporating asbestos. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on Mallinckrodt's property. Each case typically names dozens of corporate defendants in addition to Mallinckrodt. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos.

Our involvement in asbestos cases has been limited because Mallinckrodt did not mine or produce asbestos. Furthermore, in our experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. We have not suffered an adverse verdict in a trial court proceeding related to asbestos claims, and intend to continue to vigorously defend these lawsuits. When appropriate, we settle claims; however, amounts paid to settle and defend all asbestos claims have been immaterial. As of September 25, 2009, there were approximately 10,900 asbestos liability cases pending against Mallinckrodt.

We estimate pending asbestos claims and claims that were incurred but not reported, as well as related insurance recoveries. Our estimate of our liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. We believe that we have adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, we believe that the final outcome of all known and anticipated future claims, after taking into account insurance coverage, will not have a material adverse effect on our results of operations, financial condition or cash flows.

Environmental Proceedings

We are involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites.

Mallinckrodt Appeal to Maine Board of Environmental Protection. One of our subsidiaries, Mallinckrodt LLC, owned and operated a chemical manufacturing facility located in Orrington, Maine from 1967 until 1982. This facility was sold in 1982 to Hanlin Group, Inc., who then sued Mallinckrodt in 1989 alleging that Mallinckrodt had violated various environmental laws during its operation of the facility. These alleged claims were settled in 1991. Under the settlement agreement, Mallinckrodt agreed to pay certain specific costs for the completion of an environmental site investigation required by the EPA and the Maine Department of Environmental Protection (MDEP). Based on the site investigation, Mallinckrodt submitted a Corrective Measures Study (CMS) plan and identified a preferred alternative which was submitted to the EPA and MDEP for approval in 2004. MDEP disagreed with Mallinckrodt's proposed remedial alternative and served a compliance order on Mallinckrodt LLC and United States Surgical Corporation in December 2008. The compliance order included a directive to remove a significant volume of soils at the site. We disagree with this approach and are vigorously challenging both the process of issuing the compliance order and the ultimate remedy selection described in the compliance order.

On December 19, 2008, Mallinckrodt filed an appeal with the Maine Board of Environmental Protection (Maine Board) to challenge the terms of the compliance order. Mallinckrodt, MDEP and the Maine Board have been in preliminary proceedings to address numerous procedural issues. A hearing date has been planned for January 2010. In preparation for the hearing on this matter, we engaged outside consultants to review and assess our existing plan and to assist in the presentation of our case. As a result of this process, during the fourth quarter of fiscal 2009, we revised some of our assumptions regarding remediation options and recorded a charge of $53 million. As of September 25, 2009, we estimate that the cost to comply with these proposed remediation alternatives at this site ranges from approximately $96 million to $198 million, with the high end of the range including the estimated cost to comply fully with the MDEP order. Although there are still significant uncertainties in the outcome of the pending litigation and we continue to disagree with the level of remediation outlined in the MDEP order, this range is included in our estimate of aggregate environmental remedial costs described below.

Maine People's Alliance and Natural Resources Defense Council v. Mallinckrodt. Mallinckrodt has also been involved in a lawsuit since April 2000 filed in the U.S. District Court for the District of Maine by the Natural Resources Defense Council and the Maine People's Alliance. Plaintiffs sought an injunction requiring Mallinckrodt to conduct extensive studies of mercury contamination of the Penobscot River and Bay and options for remediating such contamination, and to perform appropriate remedial activities, if necessary.

On July 29, 2002, following a March 2002 trial, the district court entered an opinion and order which held that conditions in the Penobscot River and Bay may pose an imminent and substantial endangerment and that

Mallinckrodt was liable for the cost of performing a study of the river and bay. Since that order, the district court has appointed a study panel to oversee the study. The study panel has conducted Phase I studies and has proposed a Phase II study which has been approved by the district court. The Phase II study calls for several additional years of field work, followed by a fourth year for "data synthesis." The district court has also created an escrow account from which to pay bills associated with the study, and the district court periodically has ordered Mallinckrodt to deposit money into the escrow account. We have accrued for the cost of the studies as estimated by the study panel; however, due to the uncertainties involved pending completion of the study panel's work, it is not possible to estimate the costs, if any, that might result from an order to conduct remediation in the Penobscot River and Bay. Accordingly, costs of any such remediation are not included in the range of costs below.

Remediation Cost Estimates. The ultimate cost of site cleanup is difficult to predict, given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 25, 2009, we concluded that it was probable that we would incur remedial costs in the range of approximately $189 million to $375 million for the cleanup of all known sites for which the costs are currently estimable, with the high end of the range reflecting the estimated cost to comply fully with the MDEP order discussed above. As of September 25, 2009, we concluded that the best estimate within this range was $203 million, discounted using risk free rates where appropriate, of which $18 million was included in accrued and other current liabilities and $185 million was included in other liabilities on the balance sheet. We believe that any potential payment of such estimated amounts will not have a material adverse effect on our results of operations, financial condition or cash flows.

Other Matters

We are a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. We do not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on our results of operations, financial condition or cash flows.

Tyco International-related Legal Proceedings

Pursuant to the Separation and Distribution Agreement, we assumed a portion of Tyco International's contingent and other corporate liabilities, including potential liabilities relating to certain of Tyco International's outstanding litigation matters. We are responsible for 42% of potential liabilities that may arise upon the settlement of such pending litigation. Covidien, Tyco International and Tyco Electronics are jointly and severally liable for the full amount of these liabilities under the Separation and Distribution Agreement. Accordingly, if Tyco International or Tyco Electronics were to default on their obligation to pay their allocated share of these liabilities, we would be required to pay additional amounts. Under the terms of the Separation and Distribution Agreement, Tyco International will manage and control all legal matters related to assumed contingent liabilities, including the defense or settlement thereof, subject to certain limitations and exceptions. Tyco International's various outstanding litigation proceedings are discussed below.

Securities Class Action Settlement Opt-Outs and Legacy Securities Matters

Prior to the separation, Tyco International and certain of its former directors and officers were named as defendants in a number of class actions alleging violations of the disclosure provisions of the federal securities laws. As previously disclosed, Tyco International settled the purported securities class action lawsuits in which Tyco International and certain of its former directors and officers were named as defendants. However, a number of class members opted out of the settlement, many of whom subsequently settled as discussed in our periodic filings. The complaints outstanding as of September 25, 2009 are discussed below.

Stumpf v. Tyco International Ltd., et al. was transferred to the United States District Court for the District of New Hampshire by the Judicial Panel on Multidistrict Litigation. The complaint asserts claims against Tyco

International based on federal securities laws. In orders dated September 2, 2005 and January 6, 2005, the court denied Tyco International's motion to dismiss. On June 12, 2007, the court certified a purported class consisting of all persons or entities who purchased TyCom stock, either pursuant to a July 26, 2000 registration statement and prospectus for TyCom's initial public offering, or on the open market between July 26, 2000 and December 17, 2001. On June 26, 2007, Tyco International filed a Rule 23(f) petition seeking leave to appeal the class certification order. On September 13, 2007, the United States Court of Appeals for the First Circuit denied Tyco International's petition.

Hall v. Kozlowski, et al. an action relating to plaintiff's employment, 401(k) and pension plans and ownership of Tyco International stock, was also transferred to the United States District Court for the District of New Hampshire by the Judicial Panel on Multidistrict Litigation.

Jasin v. Tyco International Ltd., et al. was filed on September 2, 2004 in the Court of Common Pleas for Dauphin County, Pennsylvania. This *pro se* plaintiff named as additional defendants Tyco International (US) Inc. and certain of Tyco International's former executives. Plaintiff's complaint asserts causes of action under federal securities laws and for common law fraud, negligent misrepresentation, unfair trade practice, breach of contract, breach of the duty of good faith and fair dealing, and violation of Section 1-402 of the Pennsylvania Securities Act of 1972. Tyco International removed the complaint to the United States District Court for the Middle District of Pennsylvania and the Judicial Panel on Multidistrict Litigation transferred this action to the United States District Court for the District of New Hampshire. Discovery in this action is ongoing.

Generally, the claims asserted by these plaintiffs allege violations of the disclosure provisions of federal securities laws. It is our understanding that Tyco International intends to vigorously defend any litigation resulting from the remaining claims. Covidien, Tyco International and Tyco Electronics are jointly and severally liable for any settlement obligations with respect to these matters pursuant to the Separation and Distribution Agreement. Accordingly, as of September 25, 2009, we have a $106 million liability for the full amount of the estimated cost to settle these unresolved matters and a corresponding $62 million receivable from Tyco International and Tyco Electronics. Although we believe the net liability reflects the best estimate of the probable loss related to the unresolved Tyco International-related legacy securities claims, the ultimate resolution of these matters could result in a greater or lesser amount than estimated. In addition, it is not possible to estimate the amount of loss or possible loss, if any, that might result from an adverse resolution of any unasserted claims.

Subpoenas and Document Requests from Governmental Entities

Tyco International and others have received various subpoenas and requests from the U.S. Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into Tyco International's governance, management, operations, accounting and related controls. The Department of Labor is investigating Tyco International and the administrators of certain of its benefit plans. Tyco International cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties. Our share of any losses resulting from an adverse resolution of this matter is not estimable at this time and could have a material adverse effect on our results of operations, financial condition or cash flows.

Compliance Matters

Tyco International has received and responded to various allegations that certain improper payments were made in recent years by Tyco International subsidiaries, including subsidiaries which are now part of Covidien. During 2005, Tyco International reported to the DOJ and the SEC the investigative steps and remedial measures that it had taken in response to the allegations. Tyco International also informed the DOJ and the SEC that it retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the FCPA, that it would continue to make periodic progress reports to these agencies and that it would present its factual findings upon conclusion of the baseline review. We have continued to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by us in the course of our ongoing compliance activities. To date, the baseline review and other compliance reviews have revealed that some business practices may not comply with Covidien and FCPA requirements. At this time, we cannot predict the outcome of these matters or other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, which may result from an adverse resolution of these matters. However, it is possible that we may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on our results of operations, financial condition or cash flows.

Any judgment required to be paid or settlement or other cost incurred by us in connection with these matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which provides that Covidien, Tyco International and Tyco Electronics will retain liabilities primarily related to each of its continuing operations. Any liabilities not primarily related to particular continuing operations will be shared equally among Covidien, Tyco International and Tyco Electronics.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Listed below are our executive officers as of November 18, 2009, each of whom, unless otherwise indicated below, has been an employee of Covidien or its affiliates and held the position indicated during the past five years. References below to Covidien include the Tyco Healthcare business which, until our separation in June 2007, was part of Tyco International. There are no family relationships between any of the executive officers, and there is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was selected. At the annual meeting of the board of directors, the executive officers are elected by the board to hold office for one year and until their respective successors are elected and qualified, or until earlier resignation or removal.

Name	Age	Position(s)
Richard J. Meelia	60	Chairman of the Board of Directors, President and Chief Executive Officer
Charles J. Dockendorff	55	Executive Vice President and Chief Financial Officer
Jose E. Almeida	47	Senior Vice President and President, Medical Devices
Timothy R. Wright	51	Senior Vice President and President, Pharmaceuticals
Eric A. Kraus	48	Senior Vice President, Corporate Communications
John H. Masterson	48	Senior Vice President and General Counsel
Amy A. McBride-Wendell	48	Senior Vice President, Strategy and Business Development
Michael P. Dunford	49	Senior Vice President, Human Resources
Richard G. Brown, Jr.	61	Vice President, Chief Accounting Officer and Corporate Controller
Kevin G. DaSilva	45	Vice President and Treasurer
Eric C. Green	51	Vice President, Chief Tax Officer
Coleman N. Lannum	45	Vice President, Investor Relations

Richard J. Meelia—Mr. Meelia has served as the Chairman of our Board of Directors since October of 2008. He has served on our Board of Directors and has been our President and Chief Executive Officer since June 2007. From January 2006 through the separation, Mr. Meelia was the Chief Executive Officer of Covidien and from 1995 through the separation, Mr. Meelia was also the President of Covidien.

Charles J. Dockendorff—Mr. Dockendorff has been Executive Vice President and Chief Financial Officer of Covidien since December 2006. Prior to that, Mr. Dockendorff served as Vice President, Chief Financial Officer and Controller of Covidien since 1995.

Jose E. Almeida—Mr. Almeida has been our Senior Vice President since June 2007. Mr. Almeida has been President, Medical Devices of Covidien since October 2006 and prior to that was President of Covidien's International business since April 2004. From January 2003 to April 2004, Mr. Almeida was Chief Operating Officer of Greatbatch Technologies and from July 1998 to December 2002, he was Vice President, Manufacturing of Covidien.

Timothy R. Wright—Mr. Wright has been our Senior Vice President since June 2007 and has been President, Pharmaceuticals of Covidien since February 2007. Prior to joining Covidien, Mr. Wright was Non-Executive Chairman of ParagonRx from 2006 to 2007. Mr. Wright was Chief Operating Officer of Xanodyne Pharmaceuticals from 2005 to 2006, Interim Chief Executive Officer, President and Board Member of AAIPharma from 2004 to 2005, President, Global Commercial Operations of Elan Bio-Pharmaceuticals from 2001 to 2004, and Senior Vice President, Healthcare Product Services of Cardinal Health from 1999 to 2001. Prior to joining Cardinal Health, Mr. Wright held senior management positions in the U.S. and abroad at DuPont Merck Pharmaceutical from 1986 to 1999. Mr. Wright is a director of Antigenics Inc., a biotechnology company that develops treatments for cancers and infectious diseases.

Eric A. Kraus—Mr. Kraus has been Senior Vice President, Corporate Communications of Covidien since July 2006. Prior to joining Covidien, Mr. Kraus was Vice President, Corporate Communications and Public Affairs of The Gillette Company from July 1999 to July 2006.

John H. Masterson—Mr. Masterson has been Senior Vice President and General Counsel of Covidien since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien since 1999.

Amy A. McBride-Wendell—Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien since 1998.

Michael P. Dunford—Mr. Dunford has been Senior Vice President, Human Resources of Covidien since July 2009. Prior to that, Mr. Dunford served as Vice President, Human Resources Global Processes and Systems of Covidien since May 2008. Mr. Dunford served as Vice President, Human Resources, Operations of Covidien from December 2006 to May 2008, and served as Vice President, Corporate Human Resources of Covidien from May 2003 to December 2006. Mr. Dunford held several other human resources positions with Covidien since 1999.

Richard G. Brown, Jr.—Mr. Brown has been Vice President, Chief Accounting Officer and Corporate Controller of Covidien since September 2006. Prior to joining Covidien, he was Corporate Controller and Chief Accounting Officer of Eastman Kodak Company from December 2003 to September 2006. Prior to joining Eastman Kodak, Mr. Brown was a partner at Ernst & Young LLP, where he was employed for 32 years.

Kevin G. DaSilva—Mr. DaSilva has been Vice President and Treasurer of Covidien since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002.

Eric C. Green—Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001.

Coleman N. Lannum—Mr. Lannum has been Vice President, Investor Relations of Covidien since September 2006. He was retired from November 2005 until he joined Covidien. From February 2005 to November 2005, Mr. Lannum was a senior healthcare analyst for American Express Asset Management. From 1997 to November 2004, he was a senior analyst and portfolio manager of Putnam Investments.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Covidien ordinary shares are listed and traded on the New York Stock Exchange (NYSE) under the symbol "COV." As of November 16, 2009, there were 29,914 holders of record of Covidien ordinary shares. The following table presents the high and low sales prices of Covidien ordinary shares for the periods indicated, as reported by the NYSE, in addition to the dividends declared per ordinary share during those periods.

Fiscal Year 2008	High	Low	Dividends
First Quarter	$45.12	$37.73	$ —
Second Quarter	$46.11	$40.15	$0.32
Third Quarter	$50.50	$43.05	$ —
Fourth Quarter	$57.00	$46.34	$0.32
Fiscal Year 2009			
First Quarter	$54.60	$32.27	$ —
Second Quarter	$40.14	$27.27	$0.32
Third Quarter	$37.34	$30.55	$ —
Fourth Quarter	$42.99	$34.89	$0.34

Irish Restrictions on Import and Export of Capital

The Financial Transfers Act 1992 provides that the Irish Minister of Finance can make provision for the restriction of financial transfers between Ireland and other countries. For the purposes of this Act, "financial transfers" include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities if they had been made between Member States of the Communities. This Act has been used by the Minister of Finance to implement European Council Directives, which provide for the restriction of financial transfers to certain countries, organizations and people including Belarus, Burma/Myanmar, Democratic People's Republic of Korea, Democratic Republic of Congo, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Republic of Serbia, Slobodan Milosevic and associated persons, Somalia, Sudan, Usama Bin Laden, Al-Qaeda and the Taliban of Afghanistan, Uzbekistan and Zimbabwe.

Irish Taxes Applicable to U.S. Holders

Dividends paid by Covidien will generally be subject to Irish dividend withholding tax at the standard rate of income tax (currently 20 percent) unless an exemption applies.

Dividends paid to U.S. residents will not be subject to Irish dividend withholding tax provided that:

- in the case of a beneficial owner, the address of the beneficial owner in the records of his or her broker is in the United States and this information is provided by the broker to the Company's qualifying intermediary; or
- in the case of a record owner, the record owner has provided to the Company's transfer agent a valid W-9 showing either a U.S. address or a valid taxpayer identification number.

Irish income tax may also arise with respect to dividends paid on Covidien's ordinary shares. A U.S. resident who meets one of the exemptions from dividend withholding tax described above and who does not hold Covidien shares through a branch or agency in Ireland through which a trade is carried on generally will not have any Irish income tax liability on a dividend paid by Covidien. In addition, if a U.S. shareholder is subject to the dividend withholding tax, the withholding payment discharges any Irish income tax liability, provided the shareholder furnishes to the Irish Revenue authorities a statement of the dividend withholding tax imposed.

While the U.S./Ireland Double Tax Treaty contains provisions regarding withholding, due to the wide scope of the exemptions from dividend withholding tax available under Irish domestic law, it would generally be unnecessary for a U.S. resident shareholder to rely on the treaty provisions.

Issuer Purchases of Equity Securities

The following table presents information regarding Covidien's purchases of ordinary shares during the fourth quarter of fiscal 2009:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
6/27/09 – 7/24/09	—	$ —	—	$ —
7/25/09 – 8/28/09	3,932,198	$39.0459	3,932,198	$74,994,437
8/29/09 – 9/25/09	—	$ —	—	$ —

On January 28, 2009, our Board of Directors authorized a program to purchase up to $300 million of our ordinary shares to partially offset dilution related to equity compensation plans.

Item 6. Selected Financial Data

The following table presents selected financial and other data for Covidien plc. The statement of operations data set forth below for fiscal 2009, 2008 and 2007, and the balance sheet data at September 25, 2009 and September 26, 2008, are derived from our audited financial statements included elsewhere in this annual report. The statement of operations data for fiscal 2006 and 2005 and the balance sheet data at September 28, 2007 and September 29, 2006 are derived from our audited financial statements that are not included in this annual report. The balance sheet data at September 30, 2005 are derived from our unaudited financial statements that are not included in this annual report. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical financial data presented below should be read in conjunction with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report. Our financial information may not be indicative of our future performance and does not necessarily reflect what our results of operations and financial condition would have been had we been operating as an independent, publicly-traded company prior to June 29, 2007.

	Fiscal Years				
	2009	2008	2007	2006	2005
	(Dollars in Millions, Except per Share Data)				
Statement of Operations Data:					
Net sales	$10,677	$10,358	$ 9,317	$ 8,691	$ 8,608
Research and development expenses(1)	438	350	267	255	227
In-process research and development charges	115	22	38	63	—
Restructuring charges	61	77	57	—	—
Class action and shareholder settlements, net of insurance recoveries	183	42	1,202	—	—
Operating income(2)	1,856	2,001	638	2,092	2,057
Interest expense, net	(150)	(165)	(152)	(139)	(162)
Other income (expense), net(3)	145	199	(135)	(15)	(248)
Income from continuing operations before income taxes	1,851	2,035	351	1,938	1,647
Income (loss) from continuing operations	902	1,537	(134)	1,454	1,150
Income (loss) from discontinued operations, net of income taxes	5	(176)	(208)	(299)	(115)
Net income (loss)	907	1,361	(342)	1,155	1,035
Balance Sheet Data (End of Period):					
Total assets	$17,139	$16,003	$18,328	$14,109	$14,784
Long-term debt	2,961	2,986	3,565	2,248	2,544
Shareholders' equity	8,001	7,747	6,742	8,621	8,007
Share Data:					
Basic earnings per share:					
Income (loss) from continuing operations	$ 1.79	$ 3.08	$ (0.27)	$ 2.93	$ 2.31
Net income (loss)	1.80	2.72	(0.69)	2.33	2.08
Diluted earnings per share:					
Income (loss) from continuing operations	$ 1.78	$ 3.04	$ (0.27)	$ 2.93	$ 2.31
Net income (loss)	1.79	2.70	(0.69)	2.33	2.08
Cash dividend declared per share	$ 0.66	$ 0.64	$ 0.16	$ —	$ —
Basic weighted-average number of shares outstanding(4)	503	500	497	497	497
Diluted weighted-average number of shares outstanding(4)	505	505	497	497	497
Other Data:					
Operating margin(2)	17.4%	19.3%	6.8%	24.1%	23.9%
Number of employees (thousands)	42	42	44	43	41

(1) Research and development expenses for fiscal 2009 include $30 million related to up front fees and milestone payments for licensing arrangements entered into by our Pharmaceuticals segment.

(2) Operating income and margin for fiscal 2009 include legal charges totaling $94 million for three anti-trust cases, a charge of $71 million for the estimated additional cost to remediate environmental matters at a site located in Orrington, Maine and charges totaling $21 million related to our Sleep Diagnostics and Oxygen Therapy product lines, all of which are included in selling, general and administrative expenses. Operating income and margin for fiscal 2007 include intangible asset impairment charges of $34 million. Operating income and margin for fiscal 2006 includes a net gain on divestitures of $48 million. Operating income and margin for fiscal 2005 includes a charge for a patent litigation settlement of $277 million.

(3) Amounts for fiscal 2009 and 2008 relate primarily to the impact of the Tax Sharing Agreement with Tyco International and Tyco Electronics. Amounts for fiscal 2007 and 2005 consist primarily of the allocation of Tyco International's loss on the retirement of debt. Note 17 to our financial statements provides further information regarding these amounts.

(4) The number of ordinary shares outstanding immediately following the separation from Tyco International was used to calculate basic and diluted earnings per share for the periods prior to the separation because no ordinary shares, share options or restricted shares of Covidien were outstanding on or before June 29, 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our selected financial data and our financial statements and the accompanying notes included in this annual report. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and under the headings "Risk Factors" and "Forward-Looking Statements."

Overview

Covidien Ltd. was incorporated in Bermuda in 2000 as a wholly-owned subsidiary of Tyco International Ltd.; however, Covidien did not engage in any significant business activities and held minimal assets until June 29, 2007. As part of a plan to separate Tyco International into three independent companies, Tyco International transferred the equity interests of the entities that held all of the assets and liabilities of its healthcare businesses to Covidien and, on June 29, 2007, distributed all of its shares of Covidien to Tyco International shareholders. Our financial results reflect the consolidated operations of Covidien as an independent publicly-traded company following June 29, 2007, and a combined reporting entity comprised of the assets and liabilities used in managing Tyco International Ltd.'s healthcare businesses, including Covidien, prior to and including June 29, 2007.

Our financial statements have been prepared in U.S. dollars, in accordance with accounting principles generally accepted in the United States of America. For the first nine months of fiscal 2007, prior to the separation, certain general corporate overhead, other expenses, debt and related net interest expense and loss on early extinguishment of debt have been allocated to us by Tyco International. Management believes such allocations are reasonable; however, they may not be indicative of the actual expenses we would have incurred had we been operating as an independent, publicly traded company. Note 17 to our financial statements provides additional information regarding allocated expenses.

Recent Developments

Reorganization—In December 2008, our Board of Directors approved moving our principal executive office from Bermuda to Ireland. On May 28, 2009, shareholders voted in favor of a reorganization proposal pursuant to which all Covidien Ltd. common shares would be cancelled and all holders of such shares would receive ordinary shares of Covidien plc on a one-to-one basis. The reorganization transaction was completed on June 4, 2009, following approval from the Supreme Court of Bermuda, at which time Covidien plc replaced Covidien Ltd. as the ultimate parent company. Shares of the Irish company, Covidien plc, began trading on the New York Stock Exchange on June 5, 2009 under the symbol "COV," the same symbol under which Covidien Ltd. shares were previously traded.

Change in Segment Reporting Structure—During the fourth quarter of fiscal 2009, we made a number of segment reporting changes to align external reporting with recent changes to our internal reporting structure. We combined our Pharmaceutical Products and Imaging Solutions segments into a single operating segment called Pharmaceuticals. Our pharmaceutical and imaging products businesses both face similar challenges including a lengthy product development cycle and extensive regulation by various agencies, such as the FDA. Integrating the management of these businesses further allows us to better utilize internal resources and achieve cost synergies. In addition, we reclassified our SharpSafety and Clinical Care product lines in the United States and Europe from our Medical Devices segment to our Medical Supplies segment, consistent with where management now responsible for their oversight are located. Subsequent to the acquisition of VNUS, we determined that the marketing strategies and sales call points associated with these products are better aligned with the businesses within our Medical Supplies segment. Finally, we reclassified several hernia mechanical devices from our Endomechanical Instruments product line to our Soft Tissue Repair product line, both within the Medical

Devices segment, and made several other less significant transfers between product lines and segments. Following these changes, we manage and operate our business through the following three segments:

- *Medical Devices* includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, vascular products and other medical products.
- *Pharmaceuticals* includes the development, manufacture and distribution of specialty pharmaceuticals, active pharmaceutical ingredients, specialty chemicals, contrast products and radiopharmaceuticals.
- *Medical Supplies* includes the development, manufacture and sale of nursing care products, medical surgical products, SharpSafety products and original equipment manufacturer products (OEM).

All periods have been restated for the changes to our segment reporting structure discussed above.

Strategic Acquisitions, Licensing Agreements and Divestitures

As part of our management of Covidien, we regularly engage in strategic reviews of our businesses to improve operations, financial returns and alignment between our businesses and our strategy. We have made strategic acquisitions and divestitures in the past and we continue to explore strategic alternatives for our businesses, including licensing and distribution transactions and selective acquisitions as well as divestitures of non-strategic and/or underperforming businesses.

Acquisitions

In November 2009, our Medical Devices segment acquired Aspect Medical Systems, Inc. (Aspect), a provider of brain monitoring technology, for approximately $210 million, net of cash and short-term investments acquired. This purchase price included the assumption of approximately $60 million of debt. The acquisition of Aspect broadens our product offerings and adds a brain monitoring technology to our product portfolio.

In September 2009, our Medical Devices segment acquired Power Medical Interventions, Inc. (PMI), a provider of computer-assisted, power-actuated surgical cutting and stapling products, for approximately $65 million, including debt assumed of $25 million. The acquisition of PMI expanded our surgical stapling solutions.

In June 2009, our Medical Devices segment acquired VNUS Medical Technologies, Inc. (VNUS), a developer of medical devices for minimally invasive treatment of venous reflux disease, for $473 million, net of cash acquired of $42 million. The acquisition of VNUS expanded our portfolio of vascular intervention products and our presence in the vascular market.

During fiscal 2008, our Medical Devices segment acquired Tissue Science Laboratories plc (TSL), a medical device company dedicated to the research, development and commercialization of tissue implant products for surgical and wound care therapies, for $74 million. The acquisition of TSL provided us with a leading tissue repair technology and accelerated our entry into the biologic hernia repair market. TSL's Permacol(R) product complemented our soft tissue product offerings and allowed us to offer a full line of differentiated hernia repair products.

In November 2007, our Medical Devices segment acquired Scandius Biomedical, Inc. (Scandius), a developer of medical devices for sports-related surgeries, for $27 million. The acquisition of Scandius enabled us to offer customers innovative soft tissue repair devices for common sports injuries.

In April 2007, our Medical Devices segment acquired intellectual property from Sorbx, LLC (Sorbx), a developer of an absorbable tack technology used in hernia repair procedures, for $30 million. The acquisition of the intellectual property from Sorbx expanded our surgical devices portfolio.

Licensing Agreements

In June 2009, our Pharmaceuticals segment entered into a licensing agreement with Nuvo Research Inc. (Nuvo). This licensing agreement grants us commercial rights to market and distribute Pennsaid Lotion and Pennsaid Gel, product candidates for the treatment of osteoarthritis. Pennsaid Lotion was approved by the FDA in November 2009, while Pennsaid Gel remains in development. This license arrangement included an up-front cash payment of $10 million, which was included in research and development expenses. We are also responsible for all future development activities and expenses. In addition, we may be required to make additional payments up to $120 million based upon the successful completion of specified regulatory and sales milestones, as well as royalty payments on future sales of the products.

In June 2009, our Pharmaceuticals segment entered into a licensing agreement with Neuromed Development Inc. (Neuromed), a subsidiary of Neuromed Pharmaceuticals Ltd. This licensing agreement grants us commercial rights to market and distribute in the United States EXALGO (hydromorphone HCL extended release), a pain management drug candidate, for an up-front cash payment of $10 million, which was included in research and development expenses. Under the license arrangement, we are obligated to make additional payments up to $73 million based upon the successful completion of specified development and regulatory milestones. During fiscal 2009, $10 million of such milestone payments were made and included in research and development expenses. We will also contribute up to $16 million toward additional development costs incurred by Neuromed and pay royalties on any commercial sales of the developed product.

Divestitures

During fiscal 2009, we sold our Sleep Diagnostics product line within our Medical Devices segment. In addition, we entered into a definitive agreement to sell our Oxygen Therapy product line, also within our Medical Devices segment. Selling, general and administrative expenses for fiscal 2009 includes charges totaling $21 million for the loss on sale of Sleep Diagnostics and the write-down of Oxygen Therapy to its fair value less cost to sell based on the sale agreement. In September 2009, we also announced our plan to divest our Sleep Therapy product line within our Medical Devices segment. We plan to reallocate the resources previously used to support these product lines to our faster-growing, higher-margin businesses in which we have or can develop a global competitive advantage.

During fiscal 2008, we sold our Retail Products segment and our European Incontinence Products business within our Medical Supplies segment because their products and customer bases were not aligned with our long-term strategic objectives. Both of these businesses met the discontinued operations criteria and, accordingly, have been included in discontinued operations for all periods presented. See "Discontinued Operations" for further information.

Covidien Business Factors Influencing the Results of Operations

Sales and Marketing Investment

Selling and marketing expenses increased $305 million in fiscal 2008, compared with fiscal 2007, primarily due to an increase in sales and marketing headcount and related compensation programs. The increase in headcount was to support our geographic expansion and increased focus on selling to and supporting customers directly rather than through distributors. Selling and marketing expenses in fiscal 2009 were level compared with fiscal 2008 as planned increases were offset by currency gains. In fiscal 2010, our focus will shift from investing in sales and marketing to leveraging the previous investments that we have made.

Research and Development Investment

Our research and development expense increased $83 million and $88 million in fiscal 2008 and 2009, respectively. The fiscal 2009 increase includes $37 million of incremental research and development expenses incurred in connection with the Nuvo and Neuromed license arrangements entered into by our Pharmaceuticals segment. We expect research and development expenditures associated with internal initiatives, as well as licensing or acquiring technology from third parties, to increase as we continue to make incremental investments in research and development. We intend to focus our internal and external investments in those fields that we believe will offer the greatest opportunity for growth and profitability. We are committed to investing in pharmaceutical pain management products and products that have a demonstrable clinical impact and value to the healthcare system.

Restructuring Initiatives

During fiscal 2007, we launched a $150 million restructuring program, primarily in our Medical Devices and Medical Supplies segments. This program included numerous actions designed to improve our competitive position by exiting unprofitable product lines in low-growth and declining-growth markets, reducing excess machine capacity, moving production to lower cost alternatives through plant consolidations and outsourcing initiatives, and relocating certain functions to locations that enhance our recruiting, development and retention of personnel and lower operating costs. We expect the savings from these restructuring initiatives to partially offset the increased research and development and sales and marketing expenses necessary to support our growth initiatives. During fiscal 2008 and fiscal 2007, we recorded restructuring charges of $77 million and $57 million, respectively, as we consolidated certain facilities, primarily within the Medical Devices and Medical Supplies segments.

During fiscal 2009, we launched another restructuring program also designed to improve our cost structure and to deliver improved operational growth. This program includes actions in all three segments, as well as at corporate. We expect to incur charges as these actions are undertaken of approximately $200 million under this program, most of which is expected to occur by the end of 2010. This program excludes acquisition-related restructuring actions, which may be initiated in future periods. During fiscal 2009, we recorded restructuring charges of $61 million under this program.

Legal Settlements

During fiscal 2007, Tyco International entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 securities class action lawsuits, pursuant to which Tyco International agreed to pay the certified class of $2.975 billion plus accrued interest. During fiscal 2007, in accordance with the sharing percentages included the Separation and Distribution Agreement, we were allocated a net charge of $1.202 billion from Tyco International, comprised of our portion of the class action settlement of $1.249 billion, net of our portion of the related insurance recoveries of $47 million.

During fiscal 2008, we recorded charges totaling $58 million for our portion of Tyco International's settlements with certain shareholders and income of $16 million for our portion of insurance recoveries related to shareholder settlements.

During fiscal 2009, we recorded charges totaling $94 million related to three anti-trust cases, which are included in selling, general and administrative expenses. In addition, in fiscal 2009, we recorded charges totaling $183 million for our portion of Tyco International's settlements with certain shareholders and our portion of the estimated cost to settle all of the remaining securities cases outstanding.

Currency Exchange Rates

Our results of operations are influenced by changes in the currency exchange rates. Increases or decreases in the value of the U.S. dollar, compared to other currencies, will directly affect our reported results as we translate those currencies into U.S. dollars at the end of each fiscal period. The percentage of net sales by major currencies for fiscal 2009 is as follows:

U.S. Dollar	60%
Euro	18
Japanese Yen	7
All other	15
	100%

Currency exchange rates also affect our cost of goods sold. To the extent other currencies depreciate against the U.S. dollar, transaction losses result on any products sourced from the United States in U.S. dollars which are then sold in non-U.S. currencies.

Results of Operations

Fiscal Years Ended 2009, 2008 and 2007

The following table presents results of operations, including percentage of net sales:

(Dollars in Millions)	Fiscal Years					
	2009		2008		2007	
Net sales	$10,677	100.0%	$10,358	100.0%	$9,317	100.0%
Cost of goods sold	4,938	46.2	4,943	47.7	4,593	49.3
Gross profit	5,739	53.8	5,415	52.3	4,724	50.7
Selling, general and administrative expenses	3,086	28.9	2,923	28.2	2,488	26.7
Research and development expenses	438	4.1	350	3.4	267	2.9
In-process research and development charges	115	1.1	22	0.2	38	0.4
Restructuring charges	61	0.6	77	0.7	57	0.6
Class action and shareholder settlements, net of insurance recoveries	183	1.7	42	0.4	1,202	12.9
Intangible asset impairment charges	—	—	—	—	34	0.4
Operating income	1,856	17.4	2,001	19.3	638	6.8
Interest expense	(175)	(1.6)	(209)	(2.0)	(188)	(2.0)
Interest income	25	0.2	44	0.4	36	0.4
Other income (expense), net	145	1.4	199	1.9	(135)	(1.4)
Income from continuing operations before income taxes	1,851	17.3	2,035	19.6	351	3.8
Income tax expense	949	8.9	498	4.8	485	5.2
Income (loss) from continuing operations	902	8.4	1,537	14.8	(134)	(1.4)
Income (loss) from discontinued operations, net of income taxes	5	—	(176)	(1.7)	(208)	(2.2)
Net income (loss)	$ 907	8.5	$ 1,361	13.1	$ (342)	(3.7)

Net sales—Our net sales for fiscal 2009 increased $319 million, or 3.1%, to $10.677 billion, compared with $10.358 billion in fiscal 2008. Unfavorable currency exchange rate fluctuations resulted in a $469 million decrease to net sales in fiscal 2009. The remaining increase in net sales was primarily driven by increased sales within our Medical Devices segment and $297 million of incremental sales of oxycodone hydrochloride extended-release tablets within our Pharmaceuticals segment.

Our net sales for fiscal 2008 increased $1.041 billion, or 11.2%, to $10.358 billion, compared with $9.317 billion in fiscal 2007. While revenue increased across all segments in fiscal 2008, the increase was primarily attributable to our Medical Devices segment. Favorable currency exchange rate fluctuations contributed $411 million to the increase in net sales for fiscal 2008.

Net sales generated by our businesses in the United States were $6.170 billion, $5.713 billion and $5.400 billion in fiscal 2009, 2008 and 2007, respectively. Our non-U.S. businesses generated net sales of $4.507 billion, $4.645 billion and $3.917 billion in fiscal 2009, 2008 and 2007, respectively. Our business outside the United States represents approximately 42%, 45% and 42% of our net sales for the fiscal 2009, 2008 and 2007, respectively. The decrease in the proportion of non-U.S. net sales in fiscal 2009, compared with fiscal 2008 is attributable to the sales of oxycodone hydrochloride extended-release tablets in the United States and currency exchange rate fluctuations.

Net sales by geographic area are shown in the following tables:

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due to Currency	Percentage Change Due to Operations
	2009	2008			
U.S.	$ 6,170	$ 5,713	8%	— %	8%
Other Americas	560	586	(4)	(17)	13
Europe	2,579	2,823	(9)	(13)	4
Asia-Pacific	1,368	1,236	11	—	11
	$10,677	$10,358	3	(5)	8

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due to Currency	Percentage Change Due to Operations
	2008	2007			
U.S.	$ 5,713	$5,400	6%	— %	6%
Other Americas	586	490	20	10	10
Europe	2,823	2,385	18	12	6
Asia-Pacific	1,236	1,042	19	8	11
	$10,358	$9,317	11	4	7

Costs of goods sold—Cost of goods sold was 46.2% of net sales for fiscal 2009, compared with 47.7% of net sales for fiscal 2008. The decrease in cost of products sold as a percent of net sales in fiscal 2009 was primarily attributable to favorable sales mix in the Pharmaceuticals segment, resulting largely from sales of oxycodone hydrochloride extended-release tablets, which resulted in a decrease of 1.3 percentage points.

Cost of goods sold was 47.7% of net sales for fiscal 2008, compared with 49.3% of net sales for fiscal 2007. The decreases in cost of goods sold as a percentage of net sales in fiscal 2008 was primarily attributable to favorable sales mix and currency exchange rate fluctuations, which made products manufactured in the United States less expensive in most non-U.S. markets.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $163 million, or 5.6%, to $3.086 billion in fiscal 2009, compared with $2.923 billion in fiscal 2008. Selling, general and administrative expenses were 28.9% of net sales for fiscal 2009, compared with 28.2% of net sales for fiscal 2008. The increase in selling, general and administrative expenses as a percentage of net sales was primarily due to increased legal and consulting costs, $94 million of which related to three anti-trust cases, an increase in estimated environmental remediation costs of $82 million, primarily related to a site in Orrington, Maine, and planned growth in selling and marketing. These cost increases were partially offset by currency gains.

Selling, general and administrative expenses increased $435 million, or 17.5%, to $2.923 billion in fiscal 2008, compared with $2.488 billion in fiscal 2007. Selling, general and administrative expenses were 28.2% of net sales for fiscal 2008, compared with 26.7% of net sales for fiscal 2007. The increase in selling, general and administrative expenses as a percentage of net sales was primarily due to increases in selling and marketing expenses of $305 million, largely resulting from sales force investments made in our Medical Devices segment to support our growth initiatives.

Research and development expenses—Research and development expense increased $88 million, or 25.1%, to $438 million in fiscal 2009, compared with $350 million in fiscal 2008. This increase resulted primarily from $37 million of incremental research and development expenses incurred in connection with the Nuvo and Neuromed license arrangements entered into by our Pharmaceuticals segment and increased spending in our Medical Devices segment. As a percentage of our net sales, research and development expenses were 4.1% for fiscal 2009, compared with 3.4% for fiscal 2008.

Research and development expenses increased $83 million, or 31.1%, to $350 million in fiscal 2008, compared with fiscal 2007. This increase resulted primarily from increased spending resulting from incremental headcount and new project spending in our Medical Devices segment and, to a lesser extent, increased spending in our Pharmaceuticals segment. As a percentage of our net sales, research and development expenses were 3.4% for fiscal 2008, compared with 2.9% for fiscal 2007.

In-process research and development charges—During fiscal 2009, our Medical Devices segment recorded a charge of $59 million for the write-off of in-process research and development associated with the acquisition of VNUS. The $59 million in-process research and development charge is related to an alternative minimally invasive device for the treatment of varicose veins and venus reflux that VNUS is developing, which has not yet received regulatory approval. As of the date of acquisition, this technology was not considered to be technologically feasible or to have any alternative future use. Design, testing, clinical trials and regulatory submission are required in order to bring the project to completion. If the device receives regulatory approval, we anticipate that it will occur in fiscal 2013 and be released to the market shortly thereafter. Management determined the valuation of the in-process research and development using, among other factors, appraisals. The value was based primarily on the discounted cash flow method and was discounted at a 31% rate, which was considered commensurate with the project's risks and stage of development. Future residual cash flows that could be generated from the project were determined based upon management's estimate of future revenue and expected profitability of the project and technology involved. These projected cash flows were then discounted to their present values taking into account management's estimate of future expenses that would be necessary to bring the project to completion. We can not assure that the underlying assumptions used to prepare the discounted cash flow analysis will prove to be accurate or that the timely completion of the project to commercial success will occur. Actual results may differ from our estimates due to the inherent uncertainties associated with research and development projects. In addition to this charge, during fiscal 2009, our Medical Devices segment recorded charges of $56 million for the write-off of in-process research and development, of which $36 million was associated with the acquisition of PMI and $20 million with the acquisition of intellectual property.

During fiscal 2008, our Medical Devices segment recorded a charge of $12 million for the write-off of in-process research and development associated with the acquisition of Scandius. In addition to this charge, our Medical Devices and Pharmaceuticals segments recorded in-process research and development charges totaling $10 million in connection with two smaller acquisitions. These above in-process research and development charges related to the development of second-generation technology that had not yet obtained regulatory approval.

During fiscal 2007, our Medical Devices segment recorded charges totaling $38 million for the write-off of in-process research and development, of which $30 million was associated with the acquisition of intellectual property from Sorbx. In addition, during fiscal 2007 our Medical Devices segment recorded an $8 million in-process research and development charge associated with the acquisition of the remaining outstanding shares of Airox. These in-process research and development charges also related to the development of second-generation technology that had not yet obtained regulatory approval.

Restructuring charges—During fiscal 2009, we recorded restructuring charges of $61 million, comprised of restructuring charges of $66 million, partially offset by changes in estimates of $5 million. The $66 million of restructuring charges includes asset impairment charges of $12 million primarily related to the write-down of long-lived assets of a manufacturing facility within our Pharmaceutical segment, which will be closed as a result of cost savings initiatives. The remaining charges and changes in estimates primarily relate severance costs across all segments and corporate.

During fiscal 2008, we recorded restructuring charges of $77 million, which is comprised of restructuring charges of $83 million, partially offset by changes in estimates of $6 million. The $83 million of restructuring charges includes asset impairment charges of $18 million primarily related to the write-down of long-lived assets of a manufacturing facility within our Medical Devices segment, which has been closed as a result of cost savings initiatives. The remaining charges and changes in estimates primarily relate to workforce reductions also within Medical Devices.

During fiscal 2007, we recorded restructuring charges of $57 million, which included asset impairment charges of $9 million for the write-down of long-lived assets at several manufacturing facilities primarily within Medical Supplies. The remaining $48 million primarily related to severance costs resulting from workforce reductions within both Medical Devices and Medical Supplies.

Class action and shareholder settlements, net of insurance recoveries—In March 2009, Tyco International reached agreements with the State of Colorado and Franklin Investment Advisors, pursuant to which Tyco International agreed to pay approximately $19 million and $42 million, respectively, to settle these cases. During fiscal 2009, we recorded charges of $26 million for our portion of these settlements in accordance with the sharing percentages included in the Separation and Distribution Agreement. As a result of these and other recent settlements, the reserves for unresolved legacy Tyco International-related securities matters were reassessed and the best estimate for probable loss was determined to be $375 million. During fiscal 2009, we recorded an additional charge of $157 million for our portion of the estimated cost to settle these unresolved matters in accordance with the sharing percentages included in the Separation and Distribution Agreement. During fiscal 2009, Tyco International agreed to settle with five of the remaining plaintiffs that had opted-out of the class action settlement and with plaintiffs who had brought Employee Retirement Income Security Act related claims for a total of $269 million. In accordance with the sharing percentages included in the Separation and Distribution Agreement, our share of these settlements is $113 million, which was within the range of loss previously provided.

During fiscal 2008, Tyco International paid $109 million to settle two of the remaining cases. These payments were subject to the sharing percentages included in the Separation and Distribution Agreement. Accordingly, during the fiscal 2008, we recorded a charge of $46 million for the payment of our portion of these settlements to Tyco International.

In November 2008, Tyco International signed definitive agreements to settle three additional cases. These agreements called for Tyco International to make payments totaling $28 million. These payments were also subject to the sharing percentages included in the Separation and Distribution Agreement. Accordingly, in fiscal 2008, we recorded an additional charge of $12 million for our portion of these settlements.

During fiscal 2008, Tyco International received insurance recoveries totaling $38 million related to the class action settlement discussed below. Tyco International in turn paid us $16 million for our portion of the recoveries in accordance with the sharing percentages included in the Separation and Distribution Agreement.

During fiscal 2007, Tyco International entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 securities class action lawsuits. Under the terms of the memorandum of understanding, the plaintiffs agreed to release all claims against Tyco International, the other settling defendants and ten other individuals in consideration of the payment to the certified class of $2.975 billion plus accrued interest. Under the Separation and Distribution Agreement, the companies share in the liability, with Covidien assuming 42%, Tyco International 27% and Tyco Electronics 31% of the total amount. During fiscal 2007, we were allocated a net charge of $1.202 billion from Tyco International. This amount was comprised of our portion of the class action settlement of $1.249 billion, net of our portion of the related insurance recoveries of $47 million.

Intangible asset impairment charges—In fiscal 2007, we recorded intangible asset impairment charges of $34 million, primarily related to the impairment of a non-amortizable trademark associated with our Pharmaceuticals segment. This impairment stemmed from a shift in branding strategy that resulted in discontinuing the use of the trademark.

Operating income—In fiscal 2009, operating income decreased $145 million to $1.856 billion, compared with $2.001 billion in fiscal 2008. The decrease in operating income in fiscal 2009 was primarily due a $181 million increase in research and development expenditures resulting primarily from the acquisitions of VNUS and PMI and the Nuvo and Neuromed license arrangements, a $141 million increase in net shareholder settlements, increased legal costs, $94 million of which related to three anti-trust cases, and an $82 million increase in estimated environmental remediation costs, primarily related to a site located in Orrington, Maine, partially offset by higher sales and increased gross profit.

In fiscal 2008, operating income was $2.001 billion, compared with $638 million in fiscal 2007. Operating income for fiscal 2008 included net shareholder settlement charges totaling $42 million, while operating income for fiscal 2007 included a net charge of $1.202 billion allocated to us by Tyco International for our portion of the Tyco International-related class action settlement. The remaining $203 million increase in operating income was primarily attributable to higher sales and increased gross profit, partially offset by increased selling and marketing expenses of $305 million and increased research and development expenses of $83 million, both primarily within our Medical Devices segment.

Analysis of Operating Results by Segment

Net sales by segment are shown in the following tables:

	Fiscal Years				
(Dollars in Millions)	**2009**	**2008**	**Percentage Change**	**Percentage Change Due to Currency**	**Percentage Change Due to Operations**
Medical Devices	$ 6,061	$ 5,914	2%	(6)%	8%
Pharmaceuticals	2,864	2,655	8	(4)	12
Medical Supplies	1,752	1,789	(2)	(2)	—
	$10,677	$10,358	3	(5)	8

	Fiscal Years				
(Dollars in Millions)	**2008**	**2007**	**Percentage Change**	**Percentage Change Due to Currency**	**Percentage Change Due to Operations**
Medical Devices	$ 5,914	$5,213	13%	6%	7%
Pharmaceuticals	2,655	2,387	11	2	9
Medical Supplies	1,789	1,717	4	1	3
	$10,358	$9,317	11	4	7

Operating income by segment and as a percentage of segment net sales for each of the last three fiscal years is shown in the following table:

(Dollars in Millions)	Fiscal Years 2009		2008		2007	
Medical Devices	$1,730	28.5%	$1,786	30.2%	$ 1,665	31.9%
Pharmaceuticals	703	24.5	480	18.1	427	17.9
Medical Supplies	211	12.0	193	10.8	209	12.2
Corporate	(788)		(458)		(1,663)	
	$1,856	17.4	$2,001	19.3	$ 638	6.8

Medical Devices

Net sales for Medical Devices by groups of products and by geography for fiscal 2009 compared to fiscal 2008 is as follows:

(Dollars in Millions)	Fiscal Years 2009	2008	Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
Endomechanical Instruments	$1,982	$1,928	3%	(6)%	9%
Soft Tissue Repair Products	807	786	3	(7)	10
Energy Devices	867	805	8	(5)	13
Oximetry & Monitoring Products	636	636	—	(3)	3
Airway & Ventilation Products	763	806	(5)	(4)	(1)
Vascular Products	574	493	16	(2)	18
Other Products	432	460	(6)	(5)	(1)
	$6,061	$5,914	2	(6)	8

(Dollars in Millions)	Fiscal Years 2009	2008	Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
U.S.	$2,528	$2,316	9%	— %	9%
Non-U.S.	3,533	3,598	(2)	(9)	7
	$6,061	$5,914	2	(6)	8

Net sales for fiscal 2009 increased $147 million, or 2%, to $6.061 billion, compared with fiscal 2008. Unfavorable currency exchange fluctuations of $317 million during fiscal 2009 were more than offset by increased sales volume of endomechanical instruments, energy devices, vascular products and soft tissue repair products. The increase in sales volume for Endomechanical Instruments was primarily driven by continued demand for our stapling devices and Autosuture laparoscopic instruments worldwide. The increase in operational sales for Energy Devices resulted primarily from higher sales volume of vessel sealing products worldwide, somewhat offset by a decrease in capital equipment sales in the United States. Vascular Products sales growth was primarily driven by increased sales of compression products in the United States and the acquisition of VNUS. The increase in sales volume for Soft Tissue Repair Products was primarily due to hernia mesh products in the United States and, to a lesser extent, hernia mechanical devices.

Operating income for fiscal 2009 decreased $56 million to $1.730 billion, compared with fiscal 2008. Our operating margin was 28.5% for fiscal 2009, compared with 30.2% for fiscal 2008. The decrease in our operating income was primarily attributable to a $97 million increase in in-process research and development charges and a $54 million increase in research and development spending, partially offset by a $54 million decrease in restructuring charges and increased gross profit on favorable sales mix.

Net sales for Medical Devices by groups of products and by geography for fiscal 2008 compared to fiscal 2007 is as follows (dollars in millions):

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2008	2007			
Endomechanical Instruments	$1,928	$1,698	14%	7%	7%
Soft Tissue Repair Products	786	642	22	7	15
Energy Devices	805	636	27	7	20
Oximetry & Monitoring Products	636	597	7	4	3
Airway & Ventilation Products	806	766	5	7	(2)
Vascular Products	493	444	11	4	7
Other Products	460	430	7	8	(1)
	$5,914	$5,213	13	6	7

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2008	2007			
U.S.	$2,316	$2,172	7%	— %	7%
Non-U.S.	3,598	3,041	18	11	7
	$5,914	$5,213	13	6	7

Net sales for fiscal 2008 increased $701 million, or 13%, to $5.914 billion, compared with fiscal 2007. Favorable currency exchange rate fluctuations contributed $332 million to the increase in net sales for the segment. The remaining increase in net sales was primarily due to an increase in sales volume of energy devices, endomechanical instruments and soft tissue repair products. The increase in Energy Devices net sales was primarily due to higher sales volume of vessel sealing products worldwide and, to a lesser extent, higher sales of capital equipment. Endomechanical Instruments sales growth was primarily driven by continued demand for our stapling instruments in the United States and Europe. The increase in operational sales for Soft Tissue Repair Products resulted primarily from increased sales volume of soft tissue mechanical products and, to a lesser extent, mesh products.

Operating income for fiscal 2008 increased $121 million, or 7%, to $1.786 billion, compared with fiscal 2007. Our operating margin was 30.2% for fiscal 2008, compared with 31.9% for fiscal 2007. The increase in our operating income was primarily attributable to increased gross profit on the favorable sales performance discussed above. This increase was partially offset by higher operating expenses, primarily an increase in selling and marketing expenses of $259 million, resulting principally from our sales force investment, growth initiatives and acquisitions. In addition, research and development expenses increased $51 million.

Pharmaceuticals

Net sales for Pharmaceuticals by groups of products and by geography for fiscal 2009 compared to fiscal 2008 is as follows:

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2009	2008			
Specialty Pharmaceuticals	$ 898	$ 582	54%	— %	54%
Active Pharmaceutical Ingredients	405	431	(6)	(7)	1
Specialty Chemicals	414	448	(8)	(9)	1
Contrast Products	591	635	(7)	(5)	(2)
Radiopharmaceuticals	556	559	(1)	(4)	3
	$2,864	$2,655	8	(4)	12

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2009	2008			
U.S.	$2,108	$1,885	12%	— %	12%
Non-U.S.	756	770	(2)	(16)	14
	$2,864	$2,655	8	(4)	12

Net sales for fiscal 2009 increased $209 million, or 8%, to $2.864 billion, compared with fiscal 2008. Unfavorable currency exchange fluctuations of $121 million during fiscal 2009 were more than offset by increased sales volume of Specialty Pharmaceuticals resulting primarily from $297 million of incremental sales of oxycodone hydrochloride extended-release tablets under a license agreement which allowed us to sell limited quantities of such tablets for a limited period of time. We achieved the sales quantity of oxycodone hydrochloride extended-release tablets allowable under the agreement during the first six months of fiscal 2009; accordingly, there will be no further sales of such tablets.

Operating income for fiscal 2009 increased $223 million to $703 million, compared with fiscal 2008. Our operating margin was 24.5% for fiscal 2009, compared with 18.1% for fiscal 2008. The increase in operating income and margin was primarily due to the sales of oxycodone hydrochloride extended-release tablets discussed above. This increase in operating income was somewhat offset by increased research and development expenses primarily resulting from incremental expenses incurred in connection with the Nuvo and Neuromed licensing arrangements entered into during the third quarter of fiscal 2009.

Net sales for Pharmaceuticals by groups of products and by geography for fiscal 2008 compared to fiscal 2007 is as follows:

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2008	2007			
Specialty Pharmaceuticals	$ 582	$ 468	24%	— %	24%
Active Pharmaceutical Ingredients	431	440	(2)	—	(2)
Specialty Chemicals	448	422	6	1	5
Contrast Products	635	570	11	5	6
Radiopharmaceuticals	559	487	15	4	11
	$2,655	$2,387	11	2	9

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2008	2007			
U.S.	$1,885	$1,757	7%	— %	7%
Non-U.S.	770	630	22	8	14
	$2,655	$2,387	11	2	9

Net sales for fiscal 2008 increased $268 million, or 11%, to $2.655 billion, compared with fiscal 2007. Currency exchange rate fluctuations contributed $51 million to the increase in net sales for the segment. The remaining increase in net sales was primarily due to an increase in sales of specialty pharmaceuticals and, to a lesser extent, radiopharmaceuticals and contrast products. Increased sales volume of Specialty Pharmaceuticals resulted primarily from $57 million in sales of oxycodone hydrochloride extended-release tablets under the license agreement entered into during the fourth quarter of fiscal 2008 and, to a lesser extent, increased sales of branded pharmaceutical. Sales growth in Radiopharmaceutical primarily resulted from higher sales volume and favorable pricing in the United States. In addition, operational sales for Contrast Products increased due to higher non-U.S. sales volume, partially offset by pricing pressure in the United States.

Operating income for fiscal 2008 increased $53 million, or 12%, to $480 million, compared with fiscal 2007. Our operating margin was 18.1% for fiscal 2008, compared with 17.9% for fiscal 2007. The increase in operating income and margin was primarily due to favorable sales mix, partially offset by higher operating expense, primarily attributable to increased selling and marketing expenses, increased legal costs of $26 million, the majority of which related to a $17 million legal settlement and increased research and development spending. The increase in operating expenses was partially offset by the absence of a $33 million intangible asset impairment recorded in fiscal 2007.

Medical Supplies

Net sales for Medical Supplies by groups of products for fiscal 2009 compared to fiscal 2008 is as follows:

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2009	2008			
Nursing Care Products	$ 790	$ 784	1%	(1)%	2%
Medical Surgical Products	417	431	(3)	(3)	—
SharpSafety Products	334	362	(8)	(1)	(7)
Original Equipment Manufacturer Products	211	212	—	—	—
	$1,752	$1,789	(2)	(2)	—

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2009	2008			
U.S.	$1,534	$1,512	1%	— %	1%
Non-U.S.	218	277	(21)	(11)	(10)
	$1,752	$1,789	(2)	(2)	—

Net sales for fiscal 2009 decreased $37 million, or 2%, to $1.752 billion, compared with fiscal 2008. The decrease was primarily due to unfavorable currency rate fluctuations of $31 million and a decline in sales of needles and syringes within SharpSafety primarily resulting from our decision to exit this business in Europe. These decreases in net sales were partially offset by an increase in incontinence sales within Nursing Care Products resulting primarily from new products, particularly quilted and bariatric briefs.

Operating income for fiscal 2009 increased $18 million to $211 million, compared with fiscal 2008. Our operating margin was 12.0% for fiscal 2009, compared with 10.8% for fiscal 2008. The increase in operating income and margin was primarily attributable to a decrease in research and development expense and lower selling, general and administrative expenses primarily due to savings resulting from restructuring actions.

Net sales for Medical Supplies by groups of products for fiscal 2008 compared to fiscal 2007 is as follows:

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2008	2007			
Nursing Care Products	$ 784	$ 745	5%	1%	4%
Medical Surgical Products	431	415	4	3	1
SharpSafety Products	362	359	1	1	—
Original Equipment Manufacturer Products	212	198	7	—	7
	$1,789	$1,717	4	1	3

(Dollars in Millions)	Fiscal Years		Percentage Change	Percentage Change Due To Currency	Percentage Change Due To Operations
	2008	2007			
U.S.	$1,512	$1,471	3%	— %	3%
Non-U.S.	277	246	13	12	1
	$1,789	$1,717	4	1	3

Net sales for fiscal 2008 increased $72 million, or 4%, to $1.789 billion, compared with fiscal 2007. This increase was primarily due to currency exchange rate fluctuations of $28 million and higher sales volume of Nursing Care products, resulting largely from sales of new incontinent care products. The increase in operational sales was also due to increased sales of Original Equipment Manufacturer products.

Operating income for fiscal 2008 decreased $16 million, or 8% to $193 million, compared with fiscal 2007. Our operating margin was 10.8% for fiscal 2008, compared with 12.2% for fiscal 2007. The decrease in operating income and margin was primarily due to higher raw material and transportation costs.

Corporate

Corporate expense was $788 million for fiscal 2009, compared to $458 million for fiscal 2008. The increase for fiscal 2009, compared with the same prior year period, was primarily due to $141 million of incremental shareholder settlement charges for our portion of Tyco International's legal settlements with certain shareholders and our portion of the estimated cost to settle all of the remaining securities cases outstanding, increased legal costs, $94 million of which related to the settlement of three anti-trust cases, and increased estimated environmental remediation costs of $78 million, primarily related to a site in Orrington, Maine.

Corporate expense was $458 million for fiscal 2008, compared with $1.663 billion for fiscal 2007. Corporate expense for fiscal 2007 included a net charge of $1.202 billion allocated to us by Tyco International for our portion of the class action settlement, while corporate expense for fiscal 2008 included net shareholder settlement charges totaling $42 million. Insurance recoveries and a decrease in costs associated with branding the Covidien name contributed to the remaining decrease in corporate expense.

Non-Operating Items

Interest Expense and Interest Income

During fiscal 2009, 2008 and 2007, interest expense was $175 million, $209 million and $188 million, respectively, of which Tyco International allocated to us $93 million in fiscal 2007. The decrease in interest expense for fiscal 2009, compared with fiscal 2008, resulted from a decrease in our average outstanding debt balances, while the increase in interest expense for fiscal 2008, compared with fiscal 2007, resulted from an increase in our average outstanding debt balances. Net interest expense was proportionately allocated to us by Tyco International through June 1, 2007, based on our historical funding requirements using Tyco International's historical weighted-average interest rate on its debt.

During fiscal 2009, 2008 and 2007, interest income was $25 million, $44 million and $36 million, respectively, of which Tyco International allocated to us $16 million in fiscal 2007.

Other Income (Expense), net

Other income, net of $145 million for fiscal 2009 includes income of $148 million and a corresponding increase to our receivable from Tyco International and Tyco Electronics, which reflects 58% of interest and other income tax payable amounts recorded during fiscal 2009 that will be covered under the Tax Sharing Agreement. The $148 million includes income of $107 million which represents the effect of Tyco International's settlement of certain outstanding tax matters with the IRS on our receivable from Tyco International and Tyco Electronics.

Other income, net of $199 million for fiscal 2008 includes income of $214 million and a corresponding increase to our receivable from Tyco International and Tyco Electronics. The $214 million includes $231 million ($0.46 for both basic and diluted earnings per share) which represents the indirect effect of changes to our accounting for uncertain income tax positions discussed in "Recently Adopted Accounting Pronouncements." Other income, net for fiscal 2008 also includes income of $21 million related to an increase in our receivable from Tyco International and Tyco Electronics in accordance with the Tax Sharing Agreement, primarily related to interest. These amounts are partially offset by adjustments to certain pre-separation tax contingencies and an audit settlement, which resulted in a $38 million decrease to our receivable from Tyco International and Tyco Electronics and a corresponding charge to other expense.

Other expense, net of $135 million for fiscal 2007 includes a $146 million charge for the loss on early extinguishment of debt allocated by Tyco International. This allocation was based on the amount of Tyco International's debt that management believes we used historically.

Income Tax Expense

Income tax expense was $949 million, $498 million and $485 million on income from continuing operations before income taxes of $1.851 billion, $2.035 billion and $351 million for fiscal 2009, 2008 and 2007, respectively. Our effective tax rate was 51.3%, 24.5% and 138.2% for fiscal 2009, 2008 and 2007, respectively.

The increase in the effective tax rate for fiscal 2009, compared with fiscal 2008, resulted from the effect of Tyco International's settlement with the IRS of certain outstanding tax matters within the 2001 through 2004 audit cycle and withholding tax incurred on repatriated earnings. We, together with Tyco International and Tyco Electronics have significant potential tax liabilities related to periods prior to the separation from Tyco International. Under the Tax Sharing Agreement, Tyco International has the right to administer, control and settle all U.S. income tax audits for periods prior to and including June 29, 2007. The timing, nature and amount of any settlement agreed to by Tyco International may not be in our best interests. In September 2009, Tyco International agreed to a negotiated settlement of certain matters within the 2001 through 2004 audit cycle, although the cycle remains open and subject to examination and resolution. This settlement, which includes interest, will result in a payment by us of approximately $205 million to the IRS, offset by a receivable of $107 million from Tyco International and Tyco Electronics under the Tax Sharing Agreement. This settlement should not be considered an indication of the likely outcome of any other tax contingency identified by the Company. In addition, during fiscal 2009, we provided for U.S. and non-U.S. income taxes and a 5% withholding tax in the amount of $167 million on earnings that were repatriated in connection with the implementation of our tax planning strategies. The increase in the effective tax rate for fiscal 2009 was also due to the write-off of a previously recognized $60 million deferred tax asset related to our Specialty Chemicals business and $141 million of incremental net shareholder settlement charges and $93 million of incremental in-process research and development charges, for which no tax benefit was recorded.

The decrease in the effective tax rate for fiscal 2008, compared with fiscal 2007, was primarily due to charges incurred in fiscal 2007 related to the net class action settlement and allocated loss on early extinguishment of debt, for which no tax benefit was realized. In addition, the rate in fiscal 2008 was favorably impacted by the settlement of certain income tax matters and adjustments to income tax liabilities pre-dating the separation. These decreases in the fiscal 2008 tax rate were partially offset by increased interest costs incurred in connection with the adoption of the provisions that clarified the accounting for uncertainty in income taxes discussed in "*Other Income (Expense), net,*" changes in certain non-U.S. tax laws and the expiration of the U.S. research and development tax credit as of December 31, 2007.

Discontinued Operations

During fiscal 2008, we sold our Retail Products segment and our European Incontinence Products business within the Medical Supplies segment because their products and customer bases were not aligned with our long-term strategic objectives.

Retail Products segment—During fiscal 2008, we sold our Retail Products segment for gross cash proceeds of $330 million, subject to working capital adjustments. Deal costs and other adjustments resulted in net cash proceeds of $308 million, which was used to repay a portion of the outstanding borrowings under our revolving credit facility. During fiscal 2008, we recorded a $111 million pre-tax loss on sale from discontinued operations related to our Retail Products segment, which included charges totaling $75 million recorded during the first six months of fiscal 2008, to write down the business to its fair value less cost to sell. Fair value used for the impairment assessment was based on the sale agreement. The loss on sale was adjusted in fiscal 2009 because of the receipt of contingent payments and net proceeds from the sale of a Retail Products facility totaling $12 million.

During fiscal 2007, we performed an asset impairment analysis and determined that the book value of the Retail Products segment was in excess of its estimated fair value. Accordingly, we recorded a goodwill impairment charge of $256 million associated with our former Retail Products segment, which is included in loss on sale of discontinued operations. The estimated fair value of the Retail Products segment was evaluated based on discounted expected future cash flows of the related assets and reflected the adverse trends in raw material and energy costs, and a higher discount rate to represent market conditions existing at the time.

European Incontinence business—During fiscal 2008, we also sold our European Incontinence business. As a condition of the sale, we were required to contribute cash of $43 million into the business prior to the closing of the transaction. During fiscal 2008, we recorded a $75 million pre-tax loss on sale from discontinued operations related to our European Incontinence business, which includes charges totaling $23 million recorded during the first six months of fiscal 2008, to write down the business to its fair value less costs to sell. Fair value used for the impairment assessment was based on the sale agreement.

Change in Plan of Sale—During fiscal 2008, we decided to sell our Specialty Chemical business within the Pharmaceuticals segment because its products and customer base were not aligned with our long-term strategic objectives. The Specialty Chemicals business had been classified as held for sale and the results of its activities reflected within discontinued operations. During the fourth quarter of fiscal 2009, we ceased efforts to market this business given market conditions existing at the time. As a result, the Specialty Chemicals business no longer met the held for sale and discontinued operations criteria and, accordingly, was reclassified from held for sale to held and used and from discontinued operations to continuing operations for all periods presented. During the fourth quarter of fiscal 2009, we recorded $18 million of incremental depreciation and amortization expense relating to the period from the first quarter of fiscal 2008 through the third quarter of fiscal 2009 when the Specialty Chemicals business was classified as held for sale. In addition, as discussed under "*Income Tax Expense*" we recorded a charge of $60 million for the write-off of a previously recognized deferred tax asset resulting from the reclassification of this business to continuing operations.

Liquidity and Capital Resources

Our ability to fund our capital needs will be affected by our ongoing ability to generate cash from operations and access to the capital markets. We believe, however, that our cash balances and other sources of liquidity, primarily our committed credit facility, will be sufficient to allow us to continue to invest in growth opportunities and fund operations for the foreseeable future.

Fiscal 2009 Cash Flow Activity

The net cash provided by continuing operating activities of $1.875 billion was primarily attributable to net income for fiscal 2009, as adjusted for depreciation and amortization, the change in related party receivable on the Tax Sharing Agreement discussed in "*Other Income (Expense), net,*" in-process research and development charges and an increase in working capital of $401 million driven primarily by accrued and other liabilities and income taxes payable. The increase in accrued and other liabilities includes $72 million related to estimated environmental remediation costs and $58 million relating to an anti-trust legal settlement. A majority of the increase in income taxes relates to our portion of Tyco International's settlement with the IRS of certain outstanding tax matters within the 2001 through 2004 audit cycle. During fiscal 2009, we paid $151 million for our portion of Tyco International's settlements with certain shareholders. In addition, we paid $129 million for U.S. and non-U.S. income taxes and withholding tax on earnings that were either repatriated or undistributed earnings not considered permanently reinvested in certain subsidiaries.

The net cash used in continuing investing activities of $1.027 billion was primarily due to acquisition-related payments of $608 million, primarily associated with the acquisition of VNUS, and capital expenditures of $412 million.

The net cash used in continuing financing activities of $575 million was primarily the result of dividend payments of $322 million and repurchases of shares totaling $232 million discussed under "*Share Repurchases*."

Fiscal 2008 Cash Flow Activity

The net cash provided by continuing operating activities of $633 million was primarily attributable to income from continuing operations for fiscal 2008, as adjusted for depreciation and amortization and the change in related party receivable on the Tax Sharing Agreement discussed in "*Other Income (Expense), net.*" An increase in accrued and other liabilities of $189 million, a significant portion of which relates to accrued interest, also contributed to cash provided by continuing operating activities. These amounts were partially offset by the finalization of Tyco International's class action settlement of $1.257 billion, an increase in inventories of $199 million and an increase in accounts receivable of $134 million. The finalization of the class action settlement did not affect our cash balance, however, as the funds had previously been set aside in an escrow account during fiscal 2007.

The net cash provided by continuing investing activities of $974 million was primarily due to the release of our interest in Tyco International's class action settlement fund of $1.257 billion and $263 million in net proceeds from the divestitures, primarily related to our Retail Products segment and European Incontinence business. These amounts were partially offset by capital expenditures of $429 million and acquisition activity of $157 million, primarily related to the acquisitions of TSL and Scandius.

The net cash used in continuing financing activities of $1.283 billion was primarily the result of the repayment of debt of $4.007 billion, primarily associated with borrowings under our bridge loan facility and dividend payments of $320 million. These payments were largely offset by the issuance of debt of $2.727 billion, net proceeds from commercial paper of $171 million and proceeds from option exercises of $157 million.

Fiscal 2007 Cash Flow Activity

The net cash provided by continuing operating activities of $2.133 billion was primarily attributable to loss from continuing operations for fiscal 2007, as adjusted for the net class action settlement charge, depreciation and amortization, loss on early extinguishment of debt and an increase in accrued and other liabilities of $269 million, primarily due to an increase in incentive compensation.

The net cash used in continuing investing activities of $1.725 billion was primarily due to our interest in the class action settlement fund of $1.257 billion, capital expenditures of $369 million and acquisition activity of $117 million, primarily related to the acquisition of Airox for $47 million and the acquisition of intellectual property from Sorbx for $30 million. Acquisition activity also included $17 million of cash paid relating to holdback liabilities, primarily associated with the fiscal 2006 acquisition of Confluent. Holdback liabilities represent a portion of the purchase price that is withheld from the seller pending finalization of the acquisition balance sheet and other contingencies.

The net cash provided by continuing financing activities of $145 million was primarily the result of the issuance of external debt of $4.298 billion, partially offset by allocated debt activity of $2.291 billion, net transfer to Tyco International of $1.316 billion and the repayment of external debt of $525 million.

Capitalization

Shareholders' equity was $8.001 billion, or $16.03 per share, at September 25, 2009, compared with $7.747 billion, or $15.40 per share, at September 26, 2008. Net income of $907 million was largely offset by dividends declared of $332 million, the repurchase of shares of $232 million and unfavorable changes in foreign currency exchange rates of $125 million.

At September 25, 2009, total debt was $2.991 billion and cash was $1.467 billion, compared with total debt of $3.005 billion and cash of $1.208 billion at September 26, 2008. Total debt as a percentage of total capitalization (total debt and shareholders' equity) was 27% at September 25, 2009, compared with 28% at September 26, 2008.

We are required to maintain an available unused balance under our $1.425 billion revolving credit facility sufficient to support amounts outstanding under our commercial paper program. At September 25, 2009, we had $151 million of commercial paper outstanding and no amount outstanding under the credit facility.

Our credit facility agreement contains a covenant limiting our ratio of debt to earnings before interest, income taxes, depreciation and amortization. In addition, the agreement contains other customary covenants, none of which we consider restrictive to our operations. We are currently in compliance with all of our debt covenants.

Dividends

Dividend payments were $322 million during fiscal 2009. On September 24, 2009, our Board of Directors increased our quarterly cash dividend from $0.16 per share to $0.18 per share. The dividend declared of $0.18 per share to shareholders of record on October 6, 2009, totaling $87 million, was paid on November 6, 2009. We expect that we will continue to pay dividends comparable to this increased amount to holders of our ordinary shares. The timing, declaration and payment of future dividends to holders of our ordinary shares, however, falls within the discretion of our Board of Directors and will depend upon many factors, including the statutory requirements of Irish law, our earnings and financial condition, the capital requirements of our businesses, industry practice and any other factors the Board of Directors deems relevant.

Share Repurchases

During fiscal 2009, our Board of Directors authorized a program to purchase up to $300 million of our ordinary shares to partially offset dilution related to equity compensation plans. Shares may be repurchased from time to time, based on market conditions. During fiscal 2009, we repurchased approximately 6 million ordinary shares for $225 million under this program. We also repurchase shares from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares. In addition, we repurchase shares to settle certain option exercises. During fiscal 2009, an additional $7 million was spent to acquire shares in connection with such share-based awards. In fiscal 2009, prior to the reorganization discussed under "*Recent Developments*," we retired the 2.1 million shares that Covidien Ltd. held in treasury.

Commitments and Contingencies

Contractual Obligations

A summary of our contractual obligations and commitments for external debt, minimum lease payment obligations under non-cancelable operating leases and other obligations at September 25, 2009 is presented in the following table.

(Dollars in Millions)	Total	2010	2011	2012	2013	2014	Thereafter
Debt(1)	$5,263	$193	$411	$305	$640	$132	$3,582
Capital lease obligations(1)	61	7	7	6	6	6	29
Operating leases	373	97	66	50	39	35	86
Purchase obligations(2)	194	108	31	26	14	15	—
Unrecognized tax benefits(3)	369	9	360	—	—	—	—
Total contractual cash obligations(4)	$6,260	$414	$875	$387	$699	$188	$3,697

(1) Interest on debt and capital lease obligations are projected for future periods using interest rates in effect as of September 25, 2009. Certain of these projected interest payments may differ in the future based on changes in market interest rates.

(2) Purchase obligations consist of commitments for purchases of good and services made in the normal course of business to meet operational and capital requirements.

(3) The table above does not include $1.051 billion of unrecognized tax benefits for uncertain tax positions and $424 million of associated accrued interest and penalties. Due to the high degree of uncertainty regarding the timing of potential future cash flows, we are unable to reasonably estimate the amount and period in which these liabilities might be paid.

(4) This table does not include other liabilities of $970 million, primarily consisting of liabilities pertaining to pension and postretirement benefits, environmental liabilities, insurable liabilities and deferred compensation, because the timing of their future cash outflow is uncertain. However, the minimum required contributions to our pension plans are expected to be $41 million in fiscal 2010. In addition, we expect to make contributions of $11 million to our postretirement benefit plans in fiscal 2010.

At September 25, 2009, we had outstanding letters of credit and letters of guarantee in the amount of $362 million.

Legal Proceedings

We are subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements and other commercial disputes. We believe that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information and applicable law, we do not expect that these proceedings will have a material adverse effect on our financial condition. However, one or more of the proceedings could have a material adverse effect on our results of operations or cash flows for a future period. Item 3—Legal Proceedings and note 19 to our financial statements provide further information regarding legal proceedings.

Income Taxes

In accordance with the Tax Sharing Agreement, we share certain contingent liabilities relating to unresolved tax matters of legacy Tyco International, with Covidien assuming 42%, Tyco International 27% and Tyco Electronics 31% of the total amount. We are the primary obligor to the taxing authorities for $1.774 billion of contingent tax liabilities that are recorded on the balance sheet at September 25, 2009, $1.220 billion of which relates to periods prior to the separation and is shared with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement. The actual amounts that we may be required to ultimately accrue or pay under the Tax Sharing Agreement could vary depending upon the outcome of the unresolved tax matters, which may not occur for several years.

In addition, pursuant to the terms of the Tax Sharing Agreement, we have recorded a long-term receivable from Tyco International and Tyco Electronics of $708 million, which is classified as due from former parent and affiliates on our balance sheet at September 25, 2009. This receivable primarily reflects 58% of our contingent tax liabilities that are subject to the Tax Sharing Agreement. If Tyco International and Tyco Electronics default on their obligations to us under the Tax Sharing Agreement, however, we would be liable for the entire amount of such liabilities.

Our income tax returns are periodically examined by various tax authorities. Open periods for examination include certain periods during which we were a subsidiary of Tyco International. The resolution of these matters is subject to the conditions set forth in the Tax Sharing Agreement. Tyco International has the right to administer, control and settle all U.S. income tax audits for periods prior to the separation. We have significant potential tax liabilities related to these periods and have included our best estimate of the amounts which relate to our operations within our non-current income taxes payable.

The IRS has concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000. Tyco International has appealed certain of the tax adjustments proposed by the IRS which affect all three of the companies and total approximately $1 billion. We believe that the amounts recorded in our financial statements related to these matters are adequate.

In addition, in September 2009, Tyco International and the IRS entered into settlements related to certain outstanding tax matters within the 2001 through 2004 audit cycle, which cycle remains open and subject to examination and resolution of other matters. The net effect of the settlements will require us to make a payment of approximately $205 million to the IRS, potentially in fiscal 2011, which is included in non-current income taxes payable on the balance sheet. However, pursuant to the Tax Sharing Agreement, we will receive payments totaling approximately $107 million from Tyco International and Tyco Electronics, which is included in due from former parent and affiliates. The impacts of these settlements are reflected in income tax expense and other income, respectively. We will also be required to reimburse Tyco International and Tyco Electronics an insignificant amount for our portion of their settlements.

Off-Balance Sheet Arrangements

Guarantees

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, we entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics. These guarantee arrangements and indemnifications primarily relate to certain contingent tax liabilities; we assumed and are responsible for 42% of these liabilities. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. These arrangements were valued upon our separation from Tyco International using appraisals and liabilities related to these guarantees were recorded on our balance sheet, the offset of which was reflected as a reduction in shareholders' equity.

Each reporting period, we evaluate the potential loss which we believe is probable as a result of our commitments under the Agreements. To the extent such potential loss exceeds the amount recorded on our balance sheet, an adjustment will be required to increase the recorded liabilities to the amount of such potential loss. This guarantee is not amortized because no predictable pattern of performance currently exists. As a result, the liability generally will be reduced upon release from our obligations under the Agreements, which may not occur for some years. In addition, as payments are made to indemnified parties, such payments are recorded as reductions to the liability and the impact of such payments is considered in the periodic evaluation of the sufficiency of the liability. During fiscal 2009, following analyses of the tax contingency reserves allocated to us and Tyco Electronics at the separation date, we increased our guaranteed tax liability by $11 million. A liability of $718 million and $707 million relating to these guarantees was included on our balance sheet at September 25, 2009 and September 26, 2008, respectively.

In disposing of assets or businesses, we often provide representations, warranties and indemnities to cover various risks, including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our results of operations, financial condition or cash flows.

We have recorded liabilities for known indemnifications included as part of environmental liabilities, which are discussed in note 19 to our financial statements. In addition, we are liable for product performance, however in the opinion of management, such obligations will not significantly affect our results of operations, financial condition or cash flows.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Revenue Recognition—We recognize revenue for product sales when title and risk of loss have transferred from us to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in non-U.S. jurisdictions.

In certain circumstances, we enter into arrangements in which we provide multiple deliverables to our customers. Agreements with multiple deliverables are divided into separate units of accounting. Total revenue is first allocated among the deliverables based upon their relative fair values. Revenue is then recognized for each deliverable in accordance with the principles described above. Fair values are determined based on sales of the individual deliverables to other third parties.

We sell products both direct to end user customers and through distributors who resell the products to end user customers. Rebates are provided to certain distributors that sell to end user customers at prices determined in accordance with a contract between us and the end user customer. Provisions for rebates, as well as sales discounts and returns, are accounted for as reduction of sales when revenue is recognized and are included in the reserve for returns, rebates and sales allowances within accounts receivable trade on our balance sheets. We estimate rebates based on sales terms, historical experience and trend analyses. In estimating rebates, we consider the lag time between the point of sale and the payment of the distributor's rebate claim, distributor-specific trend analyses, contractual commitments, including stated rebate rates, and other relevant information. We adjust reserves to reflect differences between estimated and actual experience, and record such adjustment as a reduction of sales in the period of adjustment. Historical adjustments to recorded reserves have not been significant and we do not expect significant revisions of these estimates in the future. Rebates charged against gross sales in fiscal 2009 amounted to $2.873 billion.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value. We reduce the carrying value of inventory based on estimates of what is excess, slow-moving and obsolete, as well as inventory whose carrying value is in excess of net realizable value. These write-downs are based on current assessments about future demands, market conditions and related management initiatives. If future market conditions and actual demands ultimately are less favorable than those projected, we would further reduce the carrying value of the inventory and record a charge to earnings at the time such determination was made. Subsequent changes in the estimates used to determine what is excess, slow-moving or obsolete may result in an increase to earnings. Actual results historically have not differed materially from management's estimates.

Property, Plant and Equipment—Management periodically evaluates the net realizable value of property, plant and equipment relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. We review property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying business. We assess the recoverability of assets using undiscounted cash flows. If an asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is estimated based upon the present value of discounted future cash flows or other reasonable estimates of fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Since judgment is involved in determining the fair value and useful lives of property, plant and equipment, there is a risk that the carrying value of our property, plant and equipment may be overstated or understated.

Intangible Assets—Intangible assets include intellectual property consisting primarily of patents, trademarks, unpatented technology and customer lists. We record intangible assets at cost and amortize certain of such assets using the straight-line method over ten to forty years. Amortization expense is included in selling, general and administrative expenses. We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. Intangible assets that are not subject to amortization, which are comprised primarily of certain trademarks, are tested for impairment in the same manner as goodwill. We review intangible assets subject to amortization for impairment in the same manner as property, plant and equipment discussed above.

Business Combinations—We allocate amounts paid for acquisitions to the tangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. We then allocate the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill.

Purchased research and development represents the estimated fair value as of the acquisition date of in-process projects that have not reached technological feasibility and have no alternative future use. The primary basis for determining technological feasibility of these projects is obtaining regulatory approval. We currently expense the value attributable to in-process research and development projects at the time of acquisition; however as discussed in "Recently Issued Accounting Pronouncements," beginning in fiscal 2010, such amounts will be capitalized as an indefinite-lived asset.

The valuation of in-process research and development is determined using the discounted cash flow method. In determining the value of in-process research and development, we consider, among other factors, appraisals, the stage of completion of the projects, the technological feasibility of the projects, whether the projects have an alternative future use and the estimated residual cash flows that could be generated from the various projects and technologies over their respective projected economic lives. The discount rate used is determined at the time of acquisition and includes a rate of return which accounts for the time value of money, as well as risk factors that reflect the economic risk that the cash flows projected may not be realized.

Goodwill—In performing goodwill assessments, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill impairment. Since judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be overstated or understated. We calculate our goodwill valuations using an income approach based on the present value of future cash flows of each reporting unit. This approach incorporates many assumptions including future growth rates, discount factors and income tax rates. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods.

We test goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. We utilize a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. We estimate the fair value of our reporting units through internal analyses and valuation, using an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, we will perform the second step of the goodwill impairment to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Contingencies—We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, patent infringement, product liability and environmental matters, as further discussed in note 19 to our financial statements. Accruals recorded for various contingencies including legal proceedings, self-insurance and other claims are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. When a range is established but a best estimate cannot be made, we record the minimum loss contingency amount. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are reevaluated each accounting period, as additional information is available. Accordingly, we are often initially unable to develop a best estimate of loss, and therefore we record the minimum amount, which could be zero. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. We record receivables from third party insurers when we have determined that existing insurance policies will provide reimbursement. In making this determination, we consider applicable deductibles, policy limits and the historical payment experience of the insurance carriers.

Pension and Postretirement Benefits—Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. For our U.S. plans, the discount rate is based on the market rate for a broad population of Moody's AA-rated corporate bonds over $250 million. For our non-U.S. plans, the discount rate is generally determined by reviewing country and region specific government and corporate bond interest rates. A decrease in the discount rate increases the present value of pension benefit obligations and increases pension expense. A 50 basis point decrease in the discount rate would increase our present value of pension obligations by approximately $54 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our annual pension expense by approximately $3 million.

Guarantees—Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, we entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics. See "Off-Balance Sheet Information—*Guarantees*" for more information.

In addition, we have, from time to time, provided guarantees and indemnifications to unrelated parties. These guarantees have not been material to our financial statements and the maximum potential payments are not material. We periodically reassess our exposure and potential loss under these arrangements, and, in the event that an increase in the fair value of the guarantee occurs, a charge to income will be required.

Income Taxes—In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal and international pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

We have recorded significant valuation allowances that we intend to maintain until it appears to be more likely than not that some or all of those deferred tax assets will be realized. Our valuation allowances for deferred tax assets of $6.492 billion and $6.617 billion at September 25, 2009 and September 26, 2008, respectively, relate principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. Included in the valuation allowance at both September 25, 2009 and September 26, 2008 is approximately $6.0 billion which represents a full valuation allowance against certain non-U.S. net operating losses recorded in fiscal 2008 as a result of the receipt of a favorable tax ruling. It is highly unlikely that any of this net operating loss will be utilized. We believe that we will generate sufficient future taxable income in the appropriate jurisdiction to realize the tax benefits related to the net deferred tax assets in our balance sheets. However, any reduction in future taxable income, including any future restructuring activities, may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. Our income tax expense recorded in the future may also be reduced to the extent of decreases in our valuation allowances.

We determine whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent a full benefit is not realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense. We adjust these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Substantially all of our potential tax liabilities are recorded in non-current income taxes payable on our balance sheets as payment is not expected within one year.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes, however, which would have a material effect on our results of operations, financial condition or cash flows.

Recently Adopted Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities—In March 2008, the Financial Accounting Standards Board (FASB) issued enhanced disclosure requirements for derivative instruments and hedging activities. The additional disclosures are intended to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The required disclosures regarding derivative instruments and hedging activities are presented in note 12 to our financial statements.

Accounting for Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued authoritative literature regarding accounting for defined benefit pension and other postretirement plans, which requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Additional financial statement disclosures are also required. We adopted the recognition and disclosure provisions at the end of fiscal 2007, and accordingly, recognized an after-tax reduction of $51 million in accumulated other comprehensive income, a component of shareholders' equity. In addition, companies are required to measure plan assets and benefit obligations as of their fiscal year end. We previously used a measurement date of August 31st; however, in the first quarter of fiscal 2009, we transitioned to a measurement date that coincides with our fiscal year end. The adoption of the measurement date provision resulted in a reduction to shareholders' equity to reflect the incremental one-month charge from August to September.

Accounting for Uncertain Tax Positions—In June 2006, the FASB issued authoritative literature, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. This literature prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On September 29, 2007, we adopted these provisions. The cumulative effect of adopting these provisions was a $355 million reduction in retained earnings, a $197 million increase in deferred tax assets, primarily due to interest and state specific items, and a $642 million and $90 million increase in income taxes payable and receivable, respectively. In addition, we recorded an increase in amounts due from former parent and affiliates pursuant to the Tax Sharing Agreement of $231 million as other income, representing the indirect effect of adoption. Notes 5 and 17 to our financial statements provide additional information regarding income taxes and the Tax Sharing Agreement, respectively.

Recently Issued Accounting Pronouncements

Disclosures about Postretirement Benefit Plan Assets—In December 2008, the FASB issued enhanced disclosure requirements for defined benefit pension and other postretirement benefit plan assets. The additional disclosures are intended to provide users of financial statements with an enhanced understanding of (a) how investment allocation decisions are made, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. We are required to comply with these disclosure requirements beginning in fiscal 2010.

Business Combinations—In December 2007, the FASB issued authoritative literature on business combinations, which expands the definition of a business combination and changes the manner in which we account for business combinations beginning in fiscal 2010. Significant changes include the capitalization of in-process research and development as an indefinite-lived asset, the recognition of certain acquired contingent assets and liabilities at fair value, the expensing of acquisition-related restructuring actions and transaction costs, and the recognition of contingent purchase price consideration at fair value on the acquisition date. In addition, post-acquisition changes in deferred tax asset valuation allowances and acquired income tax uncertainties will be recognized as income tax expense or benefit. The accounting treatment for taxes will be applicable to acquisitions that close both prior and subsequent to the adoption of this pronouncement.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this report that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should" or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements.

The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update these forward-looking statements other than as required by law.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk associated with changes in currency exchange rates, interest rates and commodity prices. In order to manage the volatility to our more significant market risks, we enter into derivative financial instruments such as forward currency exchange contracts.

Foreign currency risk arises from our investments in affiliates and subsidiaries owned and operated in foreign countries. Such risk is also a result of transactions with customers in countries outside the United States. We use foreign currency exchange forward and option contracts on accounts and notes receivable, accounts payable, intercompany loan balances and forecasted transactions denominated in certain foreign currencies. Based on a sensitivity analysis of our existing contracts outstanding at September 25, 2009, a 10% appreciation of the U.S. dollar from the September 25, 2009 market rates would increase the unrealized value of contracts on our balance sheet by $50 million, while a 10% depreciation of the U.S. dollar would decrease the unrealized value of contracts on our balance sheet by $30 million. However, such gains or losses on these contracts would ultimately be offset by the gains or losses on the revaluation or settlement of the underlying transactions.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and derivative financial instruments. We invest our excess cash in deposits or money market funds and diversify the concentration of cash among different financial institutions that have at least an A credit rating. We provide credit and do not generally require collateral; however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their diversity across many geographic areas. Counterparties to our derivative financial instruments are limited to major financial institutions with at least an A/A2 long-term debt rating. While we do not require collateral or other security to be furnished by the counterparties to our derivative financial instruments, we minimize exposure to credit risk by dealing with a diversified group of major financial institutions and actively monitoring outstanding positions.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and schedule specified by this Item, together with the report thereon of Deloitte & Touche LLP, are presented following Item 15 of this report:

Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated and Combined Statements of Operations for fiscal years ended September 25, 2009, September 26, 2008 and September 28, 2007

Consolidated Balance Sheets at September 25, 2009 and September 26, 2008

Consolidated and Combined Statements of Shareholders' Equity for fiscal years ended September 25, 2009, September 26, 2008 and September 28, 2007

Consolidated and Combined Statements of Cash Flows for fiscal years ended September 25, 2009, September 26, 2008 and September 28, 2007

Notes to Consolidated and Combined Financial Statements

Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts

All other financial statements and schedules have been omitted since the information required to be submitted has been included in the financial statements and related notes or because they are either not applicable or not required under the rules of Regulation S-X.

Information on quarterly results of operations is set forth in note 21 to our financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(f) or 15d-15(f)) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of that date, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 25, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on our assessment, we believe that our internal controls over financial reporting were effective as of September 25, 2009.

Changes in Internal Control over Financial Reporting

As disclosed in our 2007 and 2008 Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q for each quarter of 2009 and 2008, we reported a material weakness in our internal control over financial reporting related to certain aspects of accounting for income taxes; including the existence of inadequate controls related to processes to record and reconcile income tax accounts, both current and deferred, and procedures with respect to classification of tax accounts on the consolidated balance sheet. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of September 25, 2009, we have remediated the previously reported material weakness in our internal control over financial reporting related to accounting for income taxes. We have implemented the following changes in our internal control over financial reporting that contributed to the remediation of the material weakness described above:

- we enhanced our processes for analyzing our deferred tax assets and liabilities;
- we enhanced our policies and procedures related to both U.S. and non-U.S. tax account reconciliation and analysis, including, but not limited to, increased management oversight in the calculation of certain non-U.S. tax balances, increased automation in the calculation of our tax expense, and increased communication and direction to non-U.S. information providers;
- we hired additional, experienced personnel to augment our existing tax accounting resources and provided extensive training to information providers, particularly those outside of the United States; and
- we increased the level of communication and information flows on significant tax matters between our tax department and the controller's group.

We have evaluated and tested the effectiveness of these controls as of September 25, 2009 and determined that our previously reported material weakness has been remediated. Other than the remediation efforts described above, there have been no changes in our internal control over financial reporting that have materially affected, or are likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Information concerning Directors, including committees of our Board of Directors, may be found under the captions "Proposal Number Two—Election of Directors," "Board of Directors and Board Committees," and "Corporate Governance," in our definitive proxy statement for our 2010 Annual General Meeting of Shareholders (the "2010 Proxy Statement"). Such information is incorporated herein by reference. Information regarding our executive officers is included at the end of Part 1 of this Annual Report on Form 10-K. The information in the 2010 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Corporate Governance" in our 2010 Proxy statement and is incorporated herein by reference.

Code of Ethics

We have adopted the Covidien Guide to Business Conduct, which applies to all employees, officers and directors of Covidien. Our Guide to Business Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees, as indicated above. Our Guide to Business Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange, Inc. Our Guide to Business Conduct is posted on our website at *www.covidien.com* under the heading "Investor Relations—Corporate Governance." We will also provide a copy of our Guide to Business Conduct to shareholders upon request. We intend to disclose any amendments to our Guide to Business Conduct, as well as any waivers for executive officers or directors, on our website.

Item 11. Executive Compensation

Information concerning executive compensation may be found under the captions "Compensation of Executive Officers" and "Compensation of Non-Employee Directors" in our 2010 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in our 2010 Proxy Statement set forth under the caption "Security Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

Equity Compensation Plan Information

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)[1][2]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)[4]
Equity compensation plans approved by security holders	12,215,302	$38.74	40,588,334
Equity compensation plans not approved by security holders	—	—	—
TOTAL	12,215,302	$38.74	40,588,334

(1) As of September 25, 2009, there were 9,126,888 ordinary shares to be issued upon exercise of outstanding options with a weighted-average exercise price of $38.71, 3,042,168 ordinary shares to be issued upon settlement of restricted stock units, performance share units and accompanying dividend equivalent units granted pursuant to our amended and restated 2007 Stock and Incentive Plan and 46,246 ordinary shares to be issued upon exercise of outstanding options with a weighted-average exercise price of $44.26 pursuant to the Covidien Savings Related Share Plan.

(2) This table does not include information regarding options and restricted stock units converted from Tyco International Ltd. awards in connection with our separation from Tyco International in June 2007. We did not assume any equity compensation plans from Tyco International, and no grants of Covidien equity may be made pursuant to any Tyco International plans. As of September 25, 2009, there were 14,489,328 ordinary shares to be issued upon exercise of these converted options with a weighted-average exercise price of $41.58 and 505,008 ordinary shares to be issued upon settlement of converted restricted stock units.

(3) Does not take into account restricted stock units and performance share units, which do not have an exercise price.

(4) As of September 25, 2009, there were 34,634,580 ordinary shares available for issuance pursuant to our amended and restated 2007 Stock and Incentive Plan; 5,000,000 ordinary shares available for issuance pursuant to the Covidien Employee Stock Purchase Plan and 953,754 ordinary shares available for issuance pursuant to the Covidien Savings Related Share Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information in our 2010 Proxy Statement set forth under the captions "Transactions with Related Persons" and "Corporate Governance—Independence of Nominees for Director" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information in our 2010 Proxy Statement set forth under the captions "Proposal Number Five—Appointment of Independent Auditors and Authorization of the Audit Committee to Set Their Remuneration," "Audit and Audit Committee Matters" is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) and (2) See Item 8—Financial Statements and Supplementary Data.

(3) Exhibit Index:

Exhibit Number	Exhibit
2.1	Separation and Distribution Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on July 5, 2007).
2.2	Agreement and Plan of Merger, dated May 7, 2009, by and among Covidien Group S.a.r.l., Covidien Delaware Corp. and VNUS Medical Technologies, Inc. (Incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q filed on July 30, 2009).
2.3	Agreement and Plan of Merger dated September 27, 2009 among United States Surgical Corporation, Transformer Delaware Corp. and Aspect Medical Systems, Inc. (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on September 30, 2009).
3.1	Memorandum and Articles of Association of Covidien plc (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 5, 2009).
3.2	Certificate of Incorporation of Covidien plc (Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on June 5, 2009).
4.1(a)	Indenture by and among Covidien International Finance S.A. (as Issuer), Covidien Ltd. (as Guarantor) and Deutsche Bank Trust Company Americas (as Trustee), dated as of October 22, 2007 (Incorporated by reference to Exhibit 4.1(a) to the Registrant's Current Report on Form 8-K filed on October 22, 2007).
4.1(b)	First Supplemental Indenture by and among Covidien International Finance S.A. (as Issuer), Covidien Ltd. (as Guarantor) and Deutsche Bank Trust Company Americas (as Trustee), dated as of October 22, 2007 (Incorporated by reference to Exhibit 4.1(b) to the Registrant's Current Report on Form 8-K filed on October 22, 2007).
4.1(c)	Second Supplemental Indenture by and among Covidien International Finance S.A. (as Issuer), Covidien Ltd. (as Guarantor) and Deutsche Bank Trust Company Americas (as Trustee), dated as of October 22, 2007 (Incorporated by reference to Exhibit 4.1(c) to the Registrant's Current Report on Form 8-K filed on October 22, 2007).
4.1(d)	Third Supplemental Indenture by and among Covidien International Finance S.A. (as Issuer), Covidien Ltd. (as Guarantor) and Deutsche Bank Trust Company Americas (as Trustee), dated as of October 22, 2007 (Incorporated by reference to Exhibit 4.1(d) to the Registrant's Current Report on Form 8-K filed on October 22, 2007).
4.1(e)	Fourth Supplemental Indenture by and among Covidien International Finance S.A. (as Issuer), Covidien Ltd. (as Guarantor) and Deutsche Bank Trust Company Americas (as Trustee), dated as of October 22, 2007 (Incorporated by reference to Exhibit 4.1(e) to the Registrant's Current Report on Form 8-K filed on October 22, 2007).
4.1(f)	Fifth Supplemental Indenture by and among Covidien International Finance S.A. (as Issuer), Covidien Ltd. (as Guarantor), Covidien plc (as Guarantor) and Deutsche Bank Trust Company Americas (as Trustee), dated June 4, 2009 (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 5, 2009).

Exhibit Number	Exhibit
4.2	Exchange and Registration Rights Agreement by and among Covidien International Finance S.A. (as Issuer), Covidien Ltd. (as Guarantor) and Banc of America Securities LLC and Deutsche Bank Securities Inc. (as representatives of the Purchasers), dated as of October 22, 2007 (Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on October 22, 2007).

No other instruments defining the rights of holders of long-term debt are filed since the total amount of securities authorized under any such instrument does not exceed 10% of the total assets of the Registrant on a consolidated basis. The Company agrees to furnish a copy of such instruments to the SEC upon request.

Exhibit Number	Exhibit
10.1	Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 5, 2007).
10.2	FY09 Grant U.S. Option Terms and Conditions (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 25, 2008). (1)
10.3	FY09 Grant U.S. Restricted Stock Unit Terms and Conditions (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 25, 2008). (1)
10.4	FY09 Grant Performance Share Unit Terms and Conditions (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 25, 2008). (1)
10.5	Form of Non-Competition, Non-Solicitation, and Confidentiality Agreement for executive officers and certain key employees, other than Richard J. Meelia (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on January 29, 2009). (1)
10.6	Amendment and Assignment Agreement dated as of November 21, 2008 to the Employment Agreement with Richard J. Meelia (Incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on January 29, 2009). (1)
10.7	Settlement Agreement, dated December 29, 2006, between Tyco International Ltd. and Richard J. Meelia (Incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form 10 filed on January 18, 2007). (1)
10.8	Employment Agreement, dated December 29, 2006, between Tyco Healthcare Ltd. and Richard J. Meelia (Incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form 10 filed on January 18, 2007). (1)
10.9	Covidien 2007 Stock and Incentive Plan (as amended and restated) (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 5, 2009). (1)
10.10	Covidien Employee Stock Purchase Plan (as amended and restated) (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on June 5, 2009). (1)
10.11	Deed Poll of Assumption relating to Covidien Ltd. Employee Equity Plans, dated June 4, 2009 (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on June 5, 2009). (1)
10.12	Director Grant Restricted Stock Unit Terms and Conditions (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 23, 2009). (1)
10.13	Founders' Grant Standard Option Terms and Conditions (Incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on July 5, 2007). (1)
10.14	Founders' Grant Standard Restricted Stock Unit Terms and Conditions (Incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on July 5, 2007). (1)

Exhibit Number	Exhibit
10.15	Amended and Restated Covidien Severance Plan for U.S. Officers and Executives (Incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on January 29, 2009). (1)
10.16	Amended and Restated Covidien Change in Control Severance Plan for Certain U.S. Officers and Executives (Incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on January 29, 2009). (1)
10.17	Supplemental Savings and Retirement Plan, as amended and restated (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 4, 2009). (1)
10.18	Founders' Grant Restricted Stock Unit Form of Letter Agreement for Directors (Incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K filed on July 5, 2007). (1)
10.19	Founders' Grant Standard Option Terms and Conditions for Directors (Incorporated by reference to Exhibit 10.13 to the Registrant's Current Report on Form 8-K filed on July 5, 2007). (1)
10.20	Form of Deed of Indemnification for Directors and Secretary of Covidien plc (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on June 5, 2009).
10.21	Amended and Restated Five-Year Senior Credit Agreement among Covidien International Finance S.A., Covidien Ltd., Covidien plc, the lenders party thereto and Citibank, N.A., as administrative agent, dated as of June 4, 2009 (Incorporated by reference to Exhibit 10.5 the Registrant's Current Report on Form 8-K filed on June 5, 2009).
10.22	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on July 5, 2007).
10.23	Purchase Agreement and Plan of Merger dated as of December 14, 2007 by and among the parties named therein (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on February 11, 2008). (2)
21.1	Subsidiaries of the registrant (filed herewith).
23.1	Consent of Deloitte and Touche LLP (filed herewith).
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
101*	The following materials from the Covidien plc Annual Report on Form 10-K for the fiscal year ended September 25, 2009 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated and Combined Statements of Operations, (ii) the Consolidated and Combined Balance Sheets, (iii) the Consolidated and Combined Statements of Shareholders' Equity (iv) the Consolidated and Combined Statements of Cash Flows and (v) related notes, tagged as blocks of text.

* Furnished herewith.

(1) Management contract or compensatory plan.

(2) Confidential treatment requested as to certain terms in this agreement; these terms have been omitted from this filing and filed separately with the Securities and Exchange Commission.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVIDIEN PLC

By: /s/ RICHARD G. BROWN, JR.

Richard G. Brown, Jr.
Vice President, Chief Accounting Officer
and Corporate Controller
(Principal Accounting Officer)

Dated: November 20, 2009

/s/ CHARLES J. DOCKENDORFF

Charles J. Dockendorff
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ RICHARD J. MEELIA **Richard J. Meelia**	Chairman, Chief Executive Officer and President (Principal Executive Officer)	November 20, 2009
/s/ CHARLES J. DOCKENDORFF **Charles J. Dockendorff**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 20, 2009
/s/ RICHARD G. BROWN, JR. **Richard G. Brown, Jr.**	Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	November 20, 2009
/s/ CRAIG ARNOLD **Craig Arnold**	Director	November 20, 2009
/s/ ROBERT H. BRUST **Robert H. Brust**	Director	November 20, 2009
/s/ JOHN M. CONNORS, JR. **John M. Connors, Jr.**	Director	November 20, 2009
/s/ CHRISTOPHER J. COUGHLIN **Christopher J. Coughlin**	Director	November 20, 2009
/s/ TIMOTHY M. DONAHUE **Timothy M. Donahue**	Director	November 20, 2009
/s/ KATHY J. HERBERT **Kathy J. Herbert**	Director	November 20, 2009
/s/ RANDALL J. HOGAN, III **Randall J. Hogan, III**	Director	November 20, 2009

Name	Title	Date
/s/ DENNIS H. REILLEY **Dennis H. Reilley**	Director	November 20, 2009
/s/ TADATAKA YAMADA **Tadataka Yamada**	Director	November 20, 2009
/s/ JOSEPH A. ZACCAGNINO **Joseph A. Zaccagnino**	Director	November 20, 2009

COVIDIEN PLC
Index to Consolidated and Combined Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Covidien plc:

We have audited the accompanying consolidated balance sheets of Covidien plc and subsidiaries (previously Covidien Ltd. and the healthcare businesses of Tyco International Ltd.) (collectively the "Company") as of September 25, 2009 and September 26, 2008 and the related consolidated and combined statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended September 25, 2009. Our audits also included the financial statement schedule listed in the Index at Item 8. These consolidated and combined financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated and combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of September 25, 2009 and September 26, 2008, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 25, 2009, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in note 1 to the consolidated and combined financial statements, prior to the separation of the Company from Tyco International Ltd. on June 29, 2007, the Company was comprised of the assets and liabilities used in managing and operating the healthcare businesses of Tyco International Ltd. The consolidated and combined financial statements also included allocations of corporate overhead, net interest expense and other expenses from Tyco International Ltd. These allocations may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from Tyco International Ltd.

As discussed in note 1 to the consolidated and combined financial statements, on September 29, 2007 the Company changed its method of accounting for uncertain tax positions to conform to new authoritative guidance issued by the Financial Accounting Standards Board ("FASB"). Also, as discussed in note 1 to the consolidated and combined financial statements, in 2009 the Company changed the measurement date and in 2007 adopted new recognition and disclosure requirements, both related to the accounting and disclosure for pension and postretirement plans, to conform to new authoritative guidance issued by the FASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 25, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 20, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
November 20, 2009
Boston, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Covidien plc:

We have audited the internal control over financial reporting of Covidien plc and subsidiaries (the "Company") as of September 25, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 25, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 25, 2009 of the Company and our report dated November 20, 2009 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph related to a change in the measurement date for pension and postretirement plans to conform to new authoritative guidance issued by the Financial Accounting Standards Board.

/s/ Deloitte & Touche LLP
November 20, 2009
Boston, Massachusetts

COVIDIEN PLC
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
Fiscal Years Ended September 25, 2009, September 26, 2008 and September 28, 2007
(in millions, except per share data)

	2009	2008	2007
Net sales	$10,677	$10,358	$9,317
Cost of goods sold	4,938	4,943	4,593
Gross profit	5,739	5,415	4,724
Selling, general and administrative expenses	3,086	2,923	2,488
Research and development expenses	438	350	267
In-process research and development charges	115	22	38
Restructuring charges	61	77	57
Class action and shareholder settlements, net of insurance recoveries	183	42	1,202
Intangible asset impairment charges	—	—	34
Operating income	1,856	2,001	638
Interest expense	(175)	(209)	(188)
Interest income	25	44	36
Other income (expense), net	145	199	(135)
Income from continuing operations before income taxes	1,851	2,035	351
Income tax expense	949	498	485
Income (loss) from continuing operations	902	1,537	(134)
Income (loss) from discontinued operations, net of income taxes	5	(176)	(208)
Net income (loss)	$ 907	$ 1,361	$ (342)
Basic earnings per share:			
Income (loss) from continuing operations	$ 1.79	$ 3.08	$ (0.27)
Income (loss) from discontinued operations	0.01	(0.35)	(0.42)
Net income (loss)	1.80	2.72	(0.69)
Diluted earnings per share:			
Income (loss) from continuing operations	$ 1.78	$ 3.04	$ (0.27)
Income (loss) from discontinued operations	0.01	(0.35)	(0.42)
Net income (loss)	1.79	2.70	(0.69)
Weighted-average number of shares outstanding (note 6):			
Basic	503	500	497
Diluted	505	505	497

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN PLC
CONSOLIDATED BALANCE SHEETS
At September 25, 2009 and September 26, 2008
(in millions, except share data)

	2009	2008
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,467	$ 1,208
Accounts receivable trade, less allowance for doubtful accounts of $43 and $48	1,724	1,758
Inventories	1,334	1,347
Shareholder settlement receivables	62	16
Prepaid expenses and other current assets	317	318
Income taxes receivable	94	105
Deferred income taxes	464	339
Total current assets	5,462	5,091
Property, plant and equipment, net	2,661	2,584
Goodwill	6,046	5,846
Intangible assets, net	1,562	1,273
Income taxes receivable	130	126
Deferred income taxes	109	65
Due from former parent and affiliates	708	585
Other assets	461	433
Total Assets	$17,139	$16,003
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 30	$ 19
Accounts payable	500	558
Accrued payroll and payroll related costs	380	362
Shareholder settlement liabilities	106	28
Accrued and other current liabilities	1,183	985
Income taxes payable	40	92
Total current liabilities	2,239	2,044
Long-term debt	2,961	2,986
Income taxes payable	1,774	1,397
Guaranteed contingent tax liabilities	718	707
Deferred income taxes	476	361
Other liabilities	970	761
Total Liabilities	9,138	8,256
Commitments and contingencies (note 19)		
Shareholders' Equity:		
Preference shares, $0.20 par value, 125,000,000 authorized; none outstanding	—	—
Ordinary shares, $0.20 par value, 1,000,000,000 authorized; 499,049,675 and 503,162,277 outstanding, net of 3,979,904 treasury shares at September 25, 2009	100	101
Additional paid-in capital	6,173	6,253
Retained earnings	1,199	686
Accumulated other comprehensive income	529	707
Total Shareholders' Equity	8,001	7,747
Total Liabilities and Shareholders' Equity	$17,139	$16,003

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN PLC
CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
Fiscal Years September 25, 2009, September 26, 2008 and September 28, 2007
(in millions)

	Ordinary Shares		Additional Paid-In Capital	Parent Company Investment	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Number	Par Value					
Balance at September 30, 2006	—	$—	$ —	$ 8,320	$ —	$ 301	$ 8,621
Comprehensive income, net of tax:							
Net loss	—	—	—	(376)	34	—	(342)
Currency translation	—	—	—	—	—	348	348
Minimum pension liability	—	—	—	—	—	96	96
Adjustment to apply the new recognition requirements for benefit plans (note 1)	—	—	—	—	—	(51)	(51)
Unrecognized gain on securities	—	—	—	—	—	3	3
Unrecognized loss on derivatives	—	—	—	—	—	(54)	(54)
Total comprehensive income							$ —
Net transfer to parent, assumption of liabilities and forgiveness of Tyco International intercompany balances	—	—	—	(1,237)	—	—	(1,237)
Guaranteed contingent tax liabilities	—	—	(760)	—	—	—	(760)
Due from affiliates recorded under Tax Sharing Agreement	—	—	290	—	—	—	290
Income taxes assumed upon separation from Tyco International	—	—	(138)	—	—	—	(138)
Transfers of parent company investment to additional paid-in capital	—	—	6,707	(6,707)	—	—	—
Issuance of shares upon separation	497	99	(99)	—	—	—	—
Dividends declared	—	—	(46)	—	(34)	—	(80)
Repurchase of shares	—	—	(2)	—	—	—	(2)
Share options exercised	1	1	16	—	—	—	17
Share-based compensation	—	—	31	—	—	—	31
Balance at September 28, 2007	498	100	5,999	—	—	643	6,742
Comprehensive income, net of tax:							
Net income	—	—	—	—	1,361	—	1,361
Currency translation	—	—	—	—	—	71	71
Benefit plan adjustments	—	—	—	—	—	(5)	(5)
Unrecognized gain on securities	—	—	—	—	—	2	2
Unrecognized loss on derivatives	—	—	—	—	—	(4)	(4)
Total comprehensive income							$ 1,425
Dividends declared	—	—	—	—	(320)	—	(320)
Repurchase of shares	—	—	(6)	—	—	—	(6)
Share options exercised	5	1	163	—	—	—	164
Share-based compensation	—	—	79	—	—	—	79
Change in method of accounting for uncertain tax positions (note 1)	—	—	—	—	(355)	—	(355)
Adjustments to income taxes assumed upon separation from Tyco International	—	—	18	—	—	—	18
Balance at September 26, 2008	503	101	6,253	—	686	707	7,747
Comprehensive income, net of tax:							
Net income	—	—	—	—	907		907
Currency translation	—	—	—	—	—	(125)	(125)
Benefit plan adjustments	—	—	—	—	—	(50)	(50)
Unrecognized loss on securities	—	—	—	—	—	(4)	(4)
Unrecognized gain on derivatives	—	—	—	—	—	1	1
Total comprehensive income	—	—	—	—	—	—	$ 729
Change in measurement date for benefit plans, net of tax (note 1)	—	—	—	—	(4)	—	(4)
Vesting of restricted shares	1	—	—	—	—	—	—
Dividends declared	—	—	—	—	(332)	—	(332)
Repurchase of shares	(6)	(1)	(231)	—	—	—	(232)
Retirement of treasury shares	—	—	58	—	(58)	—	—
Share options exercised	1	—	18	—	—	—	18
Share-based compensation	—	—	75	—	—	—	75
Balance at September 25, 2009	499	$100	$6,173	$ —	$1,199	$ 529	$ 8,001

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN PLC
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
Fiscal Years September 25, 2009, September 26, 2008 and September 28, 2007
(in millions)

	2009	2008	2007
Cash Flows From Operating Activities:			
Net income (loss)	$ 907	$ 1,361	$ (342)
(Income) loss from discontinued operations, net of income taxes	(5)	176	208
Income (loss) from continuing operations	902	1,537	(134)
Adjustments to reconcile net cash provided by continuing operating activities:			
Change in receivable from former parent and affiliates related to Tax Sharing Agreement	(148)	(214)	(16)
In-process research and development charges	115	22	38
Non-cash restructuring charges	12	18	9
Intangible asset impairment charges	—	—	34
Depreciation and amortization	440	400	381
Share-based compensation	75	78	76
Deferred income taxes	(73)	(48)	(51)
Provision for losses on accounts receivable and inventory	70	72	54
Loss on the early extinguishment of debt	—	—	155
Other non-cash items	81	43	(24)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	71	(134)	(50)
Inventories	(53)	(199)	(68)
Accounts payable	(68)	78	4
Income taxes	310	13	129
Accrued and other liabilities	306	189	269
Class action settlement	—	(1,257)	1,243
Other	(165)	35	84
Net cash provided by continuing operating activities	1,875	633	2,133
Cash Flows From Investing Activities:			
Capital expenditures	(412)	(429)	(369)
Acquisition-related payments, net of cash acquired	(608)	(157)	(117)
Acquisition of licenses and technology	(56)	(1)	(5)
Sale of investments	48	4	22
Divestitures, net of cash retained by businesses sold	6	263	—
Decrease (increase) in restricted cash	4	22	(7)
Interest in class action settlement fund	—	1,257	(1,257)
Other	(9)	15	8
Net cash (used in) provided by continuing investing activities	(1,027)	974	(1,725)
Cash Flows From Financing Activities:			
Net (repayment) issuance of commercial paper	(20)	171	—
Repayment of external debt	(19)	(4,007)	(525)
Issuance of external debt	—	2,727	4,298
Allocated debt activity	—	—	(2,291)
Dividends paid	(322)	(320)	—
Repurchase of shares	(232)	(6)	(3)
Proceeds from exercise of share options	19	157	16
Net transfer to Tyco International Ltd.	—	—	(1,316)
Other	(1)	(5)	(34)
Net cash (used in) provided by continuing financing activities	(575)	(1,283)	145
Discontinued Operations:			
Net cash provided by discontinued operating activities	—	27	76
Net cash (used in) provided by discontinued investing activities	—	(8)	16
Net cash used in discontinued financing activities	—	—	(35)
Net cash provided by discontinued operations	—	19	57
Effect of currency rate changes on cash	(14)	(7)	20
Net increase in cash and cash equivalents	259	336	630
Cash and cash equivalents at beginning of year	1,208	872	242
Cash and cash equivalents at end of year	$ 1,467	$ 1,208	$ 872
Supplementary Cash Flow Information:			
Interest paid	$ 176	$ 138	$ 199
Income taxes paid, net of refunds	$ 706	$ 534	$ 425

See Notes to Consolidated and Combined Financial Statements.

COVIDIEN PLC
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Separation from Tyco International Ltd.

Effective June 29, 2007, Covidien Ltd., a company organized under the laws of Bermuda, became the parent company owning the former healthcare businesses of Tyco International Ltd. (Tyco International). Prior to June 29, 2007, the assets of the healthcare businesses of Tyco International were transferred to Covidien Ltd. On June 29, 2007, Tyco International distributed one common share of Covidien Ltd. for every four common shares of Tyco International, as well as its shares of its former electronics businesses (Tyco Electronics), to the holders of Tyco International common shares on the record date for the distribution, which was June 18, 2007 (the separation).

Reorganization

On January 16, 2009, Covidien plc was incorporated in Ireland, in order to effectuate moving Covidien Ltd's principal executive office from Bermuda to Ireland. Covidien plc operated as a wholly-owned subsidiary of Covidien Ltd. until June 4, 2009, when the outstanding common shares of Covidien Ltd. were cancelled and Covidien plc issued ordinary shares with substantially the same rights and preferences on a one-for-one basis to the holders of the Covidien Ltd. common shares that were cancelled. Upon completion of this transaction, Covidien plc replaced Covidien Ltd. as the ultimate parent company and Covidien Ltd. became a wholly-owned subsidiary of Covidien plc. This transaction was accounted for as a merger between entities under common control; accordingly, the historical financial statements of Covidien Ltd. for periods prior to this transaction are considered to be the historical financial statements of Covidien plc. No changes in capital structure, assets or liabilities resulted from this transaction, other than Covidien plc has provided a guarantee of amounts due under certain borrowing arrangements of a subsidiary as described in notes 10 and 23.

Basis of Presentation

The accompanying financial statements reflect the consolidated operations of Covidien plc (formerly Covidien Ltd.) and its subsidiaries as an independent publicly-traded company following June 29, 2007, and a combined reporting entity comprising the assets and liabilities used in managing and operating Tyco International's healthcare businesses, including Covidien Ltd., prior to and including June 29, 2007. For periods prior to the separation, certain general corporate overhead, net interest expense, loss on early extinguishment of debt and other expenses have been allocated to Covidien plc (Covidien or the Company) by Tyco International. Management believes such allocations are reasonable; however, they may not be indicative of the actual expenses the Company would have incurred had the Company been operating as an independent, publicly-traded company. As a result, the financial statements for fiscal 2007 may not necessarily reflect the results of operations and cash flows of the Company had the Company been an independent, publicly-traded company. Additional information regarding allocated expenses is included in note 17.

The financial statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. These financial statements were issued on November 20, 2009 and subsequent events have been evaluated through that date.

Accounting Policies

Principles of Consolidation—The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included in the financial statements from the effective date of acquisition or up to the date of disposal.

Revenue Recognition—The Company recognizes revenue for product sales when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in non-U.S. jurisdictions.

In certain circumstances, the Company enters into arrangements in which it provides multiple deliverables to its customers. Agreements with multiple deliverables are divided into separate units of accounting. Total revenue is first allocated among the deliverables based upon their relative fair values. Revenue is then recognized for each deliverable in accordance with the principles described above. Fair values are determined based on sales of the individual deliverables to other third parties.

Customers may also require the Company to maintain consignment inventory at the customer's location. The Company recognizes revenues and costs associated with consignment inventory upon the notification of usage by the customer.

The Company sells products both direct to end user customers and through distributors who resell the products to end user customers. Rebates are provided to certain distributors that sell to end user customers at prices determined in accordance with a contract between the Company and the end user customer. Provisions for rebates, as well as sales discounts and returns, are accounted for as a reduction of sales when revenue is recognized and are included in the reserve for returns, rebates and sales allowances within accounts receivable trade on the balance sheets. Rebates are estimated based on sales terms, historical experience and trend analyses. In estimating rebates, the Company considers the lag time between the point of sale and the payment of the distributor's rebate claim, distributor-specific sales trend analyses, contractual commitments, including stated rebate rates, and other relevant information. The Company adjusts reserves to reflect differences between estimated and actual experience, and records such adjustment as a reduction of sales in the period of adjustment. Rebates charged against gross sales amounted to $2.873 billion, $2.400 billion and $2.055 billion in fiscal 2009, 2008 and 2007, respectively.

Research and Development—Internal research and development costs are expensed as incurred. Research and development expenses include salary and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services and other costs.

Amounts related to research and development collaborations with third parties are expensed as incurred up to the point of regulatory approval. Third-party costs subsequent to regulatory approval are capitalized and amortized over the estimated useful life of the related product. Amounts capitalized for such costs are included in intangible assets, net of accumulated amortization.

Advertising—Advertising costs are expensed when incurred. Advertising expense was $83 million, $89 million and $76 million in fiscal 2009, 2008 and 2007, respectively, and is included in selling, general and administrative expenses.

Currency Translation—For the Company's non-U.S. subsidiaries that transact in a functional currency other than U.S. dollars and do not operate in highly inflationary environments, assets and liabilities are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during the related month. The net effect of these translation adjustments is shown in the financial statements as a component of accumulated other comprehensive income within shareholders' equity. For subsidiaries operating in highly inflationary environments or where the functional currency is different from local currency, inventories and property, plant and equipment, including related expenses, are translated at the rate of exchange in effect on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments of these subsidiaries are included in net income.

Cash and Cash Equivalents—All highly liquid investments purchased with maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of losses inherent in the Company's accounts receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other available evidence. Accounts receivable are written off when management determines they are uncollectible.

Inventories—Inventories are recorded at the lower of cost or market value, primarily first-in, first-out. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. The Company generally utilizes the straight-line method of depreciation over the following estimated useful lives of the assets:

Buildings and related improvements	2 to 40 years
Machinery and equipment	2 to 25 years

Upon retirement or other disposal of property, plant and equipment, the cost and related amount of accumulated depreciation are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is included in net income.

The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of assets using undiscounted cash flows. If an asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is estimated based upon the present value of discounted future cash flows or other reasonable estimates of fair value.

Intangible Assets—Intangible assets include intellectual property consisting primarily of patents, trademarks, unpatented technology and customer lists. The Company records intangible assets at cost and amortizes certain of such assets using the straight-line method over ten to forty years. Amortization expense is included in selling, general and administrative expenses. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, the Company amortizes the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. Intangible assets that are not subject to amortization, which are comprised primarily of certain trademarks, are tested for impairment in the same manner as goodwill. The Company reviews intangible assets subject to amortization for impairment in the same manner as property, plant and equipment discussed above.

Business Combinations—Amounts paid for acquisitions are allocated to the tangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The Company then allocates the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

The Company's purchased research and development represents the estimated fair value as of the acquisition date of in-process projects that have not reached technological feasibility and have no alternative future use. The primary basis for determining technological feasibility of these projects is obtaining regulatory approval. The Company expenses the value attributable to in-process research and development (IPR&D) projects at the time of acquisition.

The valuation of IPR&D is determined using the discounted cash flow method. In determining the value of IPR&D, the Company considers, among other factors, appraisals, the stage of completion of the projects, the technological feasibility of the projects, whether the projects have an alternative future use and the estimated residual cash flows that could be generated from the various projects and technologies over their respective projected economic lives. The discount rate used is determined at the time of acquisition and includes a rate of return which accounts for the time value of money, as well as risk factors that reflect the economic risk that the cash flows projected may not be realized.

Goodwill—The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company utilizes a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Treasury Shares—Treasury shares are carried at cost.

Income Taxes—The income tax benefits of a consolidated income tax return have been reflected where such returns have or could be filed based on the entities and jurisdictions included in the financial statements.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax bases of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to reduce net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across the Company's global operations. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when it is determined that the liabilities are no longer necessary. Substantially all of these potential tax liabilities are recorded in non-current income taxes payable on the balance sheets as payment is not expected within one year.

Recently Adopted Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities—In March 2008, the Financial Accounting Standards Board (FASB) issued enhanced disclosure requirements for derivative instruments and hedging activities. The additional disclosures are intended to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The required disclosures regarding derivative instruments and hedging activities are presented in note 12.

Accounting for Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued authoritative literature regarding accounting for defined benefit pension and other postretirement plans, which requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Additional financial statement disclosures are also required. The Company adopted the recognition and disclosure provisions at the end of fiscal 2007, and accordingly, recognized an after-tax reduction of $51 million in accumulated other comprehensive income, a component of shareholders' equity. In addition, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company previously used a measurement date of August 31st; however, in the first quarter of fiscal 2009, the Company transitioned to a measurement date that coincides with its fiscal year end. The adoption of the measurement date provision resulted in a reduction to shareholders' equity to reflect the incremental one-month charge from August to September.

Accounting for Uncertain Tax Positions—In June 2006, the FASB issued authoritative literature, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. This literature prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On September 29, 2007, the Company adopted these provisions. The cumulative effect of adopting these provisions was a $355 million reduction in retained earnings, a $197 million increase in deferred tax assets, primarily due to interest and state specific items, and a $642 million and $90 million increase in income taxes payable and receivable, respectively. In addition, the Company recorded an increase in amounts due from former parent and affiliates pursuant to the Tax Sharing Agreement of $231 million as other income, representing the indirect effect of adoption. Notes 5 and 17 provide additional information regarding income taxes and the Tax Sharing Agreement, respectively.

Recently Issued Accounting Pronouncements

Disclosures about Postretirement Benefit Plan Assets—In December 2008, the FASB issued enhanced disclosure requirements for defined benefit pension and other postretirement benefit plan assets. The additional disclosures are intended to provide users of financial statements with an enhanced understanding of (a) how investment allocation decisions are made, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. The Company is required to comply with these disclosure requirements beginning in fiscal 2010.

Business Combinations—In December 2007, the FASB issued authoritative literature on business combinations, which expands the definition of a business combination and changes the manner in which the Company accounts for business combinations beginning in fiscal 2010. Significant changes include the capitalization of IPR&D as an indefinite-lived asset, the recognition of certain acquired contingent assets and liabilities at fair value, the expensing of acquisition-related restructuring actions and transaction costs, and the recognition of contingent purchase price consideration at fair value on the acquisition date. In addition, post-acquisition changes in deferred tax asset valuation allowances and acquired income tax uncertainties will be recognized as income tax expense or benefit. The accounting treatment for taxes will be applicable to acquisitions that close both prior and subsequent to the adoption of this pronouncement.

2. Acquisitions and License Agreements

Fiscal 2009

Power Medical Interventions, Inc.—In September 2009, the Company's Medical Devices segment acquired Power Medical Interventions, Inc. (PMI), a provider of computer-assisted, power-actuated surgical cutting and stapling products, for approximately $65 million, including debt assumed of $25 million. The acquisition of PMI expanded the Company's surgical stapling solutions. The Company recorded an IPR&D charge of $36 million in connection with the acquisition of PMI. This charge related to the development of second-generation technology that had not yet obtained regulatory approval.

VNUS Medical Technologies, Inc.—In June 2009, the Company's Medical Devices segment acquired VNUS Medical Technologies, Inc. (VNUS), a developer of medical devices for minimally invasive treatment of venous reflux disease, for $473 million, net of cash acquired of $42 million. The acquisition of VNUS expanded the Company's portfolio of vascular intervention products and its presence in the vascular market.

The Company's preliminary allocation of the purchase price for VNUS is as follows (dollars in millions):

Current assets (including cash of $42)	$ 98
Intangible assets (including in-process research and development)	348
Other non-current assets	49
Goodwill (non-tax deductible)	176
Total assets acquired	671
Current liabilities	33
Deferred tax liabilities (non-current)	112
Other non-current liabilities	11
Total liabilities assumed	156
Net assets acquired	$515

Intangible assets acquired include $59 million assigned to in-process research and development that was written off at the date of acquisition. The remaining $289 million of intangible assets relates to $237 million of completed technology with useful life of 11 years and $52 million of customer relationships with a weighted-average useful life of 12 years.

The $59 million in-process research and development charge is related to an alternative minimally invasive device for the treatment of varicose veins and venus reflux that VNUS is developing, which has not yet received regulatory approval. As of the date of acquisition, this technology was not considered to be technologically feasible or to have any alternative future use. Design, testing, clinical trials and regulatory submission are required in order to bring the project to completion. The Company determined the valuation of the in-process research and development using, among other factors, appraisals. The value was based primarily on the discounted cash flow method and was discounted at a 31% rate, which was considered commensurate with the project's risks and stage of development. Future residual cash flows that could be generated from the project were determined based upon management's estimate of future revenue and expected profitability of the project and technology involved. These projected cash flows were then discounted to their present values taking into account management's estimate of future expenses that would be necessary to bring the project to completion.

The following unaudited pro forma data summarize the results of operations for the periods indicated as if the acquisition of VNUS had been completed as of the beginning of the periods presented. The pro forma data give effect to actual operating results prior to the acquisition and adjustments to interest income, intangible asset amortization and income taxes. No effect has been given to cost reductions or operating synergies in this presentation. These pro forma amounts are not indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future.

(Dollars in Millions, Except per Share Data)	2009[1]	2008
Net sales	$10,751	$10,452
Income from continuing operations	930	1,504
Net income	934	1,328
Basic earnings per share:		
Income from continuing operations	$ 1.85	$ 3.01
Net income	1.86	2.66
Diluted earnings per share:		
Income from continuing operations	$ 1.84	$ 2.98
Net income	1.85	2.63

(1) Excludes the $59 million in-process research and development charge associated with the acquisition of VNUS.

Nuvo Research Inc.—In June 2009, the Company's Pharmaceuticals segment entered into a licensing agreement with Nuvo Research Inc. (Nuvo). This licensing agreement grants Covidien commercial rights to market and distribute Pennsaid Lotion and Pennsaid Gel, product candidates for the treatment of osteoarthritis. Pennsaid Lotion was approved by the U.S. Food and Drug Administration in November 2009, while Pennsaid Gel remains in development. This license arrangement included an up-front cash payment of $10 million, which was included in research and development expenses. Covidien is also responsible for all future development activities and expenses. In addition, Covidien may be required to make additional payments up to $120 million based upon the successful completion of specified regulatory and sales milestones, as well as royalty payments on future sales of the products.

Neuromed Development Inc.—In June 2009, the Company's Pharmaceuticals segment entered into a licensing agreement with Neuromed Development Inc. (Neuromed), a subsidiary of Neuromed Pharmaceuticals

Ltd. This licensing agreement grants Covidien commercial rights to market and distribute in the United States EXALGO (hydromorphone HCL extended release), a pain management drug candidate, for an up-front cash payment of $10 million, which was included in research and development expenses. Under the license arrangement, Covidien is obligated to make additional payments up to $73 million based upon the successful completion of specified development and regulatory milestones. During fiscal 2009, $10 million of such milestone payments were made and included in research and development expenses. Covidien will also contribute up to $16 million toward additional development costs incurred by Neuromed and pay royalties on any commercial sales of the developed product.

In addition, during fiscal 2009, the Company completed two smaller acquisitions, acquired a distributor and acquired intangible assets. The Company recorded an IPR&D charge of $20 million associated with the acquisition of intellectual property.

Fiscal 2008

During fiscal 2008, the Company's Medical Devices segment acquired Tissue Science Laboratories plc (TSL), a medical device company dedicated to the research, development and commercialization of tissue implant products for surgical and wound care therapies, for $74 million. The acquisition of TSL provided the Company with a leading tissue repair technology and accelerated its entry into the biologic hernia repair market. TSL's Permacol(R) product complemented the Company's soft tissue product offerings and allowed the Company to offer a full line of differentiated hernia repair products.

In November 2007, the Company's Medical Devices segment acquired Scandius Biomedical, Inc. (Scandius), a developer of medical devices for sports-related surgeries, for $27 million. The acquisition of Scandius enabled the Company to offer customers innovative soft tissue repair devices for common sports injuries. The Company recorded an IPR&D charge of $12 million in connection with this acquisition.

In addition, the Company completed two smaller acquisitions during fiscal 2008 and recorded IPR&D charges totaling $10 million.

Fiscal 2007

In April 2007, the Company's Medical Devices segment acquired intellectual property from Sorbx, LLC (Sorbx), a developer of an absorbable tack technology used in hernia repair procedures, for $30 million. The acquisition of the intellectual property from Sorbx expanded the Company's surgical devices portfolio. The Company recorded an IPR&D charge of $30 million in connection with the acquisition of intellectual property from Sorbx. This charge related to the development of second-generation technology that had not yet obtained regulatory approval.

In September 2006, the Company's Medical Devices segment acquired 59% ownership of Airox S.A. (Airox), a developer of home respiratory ventilator systems, for $59 million (net of cash acquired of $4 million). The Company commenced consolidating this investment in October 2006 and in November 2006, the Company acquired the remaining outstanding shares of Airox in a mandatory tender offer for approximately $47 million. The acquisition of Airox expanded the Company's ventilator product portfolio.

The Company's allocation of the total purchase price of Airox is as follows (dollars in millions):

Current assets (including cash of $4)	$ 15
Intangible assets (including IPR&D)	61
Other non-current assets	1
Goodwill (non-tax deductible)	59
Total assets acquired	136
Current liabilities	11
Deferred tax liabilities (non-current)	10
Other non-current liabilities	5
Total liabilities assumed	26
Net assets acquired	$110

Intangible assets acquired include $19 million assigned to IPR&D that was written off at the dates of acquisition, $8 million of which occurred during fiscal 2007. The IPR&D charges related to the development of second-generation technology that had not yet obtained regulatory approval. As of the acquisition dates, the IPR&D was not considered to be technologically feasible or to have any alternative future use. The remaining intangible assets, which are valued at $42 million, relate to unpatented technology and have useful lives of 15 years.

3. Discontinued Operations and Divestitures

Discontinued Operations

During fiscal 2008, the Company sold its Retail Products segment and its European Incontinence Products business within the Medical Supplies segment because their products and customer bases were not aligned with the Company's long-term strategic objectives. Both of these businesses met the discontinued operations criteria.

Retail Products segment—During fiscal 2008, the Company sold its Retail Products segment for gross cash proceeds of $330 million, subject to working capital adjustments. Deal costs and other adjustments resulted in net cash proceeds of $308 million, which was used to repay a portion of the Company's outstanding borrowings under its credit facility. During fiscal 2008, the Company recorded a $111 million pre-tax loss on sale from discontinued operations related to the Retail Products segment, which included charges totaling $75 million recorded during the first six months of fiscal 2008, to write down the business to its fair value less cost to sell. Fair value used for the impairment assessment was based on the sale agreement. The loss on sale was adjusted in fiscal 2009 because of the receipt of contingent payments and net proceeds from the sale of a Retail Products facility totaling $12 million.

During fiscal 2007, the Company performed an asset impairment analysis and determined that the book value of the Retail Products segment was in excess of its estimated fair value. Accordingly, the Company recorded a goodwill impairment charge of $256 million associated with its former Retail Products segment, which is included in loss on sale of discontinued operations. The estimated fair value of the Retail Products segment was evaluated based on discounted expected future cash flows of the related assets and reflected the adverse trends in raw material and energy costs, and a higher discount rate to represent market conditions existing at the time.

European Incontinence business—During fiscal 2008, the Company also sold its European Incontinence business. As a condition of the sale, the Company was required to contribute cash of $43 million into the business prior to the closing of the transaction. During fiscal 2008, the Company recorded a $75 million pre-tax loss on sale from discontinued operations related to the European Incontinence business, which includes charges totaling $23 million recorded during the first six months of fiscal 2008, to write down the business to its fair value less costs to sell. Fair value used for the impairment assessment was based on the sale agreement.

Financial information—Net sales, income from operations and income (loss) on disposition for discontinued operations are as follows:

(Dollars in Millions)	2009	2008	2007
Net sales	$—	$ 421	$ 853
Income from operations, net of income tax provision of $—, $11 and $3	$—	$ 1	$ 52
Income (loss) on disposition, net of income tax provision (benefit) of $2, $(9) and $(2)	5	(177)	(260)
Income (loss) from discontinued operations, net of income taxes	$ 5	$(176)	$(208)

Change in Plan of Sale

During fiscal 2008, the Company decided to sell its Specialty Chemical business within the Pharmaceuticals segment because its products and customer base were not aligned with the Company's long-term strategic objectives. The Specialty Chemicals business had been classified as held for sale and the results of its activities reflected within discontinued operations. During the fourth quarter of fiscal 2009, the Company ceased efforts to market this business given market conditions existing at the time. As a result, the Specialty Chemicals business no longer met the held for sale and discontinued operations criteria and, accordingly, was reclassified from held for sale to held and used and from discontinued operations to continuing operations for all periods presented. During the fourth quarter of fiscal 2009, the Company recorded $18 million of incremental depreciation and amortization expense relating to the period from the first quarter of fiscal 2008 through the third quarter of fiscal 2009 when the Specialty Chemicals business was classified as held for sale. In addition, the Company recorded a charge of $60 million for the write-off of a previously recognized deferred tax asset resulting from the reclassification of this business to continuing operations.

Divestitures

During fiscal 2009, the Company sold its Sleep Diagnostics product line within the Medical Devices segment. In addition, the Company entered into a definitive agreement to sell its Oxygen Therapy product line, also within the Medical Devices segment. Selling, general and administrative expenses for fiscal 2009 includes charges totaling $21 million for the loss on sale of Sleep Diagnostics and the write-down of Oxygen Therapy to its fair values less cost to sell based on the sale agreement. In September 2009, the Company also announced its plan to divest its Sleep Therapy product line within the Medical Devices segment. The Company plans to reallocate the resources previously used to support these product lines to its faster-growing, higher-margin businesses in which it has or can develop a global competitive advantage.

4. Restructuring Charges

In fiscal 2007, the Company launched a $150 million restructuring program, primarily in its Medical Devices and Medical Supplies segments. This program includes exiting unprofitable product lines in low-growth and declining-growth markets, reducing excess machine capacity, moving production to lower cost alternatives through plant consolidations and outsourcing initiatives, and relocating certain functions. As of September 26, 2008, the Company had substantially completed this program.

In fiscal 2009, the Company launched an additional restructuring program, designed to improve the Company's cost structure and to deliver improved operational growth. This program includes actions across all three segments, as well as corporate. The Company expects to incur charges as these actions are undertaken of approximately $200 million under this program, most of which is expected to occur by the end of 2010. This program excludes acquisition-related restructuring actions, which may be initiated in future periods.

Restructuring charges, including associated asset impairments, by segment are as follows:

(Dollars in Millions)	2009	2008	2007
Medical Devices	$ 7	$ 61	$ 32
Pharmaceuticals	27	6	—
Medical Supplies	17	10	23
Corporate	10	—	2
	$61	$ 77	$ 57

Activity in the Company's restructuring reserves during fiscal 2007, 2008 and 2009 is as follows:

(Dollars in Millions)	Employee Severance and Benefits	Other	Asset Impairment Charges	Total
Charges	$ 39	$ 9	$ 9	$ 57
Utilization	(12)	(8)	(9)	(29)
Balance at September 28, 2007	27	1	—	28
Charges	58	7	18	83
Utilization	(18)	(7)	(18)	(43)
Changes in estimate	(6)	—	—	(6)
Currency translation	(4)	—	—	(4)
Balance at September 26, 2008	57	1	—	58
Charges	51	3	12	66
Utilization	(34)	(4)	(12)	(50)
Changes in estimate	(5)	—	—	(5)
Currency translation	(4)	—	—	(4)
Balance at September 25, 2009	$ 65	$—	$—	$ 65

At September 25, 2009, restructuring liabilities of $65 million remained on the balance sheet, $61 million of which are included in accrued and other current liabilities and the remainder of which are included in other liabilities.

5. Income Taxes

Significant components of income taxes related to continuing operations for each fiscal year are as follows:

(Dollars in Millions)	2009	2008	2007
Current:			
United States:			
Federal	$ 693	$379	$317
State	46	31	38
Non-U.S.	283	140	181
Current income tax provision	1,022	550	536
Deferred:			
United States:			
Federal	(58)	(16)	(63)
State	(6)	15	(6)
Non-U.S.	(9)	(51)	18
Deferred income tax provision	(73)	(52)	(51)
	$ 949	$498	$485

Non-U.S. income from continuing operations before income taxes was $1.186 billion and $1.072 billion for fiscal 2009 and 2008, respectively. Non-U.S. loss from continuing operations before income taxes was $296 million for fiscal 2007.

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations is as follows:

(Dollars in Millions)	2009	2008	2007
Notional U.S. federal income taxes at the statutory rate	$ 648	$ 712	$ 123
Adjustments to reconcile to the income tax provision:			
U.S. state income tax provision, net	26	39	22
Rate differences between non-U.S. and U.S. jurisdictions[1]	(332)	(304)	(221)
Shareholder and class action settlement costs	64	18	421
Valuation allowances	10	1	(43)
Adjustments to accrued income tax liabilities and uncertain tax positions	299	68	71
Allocated loss on the retirement of debt	—	—	43
Investment in subsidiary	60	(60)	—
In-process research and development charges	34	8	3
Withholding tax on repatriated earnings	167	—	—
Other	(27)	16	66
Provision for income taxes	$ 949	$ 498	$ 485

(1) Excludes non-deductible charges and other items which are broken out separately in the statutory rate reconciliation presented.

At September 25, 2009 and September 26, 2008, the total amount of the Company's unrecognized tax benefits was $1.359 billion and $1.053 billion, respectively, of which $1.174 billion would impact the effective tax rate and $185 million would be offset by the write off of related deferred and other tax assets, if recognized. Interest and penalties associated with uncertain tax positions are recognized as components of income tax expense. The Company accrued $130 million of interest and $8 million of penalties during fiscal 2009 and $89 million of interest and $3 million of penalties during fiscal 2008. The total amount of accrued interest related to uncertain tax positions was $459 million and $329 million at September 25, 2009 and September 26, 2008, respectively. In addition, the total amount of accrued penalties related to uncertain tax positions was $26 million and $18 million at September 25, 2009 and September 26, 2008, respectively.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

(Dollars in Millions)	2009	2008[1]
Balance at beginning of fiscal year	$1,053	$1,006
Additions related to current year tax positions	23	43
Additions related to prior period tax positions	320	42
Reductions related to prior period tax positions	(37)	(3)
Settlements	—	(28)
Lapse of statute of limitations	—	(7)
Balance at end of fiscal year	$1,359	$1,053

(1) Amounts have been revised to properly classify certain items.

The Company's and its subsidiaries income tax returns are periodically examined by various tax authorities. Open periods for examination include certain periods during which the Company was a subsidiary of Tyco International. The resolution of these matters is subject to the conditions set forth in the Tax Sharing Agreement discussed in note 17. Tyco International has the right to administer, control and settle all U.S. income tax audits for periods prior to the separation. The Company has significant potential tax liabilities related to these periods and has included its best estimate of the amounts which relate to its operations within the non-current income taxes payable.

The IRS has concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000. Tyco International has appealed certain of the tax adjustments proposed by the IRS which affect all three of the companies and total approximately $1 billion. The Company believes that the amounts recorded in its financial statements related to these matters are adequate. At September 25, 2009, non-current income taxes payable includes approximately $163 million of gross unrecognized tax benefits, which is expected to be settled within the next twelve months, primarily related to the 1997 through 2000 audit cycle. However, the majority of the related cash payments are not expected to be made until fiscal 2011. Non-current income taxes payable also includes anticipated refunds and other items not related to uncertain tax positions.

In addition, in September 2009, Tyco International and the U.S. Internal Revenue Service (IRS) entered into settlements related to certain outstanding tax matters within the 2001 through 2004 audit cycle, which cycle remains open and subject to examination and resolution of other matters. The net effect of the settlements will require Covidien to make a payment of approximately $205 million to the IRS, potentially in fiscal 2011, which is included in non-current income taxes payable on the balance sheet. However, pursuant to the Tax Sharing Agreement, Covidien will receive payments totaling approximately $107 million from Tyco International and Tyco Electronics, which is included in due from former parent and affiliates. The impacts of these settlements are reflected in income tax expense and other income, respectively. Covidien will also be required to reimburse Tyco International and Tyco Electronics an insignificant amount for the Company's portion of their settlements.

As of September 25, 2009, a summary of tax years that remain subject to examination in the Company's major tax jurisdictions are as follows:

United States—federal	1997 and forward
United States—state	1996 and forward
Australia	2004 and forward
Canada	2000 and forward
France	2000 and forward
Germany	2002 and forward
Ireland	2004 and forward
Italy	2004 and forward
Japan	1998 and forward
Netherlands	2003 and forward
Switzerland	2004 and forward
United Kingdom	2004, 2006 and forward

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred tax asset at the end of fiscal 2009 and 2008 are as follows:

(Dollars in Millions)	2009	2008
Deferred tax assets:		
Accrued liabilities and reserves	$ 415	$ 356
Tax loss and credit carryforwards	6,594	6,715
Inventories	110	65
Postretirement benefits	133	47
Federal and state benefit of uncertain tax positions	239	180
Investment in subsidiaries	—	60
Deferred compensation	74	40
Other	131	163
	7,696	7,626
Deferred tax liabilities:		
Property, plant and equipment	(299)	(312)
Intangible assets	(814)	(651)
Other	—	(7)
	(1,113)	(970)
Net deferred tax asset before valuation allowances	6,583	6,656
Valuation allowances	(6,492)	(6,617)
Net deferred tax asset	$ 91	$ 39

Deferred taxes are reported in the following components on the balance sheets:

(Dollars in Millions)	2009	2008
Deferred income taxes (current assets)	$ 464	$ 339
Deferred income taxes (non-current assets)	109	65
Accrued and other current liabilities	(6)	(4)
Deferred income taxes (non-current liabilities)	(476)	(361)
Net deferred tax asset	$ 91	$ 39

At September 25, 2009, the Company had approximately $22.6 billion of net operating loss carryforwards in certain non-U.S. jurisdictions, of which $21.6 billion have no expiration, and the remaining $1.0 billion will expire in future years through 2029. Included in these net operating loss carryforwards are approximately $20 billion of net operating losses that the Company recorded in fiscal 2008 as a result of the receipt of a favorable tax ruling from certain non-U.S. taxing authorities. The Company has recorded a full valuation allowance against this net operating loss as management believes that it is highly unlikely that any of this net operating loss will be utilized. Since there was no impact on the Company's effective tax rate, the net operating loss and corresponding valuation allowance have been excluded from the rate reconciliation previously presented. The Company had $464 million of U.S. federal net operating loss carryforwards and $258 million of U.S. federal capital loss carryforwards at September 25, 2009, which will expire between 2011 through 2029. For U.S. state purposes, the Company had $874 million of net operating loss carryforwards and $241 million of capital loss carryforwards at September 25, 2009, which will also expire between 2010 through 2029.

At September 25, 2009, the Company also had $23 million of tax credits available to reduce future income taxes payable, primarily in jurisdictions within the United States, of which $7 million have no expiration, and the remainder expire during 2010 through 2029.

The valuation allowances for deferred tax assets of $6.492 billion and $6.617 billion at September 25, 2009 and September 26, 2008, respectively, relate principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets.

At September 25, 2009, the Company had certain potential non-U.S. tax attributes that had not been recorded in the financial statements. These attributes include $11.7 billion of non-U.S. special deductions with an indefinite carryforward period. The Company has treated these amounts as special deductions for financial statement purposes since utilization is contingent upon the annual performance of certain economic factors. The Company intends to recognize the applicable portion of the special deduction annually at an estimated tax rate of between 1% and 3% when and if these economic factors are met.

During fiscal 2009, the Company provided for U.S. and non-U.S. income taxes and a 5% withholding tax in the amount of $167 million on earnings that were repatriated (i) in connection with a one-time transaction that was implemented as part of the Company's tax planning strategies and (ii) in jurisdictions where the Company is not permanently reinvested. In general, the remaining earnings of the Company's subsidiaries are considered to be permanently reinvested. At September 25, 2009, there are no significant U.S. accumulated earnings that have not been repatriated. The Company does not believe it practicable to estimate either the accumulated earnings in other jurisdictions or the potential income taxes thereon which could potentially be triggered if repatriation were to occur.

6. Earnings per Share

Following the separation from Tyco International, the Company had 496,869,055 ordinary shares outstanding. This amount is being utilized to calculate earnings per share for the period prior to the separation. The same number of shares has been used to calculate diluted earnings per share and basic earnings per share for the period prior to the separation because no ordinary shares of Covidien were publicly traded prior to July 2, 2007, and no Covidien restricted shares nor share options were outstanding prior to the separation.

The following table sets forth the computation of basic and diluted earnings per share for fiscal 2009, 2008 and 2007:

	2009			2008			2007		
(Amounts in Millions, Except per Share Data)	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Loss	Shares	Per Share Amount
Basic earnings (loss) per share:									
Income (loss) from continuing operations	$902	503	$1.79	$1,537	500	$3.08	$(134)	497	$(0.27)
Diluted earnings (loss) per share:									
Share options and restricted shares	—	2		—	5		—	—	
Income (loss) from continuing operations giving effect to dilutive adjustments	$902	505	$1.78	$1,537	505	$3.04	$(134)	497	$(0.27)

The computation of diluted earnings per share for fiscal 2009, 2008 and 2007 excludes the effect of the potential exercise of options to purchase 15 million, 5 million and 29 million shares, respectively, because the effect would be anti-dilutive. In addition, the computation of diluted earnings per share for fiscal 2007 excludes restricted share awards of 4 million, as the effect would have been anti-dilutive.

7. Inventories

At the end of fiscal 2009 and 2008, inventories were comprised of:

(Dollars in Millions)	2009	2008
Purchased materials and manufactured parts	$ 303	$ 273
Work in process	331	244
Finished goods	700	830
Inventories	$1,334	$1,347

Aggregate reductions in the carrying value with respect to inventories that were still on hand at September 25, 2009 and September 26, 2008, that were deemed to be excess, obsolete, slow-moving or that had a carrying value in excess of market, were $144 million and $122 million, respectively.

8. Property, plant and equipment

At the end of fiscal 2009 and 2008 property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2009	2008
Land	$ 137	$ 138
Buildings and related improvements	1,147	1,084
Machinery and equipment	3,101	2,859
Leasehold improvements	194	175
Construction in progress	350	393
Accumulated depreciation	(2,268)	(2,065)
Property, plant and equipment, net	$ 2,661	$ 2,584

At September 25, 2009 and September 26, 2008, the Company had property under capital lease of $77 million and $224 million, respectively, consisting primarily of buildings. Accumulated amortization of capitalized lease assets was $64 million and $161 million at the end of fiscal 2009 and 2008, respectively.

Depreciation expense was $353 million, $323 million and $299 million in fiscal 2009, 2008 and 2007, respectively. These amounts include depreciation expense on demonstration equipment which is included in other assets on the balance sheet. Maintenance and repair expenditures are charged to expense when incurred and were $101 million in fiscal 2009, $108 million in fiscal 2008, and $99 million in fiscal 2007.

9. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for fiscal 2008 and 2009 were as follows:

(Dollars in Millions)	Medical Devices	Medical Supplies	Pharma-ceuticals	Total
Goodwill at September 29, 2007	$4,871	$389	$532	$5,792
Acquisitions	51	—	—	51
Currency translation	3	—	—	3
Goodwill at September 26, 2008	4,925	389	532	5,846
Acquisitions	200	—	—	200
Goodwill at September 25, 2009	$5,125	$389	$532	$6,046

The gross carrying amount and accumulated amortization of intangible assets at the end of fiscal 2009 and 2008 were as follows:

(Dollars in Millions)	2009 Gross Carrying Amount	2009 Accumulated Amortization	2009 Weighted Average Amortization Period	2008 Gross Carrying Amount	2008 Accumulated Amortization	2008 Weighted Average Amortization Period
Amortizable:						
Unpatented technology	$ 657	$251	21 years	$ 626	$218	21 years
Patents and trademarks	943	349	15 years	659	310	18 years
Customer lists	158	44	16 years	97	34	18 years
Other	168	73	29 years	163	66	29 years
Total	1,926	717	18 years	1,545	628	20 years
Non-Amortizable:						
Trademarks	353			356		
Total intangible assets	$2,279	$717		$1,901	$628	

During the fourth quarter of fiscal 2007, the Company recorded a charge of $33 million for the impairment of a non-amortizable trademark associated with its Pharmaceuticals segment. The impairment was due to a shift in branding strategy that resulted in discontinuing the use of the trademark.

Intangible asset amortization expense for fiscal 2009, 2008 and 2007 was $87 million, $77 million and $82 million, respectively. The estimated aggregate amortization expense is expected to be $102 million for fiscal 2010, $100 million for fiscal 2011, $99 million for fiscal 2012, $98 million for fiscal 2013 and $97 million for fiscal 2014.

10. Debt

At the end of fiscal 2009 and 2008, debt was comprised of:

(Dollars in Millions)	2009	2008
Current maturities of long-term debt:		
Capital lease obligations	$ 5	$ 19
Other	25	—
Total	30	19
Long-term debt:		
Commercial paper program	151	171
5.2% senior notes due October 2010	250	250
5.5% senior notes due October 2012	500	500
6.0% senior notes due October 2017	1,150	1,150
6.6% senior notes due October 2037	850	850
Capital lease obligations	41	45
Other	19	20
Total	2,961	2,986
Total debt	$2,991	$3,005

The Company has a $1.425 billion five-year unsecured senior revolving credit facility expiring in 2012. Borrowings under this credit facility bear interest, at the Company's option, at a base rate or LIBOR, plus a margin dependent on the Company's credit default swap rate (subject to a floor and a cap that is dependent upon the Company's credit ratings). The credit facility agreement contains a covenant limiting the Company's ratio of debt to earnings before interest, income taxes, depreciation and amortization. In addition, the agreement contains other customary covenants, none of which are considered restrictive to the Company's operations. No amount was outstanding under the credit facility at either September 25, 2009 or September 26, 2008.

In February 2008, Covidien International Finance S.A. ("CIFSA"), an indirect wholly-owned subsidiary of the Company, initiated a commercial paper program. The notes issued under the commercial paper program are fully and unconditionally guaranteed by both Covidien plc and Covidien Ltd. Proceeds from the sale of the notes are used for working capital and other corporate purposes. The weighted-average interest rate on the notes issued under the commercial paper program was 0.4% and 3.6% at September 25, 2009 and September 26, 2008, respectively. CIFSA is required to maintain an available unused balance under its revolving credit facility sufficient to support amounts outstanding under the commercial paper program.

The aggregate amounts of external debt, including capital lease obligations, maturing during the next five fiscal years and thereafter are as follows: $30 million, $255 million, $155 million, $504 million, $10 million and $2.037 billion.

The fair value of the Company's unsecured senior notes was approximately $3.068 billion and $2.697 billion at September 25, 2009 and September 26, 2008, respectively.

11. Guarantees

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, the Company entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics, which are discussed in note 17.

In disposing of assets or businesses, the Company often provides representations, warranties and indemnities to cover various risks including, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on its results of operations, financial condition or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities, which are discussed in note 19. In addition, the Company is liable for product performance; however in the opinion of management, such obligations will not significantly affect the Company's results of operations, financial condition or cash flows.

12. Financial Instruments

The Company is exposed to certain risks relating to its business operations. Risks that relate to interest rate exposure, foreign exchange exposure and commodity price exposure are managed by using derivative instruments. Interest rate lock contracts were entered into prior to the issuance of the Company's fixed rate senior notes to manage the risk of changes in interest rates prior to issuance of the debt. Foreign currency option and forward contracts are used to economically manage the foreign exchange exposures of operations outside the United States. Swap contracts on various commodities are periodically entered into to manage the price risk associated with forecasted purchases of commodities used in the Company's manufacturing processes.

The company recognizes all derivative instruments as either assets or liabilities at fair value on the balance sheet. The Company has designated the interest rate lock contracts and certain commodity swap contracts as cash flow hedges. The Company has not designated the foreign currency forward and option contracts as hedging instruments.

Cash Flow Hedges

Interest Rate Exposure—During fiscal 2007, CIFSA entered into a series of forward interest rate lock contracts to hedge the risk of variability in the market interest rates prior to the issuance of its fixed rate senior notes. The rate locks had an aggregate notional value of $1.3 billion and were designated as cash flow hedges at inception. The rate locks were terminated in fiscal 2007 and fiscal 2008 prior to the issuance of the notes. The termination of the rate locks resulted in an aggregate loss of $61 million, substantially all of which was considered to be highly effective at mitigating the risk associated with changes in interest rates. This amount was recorded within accumulated other comprehensive income and is being reclassified to interest expense over the terms of the notes. The amount of loss reclassified from accumulated other comprehensive income to interest expense was insignificant for each of fiscal 2009, 2008 and 2007. As of September 25, 2009, $54 million of this loss remained in accumulated other comprehensive income. The Company has not entered into any other interest rate-related derivative instruments.

Derivative not Designated as Hedging Instruments

Foreign Exchange Exposures—The Company's operations outside the United States are significant. As a result, the Company has both transactional and translational foreign exchange exposure. The Company's policy is to use various forward and option contracts to economically manage foreign currency exposures on accounts and notes receivable, accounts payable, intercompany loans and forecasted transactions denominated in certain foreign currencies, principally the euro, Japanese yen, British pound and Canadian dollar. All forward and option contracts are recorded on the balance sheet at fair value. At September 25, 2009, the Company had foreign currency forward and option contracts outstanding with a notional amount of $765 million. These contracts do not meet the necessary criteria to qualify for hedge accounting. Accordingly, all associated changes in fair value are recognized in earnings.

The fair value of foreign exchange forward and option contracts not designated as hedging instruments is as follows:

(Dollars in Millions)	September 25, 2009
Prepaid expenses and other current assets	$30
Accrued and other current liabilities	49

The net gain (loss) on foreign exchange forward and option contracts not designated as hedging instruments and related hedged items included in selling, general and administrative expenses was $36 million, $(44) million and $(27) million in fiscal 2009, 2008 and 2007, respectively.

The following table provides a summary of significant assets and liabilities that are measured at fair value on a recurring basis as of September 25, 2009:

		Basis of Fair Value Measurement		
(Dollars in Millions)	September 25, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Foreign currency contracts	$30	$—	$30	$—
Liabilities				
Foreign currency contracts	$49	$—	$49	$—

The majority of derivatives entered into by the Company are valued using over-the-counter quoted market prices for similar instruments. The Company does not believe that fair values of these derivative instruments differs materially from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on its results of operations, financial condition or cash flows.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, amounts due from former parent and affiliates, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, investments, accounts payable and derivative financial instruments approximated their carrying values at the end of fiscal 2009 and 2008. The fair value of debt is set forth in note 10. It is not practicable to estimate the fair value of the amounts due to or from former parent and affiliates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and derivative financial instruments. The Company invests its excess cash in deposits or money market funds and diversifies the concentration of cash among different financial institutions that have at least an A credit rating. The Company provides credit and does not generally require collateral; however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their diversity across many geographic areas. Counterparties to the Company's derivative financial instruments are limited to major financial institutions with at least an A/A2 long-term debt rating. While the Company does not require collateral or other security to be furnished by the counterparties to its derivative financial instruments, it minimizes exposure to credit risk by dealing with a diversified group of major financial institutions and actively monitoring outstanding positions.

13. Retirement Plans

Defined Benefit Pension Plans—The Company sponsors a number of defined benefit retirement plans covering certain of its U.S. and non-U.S. employees. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to expense on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on the advice of professionally qualified actuaries. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

Prior to the separation, in limited circumstances, the Company participated in certain co-mingled plans through Tyco International that included plan participants of other Tyco International subsidiaries. Expenses for these plans were accounted for pursuant to administrative cooperation arrangements with Tyco International. During fiscal 2007, the majority of these plans were separated and, accordingly, the Company recorded its portion of the co-mingled plans, assets and the related obligations, which, with respect to its U.S.-based plans, were actuarially determined based on the Employee Retirement Income Security Act of 1974, as amended (ERISA) prescribed calculation.

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans is as follows:

(Dollars in Millions)	U.S. Plans			Non-U.S. Plans		
	2009	2008	2007	2009	2008	2007
Service cost	$ 7	$ 7	$ 8	$ 15	$ 15	$ 14
Interest cost	35	34	34	17	18	14
Expected return on plan assets	(32)	(41)	(40)	(13)	(14)	(12)
Amortization of prior service cost	2	2	2	—	—	—
Amortization of net actuarial loss	11	6	10	2	2	3
Plan settlements, curtailment and special termination benefits	—	5	4	4	1	1
Net periodic benefit cost	$ 23	$ 13	$ 18	$ 25	$ 22	$ 20
Weighted-average assumptions used to determine net pension cost during the year:						
Discount rate	7.0%	6.3%	6.0%	5.6%	5.0%	4.4%
Expected return on plan assets	7.4%	8.0%	8.0%	5.7%	5.5%	5.3%
Rate of compensation increase	3.8%	4.3%	4.0%	3.8%	3.8%	3.6%

The estimated amounts that will be amortized from accumulated income into net periodic benefit cost in fiscal 2010 are as follows:

(Dollars in Millions)	U.S. Plans	Non-U.S. Plans
Amortization of net actuarial loss	$(20)	$ (2)
Amortization of prior service cost	(2)	—

The following table represents the changes in benefit obligations, plan assets and the net amounts recognized on the balance sheet for all U.S. and non-U.S. defined benefit plans at the end of fiscal 2009 and 2008:

(Dollars in Millions)	U.S. Plans		Non-U.S. Plans	
	2009	2008	2009	2008
Change in benefit obligations:				
Benefit obligations at beginning of year	$ 526	$ 577	$ 345	$ 341
Change in measurement date	—	—	2	—
Service cost	7	7	15	15
Interest cost	35	34	17	18
Employee contributions	—	—	2	2
Actuarial loss (gain)	72	(29)	(10)	(21)
Benefits and administrative expenses paid	(47)	(38)	(13)	(13)
Plan settlements, curtailments and special termination benefits	(4)	(25)	(4)	(1)
Currency translation	—	—	—	4
Benefit obligations at end of year	$ 589	$ 526	$ 354	$ 345
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 452	$ 535	$ 242	$ 244
Change in measurement date	(4)	—	(1)	—
Actual return on plan assets	5	(31)	4	(11)
Employer contributions	26	11	33	19
Employee contributions	—	—	2	2
Plan settlements	(4)	(25)	(6)	(2)
Benefits and administrative expenses paid	(47)	(38)	(13)	(13)
Currency translation	—	—	3	3
Fair value of plan assets at end of year	$ 428	$ 452	$ 264	$ 242
Funded status at end of year	$(161)	$ (74)	$ (90)	$(103)
Contributions after the measurement date	—	1	—	1
Net amount recognized on the balance sheet	$(161)	$ (73)	$ (90)	$(102)
Amounts recognized on the balance sheet:				
Non-current assets	$ 1	$ —	$ 29	$ 4
Current liabilities	(3)	(3)	(4)	(4)
Non-current liabilities	(159)	(70)	(115)	(102)
Net amount recognized on the balance sheet	$(161)	$ (73)	$ (90)	$(102)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	$(232)	$(143)	$ (41)	$ (46)
Prior service (cost) credit	(5)	(6)	5	3
Net amount recognized in accumulated other comprehensive income	$(237)	$(149)	$ (36)	$ (43)
Weighted-average assumptions used to determine pension benefit obligations at year end:				
Discount rate	5.5%	7.0%	5.4%	5.6%
Rate of compensation increase	2.8%	3.8%	3.6%	3.8%

For the Company's U.S. plans, the discount rate is based on the market rate for a broad population of Moody's AA-rated corporate bonds over $250 million. For the Company's non-U.S. plans, the discount rate is generally determined by reviewing country and region specific government and corporate bond interest rates.

The accumulated benefit obligation for all U.S. and non-U.S. plans at the end of fiscal 2009 and 2008 is as follows:

	U.S. Plans		Non-U.S. Plans	
(Dollars in Millions)	**2009**	**2008**	**2009**	**2008**
Accumulated benefit obligation	$590	$527	$316	$311

The accumulated benefit obligation and fair value of plan assets for all U.S. and non-U.S. pension plans with accumulated benefit obligations in excess of plan assets at the end of fiscal 2009 and 2008 are as follows:

	U.S. Plans		Non-U.S. Plans	
(Dollars in Millions)	**2009**	**2008**	**2009**	**2008**
Accumulated benefit obligation	$573	$527	$204	$238
Fair value of plan assets	411	452	108	151

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class and individual asset class performance expectations as provided by external advisors. The Company's overall investment objective is to obtain a long-term return on plan assets that is consistent with the level of investment risk that is considered appropriate. Investment risks and returns are reviewed regularly against benchmarks to ensure objectives are being met.

The Company's U.S. pension plans have a target allocation of either 60% equity securities and 40% debt securities or 30% equity securities and 70% debt securities, depending on the status and duration of liabilities of the plan. Various asset allocation strategies are in place for non-U.S. pension plans depending upon local law, status, funding level and duration of liabilities. The Company's non-U.S. pension plans have a weighted-average target allocation of 33% equity securities, 58% debt securities and 9% other asset classes, primarily cash and cash equivalents.

Pension plans have the following weighted-average asset allocations at the end of fiscal 2009 and 2008:

	U.S. Plans		Non-U.S. Plans	
	2009	**2008**	**2009**	**2008**
Equity securities	49%	46%	30%	36%
Debt securities	51	53	62	55
Real estate	—	—	1	2
Cash and cash equivalents	—	1	7	7
Total	100%	100%	100%	100%

Covidien ordinary shares are not a direct investment of the Company's pension funds; however, the pension funds may indirectly include Covidien ordinary shares. The aggregate amount of the Covidien ordinary shares would not be material relative to the total pension fund assets.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will at least make minimum required contributions of $41 million to its U.S. and non-U.S. pension plans in fiscal 2010.

Benefit payments expected to be paid, reflecting future expected service as appropriate, are as follows:

(Dollars in Millions)	U.S. Plans	Non-U.S. Plans
Fiscal 2010	$ 62	$14
Fiscal 2011	53	13
Fiscal 2012	48	15
Fiscal 2013	47	16
Fiscal 2014	47	16
Fiscal 2015-2019	225	94

Defined Contribution Retirement Plans—The Company maintains voluntary 401(k) retirement plans, in which the Company matches a percentage of each employee's contributions. Total Company matching contributions to the plans were $69 million, $63 million and $54 million for fiscal 2009, 2008 and 2007, respectively.

Deferred Compensation Plans—The Company maintains one active nonqualified deferred compensation plan in the United States, which permits eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds generally correspond to the funds offered in the Company's U.S. tax-qualified retirement plan and the account balance fluctuates with the investment returns on those funds. Deferred compensation expense for each period presented was insignificant. Total deferred compensation liabilities were $67 million and $53 million at the end of fiscal 2009 and 2008, respectively.

Rabbi Trusts and Other Investments—The Company maintains several rabbi trusts, the assets of which may be used to pay retirement benefits. The trusts primarily hold life insurance policies and debt and equity securities. The value of the assets held by these trusts was $81 million and $82 million at September 25, 2009 and September 26, 2008, respectively, which were included in other assets on the balance sheets. The rabbi trust assets, which are consolidated, are subject to the claims of the Company's creditors in the event of the Company's insolvency. Plan participants are general creditors of the Company with respect to these benefits. In addition, the Company has other investments which serve as collateral for certain pension plan benefits amounting to $40 million at both September 25, 2009 and September 26, 2008. These amounts were also included in other assets on the balance sheets.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than retirement plan benefits for its employees. However, certain acquired operations provide postretirement medical benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide eligibility for such benefits.

Net periodic postretirement benefit cost is as follows:

(Dollars in Millions)	2009	2008	2007
Service cost	$ 1	$ 2	$ 2
Interest cost	9	9	11
Amortization of prior service credit	(7)	(6)	(5)
Amortization of net actuarial loss	—	1	2
Net periodic postretirement benefit cost	$ 3	$ 6	$ 10
Weighted-average assumptions used to determine net postretirement benefit cost during the year:			
Discount rate	7.0%	6.2%	5.8%

The estimated prior service credit and net loss for postretirement benefit plans that will be amortized from accumulated comprehensive income into net periodic benefit cost in fiscal 2010 aggregate $6 million.

The following table presents the components of the accrued postretirement benefit obligations, all of which are unfunded, at the end of fiscal 2009 and 2008:

(Dollars in Millions)	2009	2008
Change in benefit obligations:		
Benefit obligations at beginning of year	$ 132	$ 166
Change in measurement date	1	—
Service cost	1	2
Interest cost	9	9
Plan amendments	—	(20)
Actuarial loss (gain)	1	(16)
Benefits paid	(9)	(9)
Benefit obligations at end of year	$ 135	$ 132
Change in plan assets:		
Fair value of assets at beginning of year	$ —	$ —
Employer contributions	9	9
Benefits paid	(9)	(9)
Fair value of plan assets at end of year	$ —	$ —
Funded status at end of year	$(135)	$(132)
Contributions after the measurement date	—	1
Accrued postretirement benefit cost	$(135)	$(131)
Amounts recognized on the balance sheet:		
Current liabilities	$ (11)	$ (11)
Non-current liabilities	(124)	(120)
Total amount recognized on the balance sheet	$(135)	$(131)
Amounts recognized in accumulated other comprehensive income consist of:		
Net actuarial loss	$ (17)	$ (16)
Prior service credit	47	55
Net amounts recognized in accumulated other comprehensive income	$ 30	$ 39
Weighted-average assumptions used to determine postretirement benefit obligations at year end:		
Discount rate	5.4%	7.0%

Health care cost trend assumptions are as follows:

	2009	2008
Health care cost trend rate assumed for next fiscal year	8.30%	9.56%
Rate to which the cost trend rate is assumed to decline	4.51%	5.00%
Fiscal year the ultimate trend rate is achieved	2029	2015

A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

(Dollars in Millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	9	(8)

The Company expects to make contributions to its postretirement benefit plans of $11 million in fiscal 2010.

Benefit payments expected to be paid, reflecting future expected service as appropriate, are as follows (dollars in millions):

Fiscal 2010	$11
Fiscal 2011	11
Fiscal 2012	10
Fiscal 2013	10
Fiscal 2014	11
Fiscal 2015-2019	53

14. Equity

Parent Company Investment—Prior to separation, Tyco International's investment in its healthcare businesses, the Company's accumulated net earnings after taxes and the net effect of transactions with and allocations from Tyco International are included in parent company investment in the statement of shareholders' equity. Note 17 provides additional information regarding the allocation to the Company of various expenses incurred by Tyco International. After separation adjustments were recorded, the remaining parent company investment balance, which includes all earnings prior to the separation, was transferred to additional paid-in capital. In addition, during fiscal 2008, following an analyses of the tax contingency reserves allocated to the Company and Tyco Electronics at the separation date, the Company recorded an $18 million increase to additional paid-in capital. This adjustment reflected the net reallocation of income tax reserves between Covidien, Tyco International and Tyco Electronics. Net income subsequent to the separation is included in retained earnings.

Preference Shares—Covidien has authorized 125,000,000 preference shares, par value of $0.20 per share, none of which were issued and outstanding at September 25, 2009 and September 26, 2008. Rights as to dividends, return of capital, redemption, conversion, voting and otherwise with respect to the preference shares may be determined by Covidien's board of directors on or before the time of issuance. In the event of the liquidation of the Company, the holders of any preference shares then outstanding would be entitled to payment to them of the amount for which the preference shares were subscribed and any unpaid dividends prior to any payment to the common shareholders.

Share Repurchase Program—During fiscal 2009, the Board of Directors authorized a program to purchase up to $300 million of the Company's ordinary shares to partially offset dilution related to equity compensation plans. Shares may be repurchased from time to time, based on market conditions. During fiscal 2009, the Company repurchased approximately 6 million ordinary shares for $225 million under this program. The Company also repurchases shares from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares. In addition, the Company repurchases shares to settle certain option exercises. During fiscal 2009, an additional $7 million was spent to acquire shares in connection with such share-based awards. In fiscal 2009, prior to the reorganization discussed in note 1, the Company retired the 2.1 million shares that Covidien Ltd. held in treasury.

Dividends—Covidien paid cash dividends totaling $322 and $320 million during fiscal 2009 and 2008, respectively. On September 24, 2009, the Board of Directors declared a quarterly cash dividend of $0.18 per share to shareholders of record at the close of business on October 6, 2009. The dividend, totaling $87 million, was paid on November 6, 2009.

15. Share Plans

Equity Awards Converted from Tyco International Awards

Prior to the separation, all employee incentive equity awards were granted by Tyco International. On June 29, 2007, Tyco International's outstanding equity awards issued to Covidien employees were converted into equity awards of Covidien. This conversion was considered a modification of an award. Accordingly, the Company compared the fair value of the awards immediately prior to the separation to the fair value immediately after the separation to measure incremental compensation cost, the amount of which was not significant.

Stock Compensation Plans

In March 2009, shareholders approved an amendment and restatement of the Company's 2007 Stock and Incentive Plan, which provides a maximum of 35 million ordinary shares to be issued as stock options, stock appreciation rights, annual performance bonuses, long-term performance awards, restricted units, restricted stock, deferred stock units, promissory stock and other stock-based awards.

Share Options—Options are granted to purchase ordinary shares at prices that are equal to the fair market value of the shares on the date the option is granted. Options generally vest in equal annual installments over a period of four years and expire 10 years after the date of grant. The grant-date fair value of options, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures are estimated based on historical experience.

Option activity from the date of separation to September 25, 2009 and option information at the end of fiscal 2007, 2008 and 2009 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)
Outstanding at June 29, 2007	24,789,245	$40.38		
Granted	5,327,600	43.03		
Exercised	(600,547)	26.63		
Expired/Forfeited	(854,046)	60.39		
Outstanding at September 28, 2007	28,662,252	40.57	6.21	$156
Granted	518,035	41.69		
Exercised	(4,819,292)	32.59		
Expired/Forfeited	(2,349,562)	48.47		
Outstanding at September 26, 2008	22,011,433	41.49	5.61	319
Granted	4,859,065	34.24		
Exercised	(909,533)	20.97		
Expired/Forfeited	(2,344,749)	44.69		
Outstanding at September 25, 2009	23,616,216	40.47	5.73	116
Exercisable as of September 25, 2009	16,087,644	41.92	4.41	82
Expected to vest at September 25, 2009	6,591,482	37.47	8.55	29

As of September 25, 2009, there was $47 million of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted-average period of 1.3 years.

The Company uses the Black-Scholes pricing model to estimate the fair value of options on the date of grant. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. The expected volatility assumption is based on the historical and implied volatility of the Company's peer group with similar business models. The expected life assumption is based on the contractual and vesting term of the option, employee exercise patterns and employee post-vesting termination behavior. The expected annual dividend per share is based on the Company's historical experience as well as expected dividend rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The weighted-average assumptions used in the Black-Scholes pricing model for Covidien options granted in fiscal 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Expected stock price volatility	31.84%	26.66%	26.00%
Risk free interest rate	1.97%	3.37%	4.87%
Expected annual dividend per share	$ 0.64	$ 0.64	$ 0.64
Expected life of options (years)	5.20	5.00	5.14

The weighted-average grant-date fair value of Covidien options granted in fiscal 2009, 2008 and 2007 was $8.87, $8.70 and $11.96, respectively. The total intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $19 million, $74 million and $9 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for fiscal 2009, 2008 and 2007 was not significant.

Restricted Stock Units—Recipients of restricted stock units (RSUs) have no voting rights and generally receive dividend equivalent units which vest upon the vesting of the related shares. RSUs generally vest in equal annual installments over a four-year period. Restrictions on RSUs generally lapse upon normal retirement, death or disability of the employee. The grant-date fair value of RSUs, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the service period. The fair market value of RSUs is determined based on the market value of the Company's shares on the date of grant.

RSU activity from the date of separation to September 25, 2009 is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at June 29, 2007	3,040,792	$38.67
Granted	2,123,352	43.30
Vested	(717,963)	39.51
Forfeited	(44,274)	40.01
Non-vested at September 28, 2007	4,401,907	40.80
Granted	255,924	44.10
Vested	(1,308,618)	41.40
Forfeited	(407,903)	40.76
Non-vested at September 26, 2008	2,941,310	40.82
Granted	914,956	34.37
Vested	(1,313,481)	39.68
Forfeited	(277,854)	40.10
Non-vested at September 25, 2009	2,264,931	38.97

The total fair value of RSUs vested during fiscal 2009, 2008 and 2007 following the separation was $52 million, $54 million and $28 million, respectively. As of September 25, 2009, there was $51 million of unrecognized compensation cost related to RSUs, which is expected to be recognized over a weighted-average period of 1.2 years.

Performance Share Units—Similar to recipients of RSUs, recipients of performance share units (PSUs) have no voting rights and generally receive dividend equivalent units which vest upon the vesting of the related shares. The grant-date fair value of PSUs, adjusted for estimated forfeitures, is generally recognized as expense on a straight-line basis from the grant date through the end of the performance period.

In fiscal 2009, the Company granted 721,578 PSUs. The vesting of PSUs is generally based on relative total shareholder return (total shareholder return for the Company as compared to total shareholder return of a healthcare industry index), measured over a three-year performance period. The healthcare industry index is comprised of seventeen healthcare companies which generally replicate the Company's mix of businesses. Depending on Covidien's relative performance during the performance period, a recipient of the award is entitled to receive a number of ordinary shares equal to a percentage, ranging from 0% to 200%, of the award granted. The Company generally uses the Monte Carlo model to estimate the probability of satisfying the performance criteria and the resulting fair value of the awards. The assumptions used in the Monte Carlo model for PSUs granted in fiscal 2009 were as follows:

Expected stock price volatility	28.20%
Peer group stock price volatility	29.91%
Correlation of returns	42.39%

The weighted-average grant-date fair value per share of PSUs granted in fiscal 2009 was $41.01. As of September 25, 2009, there were 652,250 PSUs outstanding with a weighted-average grant-date fair value per share of $41.22. As of September 25, 2009, there was $14 million of unrecognized compensation cost related to such shares, which is expected to be recognized over a weighted-average period of 1.1 years.

Equity-Based Compensation—Compensation costs related to share-based transactions are recognized in the financial statements based on fair value. Total equity-based compensation cost related to continuing operations was $77 million, $78 million and $75 million for fiscal 2009, 2008 and 2007, respectively, and has been included in selling, general and administrative expenses. The Company recognized a related tax benefit associated with its equity-based compensation arrangements of $27 million, $24 million and $22 million during fiscal 2009, 2008 and 2007, respectively.

Employee Stock Purchase Plans—Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in an employee stock purchase plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches the first $25 thousand of an employee's contribution by contributing an additional 15% of the employee's payroll deduction. This plan provides for a maximum of 5 million ordinary shares to be issued. All shares purchased under the plan are purchased on the open market by a designated broker.

The Company also maintains a Savings Related Share Plan for the benefit of employees of certain qualified non-U.S. subsidiaries in the United Kingdom. The terms of this plan provides for the Company to grant to certain employees the right to purchase shares of the Company at a stated price and receive certain tax benefits. Under this plan, eligible employees in the United Kingdom are granted options to purchase shares at the end of a three-year period at 85% of the fair market value of a Company share on the day before the date such employees were invited to apply for the grant of options. Options under the plan are generally exercisable after a period of three years from the invitation date and expire six months after the date of vesting. This plan provides for a maximum of 1 million ordinary shares to be issued.

16. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

(Dollars in Millions)	Currency Translation	Benefit Plans	Unrecognized Loss on Derivatives	Unrecognized Loss (Gain) on Securities	Accumulated Other Comprehensive Income
Balance at September 30, 2006	$ 446	$(144)	$—	$ (1)	$ 301
Pretax current period change	348	158	(54)	3	455
Income tax expense	—	(62)	—	—	(62)
Adjustment to apply the new recognition requirements for pension and postretirement plans (note 1)	—	(78)	—	—	(78)
Income tax benefit associated with the adjustment to apply the new recognition requirements for pension and postretirement plans	—	27	—	—	27
Balance at September 28, 2007	794	(99)	(54)	2	643
Pretax current period change	71	(1)	(4)	2	68
Income tax expense	—	(4)	—	—	(4)
Balance at September 26, 2008	865	(104)	(58)	4	707
Pretax current period change	(125)	(89)	(1)	(4)	(219)
Income tax expense	—	39	2	—	41
Balance at September 25, 2009	$ 740	$(154)	$ (57)	$—	$ 529

17. Transactions with Former Parent and Affiliates

Cash Management—Tyco International used a centralized approach to cash management and financing of operations. Through the first quarter of fiscal 2007, the Company's cash was available for use and was regularly "swept" by Tyco International at its discretion. Tyco International also funded the Company's operating and investing activities as needed. Transfers of cash both to and from Tyco International's cash management system are included in net transfer to Tyco International Ltd. in the statement of cash flow and as a component of parent company investment within shareholders' equity.

Trade Activity—Prior to separation, the Company purchased certain raw materials and components from Tyco International and its affiliates, at prices which approximated fair value. In fiscal 2007, these purchases totaled $58 million through the date of separation.

Allocated Expenses—Prior to the separation, the Company was allocated corporate overhead expenses from Tyco International for corporate-related functions based on a pro-rata percentage of Tyco International's consolidated net revenue. General corporate overhead expenses primarily related to centralized corporate functions, including treasury, tax, legal, internal audit, human resources and risk management functions. During fiscal 2007, the Company was allocated general corporate expenses incurred by Tyco International of $109 million, which is included in selling, general and administrative expenses. As discussed in note 1, the Company believes the assumptions and methodologies underlying the allocations of general corporate overhead from Tyco International are reasonable. However, such expenses may not be indicative of the actual level of expenses that the Company would have incurred had the Company been operating as an independent, publicly-traded company.

Interest Expense and Interest Income—Tyco International's net interest expense was proportionately allocated to the Company through June 1, 2007, based on the historical funding requirements of the Company using Tyco International's historical weighted-average interest rate on its debt. During fiscal 2007, the Company was allocated interest expense of $93 million and interest income of $16 million.

Loss on Early Extinguishment of Debt—Tyco International allocated to the Company loss on early extinguishment of debt in the amount of $146 million for fiscal 2007, for which no tax benefit was realized. This amount is included in other income (expense), net. The method utilized to allocate loss on early extinguishment of debt is consistent with the method used to allocate net interest expense as described above. Management believes the allocation basis for net interest expense and loss on early extinguishment of debt is reasonable based on the historical financing needs of the Company. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company.

Separation and Distribution Agreement—On June 29, 2007, the Company entered into a Separation and Distribution Agreement and other agreements with Tyco International and Tyco Electronics. These agreements provided for the allocation to Covidien and Tyco Electronics of certain of Tyco International's assets, liabilities and obligations attributable to periods prior to the separation. In addition, these agreements govern the ongoing relationships among Covidien, Tyco International and Tyco Electronics.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, Covidien, Tyco International and Tyco Electronics assumed 42%, 27% and 31%, respectively, of certain of Tyco International's contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the separation brought by any third party. These contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which will be allocated 100% to the relevant company. If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, Covidien may be obligated to pay amounts in excess of its agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

Tax Sharing Agreement—On June 29, 2007, the Company entered into a Tax Sharing Agreement, under which the Company shares responsibility for certain of its, Tyco International's and Tyco Electronics' income tax liabilities for periods prior to the separation. Covidien, Tyco International and Tyco Electronics share 42%, 27% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to its, Tyco International's and Tyco Electronics' U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the separation. All costs and expenses associated with the management of these tax liabilities will be shared equally among the parties. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement.

All the tax liabilities of Tyco International that were associated with the former healthcare businesses of Tyco International became Covidien's tax liabilities following the separation. Although Covidien agreed to share certain of these tax liabilities with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement, Covidien remains primarily liable for all of these liabilities. Accordingly, if Tyco International and Tyco Electronics default on their obligations to Covidien under the Tax Sharing Agreement, Covidien would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and be required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of the Company's agreed upon share of its, Tyco International's and Tyco Electronics' tax liabilities.

The Company has used available information to develop its best estimates for certain assets and liabilities related to periods prior to separation, including amounts subject to or impacted by the provisions of the Tax Sharing Agreement. However, the actual amounts that Covidien may be required to ultimately accrue or pay under the Tax Sharing Agreement could vary depending upon the outcome of the unresolved tax matters, which may not occur for several years. Final determination of the balances will be made in subsequent periods, primarily related to certain pre-separation tax liabilities and tax years open for examination. These balances will also be impacted by the filing of final or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien and/or Tyco Electronics legal entities for periods prior to the separation.

The Company is the primary obligor to the taxing authorities for $1.774 billion of contingent tax liabilities that are recorded on the balance sheet at September 25, 2009, $1.220 billion of which relates to periods prior to the separation and is shared with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement.

Income Tax Receivables—The Company has a long-term receivable from Tyco International and Tyco Electronics totaling $708 million and $585 million at September 25, 2009 and September 26, 2008, respectively. This receivable, which reflects 58% of the contingent tax liabilities that are subject to the Tax Sharing Agreement, is classified as due from former parent and affiliates on the balance sheets. Adjustments to this receivable are recorded in other income (expense), net. During fiscal 2009, the Company recorded other income of $148 million and a corresponding increase to the receivable from Tyco International and Tyco Electronics, which reflects 58% of interest and other income tax payable amounts recorded during fiscal 2009 that will be covered under the Tax Sharing Agreement. This amount includes income of $107 million which represents the effect of Tyco International's settlement of certain outstanding tax matters with the IRS on our receivable from Tyco International and Tyco Electronics as discussed in note 5. During fiscal 2008, the Company recorded other income of $214 million and a corresponding increase to its receivable from Tyco International and Tyco Electronics. This amount includes $231 million ($0.46 for both basic and diluted earnings per share) which reflects the indirect effect of adopting the provisions that clarified the accounting for uncertainty in income taxes discussed in note 1.

Guaranteed Tax Liabilities—Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, the Company entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics. These guarantee arrangements and indemnifications primarily relate to certain contingent tax liabilities; Covidien assumed and is responsible for 42% of these liabilities. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs related to any such liability, the Company would be responsible for a portion of the defaulting party or parties' obligation. These arrangements were valued upon separation from Tyco International using appraisals and a liability of $760 million related to these guarantees was recorded, the offset of which was reflected as a reduction in shareholders' equity.

Each reporting period, the Company evaluates the potential loss which it believes is probable as a result of its commitments under the agreements. To the extent such potential loss exceeds the amount recorded on the balance sheet, an adjustment will be required to increase the recorded liability to the amount of such potential loss. This guarantee is not amortized because no predictable pattern of performance currently exists. As a result, the liability generally will be reduced upon the Company's release from its obligations under the agreements, which may not occur for some years. In addition, as payments are made to indemnified parties, such payments are recorded as reductions to the liability and the impact of such payments is considered in the periodic evaluation of the sufficiency of the liability. During fiscal 2009, following analyses of the tax contingency reserves allocated to the Company and Tyco Electronics at the separation date, the Company increased its guaranteed tax liability by $11 million. A liability of $718 million and $707 million relating to these guarantees was included on the Company's balance sheet at September 25, 2009 and September 26, 2008, respectively.

18. Leases

The Company has facility, vehicle and equipment leases that expire at various dates through the year 2021. Rental expense under facility, vehicle and equipment operating leases was $140 million, $127 million, and $114 million for fiscal 2009, 2008 and 2007, respectively. The Company also has facility and equipment commitments under capital leases.

Following is a schedule of minimum lease payments for non-cancelable leases as of September 25, 2009:

(Dollars in Millions)	Operating Leases	Capital Leases
Fiscal 2010	$ 97	$ 7
Fiscal 2011	66	7
Fiscal 2012	50	6
Fiscal 2013	39	6
Fiscal 2014	35	6
Thereafter	86	29
Total minimum lease payments	$373	61
Less interest portion of payments		(15)
Present value of minimum lease payments		$ 46

19. Commitments and Contingencies

The Company has purchase obligations related to commitments to purchase certain goods and services. At September 25, 2009, such obligations were as follows: $108 million in fiscal 2010, $31 million in fiscal 2011, $26 million in fiscal 2012, $14 million in fiscal 2013 and $15 million in fiscal 2014.

The Company is subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements and other commercial disputes. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon the Company's experience, current information and applicable law, management does not expect that these proceedings will have a material adverse effect on the Company's financial condition. However, one or more of the proceedings could have a material adverse effect on the Company's results of operations or cash flows for a future period. The most significant of these matters are discussed below.

Patent Litigation

The Company and Applied Medical Resources Corp. are involved in the following patent infringement actions related to trocar products used in minimally invasive surgical procedures:

(1) *Applied Medical Resources Corp. v. United States Surgical* is a patent infringement action that was filed in the United States District Court for the Central District of California on July 31, 2003. U.S. Surgical is a subsidiary of the Company. The complaint alleges that U.S. Surgical's Versaseal Plus trocar product infringes Applied Medical's U.S. Patent No. 5,385,553. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. Applied Medical filed a motion for a preliminary injunction, which the district court denied on December 23, 2003. On February 7, 2005, the district court granted U.S. Surgical's motion for summary judgment of non-infringement. Applied Medical appealed the summary judgment ruling. On May 15, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court's grant of summary judgment and remanded the case for further proceedings. On January 9, 2007, the district court entered an order that denied both parties' motions for summary judgment on the grounds that material facts remain in dispute. On February 20, 2008, following a five week trial, a jury returned a verdict finding that U.S. Surgical's product does not infringe Applied Medical's '553 patent. On April 29, 2008, the district court denied Applied Medical's post-trial motion seeking judgment as a matter of law or, alternatively, a new trial. Following this ruling, Applied Medical appealed to the United States Court of Appeals for the Federal Circuit seeking a new trial. Oral argument in that appeal took place on November 6, 2008. On February 24, 2009, the federal appeals court affirmed the district court's denial of Applied Medical's request for a new trial.

(2) *Tyco Healthcare Group LP v. Applied Medical Resources Corp.* is a patent infringement action that was filed in the United States District Court for the Eastern District of Texas, Lufkin Division, on July 19, 2006. The complaint alleges that Applied Medical's "Universal Seal" in its trocar product infringes the Company's U.S. Patent No. 5,304,143, No. 5,685,854, No. 5,542,931, No. 5,603,702 and No. 5,895,377. The Company is seeking injunctive relief and monetary damages. The parties are in the discovery stage. Trial is scheduled to begin on January 11, 2010.

Becton Dickinson and Company v. Tyco Healthcare Group LP is a patent infringement action that was filed in the United States District Court for the District of Delaware on December 23, 2002. The complaint alleges that the Company's Monoject Magellan safety needle and safety blood collector products infringe Becton Dickinson's U.S. Patent No. 5,348,544. Following trial, on October 26, 2004, the jury returned a verdict finding that the Company willfully infringed Becton Dickinson's patent and awarded Becton Dickinson $4 million in lost profits damages and reasonable royalty damages. In post-trial proceedings, the Company filed motions for judgment as a matter of law, or, alternatively, for a new trial. Becton Dickinson filed a post-trial motion for enhanced damages, attorneys' fees, pre-judgment interest and post-judgment interest, and a motion for a permanent injunction. On March 31, 2006, the trial court issued a memorandum and order on the parties' post-trial motions denying the Company's motion for judgment as a matter of law; granting the Company's motion for a new trial on the issue of infringement; and denying Becton Dickinson's motion for enhanced damages, attorneys' fees, pre-judgment interest and post-judgment interest, and a permanent injunction. On November 30, 2007, following the new trial, a jury returned a verdict finding that the Company infringed Becton Dickinson's patent. Before submitting the case to the jury, the district court granted judgment as a matter of law in the Company's favor finding that the Company did not willfully infringe Becton Dickinson's patent. The Company has filed post-trial motions in the district court for judgment as a matter of law, or, in the alternative, for a new trial. Becton Dickinson has filed a motion for permanent injunction. On September 11, 2008, the district court denied the Company's motion for a new trial. On October 17, 2008 the district court denied the Company's motion for judgment as a matter of law. On October 29, 2008, the district court awarded Becton Dickinson $58 million in damages and prejudgment interest; ordered a post-verdict accounting for additional damages that have accrued since the trial's conclusion; and ordered a permanent injunction precluding the Company from selling the Monoject Magellan safety needle products that the jury found to have infringed. The injunction took effect on December 17, 2008. The Company has appealed to the United States Court of Appeals for the Federal Circuit. The Company has launched redesign products that it believes do not infringe Becton Dickinson's patent. The Company has assessed the status of this matter and has concluded that it is more likely than not that the infringement finding will be overturned, and, further, intends to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in the financial statements with respect to any damage award.

The Company and Medrad, Inc. were involved in patent infringement actions related to powered injectors used for the delivery of contrast media to patients undergoing diagnostic imaging procedures. During fiscal 2008, the Company and Medrad entered into an agreement to resolve these cases. In accordance with this agreement, the Company paid Medrad $17 million in exchange for Medrad agreeing not to assert any claim of patent infringement under certain Medrad patents against the Company's power injectors. This settlement charge was included in selling, general and administrative expenses.

Antitrust Litigation

Masimo Corporation v. Tyco Healthcare Group LP and Mallinckrodt, Inc. was filed on May 22, 2002 in the United States District Court for the Central District of California. Masimo alleged violations of antitrust laws by the Company and Mallinckrodt in the markets for pulse oximetry products, claiming that the Company and Mallinckrodt used their market position to prevent hospitals from purchasing Masimo's pulse oximetry products. Masimo sought injunctive relief and monetary damages, including treble damages. Trial in this case began on February 22, 2005. The jury returned its verdict on March 21, 2005, and awarded Masimo $140 million in damages, which are automatically trebled under the antitrust statute to $420 million. On March 22, 2006, the district court issued its memorandum of decision regarding the post-trial motions. In the memorandum, the district court vacated the jury's liability findings on two business practices; affirmed the jury's liability finding on two other business practices; vacated the jury's damage award in its entirety; and ordered a new trial on damages. The district court held the new trial on the damages on October 18 and 19, 2006. On January 25, 2007, the district court ordered an additional hearing on the issue of damages, which took place on March 22, 2007. On June 7, 2007, the district court issued its memorandum of decision in the new trial on damages and awarded Masimo $14.5 million in damages. The damages are automatically trebled under the antitrust statute to an award of $43.5 million. On June 29, 2007, the district court entered final judgment awarding Masimo $43.5 million in damages, denying Masimo's demand for a permanent injunction, and retaining jurisdiction to determine the amount of attorney's fees and costs, if any, to be awarded Masimo. On November 5, 2007, the district court issued an order granting Masimo $8.7 million in attorney's fees and costs. Following entry of judgment, both parties appealed to the United States Court of Appeals for the Ninth Circuit. On October 28, 2009, the United States Court of Appeals for the Ninth Circuit rejected the appeals of both parties and affirmed the district court's award of $43.5 million in damages to Masimo and denial of Masimo's demand for permanent injunction. As a result of this ruling, in fiscal 2009, the Company recorded a charge of $58 million, which includes the damage award, the Company's post-judgment interest and Masimo's attorney's fees and costs. This charge was included in selling, general and administrative expenses.

Beginning on August 29, 2005, with *Allied Orthopedic Appliances, Inc. v. Tyco Healthcare Group, L.P., and Mallinckrodt Inc.*, 12 consumer class actions have been filed in the United States District Court for the

Central District of California. In all of the complaints, the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege they paid for pulse oximetry products as a result of anticompetitive conduct by the Company in violation of the federal antitrust laws. The 12 complaints were subsequently consolidated into a single proceeding styled *In re: Pulse Oximetry Antitrust litigation.* By stipulation among the parties, six putative class representatives dismissed their claims against the Company, leaving six remaining putative class representatives as plaintiffs in the consolidated proceeding. On December 21, 2007, the district court denied the plaintiffs' motion for class certification. On March 14, 2008, the United States Court of Appeals for the Ninth Circuit denied the plaintiffs' request for leave to appeal the district court's denial of their motion for class certification. On July 9, 2008, the district court granted the Company's motion for summary judgment which resulted in the dismissal of all claims. The plaintiffs have appealed both rulings to the United States Court of Appeals for the Ninth Circuit. Oral argument has been scheduled for December 8, 2009.

Rochester Medical Corporation, Inc. v. C.R. Bard, Inc., et al. is a complaint filed against the Company, another manufacturer and two group purchasing organizations (GPOs) in the United States District Court for the Eastern District of Texas on March 15, 2004, seeking injunctive relief and damages. The complaint alleges that the Company and the other defendants conspired or acted to exclude Rochester Medical from markets for urological products in violation of federal and state antitrust laws. Rochester Medical also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. In fiscal 2009, the Company entered into a Settlement Agreement and Release of Claims with Rochester Medical pursuant to which the Company paid Rochester Medical $3.5 million to resolve all claims in this case. This settlement charge was included in selling, general and administrative expenses.

Daniels Sharpsmart, Inc. v. Tyco International (US) Inc., et al. is a complaint filed against the Company, another manufacturer and three GPOs in the United States District Court for the Eastern District of Texas on August 31, 2005, seeking injunctive relief and unspecified monetary damages, including treble damages. The complaint alleges that the Company monopolized or attempted to monopolize the market for sharps containers and that the Company and the other defendants conspired or acted to exclude Daniels from the market for sharps containers in violation of federal and state antitrust laws. Daniels also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. In fiscal 2009, the Company entered into a Settlement Agreement and Release of Claims with Daniels pursuant to which the Company paid Daniels $32.5 million to resolve all claims in this case. This settlement charge was included in selling, general and administrative expenses.

Natchitoches Parish Hospital Service District, et al. v. Tyco International, Ltd., et al. is a class action lawsuit filed against the Company on September 15, 2005 in the United States District Court for the District of Massachusetts. In the complaint, the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege that they and others paid for sharps containers as a result of anticompetitive conduct by the Company in violation of federal antitrust laws. At this time, it is not possible to estimate the amount of loss or probable losses, if any, that might result from an adverse resolution of this matter. The Company intends to vigorously defend this action. On August 29, 2008, the district court granted the plaintiffs' motion for class certification. On December 5, 2008, the United States Court of Appeals for the First Circuit denied the Company's request for leave to appeal the district court's granting of the plaintiffs' motion for class certification. Trial is scheduled to begin on December 7, 2009.

Products Liability Litigation

Mallinckrodt Inc., a subsidiary of the Company, is one of four manufacturers of gadolinium-based contrast agents involved in litigation alleging that administration of these agents causes development of a recently-identified disease, nephrogenic systemic fibrosis, in a small number of patients with advanced renal impairment. The litigation includes a federal multi-district litigation in the United States District Court for the Northern District of Ohio and cases in various state courts. Generally, complaints allege design and manufacturing defects, failure to warn, breach of warranty, fraud and violations of various state consumer protection laws. The Company believes that it has meritorious defenses to these complaints and will vigorously defend against them. When appropriate, the Company settles cases. As of September 25, 2009, there were 66 cases in which the plaintiff has either documented or specifically alleged use of the Company's product, Optimark. The cases are in various stages of the discovery process. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these cases, the Company believes that the final resolution of all known claims, after taking into account amounts already accrued and insurance coverage, will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Asbestos Matters

Mallinckrodt Inc. is named as a defendant in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims, based principally on allegations of past distribution of products incorporating asbestos. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on Mallinckrodt's property. Each case typically names dozens of corporate defendants in addition to Mallinckrodt. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos.

The Company's involvement in asbestos cases has been limited because Mallinckrodt did not mine or produce asbestos. Furthermore, in the Company's experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. The Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims, and intends to continue to vigorously defend these lawsuits. When appropriate, the Company settles claims; however, amounts paid to settle and defend all asbestos claims have been immaterial. As of September 25, 2009, there were approximately 10,900 asbestos liability cases pending against Mallinckrodt.

The Company estimates pending asbestos claims and claims that were incurred but not reported, as well as related insurance recoveries. The Company's estimate of its liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account insurance coverage, will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Environmental Proceedings

The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup and timing of future cash flow is difficult to predict, given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 25, 2009, the Company concluded that it was probable that it would incur remedial costs in the range of $189 million to $375 million, with the high end of the range reflecting the estimated cost to comply fully with Maine Department of Environmental Protection's (MDEP) order discussed below. As of September 25, 2009, the Company concluded that the best estimate within this range was $203 million, of which $18 million was included in accrued and other current liabilities and $185 million was included in other liabilities on the balance sheet. The most significant of these liabilities pertains to a site in Orrington, Maine, which is discussed below. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows. The Company discounts environmental liabilities using a risk-free rate of return when the obligation is fixed or reliably determinable. The impact of the discount was not material in any period presented.

Mallinckrodt LLC, a subsidiary of the Company, owned and operated a chemical manufacturing facility in Orrington, Maine from 1967 until 1982. Mallinckrodt is responsible for the costs of completing an environmental site investigation required by the United States Environmental Protection Agency (EPA) and the MDEP. Based on the site investigation, Mallinckrodt submitted a Corrective Measures Study plan and identified a preferred alternative which was submitted to the EPA and MDEP for approval in 2004. MDEP disagreed with the proposed alternative and served a compliance order on Mallinckrodt LLC and United States Surgical Corporation in December 2008. The compliance order included a directive to remove a significant volume of soils at the site. The Company disagrees with this approach and is vigorously challenging both the process of issuing the compliance order and the ultimate remedy selection described in the compliance order.

On December 19, 2008, Mallinckrodt filed an appeal with the Maine Board of Environmental Protection ("Maine Board") to challenge the terms of the compliance order. Mallinckrodt, MDEP and the Maine Board have been in preliminary proceedings to address numerous procedural issues. A hearing date has been planned for January 2010. In preparation for the hearing on this matter, the Company engaged outside consultants to review and assess its existing plan and to assist in the presentation of its case. As a result of this process, during the fourth quarter of fiscal 2009, the Company revised some of its assumptions regarding remediation options and recorded a charge of $53 million. As of September 25, 2009, the Company estimates that the cost to comply with these proposed remediation alternatives at this site ranges from approximately $96 million to $198 million, with the high end of the range including the estimated cost to comply fully with MDEP order. Although there are still significant uncertainties in the outcome of the pending litigation, and the Company continues to disagree with the level of remediation outlined in the MDEP order, this range is included in the estimate of aggregate environmental remedial costs described above.

The Company recorded asset retirement obligations (AROs) for the estimated future costs primarily associated with legal obligations to decommission two facilities within the Pharmaceuticals segment. As of September 25, 2009 and September 26, 2008, the Company's AROs were $111 million and $99 million, respectively. The accretion of the liability and the depreciation of the capitalized cost are recognized over the estimated useful lives of the facilities, which range from 23 to 25 years. The increase in AROs in fiscal 2009 resulted primarily from interest accretion and additions. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its results of operations, financial condition or cash flows.

Tyco International Legal Proceedings

As discussed in note 17, pursuant to the Separation and Distribution Agreement, the Company assumed a portion of Tyco International's contingent and other corporate liabilities, including potential liabilities related to certain of Tyco International's outstanding litigation matters. A description of Tyco International's various significant outstanding litigation proceedings, for which Covidien will be responsible for 42% of any liabilities that arise upon settlement, is provided in "Part I. Item 3. Legal Proceedings." Covidien, Tyco International and Tyco Electronics are jointly and severally liable for the full amount of these liabilities under the Separation and Distribution Agreement. Accordingly, if Tyco International or Tyco Electronics were to default on their obligation to pay their allocated share of these liabilities, the Company would be required to pay additional amounts.

Securities Class Action Settlement

During fiscal 2007, Tyco International entered into a memorandum of understanding with plaintiffs' counsel in connection with the settlement of 32 securities class action lawsuits. Under the terms of the memorandum of understanding, the plaintiffs agreed to release all claims against Tyco International, the other settling defendants and ten other individuals in consideration of the payment to the certified class of $2.975 billion plus accrued interest. Under the Separation and Distribution Agreement, the companies share in the liability, with Covidien assuming 42%, Tyco International 27% and Tyco Electronics 31% of the total amount. During fiscal 2007, we were allocated a net charge of $1.202 billion from Tyco International. This amount was comprised of our portion of the class action settlement of $1.249 billion, net of our portion of the related insurance recoveries of $47 million.

During fiscal 2008, Tyco International received additional insurance recoveries related to its class action settlement totaling $38 million. Tyco International in turn paid Covidien $16 million for its portion of the recoveries in accordance with the sharing percentages included in the Separation and Distribution Agreement.

Shareholder Settlements

During fiscal 2008, Tyco International paid $109 million to settle two of the remaining cases. These payments were subject to the sharing percentages included in the Separation and Distribution Agreement. Accordingly, during the fiscal 2008, Covidien recorded a charge of $46 million for the payment of its portion of these settlements to Tyco International.

In November 2008, Tyco International signed definitive agreements to settle three additional cases. These agreements called for Tyco International to make payments totaling $28 million. These payments were also subject to the sharing percentages included in the Separation and Distribution Agreement. Accordingly, in fiscal 2008, Covidien recorded an additional charge of $12 million for its portion of these settlements, which were paid in fiscal 2009.

In March 2009, Tyco International reached agreements with the State of Colorado and Franklin Investment Advisors, pursuant to which Tyco International agreed to pay approximately $19 million and $42 million, respectively, to settle these cases. During fiscal 2009, Covidien recorded charges of $26 million for its portion of these settlements in accordance with the sharing percentages included in the Separation and Distribution Agreement. As a result of these and other recent settlements, the reserves for unresolved legacy Tyco International-related securities matters were reassessed and the best estimate for probable loss were determined to be $375 million. During fiscal 2009, the Company recorded an additional charge of $157 million for its portion of the estimated cost to settle these unresolved matters in accordance with the sharing percentages included in the Separation and Distribution Agreement. During fiscal 2009, Tyco International agreed to settle with five of the remaining plaintiffs that had opted-out of the class action settlement and with the ERISA plaintiffs for a total of $269 million. In accordance with the sharing percentages included in the Separation and Distribution Agreement, Covidien's share of these settlements is $113 million, which was within the range of loss previously provided.

Covidien, Tyco International and Tyco Electronics are jointly and severally liable for any settlement obligations with respect to these matters pursuant to the Separation and Distribution Agreement. Accordingly, as of September 25, 2009, Covidien has a $106 million liability for the full amount of the estimated cost to settle these unresolved matters and a corresponding $62 million receivable from Tyco International and Tyco Electronics. Although Covidien believes the net liability reflects the best estimate of the probable loss related to the unresolved Tyco International-related legacy securities claims, the ultimate resolution of these matters could result in a greater or lesser amount than estimated. In addition, it is not possible to estimate the amount of loss or possible loss, if any, that might result from an adverse resolution of any unasserted claims.

Subpoenas and Document Requests from Governmental Entities

Tyco International and others have received various subpoenas and requests from the U.S. Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into Tyco International's governance, management, operations, accounting and related controls. The Department of Labor is investigating Tyco International and the administrators of certain of its benefit plans. Tyco International cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties. The Company's share of any losses resulting from an adverse resolution of this matter is not estimable at this time and could have a material adverse effect on its results of operations, financial condition or cash flows.

Compliance Matters

Tyco International has received and responded to various allegations that certain improper payments were made in recent years by Tyco International subsidiaries, including subsidiaries which are now part of the Company. During 2005, Tyco International reported to the U.S. Department of Justice (DOJ) and the SEC the investigative steps and remedial measures that it had taken in response to the allegations. Tyco International also informed the DOJ and the SEC that it retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act (FCPA), that it would continue to make periodic progress reports to these agencies and that it would present its factual findings upon conclusion of the baseline review. The Company has continued to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by the Company in the course of its ongoing compliance activities. To date, the baseline review and other compliance reviews have revealed that some business practices may not comply with Covidien and FCPA requirements. At this time, the Company cannot predict the outcome of these matters or other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, which may result from an adverse resolution of these matters. However, it is possible that the Company may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its results of operations, financial condition or cash flows.

Any judgment required to be paid or settlement or other cost incurred by the Company in connection with these matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which provides that Covidien, Tyco International and Tyco Electronics will retain liabilities primarily related to each of its continuing operations. Any liabilities not primarily related to particular continuing operations will be shared equally among Covidien, Tyco International and Tyco Electronics.

20. Segment and Geographic Data

Change in Segment Reporting Structure—During the fourth quarter of fiscal 2009, the Company made a number of segment reporting changes to align external reporting with recent changes to its internal reporting structure. The Pharmaceutical Products and Imaging Solutions segments were combined into a single operating segment called Pharmaceuticals. The Company's pharmaceutical and imaging products businesses both face similar challenges including a lengthy product development cycle and extensive regulation by various agencies, such as the U.S. Food and Drug Administration. Integrating the management of these businesses will further allow the Company to better utilize internal resources and achieve cost synergies. In addition, the Company reclassified its SharpSafety and Clinical Care product lines in the United States and Europe from the Medical Devices segment to the Medical Supplies segment, consistent with where management now responsible for their oversight are located. Subsequent to the acquisition of VNUS, the Company determined that the marketing strategies and sales call points associated with these products are better aligned with the businesses within the Medical Supplies segment. Finally, several hernia mechanical devices were reclassified from the Endomechanical Instruments product line to the Soft Tissue Repair product line, both within the Medical Devices segment, and several other less significant transfers between product lines and segments were made. Following these changes, the Company manages and operates its business through the following three segments:

- *Medical Devices* includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, vascular products, clinical care products and other medical products.
- *Pharmaceuticals* includes the development, manufacture and distribution of specialty pharmaceuticals, active pharmaceutical ingredients, specialty chemicals, contrast products and radiopharmaceuticals.
- *Medical Supplies* includes the development, manufacture and sale of nursing care products, medical surgical products, SharpSafety products and original equipment manufacturer products (OEM).

All periods have been restated for the Company's changes to its segment reporting structure discussed above. Selected information by business segment is presented below:

(Dollars in Millions)	2009	2008	2007
Net sales[1]:			
Medical Devices	$ 6,061	$ 5,914	$ 5,213
Pharmaceuticals	2,864	2,655	2,387
Medical Supplies	1,752	1,789	1,717
	$10,677	$10,358	$ 9,317
Operating income:			
Medical Devices	$ 1,730	$ 1,786	$ 1,665
Pharmaceuticals	703	480	427
Medical Supplies	211	193	209
Corporate[2]	(788)	(458)	(1,663)
	$ 1,856	$ 2,001	$ 638
Total assets:			
Medical Devices	$ 9,556	$ 9,182	$ 8,838
Pharmaceuticals	2,915	2,976	2,797
Medical Supplies	1,512	1,523	1,493
Corporate[3]	3,156	2,322	5,200
	$17,139	$16,003	$18,328
Depreciation and amortization:			
Medical Devices	$ 220	$ 198	$ 186
Pharmaceuticals	128	110	112
Medical Supplies	89	91	83
Corporate	3	1	—
	$ 440	$ 400	$ 381
Capital expenditures:			
Medical Devices	$ 185	$ 154	$ 149
Pharmaceuticals	170	175	108
Medical Supplies	57	99	108
Corporate	—	1	4
	$ 412	$ 429	$ 369

(1) Amounts represent sales to external customers. Intersegment sales are not significant. Sales to one of the Company's distributors, which supplies products from all of the Company's segments to many end users, represented 10% of net sales in fiscal 2009. No other customer represented 10% or more of the Company's total net sales in any period presented.

(2) Includes Company corporate expenses, the allocated corporate overhead expenses from Tyco International for fiscal 2007, share-based compensation expense, gains and losses from financing hedges and unallocated segment expenses. Fiscal 2007 also includes a net charge of $1.202 billion allocated to the Company by Tyco International for the Company's portion of the class action settlement and related insurance recoveries (see note 19).

(3) Includes cash and cash equivalents, income tax assets and other corporate assets. Fiscal 2007 also includes assets related to the class action settlement totaling $2.992 billion.

Net sales by groups of products within the Company's segments are as follows:

(Dollars in Millions)	2009	2008	2007
Endomechanical Instruments	$ 1,982	$ 1,928	$1,698
Soft Tissue Repair Products	807	786	642
Energy Devices	867	805	636
Oximetry & Monitoring Products	636	636	597
Airway & Ventilation Products	763	806	766
Vascular Products	574	493	444
Other Products	432	460	430
Medical Devices	6,061	5,914	5,213
Specialty Pharmaceuticals	898	582	468
Active Pharmaceutical Ingredients	405	431	440
Specialty Chemicals	414	448	422
Contrast Products	591	635	570
Radiopharmaceuticals	556	559	487
Pharmaceuticals	2,864	2,655	2,387
Nursing Care Products	790	784	745
Medical Surgical Products	417	431	415
SharpSafety Products	334	362	359
Original Equipment Manufacturer Products	211	212	198
Medical Supplies	1,752	1,789	1,717
	$10,677	$10,358	$9,317

Selected information by geographic area is as follows:

(Dollars in Millions)	2009	2008	2007
Net sales[(1)]:			
United States	$ 6,170	$ 5,713	$5,400
Other Americas	560	586	490
Europe	2,579	2,823	2,385
Asia—Pacific	1,368	1,236	1,042
	$10,677	$10,358	$9,317
Long-lived assets:			
United States	$ 2,074	$ 1,980	$1,890
Other Americas	147	164	160
Europe	426	435	425
Asia—Pacific	130	114	105
	$ 2,777	$ 2,693	$2,580

(1) Sales to external customers are reflected in the regions based on the reporting entity that records the transaction.

21. Summarized Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2009 and 2008, is as follows:

(Dollars in Millions, Except per Share Data)	2009			
	1st Qtr.(1)	2nd Qtr.(2)	3rd Qtr.(3)	4th Qtr.(4)
Net sales	$2,564	$2,798	$2,618	$2,697
Gross profit	1,372	1,548	1,395	1,424
Income from continuing operations	381	185	281	55
Income (loss) from discontinued operations	5	(1)	—	1
Net income	386	184	281	56
Basic earnings per share:				
Income from continuing operations	$ 0.76	$ 0.37	$ 0.56	$ 0.11
Income from discontinued operations	0.01	—	—	—
Net income	0.77	0.36	0.56	0.11
Diluted earnings per share:				
Income from continuing operations	$ 0.75	$ 0.37	$ 0.56	$ 0.11
Income from discontinued operations	0.01	—	—	—
Net income	0.76	0.36	0.56	0.11

(1) Income from continuing operations includes $36 million of legal settlements and $3 million of restructuring charges.

(2) Income from continuing operations includes $183 million of shareholder settlement charges for Covidien's portion of Tyco International's legal settlements with certain shareholders and Covidien's portion of the estimated cost to settle all of the remaining securities cases outstanding, a $20 million in-process research and development charge and $9 million of restructuring charges. Income from continuing operations also includes $156 million of tax incurred on repatriated earnings.

(3) Income from continuing operations includes a $59 million in-process research and development charge, $30 million of research and development expenses related to up front fees and milestone payments for licensing arrangements entered into by our Pharmaceuticals segment and $5 million of restructuring charges.

(4) Income from continuing operations includes a $58 million legal charge associated with an anti-trust case, a charge of $53 million for the estimated additional cost to remediate environmental matters at a site located in Orrington, Maine, $44 million of restructuring charges, a $36 million in-process research and development charge, $21 million of charges related to the Sleep Diagnostics and Oxygen Therapy product lines and $18 million of incremental depreciation and amortization expense relating to the period from the first quarter of fiscal 2008 through the third quarter of fiscal 2009 when the Specialty Chemicals business was classified as held for sale. Income from continuing operations also includes other income of $122 million related to the impact of the Tax Sharing Agreement, primarily resulting from Tyco International's settlement with the IRS of certain outstanding tax matters in the 2001 through 2004 audit cycle.

(Dollars in Millions)	2008			
	1st Qtr.[1]	2nd Qtr.[2]	3rd Qtr.[3]	4th Qtr.[4][5]
Net sales	$2,422	$2,537	$2,709	$2,690
Gross profit	1,263	1,299	1,420	1,433
Income from continuing operations	512	257	343	425
(Loss) income from discontinued operations	(92)	6	(74)	(16)
Net income	420	263	269	409
Basic earnings per share:				
Income from continuing operations	$ 1.03	$ 0.52	$ 0.68	$ 0.85
(Loss) income from discontinued operations	(0.19)	0.01	(0.15)	(0.03)
Net income	0.84	0.53	0.54	0.81
Diluted earnings per share:				
Income from continuing operations	$ 1.02	$ 0.51	$ 0.68	$ 0.84
(Loss) income from discontinued operations	(0.18)	0.01	(0.15)	(0.03)
Net income	0.84	0.52	0.53	0.81

(1) Income from continuing operations includes a $12 million in-process research and development charge, $5 million of restructuring charges and $178 million of other income related to the non-interest portion of the impact of the Tax Sharing Agreement.

(2) Income from continuing operations includes $64 million of restructuring charges and a $31 million shareholder settlement charge for our portion of Tyco International's settlement with the State of New Jersey.

(3) Income from continuing operations includes $10 million of in-process research and development charges, $4 million of restructuring charges and a $4 million shareholder settlement charge, net of insurance recoveries.

(4) Income from continuing operations includes $7 million of shareholder settlement charges, net of an insurance recovery and $4 million of restructuring charges. Income from continuing operations also includes $41 million of other expense related to the non-interest portion of the impact of the Tax Sharing Agreement. This amount includes the impact associated with the adjustments to certain pre-separation tax contingencies discussed in note 14.

(5) During the fourth quarter of fiscal 2008, the Company corrected the accounting applied to the adoption of FASB guidance on accounting for uncertainty in income taxes by increasing the amount of liabilities recorded for certain pre-separation tax contingencies. This adjustment did not affect reported net income in either the first or fourth quarter as the direct effect of adoption was recorded to retained earnings; however, the increase in contingent tax liabilities resulted in a $53 million increase in the recorded amount of receivables due from former parent and affiliates. Since the impact of this guidance on the amounts recorded for these receivables is treated as an indirect impact of adoption, such increase was recorded to other income in the fourth quarter of fiscal 2008.

22. Subsequent Event

In November 2009, the Company's Medical Devices segment acquired Aspect Medical Systems, Inc. (Aspect), a provider of brain monitoring technology, for approximately $210 million, net of cash and short-term investments acquired. This purchase price included the assumption of approximately $60 million of debt. The acquisition of Aspect broadens the Company's product offerings and adds a brain monitoring technology to its product portfolio.

23. Covidien International Finance S.A. (CIFSA)

In December 2006, prior to the separation from Tyco International Ltd., CIFSA was formed. CIFSA, a Luxembourg company, is a holding company that owns, directly or indirectly, all of the operating subsidiaries of Covidien plc. CIFSA is the issuer of the Company's senior notes and commercial paper and the borrower under the revolving credit facility, all of which are fully and unconditionally guaranteed by both Covidien plc and Covidien Ltd., the owners of CIFSA. Covidien plc was incorporated on January 16, 2009 and as discussed in note 1 replaced Covidien Ltd. as the ultimate parent company on June 4, 2009. The following information provides the composition of the Company's income, assets, liabilities, equity and cash flows by relevant group within the Company: Covidien plc and Covidien Ltd. as the guarantors, CIFSA as issuer of the debt and the operating companies that represent assets of CIFSA. There are no other subsidiary guarantees. Consolidating financial information for Covidien plc from the date of formation, Covidien Ltd. and CIFSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

CONSOLIDATING STATEMENT OF OPERATIONS
Fiscal Year Ended September 25, 2009
(dollars in millions)

	Covidien plc	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$—	$ —	$ —	$10,677	$ —	$10,677
Cost of goods sold	—	—	—	4,938	—	4,938
Gross profit	—	—	—	5,739	—	5,739
Selling, general and administrative expenses	4	16	2	3,064	—	3,086
Research and development expenses	—	—	—	438	—	438
In-process research and development charges	—	—	—	115	—	115
Restructuring charges	—	—	—	61	—	61
Shareholder settlements	—		—	183	—	183
Operating (loss) income	(4)	(16)	(2)	1,878	—	1,856
Interest expense	—	—	(174)	(1)	—	(175)
Interest income	—	—	1	24	—	25
Other income, net	—	10	—	135	—	145
Equity in net income of subsidiaries	133	1,036	1,166	—	(2,335)	—
Intercompany interest and fees	(37)	(82)	45	74	—	—
Income from continuing operations before income taxes	92	948	1,036	2,110	(2,335)	1,851
Income tax expense	—	—	—	949	—	949
Income from continuing operations	92	948	1,036	1,161	(2,335)	902
Income from discontinued operations, net of income taxes	—	—	—	5	—	5
Net income	$ 92	$ 948	$1,036	$ 1,166	$(2,335)	$ 907

COVIDIEN PLC
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING STATEMENT OF OPERATIONS
Fiscal Year Ended September 26, 2008
(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$ —	$ —	$10,358	$ —	$10,358
Cost of goods sold	—	—	4,943	—	4,943
Gross profit	—	—	5,415	—	5,415
Selling, general and administrative expenses	28	3	2,892	—	2,923
Research and development expenses	—	—	350	—	350
In-process research and development charges	—	—	22	—	22
Restructuring charges	—	—	77	—	77
Shareholder settlements, net of insurance recoveries	42	—	—	—	42
Operating (loss) income	(70)	(3)	2,074	—	2,001
Interest expense	—	(201)	(8)	—	(209)
Interest income	1	3	40	—	44
Other income (expense), net	214	—	(15)	—	199
Equity in net income of subsidiaries	1,283	1,476	—	(2,759)	—
Intercompany interest and fees	(67)	8	59	—	—
Income from continuing operations before income taxes	1,361	1,283	2,150	(2,759)	2,035
Income tax expense	—	—	498	—	498
Income from continuing operations	1,361	1,283	1,652	(2,759)	1,537
Loss from discontinued operations, net of income taxes	—	—	(176)	—	(176)
Net income	$1,361	$1,283	$ 1,476	$(2,759)	$ 1,361

CONSOLIDATING STATEMENT OF OPERATIONS
Fiscal Year Ended September 28, 2007
(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Net sales	$ —	$—	$9,317	$ —	$9,317
Cost of goods sold	—	—	4,593	—	4,593
Gross profit	—	—	4,724	—	4,724
Selling, general and administrative expenses	9	—	2,479	—	2,488
Research and development expenses	—	—	267	—	267
In-process research and development charges	—	—	38	—	38
Restructuring charges	—	—	57	—	57
Class action settlement, net of insurance recoveries	1,202	—	—	—	1,202
Intangible asset impairment charges	—	—	34	—	34
Operating (loss) income	(1,211)	—	1,849	—	638
Interest expense	—	(80)	(108)	—	(188)
Interest income	—	—	36	—	36
Other expense, net	—	—	(135)	—	(135)
Equity in net (loss) income of subsidiaries	889	228	—	(1,117)	—
Intercompany interest and fees	(20)	9	11	—	—
(Loss) income from continuing operations before income taxes	(342)	157	1,653	(1,117)	351
Income tax expense	—	—	485	—	485
(Loss) income from continuing operations	(342)	157	1,168	(1,117)	(134)
Loss from discontinued operations, net of income taxes	—	—	(208)	—	(208)
Net (loss) income	$ (342)	$157	$ 960	$(1,117)	$ (342)

CONDENSED CONSOLIDATING BALANCE SHEET
At September 25, 2009
(dollars in millions)

	Covidien plc	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Assets						
Current Assets:						
Cash and cash equivalents	$ 1	$ —	$ 135	$ 1,331	$ —	$ 1,467
Accounts receivable trade, net	—	—	—	1,724	—	1,724
Inventories	—	—	—	1,334	—	1,334
Intercompany receivable	—	156	—	21	(177)	—
Prepaid expenses and other current assets	4	—	—	469	—	473
Deferred income taxes	—	—	—	464	—	464
Total current assets	5	156	135	5,343	(177)	5,462
Property, plant and equipment, net	—	—	—	2,661	—	2,661
Goodwill	—	—	—	6,046	—	6,046
Intangible assets, net	—	—	—	1,562	—	1,562
Due from former parent and affiliates	—	—	—	708	—	708
Investment in subsidiaries	8,335	8,745	13,189	—	(30,269)	—
Intercompany loans receivables	—	94	9,193	10,816	(20,103)	—
Other assets	—	—	16	684	—	700
Total Assets	$8,340	$8,995	$22,533	$27,820	$(50,549)	$17,139
Liabilities and Shareholders' Equity						
Current Liabilities:						
Current maturities of long-term debt	$ —	$ —	$ —	$ 30	$ —	$ 30
Accounts payable	—	1	—	499	—	500
Intercompany payable	21	—	—	156	(177)	—
Accrued and other current liabilities	91	1	76	1,541	—	1,709
Total current liabilities	112	2	76	2,226	(177)	2,239
Long-term debt	—	—	2,896	65	—	2,961
Income taxes payable	—	—	—	1,774	—	1,774
Guaranteed contingent tax liabilities	—	—	—	718	—	718
Deferred income taxes	—	—	—	476	—	476
Intercompany loans payable	227	658	10,816	8,402	(20,103)	—
Other liabilities	—	—	—	970	—	970
Total Liabilities	339	660	13,788	14,631	(20,280)	9,138
Shareholders' Equity	8,001	8,335	8,745	13,189	(30,269)	8,001
Total Liabilities and Shareholders' Equity	$8,340	$8,995	$22,533	$27,820	$(50,549)	$17,139

CONDENSED CONSOLIDATING BALANCE SHEET
At September 26, 2008
(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ 181	$ 1,027	$ —	$ 1,208
Accounts receivable trade, net	—	—	1,758	—	1,758
Inventories	—	—	1,347	—	1,347
Intercompany receivable	3	—	—	(3)	—
Prepaid expenses and other current assets	21	—	418	—	439
Deferred income taxes	—	—	339	—	339
Total current assets	24	181	4,889	(3)	5,091
Property, plant and equipment, net	3	—	2,581	—	2,584
Goodwill	—	—	5,846	—	5,846
Intangible assets, net	—	—	1,273	—	1,273
Due from former parent and affiliates	585	—	—	—	585
Investment in subsidiaries	8,026	12,345	—	(20,371)	—
Intercompany loans receivables	94	9,468	10,989	(20,551)	—
Other assets	—	17	607	—	624
Total Assets	$8,732	$22,011	$26,185	$(40,925)	$16,003
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ —	$ 19	$ —	$ 19
Accounts payable	—	—	558	—	558
Intercompany payable	—	3	—	(3)	—
Accrued and other current liabilities	110	77	1,280	—	1,467
Total current liabilities	110	80	1,857	(3)	2,044
Long-term debt	—	2,916	70	—	2,986
Income taxes payable	—	—	1,397	—	1,397
Guaranteed contingent tax liabilities	707	—	—	—	707
Deferred income taxes	—	—	361	—	361
Intercompany loans payable	168	10,989	9,394	(20,551)	—
Other liabilities	—	—	761	—	761
Total Liabilities	985	13,985	13,840	(20,554)	8,256
Shareholders' Equity	7,747	8,026	12,345	(20,371)	7,747
Total Liabilities and Shareholders' Equity	$8,732	$22,011	$26,185	$(40,925)	$16,003

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Fiscal Year Ended September 25, 2009
(dollars in millions)

	Covidien plc	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:						
Net cash (used in) provided by operating activities	$ (14)	$(210)	$(127)	$ 2,226	$ —	$ 1,875
Cash Flows From Investing Activities:						
Capital expenditures	—	—	—	(412)	—	(412)
Acquisition-related payments, net of cash acquired	—	—	—	(608)	—	(608)
Acquisition of licenses and technology	—	—	—	(56)	—	(56)
Sale of investments	—	—	—	48	—	48
Divestitures, net of cash retained by businesses sold	—	—	—	6	—	6
Decrease in restricted cash	—	—	—	4	—	4
Decrease in intercompany loans	—	—	102	—	(102)	—
Other	—	—	—	(9)	—	(9)
Net cash provided by (used in) investing activities	—	—	102	(1,027)	(102)	(1,027)
Cash Flows From Financing Activities:						
Net repayment of commercial paper	—	—	(20)	—	—	(20)
Repayment of external debt	—	—	—	(19)	—	(19)
Dividends paid	(80)	(242)	—	—	—	(322)
Repurchase of shares	(156)	(76)	—	—	—	(232)
Proceeds from exercise of share options	11	8	—	—	—	19
Loan borrowings from (repayments to) parent	227	489	—	(818)	102	—
Intercompany dividend received (paid)	—	—	—	—	—	—
Other	13	31	(1)	(44)	—	(1)
Net cash provided by (used in) financing activities	15	210	(21)	(881)	102	(575)
Effect of currency rate changes on cash	—	—	—	(14)	—	(14)
Net increase (decrease) in cash and cash equivalents	1	—	(46)	304	—	259
Cash and cash equivalents at beginning of year	—	—	181	1,027	—	1,208
Cash and cash equivalents at end of year	$ 1	$ —	$ 135	$ 1,331	$ —	$ 1,467

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Fiscal Year Ended September 26, 2008
(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by continuing operating activities	$(1,341)	$ (114)	$ 2,088	$ —	$ 633
Cash Flows From Investing Activities:					
Capital expenditures	(2)	—	(427)	—	(429)
Acquisition-related payments, net of cash acquired	—	—	(157)	—	(157)
Divestitures, net of cash retained by businesses sold	—	—	263	—	263
Decrease in restricted cash	—	—	22	—	22
Interest in class action settlement fund	1,257	—	—	—	1,257
Decrease in intercompany loans	—	1,309	—	(1,309)	—
Other	—	—	18	—	18
Net cash provided by (used in) continuing investing activities	1,255	1,309	(281)	(1,309)	974
Cash Flows From Financing Activities:					
Net issuance of commercial paper	—	171	—	—	171
Repayment of external debt	—	(3,925)	(82)	—	(4,007)
Issuance of external debt	—	2,727	—	—	2,727
Dividends paid	(320)	—	—	—	(320)
Proceeds from exercise of share options	157	—	—	—	157
Loan borrowings from (repayments to) parent	213	—	(1,522)	1,309	—
Intercompany dividend received (paid)	—	30	(30)	—	—
Other	36	(17)	(30)	—	(11)
Net cash provided by (used in) financing activities	86	(1,014)	(1,664)	1,309	(1,283)
Discontinued Operations:					
Net cash provided by discontinued operating activities	—	—	27	—	27
Net cash used in discontinued investing activities	—	—	(8)	—	(8)
Net cash provided by discontinued operations	—	—	19	—	19
Effect of currency rate changes on cash	—	—	(7)	—	(7)
Net increase in cash and cash equivalents	—	181	155	—	336
Cash and cash equivalents at beginning of year	—	—	872	—	872
Cash and cash equivalents at end of year	$ —	$ 181	$ 1,027	$ —	$ 1,208

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Fiscal Year Ended September 28, 2007
(dollars in millions)

	Covidien Ltd.	CIFSA	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$ 29	$ (64)	$ 2,168	$ —	$ 2,133
Cash Flows From Investing Activities:					
Capital expenditures	(2)	—	(367)	—	(369)
Acquisition-related payments	—	—	(117)	—	(117)
Increase in restricted cash	—	—	(7)	—	(7)
Interest in class action settlement fund	(1,257)	—	—	—	(1,257)
Decrease in intercompany loans	—	213	—	(213)	—
Other	—	—	25	—	25
Net cash (used in) provided by continuing investing activities	(1,259)	213	(466)	(213)	(1,725)
Cash Flows From Financing Activities:					
Repayment of external debt	—	(325)	(200)	—	(525)
Issuance of external debt	—	4,248	50	—	4,298
Allocated debt activity	—	—	(2,291)	—	(2,291)
Proceeds from exercise of share options	16	—	—	—	16
Net transfer from (to) Tyco International Ltd.	1,355	(4,028)	1,357	—	(1,316)
Loan repayments to parent	(138)	—	(75)	213	—
Other	(3)	(44)	10	—	(37)
Net cash provided by (used in) financing activities	1,230	(149)	(1,149)	213	145
Cash Flows From Discontinued Operations:					
Net cash provided by discontinued operating activities	—	—	76	—	76
Net cash provided by discontinued investing activities	—	—	16	—	16
Net cash used in discontinued financing activities	—	—	(35)	—	(35)
Net cash provided by discontinued operations	—	—	57	—	57
Effect of currency rate changes on cash	—	—	20	—	20
Net increase in cash and cash equivalents	—	—	630	—	630
Cash and cash equivalents at beginning of year	—	—	242	—	242
Cash and cash equivalents at end of year	$ —	$ —	$ 872	$ —	$ 872

COVIDIEN PLC
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Dollars in Millions)	Balance at Beginning of Year	Charged to Income	Acquisitions, Divestitures and Other	Deductions	Balance at End of Year
Description					
Fiscal 2009					
Reserve for rebates	$458	$2,873	$ 9	$(2,812)	$528
Allowance for doubtful accounts	$ 48	$ (1)	$—	$ (4)	$ 43
Fiscal 2008					
Reserve for rebates	$373	$2,400	$ (2)	$(2,313)	$458
Allowance for doubtful accounts	$ 46	$ 13	$ 9	$ (20)	$ 48
Fiscal 2007					
Reserve for rebates	$387	$2,055	$ 20	$(2,089)	$373
Allowance for doubtful accounts	$ 42	$ 7	$ 4	$ (7)	$ 46

Performance Graph

The following graph compares the cumulative total return on $100 invested in each of our ordinary shares, the S&P 500 Index and the S&P Healthcare Index for the period beginning on July 2, 2007, the first regular way trading date of our stock, and ending on September 25, 2009, the last day of our fiscal year, assuming reinvestment of all dividends. The stock price performance on the graph below does not necessarily indicate future price performance.



$140
$130
$120
$110
$100
$90
$80
$70
7/2/07
9/28/07
9/26/08
9/25/09
Covidien plc
S&P 500
S&P Healthcare Index

Company / Index	Base Period 7/2/07	Indexed Returns 9/28/07	9/26/08	9/25/09
Covidien plc	100	95.60	127.97	96.75
S&P 500 Index	100	102.03	75.51	73.19
S&P Healthcare Index	100	101.08	85.62	85.12


The healthcare industry has many issues.
Fortunately, we have many solutions.
Assessment
Patient Safety
Medical Accuracy
Training
Treatment
Lowering Costs

Given the complex challenges facing the healthcare industry, everyone from patients and doctors to administrators needs solutions. And now, more than ever, Covidien is providing them. By establishing strong partnerships with the medical community, we've achieved solid results in everything from patient safety and training, to treatment and cost containment. Whatever the need, Covidien offers the innovation, leadership and training to help address it. And help create more positive results. To learn more, visit us at covidien.com/successstories.


COVIDIEN
positive results for life

Principal Executive Office

Covidien plc
Cherrywood Business Park
Loughlinstown, Co. Dublin
Ireland

U.S. Headquarters

Covidien
15 Hampshire Street
Mansfield, MA 02048

www.covidien.com



2009 Irish Statutory Accounts

These accounts form a part of our 2009 Annual Report to Shareholders

COVIDIEN PUBLIC LIMITED COMPANY

Directors' Report and Consolidated Financial Statements

For the Year Ended September 25, 2009

COVIDIEN PLC
Table of Contents

DIRECTORS' REPORT

For the Fiscal Year Ended September 25, 2009

The directors present their report and audited consolidated financial statements for the fiscal year ended September 25, 2009, which are set out on pages 31 to 105.

The directors have elected to prepare the consolidated and parent company financial statements of Covidien plc in accordance with section 1 of the Companies (Miscellaneous Provisions) Act, 2009, which provides that a true and fair view of the state of affairs and profit or loss may be given by preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), as defined in Section 1(1) of the Companies (Miscellaneous Provisions) Act 2009, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made thereunder.

Basis of Presentation

The accompanying financial statements reflect the consolidated operations of Covidien plc and its subsidiaries (Covidien or the Company). The results of the parent company (Covidien plc) are included in the consolidated financial statements from January 16, 2009, the date of incorporation.

Reorganization

On January 16, 2009, Covidien plc was incorporated in Ireland, in order to effectuate moving Covidien Ltd.'s principal executive office from Bermuda to Ireland. Covidien plc operated as a wholly-owned subsidiary of Covidien Ltd., a Bermuda registered company and the then ultimate parent company, until June 4, 2009, when the outstanding common shares of Covidien Ltd. were cancelled and Covidien plc issued ordinary shares with substantially the same rights and preferences on a one-to-one basis to holders of the Covidien Ltd. common shares that were cancelled. Upon completion of this transaction, Covidien plc replaced Covidien Ltd. as the ultimate parent company and Covidien Ltd. became a wholly-owned subsidiary of Covidien plc. This transaction was accounted for in the consolidated financial statements as a merger between entities under common control; accordingly, the historical consolidated financial statements of Covidien Ltd. for periods prior to this transaction are considered to be the historical financial statements of Covidien plc. No changes in capital structure, assets or liabilities of the consolidated financial statements resulted from this transaction, other than Covidien plc has provided a guarantee of amounts due under certain borrowing arrangements of a subsidiary as described in notes 10 and 11 to the consolidated financial statements.

Principal Activities

Covidien plc is the parent company of a group whose principal activity is the development, manufacture and sale of healthcare products for use in clinical and home settings.

Review of the Development and Performance of the Business

Covidien is a global leader in the development, manufacture and sale of healthcare products for use in clinical and home settings. The Company's products are found in almost every hospital in the United States, and it has a significant and growing presence in non-U.S. markets. Covidien's mission is to create and deliver innovative healthcare solutions, developed in ethical collaboration with medical professionals, which enhance the quality of life for patients and improve outcomes for its customers and shareholders.

Covidien operates its businesses through three segments:

- *Medical Devices* includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, products used in vascular therapies and other medical products.
- *Pharmaceuticals* includes the development, manufacture and distribution of specialty pharmaceuticals, active pharmaceutical ingredients, specialty chemicals, contrast products and radiopharmaceuticals.
- *Medical Supplies* includes the development, manufacture and sale of nursing care products, medical surgical products, SharpSafety products and original equipment manufacturer products (OEM).

Key Performance Indicators

The financial measures discussed below are considered "non-U.S. GAAP" financial measures and should be considered supplemental to and not a substitute for financial information prepared in accordance with U.S. GAAP. Our definition of these non-GAAP measures may differ from similarly titled measures used by others. The non-U.S. GAAP financial measures discussed below adjust for specified items that can be highly variable or difficult to predict. We generally use these non-U.S. GAAP financial measures to facilitate our financial and operational decision-making, including evaluation of Covidien's historical operating results, comparison to competitors' operating results and determination of management incentive compensation. Because non-U.S. GAAP financial measures exclude the effect of items that will increase or decrease Covidien's reported results of operations, we strongly encourage investors to review the Company's consolidated financial statements and publicly filed reports in their entirety.

Operational revenue growth, which represents revenue growth after adjusting for the impact of foreign exchange translation was 8% for the Company in fiscal 2009, compared to 7% in fiscal 2008. During fiscal 2008, we entered into a license agreement which allowed us to sell limited quantities of oxycodone hydrochloride extended-release tablets (Oxy ER) for a limited period of time. Sales of Oxy ER in fiscal 2009 and fiscal 2008 were $354 million and $57 million, respectively. We achieved the sales quantity of Oxy ER allowable under the agreement during fiscal 2009; accordingly, there will be no further sales of such tablets. Reconciliations for this non-U.S. GAAP financial measure to increases in net sales, the most directly comparable U.S. GAAP financial measure, are as follows:

(Dollars in Millions)	Fiscal Years		Increase in Net Sales	Change Due to Currency	Operational Revenue Growth
	2009	2008			
Total net sales as filed in Annual Report on Form 10-K	$10,677	$10,358	3%	(5)%	8%

(Dollars in Millions)	Fiscal Years		Increase in Net Sales	Change Due to Currency	Operational Revenue Growth
	2008	2007			
Total net sales as filed in Annual Report on Form 10-K	$10,358	$ 9,317	11%	4%	7%

Adjusted operating margin excludes the items set forth in the reconciliations provided below. Adjusted operating margin decreased slightly to 20.1% in fiscal 2009, compared to 20.3% in fiscal 2008. Growth in adjusted diluted earnings per share (EPS) from continuing operations is the year-over-year improvement in diluted EPS from continuing operations before the items set forth in the reconciliations provided below (net of related tax). In fiscal 2009, the Company's adjusted diluted EPS from continuing operations increased by 5% to $2.84, compared to $2.70 in fiscal 2008. Reconciliations of these non-U.S. GAAP financial measures to operating margin and diluted EPS from continuing operations, the most directly comparable U.S. GAAP financial measures, are as follows:

	Fiscal Year Ended September 25, 2009				
	Sales	Operating Income	Operating margin	Income from continuing operations	Diluted EPS from continuing operations
U.S. GAAP, as filed in Annual Report on Form 10-K	$10,677	$1,856	17.4%	$ 902	$ 1.78
Adjustments:					
Reclass of discontinued operations [1]	—	9		66	0.13
Legal charges [2]	—	94		58	0.12
Licensing fees [3]	—	30		19	0.04
Environmental charge [4]	—	53		32	0.06
Loss on divestiture [5]	—	21		17	0.03
In-process research and development charges [6]	—	115		114	0.23
Restructuring charges [7]	—	61		39	0.08
Shareholder settlements [8]	—	183		183	0.36
Impact of tax sharing agreement [9]	—	—		(126)	(0.25)
Tax matters [10]	—	—		389	0.77
As adjusted	10,677	2,422	22.7	1,693	3.35
Impact of Oxy ER [11]	(354)	(345)	97.5	(259)	(0.51)
As adjusted, excluding impact of Oxy ER	$10,323	$2,077	20.1	$1,434	2.84

(1) Consists of incremental depreciation and amortization expense recorded relating to the period from the first quarter of fiscal 2008 when we classified our Specialty Chemicals pharmaceuticals business as held for sale through the end of fiscal 2008 and the write-off of a previously recognized deferred tax asset.

(2) Represents legal charges associated with three anti-trust cases, which are included in selling, general and administrative expenses.

(3) Consists of research and development expenses related to up front fees and milestone payments for licensing arrangements entered into by our Pharmaceuticals segment.

(4) Represents the estimated additional cost to remediate environmental matters at a site located in Orrington, Maine.

(5) Represents charges included in selling, general and administrative expenses for the loss on sale of Sleep Diagnostics and the write down of Oxygen Therapy to its fair value less cost to sell.

(6) Relates to acquisitions by our Medical Devices segment, primarily VNUS Medical Technologies, Inc. and Power Medical Interventions, Inc.

(7) Primarily relates to severance costs across the Company and impairment charges within our Pharmaceuticals segment.

(8) Represents our portion of Tyco International's legal settlements with certain shareholders and our portion of the estimated cost to settle all of the remaining securities cases outstanding.

(9) Represents other income recorded under our tax sharing agreement with Tyco International and Tyco Electronics, primarily resulting from Tyco International's settlement with the IRS of certain outstanding tax matters in the 2001 through 2004 audit cycle.

(10) Primarily relates to an increase in income tax liabilities resulting from the effect of Tyco International's settlement with the IRS of certain outstanding tax matters in the 2001 through 2004 audit cycle and withholding tax incurred on repatriated earnings.
(11) Represents the sales and direct costs attributable to selling Oxy ER.

	Fiscal Year Ended September 26, 2008				
	Sales	Operating Income	Operating margin	Income from continuing operations	Diluted EPS from continuing operations
U.S. GAAP, as filed in Annual Report on Form 10-K	$10,358	$2,001	19.3%	$1,537	$ 3.04
Adjustments:					
In-process research and development charges [1]	—	22		22	0.04
Restructuring charges [2]	—	77		60	0.12
Shareholder settlements, net of insurance recoveries [3]	—	42		42	0.08
Impact of tax sharing agreement [4]	—	—		(193)	(0.38)
Tax matters [5]	—	—		(70)	(0.14)
As adjusted	10,358	2,142	20.7	1,398	2.77
Impact of Oxy ER [6]	(57)	(47)	82.5	(34)	(0.07)
As adjusted, excluding impact of Oxy ER	$10,301	$2,095	20.3	$1,364	2.70

(1) Primarily relates to acquisitions by our Medical Devices segment.
(2) Consists of restructuring charges of $59 million and related asset impairment charges of $18 million, both primarily within our Medical Devices segment.
(3) Represents our portion of Tyco International's legal settlements with certain shareholders, net of our portion of insurance recoveries.
(4) Represents the non-interest portion of the impact of our tax sharing agreement with Tyco International and Tyco Electronics included in other income.
(5) Primarily represents the tax benefit resulting from the establishment of a deferred tax asset related to our Specialty Chemicals pharmaceuticals business.
(6) Represents the sales and direct costs attributable to selling Oxy ER.

Adjusted free cash flow is viewed as an important indicator of the strength and quality of the business and the availability to the Company of funds for reinvestment or for return to the shareholder. Adjusted free cash flow represents the Company's cash flow from continuing operating activities before the Tyco International-related class action settlement less capital expenditures. In fiscal 2009, adjusted free cash flow was $1.463 billion for the Company, compared to adjusted free cash flow of $1.461 in fiscal 2008. A reconciliation of this non-U.S. GAAP financial measure to net cash provided by continuing operating activities, the most directly comparable U.S. GAAP financial measure, is as follows:

(Dollars in Millions)	2009	2008
Net cash provided by continuing operating activities	$1,875	$ 633
Class action settlement	—	1,257
Capital expenditures	(412)	(429)
Adjusted free cash flow	$1,463	$1,461

Acquisitions

In November 2009, our Medical Devices segment acquired Aspect Medical Systems, Inc. (Aspect), a provider of brain monitoring technology, for approximately $210 million, net of cash and short-term investments acquired. This purchase price included the assumption of approximately $60 million of debt. The acquisition of Aspect broadens our product offerings and adds a brain monitoring technology to our product portfolio.

In September 2009, our Medical Devices segment acquired Power Medical Interventions, Inc. (PMI), a provider of computer-assisted, power-actuated surgical cutting and stapling products, for approximately $65 million, including debt assumed of $25 million. The acquisition of PMI expanded our surgical stapling solutions.

In June 2009, our Medical Devices segment acquired VNUS Medical Technologies, Inc. (VNUS), a developer of medical devices for minimally invasive treatment of venous reflux disease, for $473 million, net of cash acquired of $42 million. The acquisition of VNUS expanded our portfolio of vascular intervention products and our presence in the vascular market.

During fiscal 2008, our Medical Devices segment acquired Tissue Science Laboratories plc (TSL), a medical device company dedicated to the research, development and commercialization of tissue implant products for surgical and wound care therapies, for $74 million. The acquisition of TSL provided us with a leading tissue repair technology and accelerated our entry into the biologic hernia repair market. TSL's Permacol(R) product complemented our soft tissue product offerings and allowed us to offer a full line of differentiated hernia repair products.

In November 2007, our Medical Devices segment acquired Scandius Biomedical, Inc. (Scandius), a developer of medical devices for sports-related surgeries, for $27 million. The acquisition of Scandius enabled us to offer customers innovative soft tissue repair devices for common sports injuries.

Licensing Agreements

In June 2009, our Pharmaceuticals segment entered into a licensing agreement with Nuvo Research Inc. (Nuvo). This licensing agreement grants us commercial rights to market and distribute Pennsaid Lotion and Pennsaid Gel, product candidates for the treatment of osteoarthritis. Pennsaid Lotion was approved by the FDA in November 2009, while Pennsaid Gel remains in development. This license arrangement included an up-front cash payment of $10 million, which was included in research and development expenses. We are also responsible for all future development activities and expenses. In addition, we may be required to make additional payments up to $120 million based upon the successful completion of specified regulatory and sales milestones, as well as royalty payments on future sales of the products.

In June 2009, our Pharmaceuticals segment entered into a licensing agreement with Neuromed Development Inc. (Neuromed), a subsidiary of Neuromed Pharmaceuticals Ltd. This licensing agreement grants us commercial rights to market and distribute in the United States EXALGO (hydromorphone HCL extended release), a pain management drug candidate, for an up-front cash payment of $10 million, which was included in research and development expenses. Under the license arrangement, we are obligated to make additional payments up to $73 million based upon the successful completion of specified development and regulatory milestones. During fiscal 2009, $10 million of such milestone payments were made and included in research and development expenses. We will also contribute up to $16 million toward additional development costs incurred by Neuromed and pay royalties on any commercial sales of the developed product.

Divestitures

During fiscal 2009, we sold our Sleep Diagnostics product line within our Medical Devices segment. In addition, we entered into a definitive agreement to sell our Oxygen Therapy product line, also within our Medical Devices segment. Selling, general and administrative expenses for fiscal 2009 includes charges totaling

$21 million for the loss on sale of Sleep Diagnostics and the write-down of Oxygen Therapy to its fair value less cost to sell based on the sale agreement. In September 2009, we also announced our plan to divest our Sleep Therapy product line within our Medical Devices segment. We plan to reallocate the resources previously used to support these product lines to our faster-growing, higher-margin businesses in which we have or can develop a global competitive advantage.

During fiscal 2008, we sold our Retail Products segment and our European Incontinence Products business within our Medical Supplies segment because their products and customer bases were not aligned with our long-term strategic objectives. Both of these businesses met the discontinued operations criteria and, accordingly, have been included in discontinued operations for all periods presented. See "Discontinued Operations" for further information.

Results of Operations

The following table presents results of operations, including percentage of net sales:

	Fiscal Years			
(Dollars in Millions)	**2009**		**2008**	
Net sales	$10,677	100.0%	$10,358	100.0%
Cost of goods sold	4,938	46.2	4,943	47.7
Gross profit	5,739	53.8	5,415	52.3
Selling, general and administrative expenses	3,136	29.4	2,923	28.2
Research and development costs	438	4.1	350	3.4
In-process research and development charges	115	1.1	22	0.2
Restructuring charges	61	0.6	77	0.7
Shareholder settlements, net of insurance recoveries	183	1.7	42	0.4
Operating income	1,806	16.9	2,001	19.3
Interest income	25	0.2	44	0.4
Interest expense	(175)	(1.6)	(209)	(2.0)
Other income, net	145	1.4	199	1.9
Income before taxation from continuing operations	1,801	16.9	2,035	19.6
Taxation	930	8.7	498	4.8
Profit after taxation from continuing operations	871	8.2	1,537	14.8
Income (loss) from discontinued operations, net of taxation	5	—	(176)	(1.7)
Profit after taxation	$ 876	8.2	$ 1,361	13.1

Net sales—Our net sales for fiscal 2009 increased $319 million, or 3.1%, to $10.677 billion, compared with $10.358 billion in fiscal 2008. Unfavorable currency exchange rate fluctuations resulted in a $469 million decrease to net sales in fiscal 2009. The remaining increase in net sales was primarily driven by increased sales within our Medical Devices segment and $297 million of incremental sales of Oxy ER within our Pharmaceuticals segment.

Net sales generated by our businesses in the United States were $6.170 billion and $5.713 billion in fiscal 2009 and 2008, respectively. Our non-U.S. businesses generated net sales of $4.507 billion and $4.645 billion in fiscal 2009 and 2008, respectively. Our business outside the United States represents approximately 42% and 45% of our net sales for fiscal 2009 and 2008, respectively. The decrease in the proportion of non-U.S. net sales in fiscal 2009, compared with fiscal 2008 is attributable to the sales of Oxy ER in the United States and currency exchange rate fluctuations.

Costs of goods sold—Cost of goods sold was 46.2% of net sales for fiscal 2009, compared with 47.7% of net sales for fiscal 2008. The decrease in cost of products sold as a percent of net sales in fiscal 2009 was primarily attributable to favorable sales mix in the Pharmaceuticals segment, resulting largely from sales of Oxy ER, which resulted in a decrease of 1.3 percentage points.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $213 million, or 7.3%, to $3.136 billion in fiscal 2009, compared with $2.923 billion in fiscal 2008. Selling, general and administrative expenses were 29.4% of net sales for fiscal 2009, compared with 28.2% of net sales for fiscal 2008. The increase in selling, general and administrative expenses as a percentage of net sales was primarily due to increased legal and consulting costs, $127 million of which related to three anti-trust cases, an increase in estimated environmental remediation costs of $82 million, primarily related to a site in Orrington, Maine, and planned growth in selling and marketing. These cost increases were partially offset by currency gains.

Research and development expenses—Research and development expense increased $88 million, or 25.1%, to $438 million in fiscal 2009, compared with $350 million in fiscal 2008. This increase resulted primarily from $37 million of incremental research and development expenses incurred in connection with the Nuvo and Neuromed license arrangements entered into by our Pharmaceuticals segment and increased spending in our Medical Devices segment. As a percentage of our net sales, research and development expenses were 4.1% for fiscal 2009, compared with 3.4% for fiscal 2008.

In-process research and development charges—During fiscal 2009, our Medical Devices segment recorded a charge of $59 million for the write-off of in-process research and development associated with the acquisition of VNUS. The $59 million in-process research and development charge is related to an alternative minimally invasive device for the treatment of varicose veins and venus reflux that VNUS is developing, which has not yet received regulatory approval. As of the date of acquisition, this technology was not considered to be technologically feasible or to have any alternative future use. Design, testing, clinical trials and regulatory submission are required in order to bring the project to completion. If the device receives regulatory approval, we anticipate that it will occur in fiscal 2013 and be released to the market shortly thereafter. Management determined the valuation of the in-process research and development using, among other factors, appraisals. The value was based primarily on the discounted cash flow method and was discounted at a 31% rate, which was considered commensurate with the project's risks and stage of development. Future residual cash flows that could be generated from the project were determined based upon management's estimate of future revenue and expected profitability of the project and technology involved. These projected cash flows were then discounted to their present values taking into account management's estimate of future expenses that would be necessary to bring the project to completion. We can not assure that the underlying assumptions used to prepare the discounted cash flow analysis will prove to be accurate or that the timely completion of the project to commercial success will occur. Actual results may differ from our estimates due to the inherent uncertainties associated with research and development projects. In addition to this charge, during fiscal 2009, our Medical Devices segment recorded charges of $56 million for the write-off of in-process research and development, of which $36 million was associated with the acquisition of PMI and $20 million with the acquisition of intellectual property.

During fiscal 2008, our Medical Devices segment recorded a charge of $12 million for the write-off of in-process research and development associated with the acquisition of Scandius. In addition to this charge, our Medical Devices and Pharmaceuticals segments recorded in-process research and development charges totaling $10 million in connection with two smaller acquisitions. These above in-process research and development charges related to the development of second-generation technology that had not yet obtained regulatory approval.

Restructuring charges—During fiscal 2009, we recorded restructuring charges of $61 million, comprised of restructuring charges of $66 million, partially offset by changes in estimates of $5 million. The $66 million of restructuring charges includes asset impairment charges of $12 million primarily related to the write-down of long-lived assets of a manufacturing facility within our Pharmaceutical segment, which will be closed as a result of cost savings initiatives. The remaining charges and changes in estimates primarily relate to severance costs across all segments and corporate.

During fiscal 2008, we recorded restructuring charges of $77 million, which is comprised of restructuring charges of $83 million, partially offset by changes in estimates of $6 million. The $83 million of restructuring charges includes asset impairment charges of $18 million primarily related to the write-down of long-lived assets of a manufacturing facility within our Medical Devices segment, which has been closed as a result of cost savings initiatives. The remaining charges and changes in estimates primarily relate to workforce reductions also within Medical Devices.

Class action and shareholder settlements, net of insurance recoveries—In March 2009, Tyco International reached agreements with the State of Colorado and Franklin Investment Advisors, pursuant to which Tyco International agreed to pay approximately $19 million and $42 million, respectively, to settle these cases. During fiscal 2009, we recorded charges of $26 million for our portion of these settlements in accordance with the sharing percentages included in the Separation and Distribution Agreement. As a result of these and other recent settlements, the reserves for unresolved legacy Tyco International-related securities matters were reassessed and the best estimate for probable loss was determined to be $375 million. During fiscal 2009, we recorded an additional charge of $157 million for our portion of the estimated cost to settle these unresolved matters in accordance with the sharing percentages included in the Separation and Distribution Agreement. During fiscal 2009, Tyco International agreed to settle with five of the remaining plaintiffs that had opted-out of the class action settlement and with plaintiffs who had brought Employee Retirement Income Security Act related claims for a total of $269 million. In accordance with the sharing percentages included in the Separation and Distribution Agreement, our share of these settlements is $113 million, which was within the range of loss previously provided.

During fiscal 2008, Tyco International paid $109 million to settle two of the remaining cases. These payments were subject to the sharing percentages included in the Separation and Distribution Agreement. Accordingly, during the fiscal 2008, we recorded a charge of $46 million for the payment of our portion of these settlements to Tyco International.

In November 2008, Tyco International signed definitive agreements to settle three additional cases. These agreements called for Tyco International to make payments totaling $28 million. These payments were also subject to the sharing percentages included in the Separation and Distribution Agreement. Accordingly, in fiscal 2008, we recorded an additional charge of $12 million for our portion of these settlements.

During fiscal 2008, Tyco International received insurance recoveries totaling $38 million related to the class action settlement discussed above. Tyco International in turn paid us $16 million for our portion of the recoveries in accordance with the sharing percentages included in the Separation and Distribution Agreement.

Operating income—In fiscal 2009, operating income decreased $195 million to $1.806 billion, compared with $2.001 billion in fiscal 2008. The decrease in operating income in fiscal 2009 was primarily due a $181 million increase in research and development expenditures resulting primarily from the acquisitions of VNUS and PMI and the Nuvo and Neuromed license arrangements, a $141 million increase in net shareholder settlements, increased legal costs, $127 million of which related to three anti-trust cases, and an $82 million increase in estimated environmental remediation costs, primarily related to a site located in Orrington, Maine, partially offset by higher sales and increased gross profit.

Interest Expense and Interest Income—During fiscal 2009 and 2008, interest expense was $175 million and $209 million, respectively. The decrease in interest expense for fiscal 2009, compared with fiscal 2008, resulted from a decrease in our average outstanding debt balances. During fiscal 2009 and 2008, interest income was $25 million and $44 million, respectively.

Other Income (Expense), net—Other income, net of $145 million for fiscal 2009 includes income of $148 million and a corresponding increase to our receivable from Tyco International and Tyco Electronics, which reflects 58% of interest and other income tax payable amounts recorded during fiscal 2009 that will be covered under the Tax Sharing Agreement. The $148 million includes income of $107 million which represents the effect of Tyco International's settlement of certain outstanding tax matters with the IRS on our receivable from Tyco International and Tyco Electronics.

Other income, net of $199 million for fiscal 2008 includes income of $214 million and a corresponding increase to our receivable from Tyco International and Tyco Electronics. The $214 million includes $231 million ($0.46 for both basic and diluted earnings per share) which represents the indirect effect of changes to our accounting for uncertain income tax positions discussed in "Recently Adopted Accounting Pronouncements" included in the notes to the consolidated financial statements. Other income, net for fiscal 2008 also includes income of $21 million related to an increase in our receivable from Tyco International and Tyco Electronics in accordance with the Tax Sharing Agreement, primarily related to interest. These amounts are partially offset by adjustments to certain pre-separation tax contingencies and an audit settlement, which resulted in a $38 million decrease to our receivable from Tyco International and Tyco Electronics and a corresponding charge to other expense.

Income Tax Expense—Income tax expense was $930 million and $498 million on income from continuing operations before income taxes of $1.801 billion and $2.035 billion for fiscal 2009 and 2008, respectively. Our effective tax rate was 51.6% for fiscal 2009 compared with 24.5% for fiscal 2008.

The increase in the effective tax rate for fiscal 2009, compared with fiscal 2008, resulted from the effect of Tyco International's settlement with the IRS of certain outstanding tax matters within the 2001 through 2004 audit cycle and withholding tax incurred on repatriated earnings. We, together with Tyco International and Tyco Electronics have significant potential tax liabilities related to periods prior to the separation from Tyco International. Under the Tax Sharing Agreement, Tyco International has the right to administer, control and settle all U.S. income tax audits for periods prior to and including June 29, 2007. The timing, nature and amount of any settlement agreed to by Tyco International may not be in our best interests. In September 2009, Tyco International agreed to a negotiated settlement of certain matters within the 2001 through 2004 audit cycle, although the cycle remains open and subject to examination and resolution. This settlement, which includes interest, will result in a payment by us of approximately $205 million to the IRS, offset by a receivable of $107 million from Tyco International and Tyco Electronics under the Tax Sharing Agreement. This settlement should not be considered an indication of the likely outcome of any other tax contingency identified by the Company. In addition, during fiscal 2009, we provided for U.S. and non-U.S. income taxes and a 5% withholding tax in the amount of $167 million on earnings that were repatriated in connection with the implementation of our tax planning strategies. The increase in the effective tax rate for fiscal 2009 was also due to the write-off of a previously recognized $60 million deferred tax asset related to our Specialty Chemicals business and $141 million of incremental net shareholder settlement charges and $93 million of incremental in-process research and development charges, for which no tax benefit was recorded.

Discontinued Operations—During fiscal 2008, we sold our Retail Products segment and our European Incontinence Products business within the Medical Supplies segment because their products and customer bases were not aligned with our long-term strategic objectives.

During fiscal 2008, we sold our Retail Products segment for gross cash proceeds of $330 million, subject to working capital adjustments. Deal costs and other adjustments resulted in net cash proceeds of $308 million, which was used to repay a portion of the outstanding borrowings under our revolving credit facility. During fiscal 2008, we recorded a $111 million pre-tax loss on sale from discontinued operations related to our Retail Products segment, which included charges totaling $75 million recorded during the first six months of fiscal 2008, to write down the business to its fair value less cost to sell. Fair value used for the impairment assessment was based on the sale agreement. The loss on sale was adjusted in fiscal 2009 because of the receipt of contingent payments and net proceeds from the sale of a Retail Products facility totaling $12 million.

During fiscal 2008, we also sold our European Incontinence business. As a condition of the sale, we were required to contribute cash of $43 million into the business prior to the closing of the transaction. During fiscal

2008, we recorded a $75 million pre-tax loss on sale from discontinued operations related to our European Incontinence business, which includes charges totaling $23 million recorded during the first six months of fiscal 2008, to write down the business to its fair value less costs to sell. Fair value used for the impairment assessment was based on the sale agreement.

Change in Plan of Sale—During fiscal 2008, we decided to sell our Specialty Chemical business within the Pharmaceuticals segment because its products and customer base were not aligned with our long-term strategic objectives. The Specialty Chemicals business had been classified as held for sale and the results of its activities reflected within discontinued operations. During the fourth quarter of fiscal 2009, we ceased efforts to market this business given market conditions existing at the time. As a result, the Specialty Chemicals business no longer met the held for sale and discontinued operations criteria and, accordingly, was reclassified from held for sale to held and used and from discontinued operations to continuing operations for all periods presented. During the fourth quarter of fiscal 2009, we recorded $18 million of incremental depreciation and amortization expense relating to the period from the first quarter of fiscal 2008 through the third quarter of fiscal 2009 when the Specialty Chemicals business was classified as held for sale. In addition, as discussed under "*Income Tax Expense*" we recorded a charge of $60 million for the write-off of a previously recognized deferred tax asset resulting from the reclassification of this business to continuing operations.

Principal Risks and Uncertainties

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business, operations, financial condition and liquidity.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industries in which we operate.

We may be unable to effectively introduce and market new products or may fail to keep pace with advances in technology.

The healthcare industry is characterized by continuous technological change, resulting in changing customer preferences and requirements. The success of our business depends on our ability to introduce new products and adapt to these changing technologies and customer demands. The success of new product development depends on many factors, including our ability to anticipate and satisfy customer needs, obtain regulatory and reimbursement approvals on a timely basis, develop and manufacture products in a cost-effective and timely manner, maintain advantageous positions with respect to intellectual property and differentiate our products from those of our competitors. To compete successfully in the marketplace, we must make substantial investments in new product development whether internally or externally through licensing or acquisitions. Our failure to introduce new and innovative products in a timely manner would have an adverse effect on our business, results of operations, financial condition and cash flows.

Even if we are able to develop, manufacture and obtain regulatory and reimbursement approvals for our new products, the success of those products depends on market acceptance. Market acceptance for our new products could be affected by several factors, including:

- the availability of alternative products from our competitors;
- the price of our products relative to that of our competitors;
- the timing of our market entry; and
- our ability to market and distribute our products effectively.

Sales of our products are affected by the reimbursement practices of a small number of large public and private insurers.

Sales of our products depend, in part, on the extent to which the costs of our products are reimbursed by governmental health administration authorities, private health coverage insurers and other third-party payors. Our potential customers' ability to obtain appropriate reimbursement for products and services from these third-party payors affects the selection of products they purchase and the prices they are willing to pay. In addition, demand for new products may be limited unless we obtain reimbursement approval from governmental and private third-party payors prior to introduction. Reimbursement criteria vary by country, are becoming increasingly stringent and require management expertise and significant attention to obtain and maintain qualification for reimbursement.

Major third-party payors for healthcare services both within and outside of the United States continue to work to contain costs through, among other things, the introduction of cost containment incentives and closer scrutiny of healthcare expenditures. Recently, President Obama and members of Congress have proposed significant reforms to the U.S. healthcare system. The Obama administration's fiscal year 2010 budget included proposals to limit Medicare payments, reduce drug spending and increase taxes. In addition, members of Congress have proposed a single-payer healthcare system, a government health insurance option to compete with private plans and other expanded public healthcare measures. We cannot predict what healthcare initiatives, if any, will be implemented, or the effect any future legislation or regulation will have on us. However, the implementation of healthcare reforms both within and outside of the United States may reduce the level at which reimbursement is provided and adversely affect demand for and profitability of our products. Legislative or administrative reforms to U.S. or non-U.S. reimbursement practices that significantly reduce or deny reimbursement for treatments using our products could adversely affect the acceptance of our products and the prices for which our customers are willing to pay and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If certain proposed healthcare reform legislative proposals are enacted into law, our business, financial condition, results of operations and cash flows could be significantly and adversely affected.

In 2009, both the U.S. Senate and House of Representatives passed healthcare reform legislation that includes provisions that would impose a fee or excise tax on certain medical devices. The proposals would apply to certain of our medical device and supply products. Because the House and Senate versions currently differ, both Houses of Congress must agree on a final version that would then be signed by the President. If either of these specific medical device proposals is enacted into law, our results of operations could be materially and adversely affected.

Cost-containment efforts of our customers, purchasing groups, third-party payors and governmental organizations could adversely affect our sales and profitability.

Many existing and potential customers for our products within the United States have become members of GPOs and IDNs, in an effort to reduce costs. GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. Bids are generally solicited from multiple manufacturers with the intention of driving down pricing. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain or maintain contract positions with major GPOs and IDNs across our product portfolio.

Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability.

While having a contract with a GPO or IDN for a given product category can facilitate sales to members of that GPO or IDN, such contract position can offer no assurance that sales volumes of those products will be maintained. GPOs and IDNs increasingly are awarding contracts to multiple suppliers for the same product category. Even when we are the sole contracted supplier of a GPO or IDN for a certain product category, members of the GPO or IDN generally are free to purchase from other suppliers. Furthermore, GPO and IDN contracts typically are terminable without cause upon 60 to 90 days' notice. Accordingly, although we have multiple contracts with many major GPOs and IDNs, the members of such groups may choose to purchase from our competitors due to the price or quality offered by such competitors, which could result in a decline in our sales and profitability.

Distributors of our products also have begun to negotiate terms of sale more aggressively to increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing and other terms of sale could cause us to lose market share and would adversely affect our business, results of operations, financial condition and cash flows.

Outside the United States, we have experienced pricing pressure from centralized governmental healthcare authorities and increased efforts by such authorities to lower healthcare costs. We frequently are required to engage in competitive bidding for the sale of our products to governmental purchasing agents. Our failure to offer acceptable prices to these customers could adversely affect our sales and profitability in these markets.

We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

We rely on a combination of patents, trademarks, trade secrets and nondisclosure agreements to protect our proprietary intellectual property. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot assure you that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We operate in an industry characterized by extensive patent litigation. Patent litigation is costly to defend and can result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or force us to make significant royalty payments in order to continue selling the affected products. At any given time, we are involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. We can expect to face additional claims of patent infringement in the future. A successful claim of patent or other intellectual property infringement against us could adversely affect our business, results of operations, financial condition and cash flows.

We are subject to complex and costly regulation.

Our products are subject to regulation by the FDA and other national, supranational, federal and state governmental authorities. It can be costly and time-consuming to obtain regulatory approvals to market a medical device or pharmaceutical product. Approvals might not be granted for new devices or drugs on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. Our failure to maintain approvals or obtain approval for new products could adversely affect our business, results of operations, financial condition and cash flows.

We also rely on licenses from the DEA to purchase raw materials used in many of our pharmaceutical products and to manufacture and distribute such products. Our failure to maintain these licenses could adversely affect our pharmaceuticals business.

In addition, we are subject to regulations covering manufacturing practices, product labeling and advertising and adverse-event reporting that apply after we have obtained approval to sell a product. Many of our facilities and procedures and those of our suppliers are subject to ongoing oversight, including periodic inspection by governmental authorities. Compliance with production, safety, quality control and quality assurance regulations is costly and time-consuming.

Our manufacturing facilities and those of our suppliers could be subject to significant adverse regulatory actions in the future. These actions could include warning letters, fines, injunctions, civil penalties, recalls, seizures of our products and criminal prosecution. Possible consequences of such actions could include:

- substantial modifications to our business practices and operations;
- a total or partial shutdown of production in one or more of our facilities while we remediate the alleged violation;
- the inability to obtain future pre-market clearances or approvals; and
- withdrawals or suspensions of current products from the market.

Any of these events, in combination or individually, could disrupt our business and adversely affect our business, results of operations, financial condition and cash flows.

The manufacture of our products is highly exacting and complex, and our business could suffer if we or our suppliers encounter manufacturing problems.

The manufacture of our products is highly exacting and complex, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons including equipment malfunction, failure to follow specific protocols and procedures, defective raw materials and environmental factors. If problems arise during the production of a batch of product, that entire batch of product may have to be discarded. These problems could lead to increased costs, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other products. If problems are not discovered before the product is released to the market, we also could incur recall and product liability costs. Significant manufacturing problems could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Defects or failures associated with our products could lead to recalls or safety alerts and negative publicity.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall of, or issuance of a safety alert relating to, our products and result in significant costs and negative publicity. Due to the strong name recognition of our brands, an adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our applications for new product approvals. We also may undertake voluntarily to recall products or temporarily shut down production lines based on internal safety and quality monitoring and testing data. Any of the foregoing problems could disrupt our business and have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may incur product liability losses and other litigation liability.

In the ordinary course of business, we are subject to product liability claims and lawsuits, including potential class actions, alleging that our products have resulted or could result in an unsafe condition or injury. Any product liability claim brought against us, with or without merit, could be costly to defend and could result in an increase of our insurance premiums. Some claims brought against us might not be covered by our insurance policies. In addition, we have significant self-insured retention amounts which we would have to pay in full before obtaining any insurance proceeds to satisfy a judgment or settlement. Furthermore, even where the claim is covered by our insurance, our insurance coverage might be inadequate and we would have to pay the amount of any settlement or judgment that is in excess of our policy limits. We may not be able to obtain insurance on terms acceptable to us or at all since insurance varies in cost and can be difficult to obtain. Our failure to maintain adequate insurance coverage or successfully defend against product liability claims could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to antitrust claims and lawsuits in which competitors allege that we use our market position to exclude competitors from certain markets and to prevent customers from purchasing the competitors' products. We also are subject to consumer antitrust class action lawsuits in which the putative class representatives, on behalf of themselves and other customers, seek to recover overcharges they allege that they paid for certain products. Any antitrust claim brought against us, with or without merit, could be costly to defend and could result in significant damages against us.

An interruption in our ability to manufacture our products or an inability to obtain key components or raw materials may adversely affect our business.

Many of our key products are manufactured at single locations, with limited alternate facilities. If an event occurs that results in damage to one or more of our facilities, we may be unable to manufacture the relevant products at previous levels or at all. In addition, for reasons of quality assurance or cost effectiveness, we purchase certain components and raw materials from sole suppliers. Due to the stringent regulations and requirements of the FDA and other similar non-U.S. regulatory agencies regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may experience higher costs to produce our products as a result of changes in prices for oil, gas and other commodities.

We use resins, other petroleum-based materials and pulp as raw materials in many of our products. Prices of oil and gas also significantly affect our costs for freight and utilities. Oil, gas and pulp prices are volatile and may increase, resulting in higher costs to produce and distribute our products. Due to the highly competitive nature of the healthcare industry and the cost-containment efforts of our customers and third party payors, we may be unable to pass along cost increases through higher prices. If we are unable fully to recover these costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability and our business, results of operations, financial condition and cash flows could be materially and adversely affected.

Divestitures of some of our businesses or product lines may materially adversely affect our business, results of operations and financial condition.

We continue to evaluate the performance of all of our businesses and may sell a business or product line. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our business, results of operations and financial condition.

Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business and the potential loss of key employees. We may not be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

We may not be successful in our strategic acquisitions of, investments in or alliances with other companies and businesses, and acquisitions could require us to issue additional debt or equity.

We may pursue acquisitions of complementary businesses, technology licensing arrangements and strategic alliances to expand our product offerings and geographic presence as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition, license arrangement or strategic alliance. Other companies may compete with us for these strategic opportunities. Even if we are successful in making an acquisition, the products and technologies that we acquire may not be successful or may require significantly greater resources and investments than we originally anticipated. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges. These effects, individually or in the aggregate, could cause a deterioration of our credit rating and result in increased borrowing costs and interest expense. We could experience difficulties in integrating geographically separated organizations, systems and facilities, and personnel with diverse backgrounds. Integration of an acquired business also may require management resources that otherwise would be available for development of our existing business. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

In connection with acquisitions, we may incur or assume significant debt and unknown or contingent liabilities, such as environmental remediation expense, products liability, patent infringement claims or other unknown liabilities. Financing for acquisitions could decrease our ratio of earnings to fixed charges and adversely affect our borrowing capacity. Furthermore, acquisition financing may not be available to us on acceptable terms if and when required. If we were to undertake an acquisition by issuing equity securities, the acquisition could have a dilutive effect on the interests of the holders of our shares.

We face significant competition and may not be able to compete effectively.

We compete with many companies ranging from other multinationals to start-up companies. Competition takes many forms, including price reductions on products that are comparable to our own, development of new products that are more cost-effective or have superior performance than our current products, and the introduction of generic versions when our proprietary products lose their patent protection. Our current or future products could be rendered obsolete or uneconomic as a result of this competition. Our failure to compete effectively could cause us to lose market share to our competitors and have a material adverse effect on our business, results of operations, financial condition and cash flows.

We also face competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property. In addition, academic institutions, governmental agencies and other public and private research organizations also may conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring necessary product technologies.

We are subject to risks associated with doing business outside of the United States.

Our operations outside of the United States are subject to risks that are inherent in conducting business under non-U.S. laws, regulations and customs. Sales outside of the United States made up approximately 42% of our net sales in fiscal 2009 and we expect that non-U.S. sales will contribute significantly to future growth. The risks associated with our operations outside the United States include:

- changes in non-U.S. medical reimbursement policies and programs;
- multiple non-U.S. regulatory requirements that are subject to change and that could restrict our ability to manufacture and sell our products;
- possible failure to comply with anti-bribery laws such as the FCPA and similar anti-bribery laws in other jurisdictions;
- different local product preferences and product requirements;
- trade protection measures and import or export licensing requirements;
- difficulty in establishing, staffing and managing non-U.S. operations;
- different labor regulations;
- changes in environmental, health and safety laws;
- potentially negative consequences from changes in or interpretations of tax laws;
- political instability and actual or anticipated military or political conflicts;
- economic instability and inflation, recession or interest rate fluctuations; and
- minimal or diminished protection of intellectual property in some countries.

These risks, individually or in aggregate, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Foreign currency exchange rates may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. Approximately 42% of our net sales for fiscal 2009 were derived from sales in non-U.S. markets, and we expect sales from non-U.S. markets to continue to represent a significant portion of our net sales. Therefore, if the U.S. dollar strengthens in relation to the currencies of other countries where we sell our products, such as the euro, our U.S. dollar reported revenue and income will decrease. Changes in the relative values of currencies occur regularly and, in some instances, may have a significant effect on our operating results.

Most of our customer relationships outside of the United States are with governmental entities and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws in non-U.S. jurisdictions.

The FCPA and similar worldwide anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. As noted in the Legal Proceedings discussion in Part I, Item 3 of this annual report, we and Tyco International have disclosed to the Department of Justice (DOJ) and SEC potential non-compliance with the FCPA, including by subsidiaries which are now a part of Covidien. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, financial condition and cash flows.

We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid and health programs outside the United States. These laws and regulations are wide ranging and subject to changing interpretation and application, which could restrict our sales or marketing practices. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous federal, state, local and non-U.S. environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment;
- investigation and remediation of hazardous substances or materials at various sites; and
- the health and safety of our employees.

We may not have been, or we may not at all times be, in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators. Environmental laws outside of the United States are becoming more stringent resulting in increased costs and compliance burdens.

Certain environmental laws assess liability on current or previous owners or operators of real property for the costs of investigation, removal or remediation of hazardous substances or materials at their properties or at properties at which they have disposed of hazardous substances. Liability for investigative, removal and remedial costs under certain federal and state laws are retroactive, strict and joint and several. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances. We have received notification from the U.S. Environmental Protection Agency (EPA) and similar state environmental agencies that conditions at a number of formerly owned sites where we and others have disposed of hazardous substances require investigation, cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the costs of investigation and remediation and for natural resource damage claims from such sites.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws, our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances may exceed our estimates or adversely affect our business, results of operations, financial condition and cash flows. We may also be subject to additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities.

The volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our business and our ability to access financing.

We have exposure to many different industries and counterparties, including commercial banks, investment banks, customers (which include distributors, governments and healthcare organizations) and customers who are dependent upon governmental entities to provide funding to pay for our products that could experience liquidity issues pending different economic and market environments. Any such issues may impact these parties' ability to fulfill contractual obligations to us or might limit or place burdensome conditions upon future transactions with us. Customers may also reduce spending during times of economic uncertainty, and it is possible that suppliers may be negatively impacted. Decreased consumer spending levels, increased difficulty in collecting accounts receivable and increased pressure on prices for our products and services could all result in decreased revenues and have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, although we intend to finance expansion and renovation projects with existing cash, cash flow from operations and borrowing under our existing commercial paper program or senior credit facility, we may require additional financing to support our continued growth. Uncertainties in the capital and credit markets, however, could limit our access to capital on terms acceptable to us or at all.

Further, general economic conditions could result in severe downward pressure on the stock and credit markets, which could reduce the return available on invested corporate cash, reduce the return on investments under pension plans and thereby potentially increase funding obligations, all of which, if severe and sustained, could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Relating to Our Separation from Tyco International

We are responsible for a portion of Tyco International's contingent and other corporate liabilities.

On June 29, 2007, we entered into a Separation and Distribution Agreement and a Tax Sharing Agreement with Tyco International and Tyco Electronics. Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Tyco International and Tyco Electronics have agreed to assume and be responsible for 42%, 27% and 31%, respectively, of certain of Tyco International's contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities are shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation, any actions with respect to the separation plan or the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders brought by any third party and tax liabilities for periods prior to and including the distribution date, June 29, 2007. For more information on the contingent tax liabilities, see the risk factors relating to such liabilities below. Contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which are allocated 100% to the relevant company.

If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

An adverse outcome of unresolved liabilities for which we will assume joint and several liability under the Separation and Distribution Agreement could be material with respect to our results of operations and cash flows in any given reporting period. Furthermore, Tyco International has the right to control the defense and settlement of outstanding litigation, subject to certain limitations. The timing, nature and amount of any settlement may not be in our best interests. Also, in the event of any subsequent settlement, we may have limited notice before we would be required to pay our portion of the settlement amount.

We share responsibility for certain of our, Tyco International's and Tyco Electronics' income tax liabilities for tax periods prior to and including June 29, 2007.

Under the Tax Sharing Agreement, we share responsibility for certain of our, Tyco International's and Tyco Electronics' income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. More specifically, we, Tyco International and Tyco Electronics share 42%, 27% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Tyco International's and Tyco Electronics' U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the separation. All costs and expenses associated with the management of these shared tax liabilities will be shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula.

All the tax liabilities of Tyco International associated with our businesses became our tax liabilities following the separation. Although we share certain of these tax liabilities with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement, we are primarily liable for all of these liabilities. Accordingly, if Tyco International and Tyco Electronics default on their obligations to us under the Tax Sharing Agreement, we would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and be required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed upon share of our, Tyco International's and Tyco Electronics' tax liabilities.

Our, Tyco International's and Tyco Electronics' income tax returns are periodically examined by various tax authorities. In connection with such examinations, tax authorities, including the U.S. Internal Revenue Service (IRS), have proposed tax adjustments. Tyco International has appealed certain of the proposed tax adjustments and it is our understanding that Tyco International intends to vigorously defend its previously filed tax returns.

We provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. We adjust these liabilities as a result of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, we would incur an additional charge to expense. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities generally would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Under the Tax Sharing Agreement, Tyco International has the right to administer, control and settle all U.S. income tax audits for periods prior to and including June 29, 2007. The timing, nature and amount of any settlement agreed to by Tyco International may not be in our best interests. Moreover, the other parties to the Tax Sharing Agreement will be able to remove Tyco International as the controlling party only under limited circumstances, including a change of control or bankruptcy of Tyco International, or by a majority vote of the parties. All other tax audits will be administered, controlled and settled by the party that would be responsible for paying the tax.

One of our directors may have actual or potential conflicts of interest because of his ongoing employment by Tyco International.

One of our directors, Christopher J. Coughlin, is the Chief Financial Officer of Tyco International, a position that could create, or appear to create, potential conflicts of interest when our and Tyco International's management and directors face decisions that could have different implications for us or Tyco International. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Tyco International regarding the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. In addition, Tyco International manages the ongoing shareholder litigation, subject to certain limitations, and could settle such litigation at a time, on terms or for an amount not in our best interest. Potential conflicts of interest could also arise if we and Tyco International enter into any commercial arrangements with each other in the future. We expect that Mr. Coughlin would recuse himself from any decisions and discussions relating to material matters between us and Tyco International.

If the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders or certain internal transactions undertaken in anticipation of the separation are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

Tyco International has received private letter rulings from the IRS regarding the U.S. federal income tax consequences of the distribution of Covidien and Tyco Electronics common shares by Tyco International to its shareholders, substantially to the effect that the distribution, except for cash received in lieu of a fractional share, of our shares and the Tyco Electronics common shares, will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The private letter rulings also provided that certain internal transactions undertaken in anticipation of the separation would qualify for favorable treatment under the Code. In addition to obtaining the private letter rulings, Tyco International obtained opinions from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution and certain internal transactions. The private letter rulings and the opinions relied on certain facts and assumptions, and certain representations and undertakings, from us, Tyco Electronics and Tyco International regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the IRS could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, Tyco International would recognize a gain in an amount equal to the excess of the fair market value of our shares and Tyco Electronics common shares distributed to Tyco International shareholders on the distribution date over Tyco International's tax basis in such common shares. Such gain, if recognized, generally would not be subject to U.S. federal income tax; however, we would incur significant U.S. federal income tax liabilities if it ultimately is determined that certain internal transactions undertaken in anticipation of the separation should be treated as taxable transactions.

In addition, under the terms of the Tax Sharing Agreement, in the event the distribution or the internal transactions were determined to be taxable and such determination was the result of actions taken after the distribution by us, Tyco International or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on us, Tyco International or Tyco Electronics as a result thereof. If such determination is not the result of actions taken after the distribution by us, Tyco International or Tyco Electronics, then we, Tyco International and Tyco Electronics would be responsible for 42%, 27% and 31%, respectively, of any taxes imposed on us, Tyco International or Tyco Electronics as a result of such determination. Such tax amounts could be significant. In the event that any party to the Tax Sharing Agreement defaults in its obligation to pay distribution taxes to another party that arise as a result of no party's fault, each non-defaulting party would be responsible for an equal amount of the defaulting party's obligation to make a payment to another party in respect of such other party's taxes.

Risks Relating to Our Jurisdiction of Incorporation

Legislative action in the United States could materially and adversely affect us.

Tax-Related Legislation

Legislative action may be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties upon which we rely, which would adversely affect our effective tax rate and/or require us to take further action, at potentially significant expense, to seek to preserve our effective tax rate. In May 2009, President Obama's administration announced proposed future tax legislation that could substantially modify the rules governing the U.S. taxation of certain non-U.S. affiliates. These potential changes include, but are not limited to limiting the deferral of U.S. taxation of certain foreign earnings; and modifying the deductibility or treaty benefit eligibility of payments made to certain non-U.S. related parties under selected U.S. income tax treaties. Many details of the proposal remain unknown, and any legislation enacting such modifications would require Congressional approval. We cannot predict the outcome of any specific legislative proposals. However, if any of these proposals are enacted into law, they could impact our effective tax rate. In addition, if proposals were enacted that had the effect of disregarding the Irish reorganization, limiting our ability as an Irish company to take advantage of tax treaties with the United States, we could incur additional tax expense and/or otherwise incur business detriment.

Legislation Relating to Governmental Contracts

Various U.S. federal and state legislative proposals that would deny governmental contracts to U.S. companies that move their corporate location abroad may affect us. We are unable to predict the likelihood that, or final form in which, any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments and increased regulatory scrutiny may have on our business.

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, Covidien plc is governed by the Irish Companies Acts, which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of Covidien plc securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

We may not be able to maintain a competitive worldwide effective corporate tax rate.

While we believe that the Irish reorganization should improve our ability to maintain a competitive worldwide effective corporate tax rate, we cannot give any assurance as to what our effective tax rate will be because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of Ireland and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.

Financial Risk Management

We have exposure to many different industries and counterparties, including commercial banks, investment banks, customers (which include distributors, governments and healthcare organizations) and customers who are dependent upon governmental entities to provide funding to pay for our products that could experience liquidity issues pending different economic and market environments. Any such issues may impact these parties' ability to fulfill contractual obligations to us or might limit or place burdensome conditions upon future transactions with us. Customers may also reduce spending during times of economic uncertainty, and it is possible that suppliers may be negatively impacted. Decreased consumer spending levels, increased difficulty in collecting accounts receivable and increased pressure on prices for our products and services could all result in decreased revenues and have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are also subject to market risk associated with changes in currency exchange rates, interest rates and commodity prices. In order to manage the volatility to our more significant market risks, we enter into derivative financial instruments such as forward currency exchange contracts. Foreign currency risk arises from our investments in affiliates and subsidiaries owned and operated in foreign countries. Such risk is also a result of transactions with customers in countries outside the United States. We use foreign currency exchange forward and option contracts on accounts and notes receivable, accounts payable, intercompany loan balances and forecasted transactions denominated in certain foreign currencies. Further details relating to the Company's financial risks are disclosed in note 12 to the consolidated financial statements.

Research and Development

We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products, and to expand the applications for our products. Our research and development efforts include internal initiatives and those that use licensed or acquired technology. In addition, we evaluate for possible investment or acquisition developing technologies in areas where we have technological or marketing expertise. We are focused on developing technologies that will provide patients and healthcare providers with solutions that meet their clinical needs in treating medical conditions through less invasive procedures and in a cost-effective manner.

Research and development expense increased $88 million, or 25.1%, to $438 million in fiscal 2009, compared with $350 million in fiscal 2008. This increase resulted primarily from $37 million of incremental research and development expenses incurred in connection with the Nuvo and Neuromed license arrangements entered into by our Pharmaceuticals segment and increased spending in our Medical Devices segment. As a percentage of our net sales, research and development expenses were 4.1% for fiscal 2009, compared with 3.4% for fiscal 2008.

Acquisition of Own Shares

During fiscal 2009, we authorized a program to purchase up to $300 million of our ordinary shares to partially offset dilution related to equity compensation plans. Shares may be repurchased from time to time, based on market conditions. During fiscal 2009, we repurchased approximately 6 million ordinary shares (with a par value of $1.2 million), or 1.2% of outstanding shares, for $225 million under this program. We also repurchase shares from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares and to settle certain option exercises. During fiscal 2009, an additional $7 million was spent to acquire shares in connection with such share-based awards. In fiscal 2009, prior to the reorganization discussed in note 1, we retired the 2.1 million shares (with a par value of $0.4 million) that Covidien Ltd. held in treasury, which represented 0.4% of outstanding shares. As of September 25, 2009, we had approximately 3.9 million shares (with a par value of $0.8 million) held in treasury, representing 0.8% of outstanding shares, with a value of $155 million. These amounts also represent the maximum amounts held during the year.

Dividends

Dividend payments were $322 million during fiscal 2009. On September 24, 2009, we increased our quarterly cash dividend from $0.16 per share to $0.18 per share. The dividend declared of $0.18 per share to shareholders of record on October 6, 2009, totaling $87 million, was paid on November 6, 2009. We expect that we will continue to pay dividends comparable to this increased amount to holders of our ordinary shares. The timing, declaration and payment of future dividends to holders of our ordinary shares, however, will depend upon many factors, including the statutory requirements of Irish law, our earnings and financial condition, the capital requirements of our businesses, industry practice and any other factors that are deemed relevant.

Likely Future Developments

We expect research and development expenditures associated with internal initiatives, as well as licensing or acquiring technology from third parties, to increase as we continue to make incremental investments in research and development. We intend to continue to invest in research and development and focus our internal and external investments in fields that we believe will offer the greatest potential for near and long-term growth. We are committed to investing in pharmaceutical pain management products and products that have a demonstrable clinical impact and value to the healthcare system. In addition, we plan to invest in areas in which we can benefit from our core competencies and global infrastructure.

During fiscal 2009, we undertook several portfolio initiatives, including acquisitions and divestitures of non-strategic businesses. We plan to reallocate the resources previously used to support the product lines that we exited to our faster-growing, higher-margin businesses in which we have or can develop a global competitive advantage. In fiscal 2010, we plan to continue analyzing our business portfolio, which may lead to the acquisition or divestiture of businesses.

Company Books of Account

The directors are responsible for ensuring that the Company keeps proper books of accounting records and appropriate accounting systems. To achieve this, the directors have appointed a Chief Financial Officer who makes regular reports to the Board of Directors and ensures compliance with the requirements of Section 202 of the Companies Act, 1990. The Company also has a Chief Accounting Officer and Controller, who works closely with the Chief Financial Officer and who makes regular reports to the Audit Committee of the Board of Directors. In addition, the head of the Company's internal audit department and the Company's Ombudsman each make regular reports to the Audit Committee regarding fraud and other financial-related irregularities. The Audit Committee, in turn, briefs the full Board of Directors on significant financial matters arising from reports of the Chief Financial Officer, the Chief Accounting Officer and Controller, the head of internal audit, the external auditor and the Ombudsman.

The books and accounting records of Covidien plc are maintained at the Company's registered office at Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland.

Important Events Since Year End

In November 2009, our Medical Devices segment acquired Aspect Medical Systems, Inc. (Aspect), a provider of brain monitoring technology, for approximately $210 million, net of cash and short-term investments acquired. This purchase price included the assumption of approximately $60 million of debt. The acquisition of Aspect broadens our product offerings and adds a brain monitoring technology to our product portfolio.

In November 2009, we completed the sale of our Oxygen Therapy product line and in December 2009, we entered into a definitive agreement to sell our radiopharmacies in the United States, which is subject to customary closing conditions and is expected to close during the second quarter of fiscal 2010.

On January 8, 2010, we reached a settlement agreement pursuant to which the Company will pay the certified class $32.5 million to resolve all claims in the *Natchitoches Parish Hospital Service District, et al. v. Tyco International, Ltd., et al.* class action lawsuit filed against the Company on September 15, 2005 in the United States District Court for the District of Massachusetts. Accordingly, subsequent to the filing of the our Annual Report on Form 10-K, but prior to the issuance of these consolidated financial statements, we recorded a $32.5 million charge in selling, general and administrative expenses, which is reflected in fiscal 2009 in these consolidated financial statements. The district court has scheduled a settlement approval hearing for March 10, 2010.

In addition to the legal charge discussed above, subsequent to the filing of our Annual Report on Form 10-K, but prior to the issuance of these consolidated financial statements, we recorded other legal charges of $17.5 million, which are also reflected in selling, general and administrative expense in fiscal 2009 in these consolidated financial statements.

Directors

The present directors of the Company are listed in the table below and have served from the period June 4, 2009 through September 25, 2009 and since the year end.

Directors and Secretary's Interests in Shares

No director, the secretary or any member of their immediate families had any interest in shares or debentures of any subsidiary. Directors' remuneration is set forth in note 24 to the consolidated financial statements. The interests of the directors and company secretary in the ordinary share capital of Covidien plc at the end of year and at June 4, 2009, the date they first became directors and secretary, are presented in the table below. Eric C. Green, John W. Kapples, John H. Masterson and Donald E. Whitt served as directors from January 19, 2009 (date of incorporation) until they resigned on June 4, 2009.

	Ordinary shares of US$0.20 each			
	At September 25, 2009		At June 4, 2009	
	Shares[1]	Options	Shares[1]	Options
Directors				
Richard J. Meelia	328,749[2]	2,688,578	344,925[2]	2,688,578
Craig Arnold	9,185	9,600	9,170	9,600
Robert H. Brust	8,704	9,600	8,689	9,600
John M. Connors, Jr.	8,704	9,600	8,689	9,600
Christopher J. Coughlin	49,235[3]	158,848[4]	49,220[3]	158,848[4]
Timothy M. Donahue	8,704	9,600	8,689	9,600
Kathy J. Herbert	8,704	9,600	8,689	9,600
Randall J. Hogan, III	9,068[3]	9,600	9,053[3]	9,600
Dennis H. Reilley	38,161	9,600	38,146	9,600
Tadataka Yamada	8,704	9,600	8,689	9,600
Joseph A. Zaccagnino	8,704	9,600	8,689	9,600
Secretary				
John W. Kapples	21,514[2]	49,974	22,617[2]	49,974

1 Includes shares underlying unvested restricted stock units and unvested dividend equivalent units.
2 Does not include unvested performance shares units.
3 Includes shares held by trust.
4 Includes options held by trust.

Political Donations

No political contributions that require disclosure under Irish law were made during the year.

Subsidiary Companies and Branches

Information regarding subsidiary undertakings, including information regarding branches, is provided in note 32 to the consolidated financial statements.

Going Concern

The directors have a reasonable expectation that Covidien plc and the Company have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Auditors

Deloitte & Touche, Chartered Accountants, who were appointed during the period, will continue in office.

On behalf of the Directors

Richard J. Meelia	**Robert H. Brust**
Chairman	Director

January 21, 2010

COVIDIEN PLC

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Irish Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies for the group and the company financial statements and then apply them consistently;
- make judgments and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for ensuring that the Company keeps proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements comply with Irish statute comprising the Companies Acts, 1963 to 2009 and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), as defined in Section 1(1) of the Companies (Miscellaneous Provisions) Act 2009, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made there under. The directors are also responsible for safeguarding the assets of the company and of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF COVIDIEN PLC

We have audited the financial statements of Covidien plc for the year ended 25 September 2009 which comprise the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Consolidated Reconciliation of Movement in Shareholders' Funds, the Consolidated Statement of Cash Flows, the Company Balance Sheet and the related notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 193 the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the financial statements, as set out in the Statement of Directors' Responsibilities, in accordance with applicable law and using US generally accepted accounting principles, as defined in Section 1(1) of the Companies (Miscellaneous Provisions) Act 2009 (US GAAP), to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made there under.

Our responsibility, as independent auditor, is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, in accordance with US GAAP to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made there under, and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2009. We also report to you whether in our opinion: proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purpose of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatement within it. Our responsibilities do not extend to other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view, in accordance with US GAAP to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made there under, of the state of the affairs of the company and the group as at 25 September 2009 and of the profit of the group for the year then ended; and
- have been properly prepared in accordance with the Companies Acts, 1963 to 2009.

We have obtained all the information and explanations we considered necessary for the purpose of our audit. In our opinion proper books of account have been kept by the company. The company's balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report is consistent with the financial statements.

The net assets of the company, as stated in the company balance sheet are more than half the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 25 September 2009 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Dublin

Date: 21 January 2010

COVIDIEN PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
Fiscal Year Ended September 25, 2009
(in millions, except per share data)

	Note	2009	2008
Net sales	20	$10,677	$10,358
Cost of goods sold		4,938	4,943
Gross profit		5,739	5,415
Selling, general and administrative expenses		3,136	2,923
Research and development costs		438	350
In-process research and development charges	2	115	22
Restructuring charges	4	61	77
Shareholder settlements, net of insurance recoveries	19	183	42
Operating income		1,806	2,001
Interest income		25	44
Interest expense		(175)	(209)
Other income, net	22	145	199
Income before taxation from continuing operations		1,801	2,035
Taxation	5	930	498
Profit after taxation from continuing operations		871	1,537
Income (loss) from discontinued operations, net of taxation	3	5	(176)
Profit after taxation		$ 876	$ 1,361
Basic earnings per ordinary share	6		
Profit after taxation from continuing operations		$ 1.73	$ 3.08
Income (loss) from discontinued operations, net of taxation		0.01	(0.35)
Profit after taxation		1.74	2.72
Diluted earnings per ordinary share	6		
Profit after taxation from continuing operations		$ 1.72	$ 3.04
Income (loss) from discontinued operations, net of taxation		0.01	(0.35)
Profit after taxation		1.73	2.70

Approved by the Board of Directors on January 21, 2010 and signed on its behalf by:

Richard J. Meelia
Chairman

Robert H. Brust
Director

COVIDIEN PLC
CONSOLIDATED BALANCE SHEET
At September 25, 2009
(in millions, except share data)

	Note	2009	2008
Fixed Assets			
Intangible assets			
Goodwill	9	$ 6,046	$ 5,846
Other intangible assets	9	1,562	1,273
		7,608	7,119
Tangible assets			
Property, plant and equipment, net	8	2,661	2,584
Other tangible assets	8	116	109
		2,777	2,693
Financial assets	26	202	199
		10,587	10,011
Current Assets			
Inventory	7	1,334	1,347
Debtors	27	3,625	3,364
Cash and cash equivalents		1,467	1,208
		6,426	5,919
Creditors (amounts falling due within one year)			
Debt	10	30	19
Accruals and other creditors	28	1,873	1,826
		1,903	1,845
Net Current Assets		4,523	4,074
Total Assets Less Current Liabilities		15,110	14,085
Creditors (amounts falling due after more than one year)			
Debt	10	2,961	2,986
Income taxes payable	5	1,774	1,397
Accruals and other creditors	29	168	125
		4,903	4,508
Provisions for Liabilities			
Pensions and similar obligations	13	421	343
Guaranteed contingent tax liabilities	17	718	707
Deferred taxes	5	366	296
Other provisions	30	732	484
		2,237	1,830
Net Assets		$ 7,970	$ 7,747
Capital and Reserves			
Preference shares, $0.20 par value, 125,000,000 authorized; none outstanding	14	$ —	$ —
Ordinary shares (called-up share capital), $0.20 par value, 1,000,000,000 authorized; 503,029,579 and 503,163,656 outstanding		101	101
Share premium		10	—
Other reserves		7,859	7,646
Shareholders' Funds		$ 7,970	$ 7,747

Approved by the Board of Directors on January 21, 2010 and signed on its behalf by:

Richard J. Meelia
Chairman

Robert H. Brust
Director

COVIDIEN PLC
CONSOLIDATED RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS
Fiscal Year September 25, 2009
(in millions)

	Ordinary Shares			Other Reserves				
	Number	Amount	Share Premium	Profit and Loss Account	Profit and Loss Account – Treasury Shares	Other (Note 14)	Accumulated Other Comprehensive Income (Note 16)	Total
Balance at September 29, 2007	498	$100	$—	$ —	$ (2)	$6,001	$ 643	$6,742
Comprehensive income, net of tax:								
Profit after taxation	—	—	—	1,361	—	—	—	1,361
Currency translation	—	—	—	—	—	—	71	71
Benefit plan adjustments	—	—	—	—	—	—	(5)	(5)
Unrecognized gain on securities	—	—	—	—	—	—	2	2
Unrecognized loss on derivatives	—	—	—	—	—	—	(4)	(4)
Total comprehensive income								$1,425
Dividends declared	—	—	—	(320)	—	—	—	(320)
Repurchase of shares	—	—	—	—	(6)	—	—	(6)
Share options exercised	5	1	—	(2)	8	157	—	164
Share-based compensation	—	—	—	—	—	79	—	79
Change in method of accounting for uncertain tax positions (note 1)	—	—	—	(355)				(355)
Adjustments to income taxes assumed upon separation from Tyco International	—	—	—	—	—	18	—	18
Balance at September 26, 2008	503	101	—	684	—	6,255	707	7,747
Comprehensive income, net of tax:					—			
Profit after taxation	—	—	—	876	—	—	—	876
Currency translation	—	—	—	—	—	—	(125)	(125)
Benefit plan adjustments	—	—	—	—	—	—	(50)	(50)
Unrecognized loss on securities	—	—	—	—	—	—	(4)	(4)
Unrecognized gain on derivatives	—	—	—	—	—	—	1	1
Total comprehensive income					—			$ 698
Change in measurement date for benefit plans, net of tax (note 1)	—	—	—	(4)	—	—	—	(4)
Vesting of restricted shares	1	—	—	—	—	—	—	—
Dividends declared	—	—	—	(332)	—	—	—	(332)
Repurchase of shares	—	—	—	—	(232)	—	—	(232)
Retirement of treasury shares	(2)	—	—	(75)	75	—	—	—
Share options exercised	1	—	10	—	2	6	—	18
Share-based compensation	—	—	—	—	—	75	—	75
Balance at September 25, 2009	503	$101	$ 10	$1,149	$(155)	$6,336	$ 529	$7,970

COVIDIEN PLC
COMPANY BALANCE SHEET
At September 25, 2009
(in millions, except share data)

	Note	2009
Fixed Assets		
Financial assets	26	$17,897
Current Assets		
Debtors		$ 4
Cash at bank		1
		5
Creditors (amounts falling due within one year)		
Amounts owed to subsidiary		22
Accrued dividends		90
		112
Net Current Liabilities		(107)
Total Assets Less Current Liabilities		17,790
Creditors (amounts falling due after one year)		
Amounts owed to subsidiary		227
Net Assets		$17,563
Capital and Reserves		
Preference shares, $0.20 par value, 125,000,000 authorized; none outstanding	14	$ —
Ordinary shares, $0.20 par value, 1,000,000,000 authorized; 503,029,579 outstanding	14	101
Share premium	14	3,872
Other reserves	14	13,590
Shareholders' Funds	14	$17,563

Approved by the Board of Directors on January 21, 2010 and signed on its behalf by:

Richard J. Meelia
Chairman

Robert H. Brust
Director

COVIDIEN PLC
CONSOLIDATED STATEMENT OF CASH FLOWS
Fiscal Year September 25, 2009
(in millions)

	2009	2008
Cash Flows From Operating Activities:		
Profit after taxation	$ 876	$ 1,361
(Income) loss from discontinued operations, net of taxation	(5)	176
Profit after taxation from continuing operations	871	1,537
Adjustments to reconcile net cash provided by continuing operating activities:		
Change in receivable from former parent and affiliates related to Tax Sharing Agreement	(148)	(214)
In-process research and development charges	115	22
Non-cash restructuring charges	12	18
Depreciation and amortization	440	400
Share-based compensation	75	78
Deferred income taxes	(92)	(48)
Provision for losses on accounts receivable and inventory	70	72
Other non-cash items	81	43
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:		
Accounts receivable, net	71	(134)
Inventories	(53)	(199)
Accounts payable	(68)	78
Income taxes	310	13
Accrued and other liabilities	356	189
Class action settlement	—	(1,257)
Other	(165)	35
Net cash provided by continuing operating activities	1,875	633
Cash Flows From Investing Activities:		
Capital expenditures	(412)	(429)
Acquisition-related payments, net of cash acquired	(608)	(157)
Acquisition of licenses and technology	(56)	(1)
Sale of investments	48	4
Divestitures, net of cash retained by businesses sold	6	263
Decrease in restricted cash	4	22
Interest in class action settlement fund	—	1,257
Other	(9)	15
Net cash (used in) provided by continuing investing activities	(1,027)	974
Cash Flows From Financing Activities:		
Net (repayment) issuance of commercial paper	(20)	171
Repayment of external debt	(19)	(4,007)
Issuance of external debt	—	2,727
Dividends paid	(322)	(320)
Repurchase of shares	(232)	(6)
Proceeds from exercise of share options	19	157
Other	(1)	(5)
Net cash used in continuing financing activities	(575)	(1,283)
Discontinued Operations:		
Net cash provided by discontinued operating activities	—	27
Net cash used in discontinued investing activities	—	(8)
Net cash provided by discontinued operations	—	19
Effect of currency rate changes on cash	(14)	(7)
Net increase in cash and cash equivalents	259	336
Cash and cash equivalents at beginning of year	1,208	872
Cash and cash equivalents at end of year	$ 1,467	$ 1,208
Supplementary Cash Flow Information:		
Interest paid	$ 176	$ 138
Income taxes paid, net of refunds	$ 706	$ 534

COVIDIEN PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Reorganization

On January 16, 2009, Covidien plc was incorporated in Ireland, in order to effectuate moving Covidien Ltd's principal executive office from Bermuda to Ireland. Covidien plc operated as a wholly-owned subsidiary of Covidien Ltd., a Bermuda registered company and the ultimate parent company of the Covidien group, which includes all subsidiaries (Covidien or the Company), until June 4, 2009, when the outstanding common shares of Covidien Ltd. were cancelled and Covidien plc issued ordinary shares with substantially the same rights and preferences on a one-for-one basis to the holders of the Covidien Ltd. common shares that were cancelled. Upon completion of this transaction, Covidien plc replaced Covidien Ltd. as the ultimate parent company and Covidien Ltd. became a wholly-owned subsidiary of Covidien plc. This transaction was accounted for in the consolidated financial statements as a merger between entities under common control; accordingly, the historical consolidated financial statements of Covidien Ltd. for periods prior to this transaction are considered to be the historical financial statements of Covidien plc. No changes in capital structure, assets or liabilities of the consolidated financial statements resulted from this transaction, other than Covidien plc has provided a guarantee of amounts due under certain borrowing arrangements of a subsidiary as described in notes 10 and 11.

Irish company law requires that Covidien plc's investment in Covidien Ltd. is recorded in Covidien plc's company balance sheet at fair value on the date of the reorganization, based on the Company's market capitalization at that date. This initial valuation became Covidien plc's cost basis in Covidien Ltd. Irish Company law also requires that the premium on the shares, representing the difference between the fair value on the date of the reorganization and the nominal value of the shares, be reflected within share premium. Irish company law restricts the use of the share premium account. However, on June 29, 2009, the Irish High Court approved the creation of distributable reserves of Covidien plc through the reduction of the share premium account, so as to facilitate the ongoing payment of dividends to the shareholders of Covidien plc and to effect the repurchase of shares. The court order authorizing the creation of distributable reserves was filed with the Registrar of Companies in Ireland and became effective on July 8, 2009.

Basis of Presentation

The directors have elected to prepare the consolidated and parent company financial statements in accordance with section 1 of the Companies (Miscellaneous Provisions) Act, 2009, which provides that a true and fair view of the state of affairs and profit or loss may be given by preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), as defined in Section 1(1) of the Companies (Miscellaneous Provisions) Act 2009, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Acts or of any regulations made there under.

The preparation of the financial statements in conformity with U.S. GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. These financial statements were issued on January 21, 2010 and subsequent events have been evaluated through that date.

These financial statements were prepared in accordance with Irish Company Law, to present to the shareholders of the Company and file with the Companies Registration Office in Ireland. Accordingly, these financial statements include disclosures required by the Republic of Ireland's Companies Acts, 1963 to 2009 in addition to those required under U.S. GAAP.

The accompanying financial statements have been prepared in U.S. dollars and reflect the consolidated operations of Covidien plc (formerly the consolidated operations of Covidien Ltd.) and its subsidiaries. Prior to June 29, 2007, Covidien Ltd. was part of Tyco International Ltd. (Tyco International). On June 29, 2007, Tyco International distributed one common share of Covidien for every four common shares of Tyco International, as well as its shares of its former electronics business (Tyco Electronics), to holders of Tyco International common shares (the separation) and Covidien Ltd. became a stand alone entity. The results of Covidien plc are included in the consolidated financial statements from the date of incorporation.

Accounting Policies

Principles of Consolidation—The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included in the financial statements from the effective date of acquisition or up to the date of disposal.

Revenue Recognition—The Company recognizes revenue for product sales when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in non-U.S. jurisdictions.

In certain circumstances, the Company enters into arrangements in which it provides multiple deliverables to its customers. Agreements with multiple deliverables are divided into separate units of accounting. Total revenue is first allocated among the deliverables based upon their relative fair values. Revenue is then recognized for each deliverable in accordance with the principles described above. Fair values are determined based on sales of the individual deliverables to other third parties.

Customers may also require the Company to maintain consignment inventory at the customer's location. The Company recognizes revenues and costs associated with consignment inventory upon the notification of usage by the customer.

The Company sells products both direct to end user customers and through distributors who resell the products to end user customers. Rebates are provided to certain distributors that sell to end user customers at prices determined in accordance with a contract between the Company and the end user customer. Provisions for rebates, as well as sales discounts and returns, are accounted for as a reduction of sales when revenue is recognized and are included in the reserve for returns, rebates and sales allowances within accounts receivable trade on the balance sheets. Rebates are estimated based on sales terms, historical experience and trend analyses. In estimating rebates, the Company considers the lag time between the point of sale and the payment of the distributor's rebate claim, distributor-specific sales trend analyses, contractual commitments, including stated rebate rates, and other relevant information. The Company adjusts reserves to reflect differences between estimated and actual experience, and records such adjustment as a reduction of sales in the period of adjustment. Rebates charged against gross sales amounted to $2.873 billion and $2.400 billion in fiscal 2009 and 2008, respectively.

Research and Development—Internal research and development costs are expensed as incurred. Research and development expenses include salary and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services and other costs.

Amounts related to research and development collaborations with third parties are expensed as incurred up to the point of regulatory approval. Third-party costs subsequent to regulatory approval are capitalized and amortized over the estimated useful life of the related product. Amounts capitalized for such costs are included in intangible assets, net of accumulated amortization.

Advertising—Advertising costs are expensed when incurred. Advertising expense was $83 million and $89 million in fiscal 2009 and 2008, respectively, and is included in selling, general and administrative expenses.

Currency Translation—For the Company's non-U.S. subsidiaries that transact in a functional currency other than U.S. dollars and do not operate in highly inflationary environments, assets and liabilities are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during the related month. The net effect of these translation adjustments is shown in the financial statements as a component of accumulated other comprehensive income within shareholders' funds. For subsidiaries operating in highly inflationary environments or where the functional currency is different from local currency, inventories and property, plant and equipment, including related expenses, are translated at the rate of exchange in effect on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments of these subsidiaries are included in net income.

Cash and Cash Equivalents—All highly liquid investments purchased with maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of losses inherent in the Company's accounts receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other available evidence. Accounts receivable are written off when management determines they are uncollectible.

Inventories—Inventories are recorded at the lower of cost or market value, primarily first-in, first-out. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Investments in subsidiary—Covidien plc's investment in Covidien Ltd. was recorded at fair value on the date of the reorganization, based on the Company's market capitalization at that date. This initial valuation became Covidien plc's cost basis for its investment in Covidien Ltd. The investment is tested for impairment if circumstances or indicators suggest that impairment may exist.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. Land and construction in progress are not depreciated. The Company generally utilizes the straight-line method of depreciation over the following estimated useful lives of the assets:

Buildings and related improvements	2 to 40 years
Machinery and equipment	2 to 25 years

Upon retirement or other disposal of property, plant and equipment, the cost and related amount of accumulated depreciation are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is included in net income.

The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of assets using undiscounted cash flows. If an asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is estimated based upon the present value of discounted future cash flows or other reasonable estimates of fair value.

Intangible Assets—Intangible assets include intellectual property consisting primarily of patents, trademarks, unpatented technology and customer lists. The Company records intangible assets at cost and amortizes certain of such assets using the straight-line method over the following estimated useful lives of the assets:

Unpatented technology	15 to 25 years
Patents and trademarks	10 to 40 years
Customer lists	10 to 30 years
Other	15 to 30 years

Amortization expense is included in selling, general and administrative expenses. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, the Company amortizes the remaining carrying value of the intangible asset prospectively over the revised remaining useful life. Since not all intangible assets decline in value, straight-line amortization of certain intangible assets over an arbitrary period does not reflect the economic reality. Therefore, in order to present a true and fair view of the economic reality, under U.S. GAAP, certain of the Company's intangible assets, primarily certain trademarks, are considered indefinite-lived and are not subject to amortization. These intangible assets are tested for impairment in the same manner as goodwill. The Company reviews intangible assets subject to amortization for impairment in the same manner as property, plant and equipment discussed above.

Business Combinations—Amounts paid for acquisitions are allocated to the tangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The Company then allocates the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

The Company's purchased research and development represents the estimated fair value as of the acquisition date of in-process projects that have not reached technological feasibility and have no alternative future use. The primary basis for determining technological feasibility of these projects is obtaining regulatory approval. The Company expenses the value attributable to in-process research and development (IPR&D) projects at the time of acquisition.

The valuation of IPR&D is determined using the discounted cash flow method. In determining the value of IPR&D, the Company considers, among other factors, appraisals, the stage of completion of the projects, the technological feasibility of the projects, whether the projects have an alternative future use and the estimated residual cash flows that could be generated from the various projects and technologies over their respective projected economic lives. The discount rate used is determined at the time of acquisition and includes a rate of return which accounts for the time value of money, as well as risk factors that reflect the economic risk that the cash flows projected may not be realized.

Goodwill—Since not all goodwill declines in value and goodwill that does decline in value rarely does so on a straight-line basis, straight-line amortization of goodwill over an arbitrary period does not reflect the economic reality. Therefore, in order to present a true and fair view of the economic reality, under U.S. GAAP, goodwill is considered an indefinite-lived intangible asset and is not amortized. Rather, the Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company utilizes a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Upon disposal of a business, the amount of goodwill attributable to the business (not previously written off) is included in the determination of the gain or loss on disposal.

Income Taxes—The income tax benefits of a consolidated income tax return have been reflected where such returns have or could be filed based on the entities and jurisdictions included in the financial statements.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax bases of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to reduce net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across the Company's global operations. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when it is determined that the liabilities are no longer necessary. Substantially all of these potential tax liabilities are not expected to be paid within one year.

Recently Adopted Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities—In March 2008, the Financial Accounting Standards Board (FASB) issued enhanced disclosure requirements for derivative instruments and hedging activities. The additional disclosures are intended to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The required disclosures regarding derivative instruments and hedging activities are presented in note 12.

Accounting for Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued authoritative literature regarding accounting for defined benefit pension and other postretirement plans, which requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. Additional financial statement disclosures are also required. The Company adopted the recognition and disclosure provisions at the end of fiscal 2007, and accordingly, recognized an after-tax reduction of $51 million in accumulated other comprehensive income, a component of shareholders' funds. In addition, companies are required to measure plan assets and benefit obligations as of their fiscal year end. The Company previously used a measurement date of August 31st; however, in the first quarter of fiscal 2009, the Company transitioned to a measurement date that coincides with its fiscal year end. The adoption of the measurement date provision resulted in a reduction to shareholders' funds to reflect the incremental one-month charge from August to September.

Accounting for Uncertain Tax Positions—In June 2006, the FASB issued authoritative literature, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. This literature prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On September 29, 2007, the Company adopted these provisions. The cumulative effect of adopting these provisions was a $355 million reduction in retained earnings, a $197 million increase in deferred tax assets, primarily due to interest and state specific items, and a $642 million and $90 million increase in income taxes payable and receivable, respectively. In addition, the Company recorded an increase in amounts due from former parent and affiliates pursuant to the Tax Sharing Agreement of $231 million as other income, representing the indirect effect of adoption. Notes 5 and 17 provide additional information regarding income taxes and the Tax Sharing Agreement, respectively.

Recently Issued Accounting Pronouncements

Disclosures about Postretirement Benefit Plan Assets—In December 2008, the FASB issued enhanced disclosure requirements for defined benefit pension and other postretirement benefit plan assets. The additional disclosures are intended to provide users of financial statements with an enhanced understanding of (a) how investment allocation decisions are made, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. The Company is required to comply with these disclosure requirements beginning in fiscal 2010.

Business Combinations—In December 2007, the FASB issued authoritative literature on business combinations, which expands the definition of a business combination and changes the manner in which the Company accounts for business combinations beginning in fiscal 2010. Significant changes include the capitalization of IPR&D as an indefinite-lived asset, the recognition of certain acquired contingent assets and liabilities at fair value, the expensing of acquisition-related restructuring actions and transaction costs, and the recognition of contingent purchase price consideration at fair value on the acquisition date. In addition, post-acquisition changes in deferred tax asset valuation allowances and acquired income tax uncertainties will be recognized as income tax expense or benefit. The accounting treatment for taxes will be applicable to acquisitions that close both prior and subsequent to the adoption of this pronouncement.

2. Acquisitions and License Agreements

Fiscal 2009

Power Medical Interventions, Inc.—In September 2009, the Company's Medical Devices segment acquired Power Medical Interventions, Inc. (PMI), a provider of computer-assisted, power-actuated surgical cutting and stapling products, for approximately $65 million, including debt assumed of $25 million. The acquisition of PMI expanded the Company's surgical stapling solutions. The Company recorded an IPR&D charge of $36 million in connection with the acquisition of PMI. This charge related to the development of second-generation technology that had not yet obtained regulatory approval.

VNUS Medical Technologies, Inc.—In June 2009, the Company's Medical Devices segment acquired VNUS Medical Technologies, Inc. (VNUS), a developer of medical devices for minimally invasive treatment of venous reflux disease, for $473 million, net of cash acquired of $42 million. The acquisition of VNUS expanded the Company's portfolio of vascular intervention products and its presence in the vascular market.

The Company's preliminary allocation of the purchase price for VNUS is as follows (dollars in millions):

Current assets (including cash of $42)	$ 98
Intangible assets (including in-process research and development)	348
Other non-current assets	49
Goodwill (non-tax deductible)	176
Total assets acquired	671
Current liabilities	33
Deferred tax liabilities (non-current)	112
Other non-current liabilities	11
Total liabilities assumed	156
Net assets acquired	$515

Intangible assets acquired include $59 million assigned to in-process research and development that was written off at the date of acquisition. The remaining $289 million of intangible assets relates to $237 million of completed technology with useful life of 11 years and $52 million of customer relationships with a weighted-average useful life of 12 years.

The $59 million in-process research and development charge is related to an alternative minimally invasive device for the treatment of varicose veins and venus reflux that VNUS is developing, which has not yet received regulatory approval. As of the date of acquisition, this technology was not considered to be technologically feasible or to have any alternative future use. Design, testing, clinical trials and regulatory submission are required in order to bring the project to completion. The Company determined the valuation of the in-process research and development using, among other factors, appraisals. The value was based primarily on the discounted cash flow method and was discounted at a 31% rate, which was considered commensurate with the project's risks and stage of development. Future residual cash flows that could be generated from the project were determined based upon management's estimate of future revenue and expected profitability of the project and technology involved. These projected cash flows were then discounted to their present values taking into account management's estimate of future expenses that would be necessary to bring the project to completion.

The following unaudited pro forma data summarize the results of operations for the periods indicated as if the acquisition of VNUS had been completed as of the beginning of the periods presented. The pro forma data give effect to actual operating results prior to the acquisition and adjustments to interest income, intangible asset amortization and income taxes. No effect has been given to cost reductions or operating synergies in this presentation. These pro forma amounts are not indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future.

(Dollars in Millions, Except per Share Data)	2009 (1)	2008
Net sales	$10,751	$10,452
Income from continuing operations	899	1,504
Net income	903	1,328
Basic earnings per share:		
Income from continuing operations	$ 1.79	$ 3.01
Net income	1.80	2.66
Diluted earnings per share:		
Income from continuing operations	$ 1.78	$ 2.98
Net income	1.79	2.63

(1) Excludes the $59 million in-process research and development charge associated with the acquisition of VNUS.

Nuvo Research Inc.—In June 2009, the Company's Pharmaceuticals segment entered into a licensing agreement with Nuvo Research Inc. (Nuvo). This licensing agreement grants Covidien commercial rights to market and distribute Pennsaid Lotion and Pennsaid Gel, product candidates for the treatment of osteoarthritis. Pennsaid Lotion was approved by the U.S. Food and Drug Administration in November 2009, while Pennsaid Gel remains in development. This license arrangement included an up-front cash payment of $10 million, which was included in research and development expenses. Covidien is also responsible for all future development activities and expenses. In addition, Covidien may be required to make additional payments up to $120 million based upon the successful completion of specified regulatory and sales milestones, as well as royalty payments on future sales of the products.

Neuromed Development Inc.—In June 2009, the Company's Pharmaceuticals segment entered into a licensing agreement with Neuromed Development Inc. (Neuromed), a subsidiary of Neuromed Pharmaceuticals Ltd. This licensing agreement grants Covidien commercial rights to market and distribute in the United States EXALGO (hydromorphone HCL extended release), a pain management drug candidate, for an up-front cash payment of $10 million, which was included in research and development expenses. Under the license arrangement, Covidien is obligated to make additional payments up to $73 million based upon the successful completion of specified development and regulatory milestones. During fiscal 2009, $10 million of such milestone payments were made and included in research and development expenses. Covidien will also contribute up to $16 million toward additional development costs incurred by Neuromed and pay royalties on any commercial sales of the developed product.

In addition, during fiscal 2009, the Company completed two smaller acquisitions, acquired a distributor and acquired intangible assets. The Company recorded an IPR&D charge of $20 million associated with the acquisition of intellectual property.

Fiscal 2008

During fiscal 2008, the Company's Medical Devices segment acquired Tissue Science Laboratories plc (TSL), a medical device company dedicated to the research, development and commercialization of tissue implant products for surgical and wound care therapies, for $74 million. The acquisition of TSL provided the Company with a leading tissue repair technology and accelerated its entry into the biologic hernia repair market. TSL's Permacol(R) product complemented the Company's soft tissue product offerings and allowed the Company to offer a full line of differentiated hernia repair products.

In November 2007, the Company's Medical Devices segment acquired Scandius Biomedical, Inc. (Scandius), a developer of medical devices for sports-related surgeries, for $27 million. The acquisition of Scandius enabled the Company to offer customers innovative soft tissue repair devices for common sports injuries. The Company recorded an IPR&D charge of $12 million in connection with this acquisition.

In addition, the Company completed two smaller acquisitions during fiscal 2008 and recorded IPR&D charges totaling $10 million.

3. Discontinued Operations and Divestitures

Discontinued Operations

During fiscal 2008, the Company sold its Retail Products segment and its European Incontinence Products business within the Medical Supplies segment because their products and customer bases were not aligned with the Company's long-term strategic objectives. Both of these businesses met the discontinued operations criteria.

Retail Products segment—During fiscal 2008, the Company sold its Retail Products segment for gross cash proceeds of $330 million, subject to working capital adjustments. Deal costs and other adjustments resulted in net cash proceeds of $308 million, which was used to repay a portion of the Company's outstanding borrowings under its credit facility. During fiscal 2008, the Company recorded a $111 million pre-tax loss on sale from discontinued operations related to the Retail Products segment, which included charges totaling $75 million recorded during the first six months of fiscal 2008, to write down the business to its fair value less cost to sell. Fair value used for the impairment assessment was based on the sale agreement. The loss on sale was adjusted in fiscal 2009 because of the receipt of contingent payments and net proceeds from the sale of a Retail Products facility totaling $12 million.

European Incontinence business—During fiscal 2008, the Company also sold its European Incontinence business. As a condition of the sale, the Company was required to contribute cash of $43 million into the business prior to the closing of the transaction. During fiscal 2008, the Company recorded a $75 million pre-tax loss on sale from discontinued operations related to the European Incontinence business, which includes charges totaling $23 million recorded during the first six months of fiscal 2008, to write down the business to its fair value less costs to sell. Fair value used for the impairment assessment was based on the sale agreement.

Financial information—Net sales, income from operations and income (loss) on disposition for discontinued operations are as follows:

(Dollars in Millions)	2009	2008
Net sales	$—	$ 421
Income from operations, net of income tax provision of $— and $11	$—	$ 1
Income (loss) on disposition, net of income tax provision (benefit) of $2 and $(9)	5	(177)
Income (loss) from discontinued operations, net of income taxes	$ 5	$(176)

Change in Plan of Sale

During fiscal 2008, the Company decided to sell its Specialty Chemical business within the Pharmaceuticals segment because its products and customer base were not aligned with the Company's long-term strategic objectives. The Specialty Chemicals business had been classified as held for sale and the results of its activities reflected within discontinued operations. During the fourth quarter of fiscal 2009, the Company ceased efforts to market this business given market conditions existing at the time. As a result, the Specialty Chemicals business no longer met the held for sale and discontinued operations criteria and, accordingly, was reclassified from held for sale to held and used and from discontinued operations to continuing operations for all periods presented. During the fourth quarter of fiscal 2009, the Company recorded $18 million of incremental depreciation and amortization expense relating to the period from the first quarter of fiscal 2008 through the third quarter of fiscal 2009 when the Specialty Chemicals business was classified as held for sale. In addition, the Company recorded a charge of $60 million for the write-off of a previously recognized deferred tax asset resulting from the reclassification of this business to continuing operations.

Divestitures

During fiscal 2009, the Company sold its Sleep Diagnostics product line within the Medical Devices segment. In addition, the Company entered into a definitive agreement to sell its Oxygen Therapy product line, also within the Medical Devices segment. Selling, general and administrative expenses for fiscal 2009 includes charges totaling $21 million for the loss on sale of Sleep Diagnostics and the write-down of Oxygen Therapy to its fair values less cost to sell based on the sale agreement. In September 2009, the Company also announced its plan to divest its Sleep Therapy product line within the Medical Devices segment. The Company plans to reallocate the resources previously used to support these product lines to its faster-growing, higher-margin businesses in which it has or can develop a global competitive advantage.

4. Restructuring Charges

In fiscal 2007, the Company launched a $150 million restructuring program, primarily in its Medical Devices and Medical Supplies segments. This program includes exiting unprofitable product lines in low-growth and declining-growth markets, reducing excess machine capacity, moving production to lower cost alternatives through plant consolidations and outsourcing initiatives, and relocating certain functions. As of September 26, 2008, the Company had substantially completed this program.

In fiscal 2009, the Company launched an additional restructuring program, designed to improve the Company's cost structure and to deliver improved operational growth. This program includes actions across all three segments, as well as corporate. The Company expects to incur charges as these actions are undertaken of approximately $200 million under this program, most of which is expected to occur by the end of 2010. This program excludes acquisition-related restructuring actions, which may be initiated in future periods.

Restructuring charges, including associated asset impairments, by segment are as follows:

(Dollars in Millions)	2009	2008
Medical Devices	$ 7	$ 61
Pharmaceuticals	27	6
Medical Supplies	17	10
Corporate	10	—
	$61	$ 77

Activity in the Company's restructuring reserves during fiscal 2008 and 2009 is as follows:

(Dollars in Millions)	Employee Severance and Benefits	Other	Asset Impairment Charges	Total
Balance at September 29, 2007	$ 27	$ 1	$—	$ 28
Charges	58	7	18	83
Utilization	(18)	(7)	(18)	(43)
Changes in estimate	(6)	—	—	(6)
Currency translation	(4)	—	—	(4)
Balance at September 26, 2008	57	1	—	58
Charges	51	3	12	66
Utilization	(34)	(4)	(12)	(50)
Changes in estimate	(5)	—	—	(5)
Currency translation	(4)	—	—	(4)
Balance at September 25, 2009	$ 65	$—	$—	$ 65

At September 25, 2009, restructuring liabilities of $65 million remained on the balance sheet, $61 million of which are included in accrued and other current liabilities and the remainder of which are included in other liabilities.

5. Income Taxes

Significant components of income taxes related to continuing operations for each fiscal year are as follows:

(Dollars in Millions)	2009	2008
Current:		
United States:		
Federal	$ 693	$379
State	46	31
Non-U.S.	283	140
Current income tax provision	1,022	550
Deferred:		
United States:		
Federal	(76)	(16)
State	(7)	15
Non-U.S.	(9)	(51)
Deferred income tax provision	(92)	(52)
	$ 930	$498

Non-U.S. income from continuing operations before income taxes was $1.186 billion and $1.072 billion for fiscal 2009 and 2008, respectively.

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations is as follows:

(Dollars in Millions)	2009	2008
Notional U.S. federal income taxes at the statutory rate	$ 630	$ 712
Adjustments to reconcile to the income tax provision:		
U.S. state income tax provision, net	25	39
Rate differences between non-U.S. and U.S. jurisdictions[1]	(332)	(304)
Shareholder and class action settlement costs	64	18
Valuation allowances	10	1
Adjustments to accrued income tax liabilities and uncertain tax positions	299	68
Allocated loss on the retirement of debt	—	—
Investment in subsidiary	60	(60)
In-process research and development charges	34	8
Withholding tax on repatriated earnings	167	—
Other	(27)	16
Provision for income taxes	$ 930	$ 498

(1) Excludes non-deductible charges and other items which are broken out separately in the statutory rate reconciliation presented.

The Company is the primary obligor to the taxing authorities for $1.774 billion and $1.397 billion of contingent tax liabilities that are recorded on the balance sheet at September 25, 2009 and September 26, 2008, respectively. At September 25, 2009 and September 26, 2008, the total amount of the Company's unrecognized tax benefits included within income taxes payable was $1.359 billion and $1.053 billion, respectively, of which $1.174 billion would impact the effective tax rate and $185 million would be offset by the write off of related deferred and other tax assets, if recognized. Interest and penalties associated with uncertain tax positions are recognized as components of income tax expense. The Company accrued $130 million of interest and $8 million of penalties during fiscal 2009 and $89 million of interest and $3 million of penalties during fiscal 2008. The total amount of accrued interest related to uncertain tax positions included within income taxes payable was $459 million and $329 million at September 25, 2009 and September 26, 2008, respectively. In addition, the total amount of accrued penalties included within income taxes payable related to uncertain tax positions was $26 million and $18 million at September 25, 2009 and September 26, 2008, respectively.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

(Dollars in Millions)	2009	2008[1]
Balance at beginning of fiscal year	$1,053	$1,006
Additions related to current year tax positions	23	43
Additions related to prior period tax positions	320	42
Reductions related to prior period tax positions	(37)	(3)
Settlements	—	(28)
Lapse of statute of limitations	—	(7)
Balance at end of fiscal year	$1,359	$1,053

(1) Amounts have been revised to properly classify certain items.

The Company's and its subsidiaries income tax returns are periodically examined by various tax authorities. Open periods for examination include periods during which the Company was a subsidiary of Tyco International. The resolution of these matters is subject to the conditions set forth in the Tax Sharing Agreement discussed in note 17. Tyco International has the right to administer, control and settle all U.S. income tax audits for periods prior to the separation. The Company has significant potential tax liabilities related to these periods and has included its best estimate of the amounts which relate to its operations within the non current income taxes payable.

The IRS has concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000. Tyco International has appealed certain of the tax adjustments proposed by the IRS which affect all three of the companies and total approximately $1 billion. The Company believes that the amounts recorded in its financial statements related to these matters are adequate. At September 25, 2009, non-current income taxes payable includes approximately $163 million of gross unrecognized tax benefits, which is expected to be settled within the next twelve months, primarily related to the 1997 through 2000 audit cycle. However, the majority of the related cash payments are not expected to be made until fiscal 2011. Non-current income taxes payable also includes anticipated refunds and other items not related to uncertain tax positions.

In addition, in September 2009, Tyco International and the U.S. Internal Revenue Service (IRS) entered into settlements related to certain outstanding tax matters within the 2001 through 2004 audit cycle, which cycle remains open and subject to examination and resolution of other matters. The net effect of the settlements will require Covidien to make a payment of approximately $205 million to the IRS, potentially in fiscal 2011, which is included in non-current income taxes payable on the balance sheet. However, pursuant to the Tax Sharing Agreement, Covidien will receive payments totaling approximately $107 million from Tyco International and Tyco Electronics, which is included in due from former parent and affiliates. The impacts of these settlements are reflected in income tax expense and other income, respectively. Covidien will also be required to reimburse Tyco International and Tyco Electronics an insignificant amount for the Company's portion of their settlements.

As of September 25, 2009, a summary of tax years that remain subject to examination in the Company's major tax jurisdictions are as follows:

United States—federal	1997 and forward
United States—state	1996 and forward
Australia	2004 and forward
Canada	2000 and forward
France	2000 and forward
Germany	2002 and forward
Ireland	2004 and forward
Italy	2004 and forward
Japan	1998 and forward
Netherlands	2003 and forward
Switzerland	2004 and forward
United Kingdom	2004, 2006 and forward

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The following table sets forth the components of the net deferred tax asset at the end of fiscal 2009 and 2008:

(Dollars in Millions)	2009	2008
Deferred tax assets:		
Accrued liabilities and reserves	$ 434	$ 356
Tax loss and credit carryforwards	6,594	6,715
Inventories	110	65
Postretirement benefits	133	47
Federal and state benefit of uncertain tax positions	239	180
Investment in subsidiaries	—	60
Deferred compensation	74	40
Other	131	163
	7,715	7,626
Deferred tax liabilities:		
Property, plant and equipment	(299)	(312)
Intangible assets	(814)	(651)
Other	—	(7)
	(1,113)	(970)
Net deferred tax asset before valuation allowances	6,602	6,656
Valuation allowances	(6,492)	(6,617)
Net deferred tax asset	$ 110	$ 39

Net deferred tax asset activity for fiscal 2009 is as follows:

(Dollars in Millions)	
Balance at September 26, 2008	$ 39
Provisions	92
Acquisitions	(68)
Charge to equity	22
Currency translation and other	25
Balance at September 25, 2009	$110

Deferred taxes were comprised of the following:

(Dollars in Millions)	2009	2008
Deferred income taxes included in debtors	$ 476	$ 335
Deferred income taxes included in provisions	(366)	(296)
Net deferred tax asset	$ 110	$ 39

At September 25, 2009, the Company had approximately $22.6 billion of net operating loss carryforwards in certain non-U.S. jurisdictions, of which $21.6 billion have no expiration, and the remaining $1.0 billion will expire in future years through 2029. Included in these net operating loss carryforwards are approximately $20 billion of net operating losses that the Company recorded in fiscal 2008 as a result of the receipt of a favorable tax ruling from certain non-U.S. taxing authorities. The Company has recorded a full valuation allowance against this net operating loss as management believes that it is highly unlikely that any of this net operating loss will be utilized. Since there was no impact on the Company's effective tax rate, the net operating loss and corresponding valuation allowance have been excluded from the rate reconciliation previously presented. The Company had $464 million of U.S. federal net operating loss carryforwards and $258 million of U.S. federal capital loss carryforwards at September 25, 2009, which will expire between 2011 through 2029. For U.S. state purposes, the Company had $874 million of net operating loss carryforwards and $241 million of capital loss carryforwards at September 25, 2009, which will also expire between 2010 through 2029.

At September 25, 2009, the Company also had $23 million of tax credits available to reduce future income taxes payable, primarily in jurisdictions within the United States, of which $7 million have no expiration, and the remainder expire during 2010 through 2029.

The valuation allowances for deferred tax assets of $6.492 billion and $6.617 billion at September 25, 2009 and September 26, 2008, respectively, relate principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets.

At September 25, 2009, the Company had certain potential non-U.S. tax attributes that had not been recorded in the financial statements. These attributes include $11.7 billion of non-U.S. special deductions with an indefinite carryforward period. The Company has treated these amounts as special deductions for financial statement purposes since utilization is contingent upon the annual performance of certain economic factors. The Company intends to recognize the applicable portion of the special deduction annually at an estimated tax rate of between 1% and 3% when and if these economic factors are met.

During fiscal 2009, the Company provided for U.S. and non-U.S. income taxes and a 5% withholding tax in the amount of $167 million on earnings that were repatriated (i) in connection with a one-time transaction that was implemented as part of the Company's tax planning strategies and (ii) in jurisdictions where the Company is not permanently reinvested. In general, the remaining earnings of the Company's subsidiaries are considered to be permanently reinvested. At September 25, 2009, there are no significant U.S. accumulated earnings that have not been repatriated. The Company does not believe it practicable to estimate either the accumulated earnings in other jurisdictions or the potential income taxes thereon which could potentially be triggered if repatriation were to occur.

6. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for fiscal 2009 and 2008:

	2009			2008		
(Amounts in Millions, Except per Share Data)	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share:						
Profit after taxation from continuing operations	$871	503	$1.73	$1,537	500	$3.08
Diluted earnings per share:						
Share options and restricted shares	—	2		—	5	
Profit after taxation from continuing operations giving effect to dilutive adjustments	$871	505	$1.72	$1,537	505	$3.04

The computation of diluted earnings per share for fiscal 2009 and 2008 excludes the effect of the potential exercise of options to purchase 15 million and 5 million shares, respectively, because the effect would be anti-dilutive.

7. Inventories

At the end of fiscal 2009 and 2008, inventories were comprised of:

(Dollars in Millions)	2009	2008
Purchased materials and manufactured parts	$ 303	$ 273
Work in process	331	244
Finished goods	700	830
Inventories	$1,334	$1,347

Aggregate reductions in the carrying value with respect to inventories that were still on hand at September 25, 2009 and September 26, 2008, that were deemed to be excess, obsolete, slow-moving or that had a carrying value in excess of market, were $144 million and $122 million, respectively.

8. Property, plant and equipment

At the end of fiscal 2009 and 2008 property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2009	2008
Land	$ 137	$ 138
Buildings and related improvements	1,147	1,084
Machinery and equipment	3,101	2,859
Leasehold improvements	194	175
Construction in progress	350	393
Accumulated depreciation	(2,268)	(2,065)
Property, plant and equipment, net	$ 2,661	$ 2,584

At September 25, 2009 and September 26, 2008, the Company had property under capital lease of $77 million and $224 million, respectively, consisting primarily of buildings. Amortization of capitalized lease assets was $4 million and $9 million in fiscal 2009 and 2008, respectively. Accumulated amortization of capitalized lease assets was $64 million and $161 million at the end of fiscal 2009 and 2008, respectively.

Demonstration product ("Demo") is capital equipment utilized by the sales force as a sales tool. Demo is located with the sales force or placed with customers on a temporary basis for use in evaluating the product. Demo is capitalized and amortized over 3 to 5 years based on expected useful life. In addition, the Company maintains a pool of loaned capital equipment, primarily items that are provided to customers for use when the customer owned item is sent in for repair. Upon completion of the repair the loaned equipment is returned to the Company. Demo and loaned equipment totaled $116 million and $109 million at September 25, 2009 and September 26, 2008, respectively.

Depreciation expense was $353 million and $323 million in fiscal 2009 and 2008, respectively. These amounts include $54 million and $47 million for fiscal 2009 and 2008, respectively, of depreciation expense on demonstration equipment which is included in other tangible assets on the balance sheet. Maintenance and repair expenditures are charged to expense when incurred and were $101 million in fiscal 2009 and $108 million in fiscal 2008.

Fixed asset activity for fiscal 2009 is as follows:

(Dollars in Millions)	Land, Buildings and Leasehold Improvements	Machinery and Equipment	Construction in Process	Total
Cost:				
At September 26, 2008	$1,397	$2,859	$ 393	$4,649
Additions	20	59	333	412
Acquisitions	3	6	—	9
Impairment	(2)	—	(1)	(3)
Disposals	(14)	(133)	—	(147)
Transfers	68	306	(374)	—
Currency translation	6	4	(1)	9
At September 25, 2009	$1,478	$3,101	$ 350	$4,929
Depreciation and impairment:				
At September 26, 2008	$ 524	$1,541	$ —	$2,065
Depreciation expense	60	239	—	299
Impairment	15	5	—	20
Disposals	(13)	(110)	—	(123)
Transfers	(2)	2	—	—
Currency translation	3	4	—	7
At September 25, 2009	$ 587	$1,681	$ —	$2,268
Net book value:				
At September 26, 2008	$ 873	$1,318	$ 393	$2,584
At September 25, 2009	$ 891	$1,420	$ 350	$2,661

9. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for fiscal 2009 and 2008 were as follows:

(Dollars in Millions)	Medical Devices	Medical Supplies	Pharma-ceuticals	Total
Goodwill at September 29, 2007	$4,871	$389	$532	$5,792
Acquisitions	51	—	—	51
Currency translation	3	—	—	3
Goodwill at September 26, 2008	4,925	389	532	5,846
Acquisitions	200	—	—	200
Goodwill at September 25, 2009	$5,125	$389	$532	$6,046

The gross carrying amount and accumulated amortization of intangible assets at the end of fiscal 2009 and 2008 were as follows:

	2009			2008		
(Dollars in Millions)	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Amortizable:						
Unpatented technology	$ 657	$251	21 years	$ 626	$218	21 years
Patents and trademarks	943	349	15 years	659	310	18 years
Customer lists	158	44	16 years	97	34	18 years
Other	168	73	29 years	163	66	29 years
Total	1,926	717	18 years	1,545	628	20 years
Non-Amortizable:						
Trademarks	353			356		
Total intangible assets	$2,279	$717		$1,901	$628	

Intangible asset amortization expense for fiscal 2009 and 2008 was $87 million and $77 million, respectively. The estimated aggregate amortization expense is expected to be $102 million for fiscal 2010, $100 million for fiscal 2011, $99 million for fiscal 2012, $98 million for fiscal 2013 and $97 million for fiscal 2014.

Intangible asset activity for fiscal 2009 is as follows:

(Dollars in Millions)	Unpatented Technology	Patents and Trademarks	Customer Lists	Other	Total
Cost:					
At September 26, 2008	$626	$1,015	$ 97	$163	$1,901
Acquisitions	31	280	60	5	376
Currency translation	—	1	1	—	2
At September 25, 2009	$657	$1,296	$158	$168	$2,279
Amortization:					
At September 26, 2008	$218	$ 310	$ 34	$ 66	$ 628
Amortization expense	33	38	9	7	87
Currency translation	—	1	1	—	2
At September 25, 2009	$251	$ 349	$ 44	$ 73	$ 717
Net book value:					
At September 26, 2008	$408	$ 705	$ 63	$ 97	$1,273
At September 25, 2009	$406	$ 947	$114	$ 95	$1,562

10. Debt

At the end of fiscal 2009 and 2008, debt was comprised of:

(Dollars in Millions)	2009	2008
Current maturities of long-term debt:		
Capital lease obligations	$ 5	$ 19
Other	25	—
Total	30	19
Long-term debt:		
Commercial paper program	151	171
5.2% senior notes due October 2010	250	250
5.5% senior notes due October 2012	500	500
6.0% senior notes due October 2017	1,150	1,150
6.6% senior notes due October 2037	850	850
Capital lease obligations	41	45
Other	19	20
Total	2,961	2,986
Total debt	$2,991	$3,005

The Company has a $1.425 billion five-year unsecured senior revolving credit facility expiring in 2012. Borrowings under this credit facility bear interest, at the Company's option, at a base rate or LIBOR, plus a margin dependent on the Company's credit default swap rate (subject to a floor and a cap that is dependent upon the Company's credit ratings). The credit facility agreement contains a covenant limiting the Company's ratio of debt to earnings before interest, income taxes, depreciation and amortization. In addition, the agreement contains other customary covenants, none of which are considered restrictive to the Company's operations. No amount was outstanding under the credit facility at either September 25, 2009 or September 26, 2008.

In February 2008, Covidien International Finance S.A. ("CIFSA"), an indirect wholly-owned subsidiary of the Company, initiated a commercial paper program. The notes issued under the commercial paper program are fully and unconditionally guaranteed by both Covidien plc and Covidien Ltd. Proceeds from the sale of the notes are used for working capital and other corporate purposes. The weighted-average interest rate on the notes issued under the commercial paper program was 0.4% and 3.6% at September 25, 2009 and September 26, 2008, respectively. CIFSA is required to maintain an available unused balance under its revolving credit facility sufficient to support amounts outstanding under the commercial paper program.

Capital lease obligations are generally due in installments based on the underlying agreements. All other debt is due in lump-sums. The aggregate amounts of external debt, including capital lease obligations, maturing during the next five fiscal years and thereafter are as follows: $30 million, $255 million, $155 million, $504 million, $10 million and $2.037 billion.

The fair value of the Company's unsecured senior notes was approximately $3.068 billion and $2.697 billion at September 25, 2009 and September 26, 2008, respectively.

11. Guarantees

CIFSA, a Luxembourg company, is a holding company that owns, directly or indirectly, all of the operating subsidiaries of Covidien plc. CIFSA is the issuer of the Company's senior notes and commercial paper and the borrower under the revolving credit facility, substantially all of which are fully and unconditionally guaranteed by both Covidien plc and Covidien Ltd., the owners of CIFSA.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, the Company entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics, which are discussed in note 17.

In disposing of assets or businesses, the Company often provides representations, warranties and indemnities to cover various risks including, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on its results of operations, financial condition or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities, which are discussed in note 19. In addition, the Company is liable for product performance; however in the opinion of management, such obligations will not significantly affect the Company's results of operations, financial condition or cash flows.

12. Financial Instruments

The Company is exposed to certain risks relating to its business operations. Risks that relate to interest rate exposure, foreign exchange exposure and commodity price exposure are managed by using derivative instruments. Interest rate lock contracts were entered into prior to the issuance of the Company's fixed rate senior notes to manage the risk of changes in interest rates prior to issuance of the debt. Foreign currency option and forward contracts are used to economically manage the foreign exchange exposures of operations outside the United States. Swap contracts on various commodities are periodically entered into to manage the price risk associated with forecasted purchases of commodities used in the Company's manufacturing processes.

The company recognizes all derivative instruments as either assets or liabilities at fair value on the balance sheet. The Company has designated the interest rate lock contracts and certain commodity swap contracts as cash flow hedges. The Company has not designated the foreign currency forward and option contracts as hedging instruments.

Cash Flow Hedges

Interest Rate Exposure—During fiscal 2007, CIFSA entered into a series of forward interest rate lock contracts to hedge the risk of variability in the market interest rates prior to the issuance of its fixed rate senior notes. The rate locks had an aggregate notional value of $1.3 billion and were designated as cash flow hedges at inception. The rate locks were terminated in fiscal 2007 and fiscal 2008 prior to the issuance of the notes. The termination of the rate locks resulted in an aggregate loss of $61 million, substantially all of which was considered to be highly effective at mitigating the risk associated with changes in interest rates. This amount was recorded within accumulated other comprehensive income and is being reclassified to interest expense over the terms of the notes. The amount of loss reclassified from accumulated other comprehensive income to interest expense was insignificant for each of fiscal 2009 and 2008. As of September 25, 2009, $54 million of this loss remained in accumulated other comprehensive income. The Company has not entered into any other interest rate-related derivative instruments.

Derivative not Designated as Hedging Instruments

Foreign Exchange Exposures—The Company's operations outside the United States are significant. As a result, the Company has both transactional and translational foreign exchange exposure. The Company's policy is to use various forward and option contracts to economically manage foreign currency exposures on accounts and notes receivable, accounts payable, intercompany loans and forecasted transactions denominated in certain foreign currencies, principally the euro, Japanese yen, British pound and Canadian dollar. All forward and option contracts are recorded on the balance sheet at fair value. At September 25, 2009, the Company had foreign currency forward and option contracts outstanding with a notional amount of $765 million. These contracts do not meet the necessary criteria to qualify for hedge accounting. Accordingly, all associated changes in fair value are recognized in earnings.

The fair value of foreign exchange forward and option contracts not designated as hedging instruments is as follows:

(Dollars in Millions)	September 25, 2009
Prepaid expenses and other current assets(1)	$30
Accrued and other current liabilities(1)	49

(1) The Company nets derivative assets and liabilities when aggregating derivative contracts for presentation in the consolidated financial statements if certain criteria are met. The table above presents such contracts on a gross basis.

The net gain (loss) on foreign exchange forward and option contracts not designated as hedging instruments and related hedged items included in selling, general and administrative expenses was $36 million and $(44) million in fiscal 2009 and 2008, respectively.

The following table provides a summary of significant assets and liabilities that are measured at fair value on a recurring basis as of September 25, 2009:

		Basis of Fair Value Measurement		
(Dollars in Millions)	September 25, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Foreign currency contracts	$30	$—	$30	$—
Liabilities				
Foreign currency contracts	$49	$—	$49	$—

The majority of derivatives entered into by the Company are valued using over-the-counter quoted market prices for similar instruments. The Company does not believe that fair values of these derivative instruments differs materially from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on its results of operations, financial condition or cash flows.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, amounts due from former parent and affiliates, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, investments, accounts payable and derivative financial instruments approximated their carrying values at the end of fiscal 2009 and 2008. The fair value of debt is set forth in note 10. It is not practicable to estimate the fair value of the amounts due to or from former parent and affiliates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and derivative financial instruments. The Company invests its excess cash in deposits or money market funds and diversifies the concentration of cash among different financial institutions that have at least an A credit rating. The Company provides credit and does not generally require collateral; however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their diversity across many geographic areas. Counterparties to the Company's derivative financial instruments are limited to major financial institutions with at least an A/A2 long-term debt rating. While the Company does not require collateral or other security to be furnished by the counterparties to its derivative financial instruments, it minimizes exposure to credit risk by dealing with a diversified group of major financial institutions and actively monitoring outstanding positions.

13. Retirement Plans

At the end of fiscal 2009 and 2008, pension and similar obligations were comprised of:

(Dollars in Millions)	2009	2008
U.S. defined benefit pension plans	$161	$ 73
Non-U.S. defined benefit pension plans	90	102
Postretirement benefit obligations	135	131
Other	35	37
	$421	$343

Defined Benefit Pension Plans—The Company sponsors a number of defined benefit retirement plans covering certain of its U.S. and non-U.S. employees. The Company's periodic contributions to the plans are generally held in trust. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to expense on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on the advice of professionally qualified actuaries. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

The amounts included in the Company's financial statements are based on the most recent actuarial valuations, which are generally as of the end of the fiscal year. The actuarial valuations are performed by the individual plan's independent and professionally qualified actuaries. The actuarial reports are not available for public inspection.

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans is as follows:

	U.S. Plans		Non-U.S. Plans	
(Dollars in Millions)	**2009**	**2008**	**2009**	**2008**
Service cost	$ 7	$ 7	$ 15	$ 15
Interest cost	35	34	17	18
Expected return on plan assets	(32)	(41)	(13)	(14)
Amortization of prior service cost	2	2	—	—
Amortization of net actuarial loss	11	6	2	2
Plan settlements, curtailment and special termination benefits	—	5	4	1
Net periodic benefit cost	$ 23	$ 13	$ 25	$ 22
Weighted-average assumptions used to determine net pension cost during the year:				
Discount rate	7.0%	6.3%	5.6%	5.0%
Expected return on plan assets	7.4%	8.0%	5.7%	5.5%
Rate of compensation increase	3.8%	4.3%	3.8%	3.8%

The estimated amounts that will be amortized from accumulated income into net periodic benefit cost in fiscal 2010 are as follows:

(Dollars in Millions)	U.S. Plans	Non-U.S. Plans
Amortization of net actuarial loss	$(20)	$ (2)
Amortization of prior service cost	(2)	—

The following table represents the changes in benefit obligations, plan assets and the net amounts recognized on the balance sheet for all U.S. and non-U.S. defined benefit plans at the end of fiscal 2009 and 2008:

	U.S. Plans		Non-U.S. Plans	
(Dollars in Millions)	2009	2008	2009	2008
Change in benefit obligations:				
Benefit obligations at beginning of year	$ 526	$ 577	$345	$ 341
Change in measurement date	—	—	2	—
Service cost	7	7	15	15
Interest cost	35	34	17	18
Employee contributions	—	—	2	2
Actuarial loss (gain)	72	(29)	(10)	(21)
Benefits and administrative expenses paid	(47)	(38)	(13)	(13)
Plan settlements, curtailments and special termination benefits	(4)	(25)	(4)	(1)
Currency translation	—	—	—	4
Benefit obligations at end of year	$ 589	$ 526	$354	$ 345
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 452	$ 535	$242	$ 244
Change in measurement date	(4)	—	(1)	—
Actual return on plan assets	5	(31)	4	(11)
Employer contributions	26	11	33	19
Employee contributions	—	—	2	2
Plan settlements	(4)	(25)	(6)	(2)
Benefits and administrative expenses paid	(47)	(38)	(13)	(13)
Currency translation	—	—	3	3
Fair value of plan assets at end of year	$ 428	$ 452	$264	$ 242
Funded status at end of year	$(161)	$ (74)	$ (90)	$(103)
Contributions after the measurement date	—	1	—	1
Net amount recognized on the balance sheet	$(161)	$ (73)	$ (90)	$(102)
Amounts recognized on the balance sheet:				
Amount to be settled within one year	$ (3)	$ (3)	$ (4)	$ (4)
Amount to be settled after one year	(158)	(70)	(86)	(98)
Net amount recognized on the balance sheet	$(161)	$ (73)	$ (90)	$(102)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	$(232)	$(143)	$ (41)	$ (46)
Prior service (cost) credit	(5)	(6)	5	3
Net amount recognized in accumulated other comprehensive income	$(237)	$(149)	$ (36)	$ (43)
Weighted-average assumptions used to determine pension benefit obligations at year end:				
Discount rate	5.5%	7.0%	5.4%	5.6%
Rate of compensation increase	2.8%	3.8%	3.6%	3.8%

For the Company's U.S. plans, the discount rate is based on the market rate for a broad population of Moody's AA-rated corporate bonds over $250 million. For the Company's non-U.S. plans, the discount rate is generally determined by reviewing country and region specific government and corporate bond interest rates.

The accumulated benefit obligation for all U.S. and non-U.S. plans at the end of fiscal 2009 and 2008 is as follows:

(Dollars in Millions)	U.S. Plans		Non-U.S. Plans	
	2009	2008	2009	2008
Accumulated benefit obligation	$590	$527	$316	$311

The accumulated benefit obligation and fair value of plan assets for all U.S. and non-U.S. pension plans with accumulated benefit obligations in excess of plan assets at the end of fiscal 2009 and 2008 are as follows:

(Dollars in Millions)	U.S. Plans		Non-U.S. Plans	
	2009	2008	2009	2008
Accumulated benefit obligation	$573	$527	$204	$238
Fair value of plan assets	411	452	108	151

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class and individual asset class performance expectations as provided by external advisors. The Company's overall investment objective is to obtain a long-term return on plan assets that is consistent with the level of investment risk that is considered appropriate. Investment risks and returns are reviewed regularly against benchmarks to ensure objectives are being met.

The Company's U.S. pension plans have a target allocation of either 60% equity securities and 40% debt securities or 30% equity securities and 70% debt securities, depending on the status and duration of liabilities of the plan. Various asset allocation strategies are in place for non-U.S. pension plans depending upon local law, status, funding level and duration of liabilities. The Company's non-U.S. pension plans have a weighted-average target allocation of 33% equity securities, 58% debt securities and 9% other asset classes, primarily cash and cash equivalents.

Pension plans have the following weighted-average asset allocations at the end of fiscal 2009 and 2008:

	U.S. Plans		Non-U.S. Plans	
	2009	2008	2009	2008
Equity securities	49%	46%	30%	36%
Debt securities	51	53	62	55
Real estate	—	—	1	2
Cash and cash equivalents	—	1	7	7
Total	100%	100%	100%	100%

Covidien ordinary shares are not a direct investment of the Company's pension funds; however, the pension funds may indirectly include Covidien ordinary shares. The aggregate amount of the Covidien ordinary shares would not be material relative to the total pension fund assets.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will at least make minimum required contributions of $41 million to its U.S. and non-U.S. pension plans in fiscal 2010.

Benefit payments expected to be paid, reflecting future expected service as appropriate, are as follows:

(Dollars in Millions)	U.S. Plans	Non-U.S. Plans
Fiscal 2010	$ 62	$14
Fiscal 2011	53	13
Fiscal 2012	48	15
Fiscal 2013	47	16
Fiscal 2014	47	16
Fiscal 2015-2019	225	94

Defined Contribution Retirement Plans—The Company maintains voluntary 401(k) retirement plans, in which the Company matches a percentage of each employee's contributions. Total Company matching contributions to the plans were $69 million and $63 million for fiscal 2009 and 2008, respectively.

Deferred Compensation Plans—The Company maintains one active nonqualified deferred compensation plan in the United States, which permits eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds generally correspond to the funds offered in the Company's U.S. tax-qualified retirement plan and the account balance fluctuates with the investment returns on those funds. Deferred compensation expense for each period presented was insignificant. Total deferred compensation liabilities were $67 million and $53 million at the end of fiscal 2009 and 2008, respectively.

Rabbi Trusts and Other Investments—The Company maintains several rabbi trusts, the assets of which may be used to pay retirement benefits. The trusts primarily hold life insurance policies and debt and equity securities. The value of the assets held by these trusts was $81 million and $82 million at September 25, 2009 and September 26, 2008, respectively, which were included in other assets on the balance sheets. The rabbi trust assets, which are consolidated, are subject to the claims of the Company's creditors in the event of the Company's insolvency. Plan participants are general creditors of the Company with respect to these benefits. In addition, the Company has other investments which serve as collateral for certain pension plan benefits amounting to $40 million at both September 25, 2009 and September 26, 2008. These amounts were also included in other assets on the balance sheets.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than retirement plan benefits for its employees. However, certain acquired operations provide postretirement medical benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide eligibility for such benefits.

Net periodic postretirement benefit cost is as follows:

(Dollars in Millions)	2009	2008
Service cost	$ 1	$ 2
Interest cost	9	9
Amortization of prior service credit	(7)	(6)
Amortization of net actuarial loss	—	1
Net periodic postretirement benefit cost	$ 3	$ 6
Weighted-average assumptions used to determine net postretirement benefit cost during the year:		
Discount rate	7.0%	6.2%

The estimated prior service credit and net loss for postretirement benefit plans that will be amortized from accumulated comprehensive income into net periodic benefit cost in fiscal 2010 aggregate $6 million.

The following table presents the components of the accrued postretirement benefit obligations, all of which are unfunded, at the end of fiscal 2009 and 2008:

(Dollars in Millions)	2009	2008
Change in benefit obligations:		
Benefit obligations at beginning of year	$ 132	$ 166
Change in measurement date	1	—
Service cost	1	2
Interest cost	9	9
Plan amendments	—	(20)
Actuarial loss (gain)	1	(16)
Benefits paid	(9)	(9)
Benefit obligations at end of year	$ 135	$ 132
Change in plan assets:		
Fair value of assets at beginning of year	$ —	$ —
Employer contributions	9	9
Benefits paid	(9)	(9)
Fair value of plan assets at end of year	$ —	$ —
Funded status at end of year	$(135)	$(132)
Contributions after the measurement date	—	1
Accrued postretirement benefit cost	$(135)	$(131)
Amounts recognized on the balance sheet:		
Amount to be settled within one year	$ (11)	$ (11)
Amount to be settled after one year	(124)	(120)
Total provision recognized on the balance sheet	$(135)	$(131)
Amounts recognized in accumulated other comprehensive income consist of:		
Net actuarial loss	$ (17)	$ (16)
Prior service credit	47	55
Net amounts recognized in accumulated other comprehensive income	$ 30	$ 39
Weighted-average assumptions used to determine postretirement benefit obligations at year end:		
Discount rate	5.4%	7.0%

Health care cost trend assumptions are as follows:

	2009	2008
Health care cost trend rate assumed for next fiscal year	8.30%	9.56%
Rate to which the cost trend rate is assumed to decline	4.51%	5.00%
Fiscal year the ultimate trend rate is achieved	2029	2015

A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

(Dollars in Millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	1	(1)
Effect on postretirement benefit obligation	9	(8)

The Company expects to make contributions to its postretirement benefit plans of $11 million in fiscal 2010.

Benefit payments expected to be paid, reflecting future expected service as appropriate, are as follows (dollars in millions):

Fiscal 2010	$ 11
Fiscal 2011	11
Fiscal 2012	10
Fiscal 2013	10
Fiscal 2014	11
Fiscal 2015-2019	53

14. Shareholders' Funds

Preference Shares—Covidien has authorized 125,000,000 preference shares, par value of $0.20 per share, none of which were issued and outstanding at September 25, 2009 and September 26, 2008. Rights as to dividends, return of capital, redemption, conversion, voting and otherwise with respect to the preference shares may be determined by Covidien's board of directors on or before the time of issuance. In the event of the liquidation of the Company, the holders of any preference shares then outstanding would be entitled to payment to them of the amount for which the preference shares were subscribed and any unpaid dividends prior to any payment to the ordinary shareholders.

Other—This is primarily comprised of the capital contribution that was recorded upon separation from Tyco International Ltd.

Share Repurchase Program—During fiscal 2009, the Board of Directors authorized a program to purchase up to $300 million of the Company's ordinary shares to partially offset dilution related to equity compensation plans. Shares may be repurchased from time to time, based on market conditions. During fiscal 2009, the Company repurchased approximately 6 million ordinary shares (with a par value of $1.2 million), or 1.2% of outstanding shares, for $225 million under this program. The Company also repurchases shares from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares and to settle certain option exercises. During fiscal 2009, an additional $7 million was spent to acquire shares in connection with such share-based awards. In fiscal 2009, prior to the reorganization discussed in note 1, the Company retired the 2.1 million shares (with a par value of $0.4 million) that Covidien Ltd. held in treasury, which represented 0.4% of outstanding shares. As of September 25, 2009, the Company had approximately 3.9 million shares (with a par value of $0.8 million) held in treasury, representing 0.8% of outstanding shares, with a value of $155 million. These amounts also represent the maximum amounts held during the year.

Dividends—Covidien paid cash dividends totaling $322 and $320 million during fiscal 2009 and 2008, respectively. On September 24, 2009, the Board of Directors declared a quarterly cash dividend of $0.18 per share to shareholders of record at the close of business on October 6, 2009. The dividend, totaling $87 million, was paid on November 6, 2009.

Shareholders' funds activity of the Parent Company is as follows:

	Ordinary Shares			Other Reserves			
(In Millions)	Number	Amount	Share Premium	Profit and Loss Account	Profit and Loss Account - Treasury Shares	Other	Total
At January 16, 2009	—	$—	$ —	$ —	$ —	$—	$ —
Issuance of shares upon Reorganization	502	101	17,796	—	—	—	17,897
Transfer to profit and loss account	—	—	(13,934)	13,934	—	—	—
Net loss	—	—	—	(41)	—	—	(41)
Dividends declared	—	—	—	(170)	—	—	(170)
Repurchase of shares	—	—	—	—	(156)	—	(156)
Share options exercised	1	—	10	—	1	—	11
Share-based compensation	—	—	—	—	—	22	22
At September 25, 2009	503	$101	$ 3,872	$13,723	$(155)	$ 22	$17,563

Ordinary shares—On January 20, 2009, the Parent Company issued 40,000 ordinary shares, par value of €1 per share, for $0.052 million, all of which were redeemed in connection with the Reorganization described in note 1.

Reverse acquisition—On June 4, 2009 all of the outstanding common shares of Covidien Ltd. were cancelled and Covidien plc issued 502,019,511 ordinary shares, par value of $0.20, with substantially the same rights and preferences on a one-for-one basis to the holders of the Covidien Ltd. common shares that were cancelled. The fair value of these shares in Covidien Ltd. received as consideration for the issue of these shares was $17.897 billion, which resulted in a share premium of $17.796 billion for Covidien plc. On a consolidated basis, since the acquisition was accounted for as a reverse acquisition, the shares of Covidien plc, the new legal parent, were recognized and the shares of Covidien Ltd. were derecognized. A reverse acquisition adjustment has been made for the share capital of Covidien Ltd. and is offset against the share premium of the new legal parent.

Transfer of share premium to profit and loss account—On June 29, 2009, the Irish High Court approved the creation of distributable reserves of Covidien plc through the reduction of the share premium account, so as to facilitate the ongoing payment of dividends to the Shareholders of the Company and to effect the repurchase of shares. The court order authorizing the creation of distributable reserves was filed with the Registrar of Companies in Ireland and became effective on July 8, 2009.

15. Share Plans

Stock Compensation Plans

In March 2009, shareholders approved an amendment and restatement of the Company's 2007 Stock and Incentive Plan, which provides a maximum of 35 million ordinary shares to be issued as stock options, stock appreciation rights, annual performance bonuses, long-term performance awards, restricted units, restricted stock, deferred stock units, promissory stock and other stock-based awards.

Share Options—Options are granted to purchase ordinary shares at prices that are equal to the fair market value of the shares on the date the option is granted. Options generally vest in equal annual installments over a period of four years and expire 10 years after the date of grant. The grant-date fair value of options, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures are estimated based on historical experience.

Option activity for fiscal 2008 and 2009 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)
Outstanding at September 29, 2007	28,662,252	$40.57	6.21	$156
Granted	518,035	41.69		
Exercised	(4,819,292)	32.59		
Expired/Forfeited	(2,349,562)	48.47		
Outstanding at September 26, 2008	22,011,433	41.49	5.61	319
Granted	4,859,065	34.24		
Exercised	(909,533)	20.97		
Expired/Forfeited	(2,344,749)	44.69		
Outstanding at September 25, 2009	23,616,216	40.47	5.73	116
Exercisable as of September 25, 2009	16,087,644	41.92	4.41	82
Expected to vest at September 25, 2009	6,591,482	37.47	8.55	29

As of September 25, 2009, there was $47 million of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted-average period of 1.3 years.

The Company uses the Black-Scholes pricing model to estimate the fair value of options on the date of grant. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. The expected volatility assumption is based on the historical and implied volatility of the Company's peer group with similar business models. The expected life assumption is based on the contractual and vesting term of the option, employee exercise patterns and employee post-vesting termination behavior. The expected annual dividend per share is based on the Company's historical experience as well as expected dividend rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The weighted-average assumptions used in the Black-Scholes pricing model for Covidien options granted in fiscal 2009 and 2008 were as follows:

	2009	2008
Expected stock price volatility	31.84%	26.66%
Risk free interest rate	1.97%	3.37%
Expected annual dividend per share	$ 0.64	$ 0.64
Expected life of options (years)	5.20	5.00

The weighted-average grant-date fair value of Covidien options granted in fiscal 2009 and 2008 was $8.87 and $8.70, respectively. The total intrinsic value of options exercised during fiscal 2009 and 2008 was $19 million and $74 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for fiscal 2009 and 2008 was not significant.

Restricted Stock Units—Recipients of restricted stock units (RSUs) have no voting rights and generally receive dividend equivalent units which vest upon the vesting of the related shares. RSUs generally vest in equal annual installments over a four-year period. Restrictions on RSUs generally lapse upon normal retirement, death or disability of the employee. The grant-date fair value of RSUs, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the service period. The fair market value of RSUs is determined based on the market value of the Company's shares on the date of grant.

RSU activity for fiscal 2008 and 2009 is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 29, 2007	4,401,907	$40.80
Granted	255,924	44.10
Vested	(1,308,618)	41.40
Forfeited	(407,903)	40.76
Non-vested at September 26, 2008	2,941,310	40.82
Granted	914,956	34.37
Vested	(1,313,481)	39.68
Forfeited	(277,854)	40.10
Non-vested at September 25, 2009	2,264,931	38.97

The total fair value of RSUs vested during fiscal 2009 and 2008 was $52 million and $54 million, respectively. As of September 25, 2009, there was $51 million of unrecognized compensation cost related to RSUs, which is expected to be recognized over a weighted-average period of 1.2 years.

Performance Share Units—Similar to recipients of RSUs, recipients of performance share units (PSUs) have no voting rights and generally receive dividend equivalent units which vest upon the vesting of the related shares. The grant-date fair value of PSUs, adjusted for estimated forfeitures, is generally recognized as expense on a straight-line basis from the grant date through the end of the performance period.

In fiscal 2009, the Company granted 721,578 PSUs. The vesting of PSUs is generally based on relative total shareholder return (total shareholder return for the Company as compared to total shareholder return of a healthcare industry index), measured over a three-year performance period. The healthcare industry index is comprised of seventeen healthcare companies which generally replicate the Company's mix of businesses. Depending on Covidien's relative performance during the performance period, a recipient of the award is entitled to receive a number of ordinary shares equal to a percentage, ranging from 0% to 200%, of the award granted. The Company generally uses the Monte Carlo model to estimate the probability of satisfying the performance criteria and the resulting fair value of the awards. The assumptions used in the Monte Carlo model for PSUs granted in fiscal 2009 were as follows:

Expected stock price volatility	28.20%
Peer group stock price volatility	29.91%
Correlation of returns	42.39%

The weighted-average grant-date fair value per share of PSUs granted in fiscal 2009 was $41.01. As of September 25, 2009, there were 652,250 PSUs outstanding with a weighted-average grant-date fair value per share of $41.22. As of September 25, 2009, there was $14 million of unrecognized compensation cost related to such shares, which is expected to be recognized over a weighted-average period of 1.1 years.

Equity-Based Compensation—Compensation costs related to share-based transactions are recognized in the financial statements based on fair value. Total equity-based compensation cost related to continuing operations was $77 million and $78 million for fiscal 2009 and 2008, respectively, and has been included in selling, general and administrative expenses. The Company recognized a related tax benefit associated with its equity-based compensation arrangements of $27 million and $24 million during fiscal 2009 and 2008, respectively.

Employee Stock Purchase Plans—Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in an employee stock purchase plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches the first $25 thousand of an employee's contribution by contributing an additional 15% of the employee's payroll deduction. This plan provides for a maximum of 5 million ordinary shares to be issued. All shares purchased under the plan are purchased on the open market by a designated broker.

The Company also maintains a Savings Related Share Plan for the benefit of employees of certain qualified non-U.S. subsidiaries in the United Kingdom. The terms of this plan provides for the Company to grant to certain employees the right to purchase shares of the Company at a stated price and receive certain tax benefits. Under this plan, eligible employees in the United Kingdom are granted options to purchase shares at the end of a three-year period at 85% of the fair market value of a Company share on the day before the date such employees were invited to apply for the grant of options. Options under the plan are generally exercisable after a period of three years from the invitation date and expire six months after the date of vesting. This plan provides for a maximum of 1 million ordinary shares to be issued.

16. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

(Dollars in Millions)	Currency Translation	Benefit Plans	Unrecognized Loss on Derivatives	Unrecognized Loss (Gain) on Securities	Accumulated Other Comprehensive Income
Balance at September 29, 2007	$ 794	$ (99)	$ (54)	$ 2	$ 643
Pretax current period change	71	(1)	(4)	2	68
Income tax expense	—	(4)	—	—	(4)
Balance at September 26, 2008	865	(104)	(58)	4	707
Pretax current period change	(125)	(89)	(1)	(4)	(219)
Income tax expense	—	39	2	—	41
Balance at September 25, 2009	$ 740	$(154)	$ (57)	$—	$ 529

17. Transactions with Former Parent and Affiliates

Separation and Distribution Agreement—On June 29, 2007, the Company entered into a Separation and Distribution Agreement and other agreements with Tyco International and Tyco Electronics. These agreements provided for the allocation to Covidien and Tyco Electronics of certain of Tyco International's assets, liabilities and obligations attributable to periods prior to the separation. In addition, these agreements govern the ongoing relationships among Covidien, Tyco International and Tyco Electronics.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, Covidien, Tyco International and Tyco Electronics assumed 42%, 27% and 31%, respectively, of certain of Tyco International's contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the separation brought by any third party. These contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which will be allocated 100% to the relevant company. If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, Covidien may be obligated to pay amounts in excess of its agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

Tax Sharing Agreement—On June 29, 2007, the Company entered into a Tax Sharing Agreement, under which the Company shares responsibility for certain of its, Tyco International's and Tyco Electronics' income tax liabilities for periods prior to the separation. Covidien, Tyco International and Tyco Electronics share 42%, 27% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to its, Tyco International's and Tyco Electronics' U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the separation. All costs and expenses associated with the management of these tax liabilities will be shared equally among the parties. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement.

All the tax liabilities of Tyco International that were associated with the former healthcare businesses of Tyco International became Covidien's tax liabilities following the separation. Although Covidien agreed to share certain of these tax liabilities with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement, Covidien remains primarily liable for all of these liabilities. Accordingly, if Tyco International and Tyco Electronics default on their obligations to Covidien under the Tax Sharing Agreement, Covidien would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and be required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of the Company's agreed upon share of its, Tyco International's and Tyco Electronics' tax liabilities.

The Company has used available information to develop its best estimates for certain assets and liabilities related to periods prior to separation, including amounts subject to or impacted by the provisions of the Tax Sharing Agreement. However, the actual amounts that Covidien may be required to ultimately accrue or pay under the Tax Sharing Agreement could vary depending upon the outcome of the unresolved tax matters, which may not occur for several years. Final determination of the balances will be made in subsequent periods, primarily related to certain pre-separation tax liabilities and tax years open for examination. These balances will also be impacted by the filing of final or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien and/or Tyco Electronics legal entities for periods prior to the separation.

The Company is the primary obligor to the taxing authorities for $1.774 billion of contingent tax liabilities that are recorded on the balance sheet at September 25, 2009, $1.220 billion of which relates to periods prior to the separation and is shared with Tyco International and Tyco Electronics pursuant to the Tax Sharing Agreement.

Income Tax Receivables—The Company has a long-term receivable from Tyco International and Tyco Electronics totaling $708 million and $585 million at September 25, 2009 and September 26, 2008, respectively. This receivable, which reflects 58% of the contingent tax liabilities that are subject to the Tax Sharing Agreement, is classified as due from former parent and affiliates on the balance sheets. Adjustments to this receivable are recorded in other income (expense), net. During fiscal 2009, the Company recorded other income of $148 million and a corresponding increase to the receivable from Tyco International and Tyco Electronics, which reflects 58% of interest and other income tax payable amounts recorded during fiscal 2009 that will be covered under the Tax Sharing Agreement. This amount includes income of $107 million which represents the effect of Tyco International's settlement of certain outstanding tax matters with the IRS on our receivable from Tyco International and Tyco Electronics as discussed in note 5. During fiscal 2008, the Company recorded other income of $214 million and a corresponding increase to its receivable from Tyco International and Tyco Electronics. This amount includes $231 million ($0.46 for both basic and diluted earnings per share) which reflects the indirect effect of adopting the provisions that clarified the accounting for uncertainty in income taxes discussed in note 1.

Guaranteed Tax Liabilities—Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, the Company entered into certain guarantee commitments and indemnifications with Tyco International and Tyco Electronics. These guarantee arrangements and indemnifications primarily relate to certain contingent tax liabilities; Covidien assumed and is responsible for 42% of these liabilities. Regarding the guarantees, if any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs related to any such liability, the Company would be responsible for a portion of the defaulting party or parties' obligation. These arrangements were valued upon separation from Tyco International using appraisals and a liability of $760 million related to these guarantees was recorded, the offset of which was reflected as a reduction in shareholders' funds.

Each reporting period, the Company evaluates the potential loss which it believes is probable as a result of its commitments under the agreements. To the extent such potential loss exceeds the amount recorded on the balance sheet, an adjustment will be required to increase the recorded liability to the amount of such potential loss. This guarantee is not amortized because no predictable pattern of performance currently exists. As a result, the liability generally will be reduced upon the Company's release from its obligations under the agreements, which may not occur for some years. In addition, as payments are made to indemnified parties, such payments are recorded as reductions to the liability and the impact of such payments is considered in the periodic evaluation of the sufficiency of the liability. During fiscal 2009, following analyses of the tax contingency reserves allocated to the Company and Tyco Electronics at the separation date, the Company increased its guaranteed tax liability by $11 million. A liability of $718 million and $707 million relating to these guarantees was included on the Company's balance sheet at September 25, 2009 and September 26, 2008, respectively.

18. Leases

The Company has facility, vehicle and equipment leases that expire at various dates through the year 2021. Rental expense under facility, vehicle and equipment operating leases was $140 million and $127 million for fiscal 2009 and 2008, respectively. The Company also has facility and equipment commitments under capital leases.

Following is a schedule of minimum lease payments for non-cancelable leases as of September 25, 2009:

(Dollars in Millions)	Operating Leases	Capital Leases
Fiscal 2010	$ 97	$ 7
Fiscal 2011	66	7
Fiscal 2012	50	6
Fiscal 2013	39	6
Fiscal 2014	35	6
Thereafter	86	29
Total minimum lease payments	$373	61
Less interest portion of payments		(15)
Present value of minimum lease payments		$ 46

19. Commitments and Contingencies

The Company has purchase obligations related to commitments to purchase certain goods and services. At September 25, 2009, such obligations were as follows: $108 million in fiscal 2010, $31 million in fiscal 2011, $26 million in fiscal 2012, $14 million in fiscal 2013 and $15 million in fiscal 2014. These amounts include $2 million related to contracted capital expenditures. Capital expenditures that have been authorized but not yet contracted were $171 million as of September 25, 2009.

The Company is subject to various legal proceedings and claims, including patent infringement claims, antitrust claims, product liability matters, environmental matters, employment disputes, disputes on agreements and other commercial disputes. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon the Company's experience, current information and applicable law, management does not expect that these proceedings will have a material adverse effect on the Company's financial condition. However, one or more of the proceedings could have a material adverse effect on the Company's results of operations or cash flows for a future period. The most significant of these matters are discussed below.

Patent Litigation

The Company and Applied Medical Resources Corp. are involved in the following patent infringement actions related to trocar products used in minimally invasive surgical procedures:

(1) *Applied Medical Resources Corp. v. United States Surgical* is a patent infringement action that was filed in the United States District Court for the Central District of California on July 31, 2003. U.S. Surgical is a subsidiary of the Company. The complaint alleges that U.S. Surgical's Versaseal Plus trocar product infringes Applied Medical's U.S. Patent No. 5,385,553. Applied Medical seeks injunctive relief and unspecified monetary damages, including enhanced damages for alleged willful infringement. Applied

Medical filed a motion for a preliminary injunction, which the district court denied on December 23, 2003. On February 7, 2005, the district court granted U.S. Surgical's motion for summary judgment of non-infringement. Applied Medical appealed the summary judgment ruling. On May 15, 2006, the United States Court of Appeals for the Federal Circuit issued a decision on the appeal vacating the district court's grant of summary judgment and remanded the case for further proceedings. On January 9, 2007, the district court entered an order that denied both parties' motions for summary judgment on the grounds that material facts remain in dispute. On February 20, 2008, following a five week trial, a jury returned a verdict finding that U.S. Surgical's product does not infringe Applied Medical's '553 patent. On April 29, 2008, the district court denied Applied Medical's post-trial motion seeking judgment as a matter of law or, alternatively, a new trial. Following this ruling, Applied Medical appealed to the United States Court of Appeals for the Federal Circuit seeking a new trial. Oral argument in that appeal took place on November 6, 2008. On February 24, 2009, the federal appeals court affirmed the district court's denial of Applied Medical's request for a new trial.

(2) *Tyco Healthcare Group LP v. Applied Medical Resources Corp.* is a patent infringement action that was filed in the United States District Court for the Eastern District of Texas, Lufkin Division, on July 19, 2006. The complaint alleges that Applied Medical's "Universal Seal" in its trocar product infringes the Company's U.S. Patent No. 5,304,143, No. 5,685,854, No. 5,542,931, No. 5,603,702 and No. 5,895,377. The Company is seeking injunctive relief and monetary damages. The parties are in the discovery stage. Trial is scheduled to begin in March 2010.

Becton Dickinson and Company v. Tyco Healthcare Group LP is a patent infringement action that was filed in the United States District Court for the District of Delaware on December 23, 2002. The complaint alleges that the Company's Monoject Magellan safety needle and safety blood collector products infringe Becton Dickinson's U.S. Patent No. 5,348,544. Following trial, on October 26, 2004, the jury returned a verdict finding that the Company willfully infringed Becton Dickinson's patent and awarded Becton Dickinson $4 million in lost profits damages and reasonable royalty damages. In post-trial proceedings, the Company filed motions for judgment as a matter of law, or, alternatively, for a new trial. Becton Dickinson filed a post-trial motion for enhanced damages, attorneys' fees, pre-judgment interest and post-judgment interest, and a motion for a permanent injunction. On March 31, 2006, the trial court issued a memorandum and order on the parties' post-trial motions denying the Company's motion for judgment as a matter of law; granting the Company's motion for a new trial on the issue of infringement; and denying Becton Dickinson's motion for enhanced damages, attorneys' fees, pre-judgment interest and post-judgment interest, and a permanent injunction. On November 30, 2007, following the new trial, a jury returned a verdict finding that the Company infringed Becton Dickinson's patent. Before submitting the case to the jury, the district court granted judgment as a matter of law in the Company's favor finding that the Company did not willfully infringe Becton Dickinson's patent. The Company filed post-trial motions in the district court for judgment as a matter of law, or, in the alternative, for a new trial. Becton Dickinson filed a motion for permanent injunction. On September 11, 2008, the district court denied the Company's motion for a new trial. On October 17, 2008 the district court denied the Company's motion for judgment as a matter of law. On October 29, 2008, the district court awarded Becton Dickinson $58 million in damages and prejudgment interest; ordered a post-verdict accounting for additional damages that have accrued since the trial's conclusion; and ordered a permanent injunction precluding the Company from selling the Monoject Magellan safety needle products that the jury found to have infringed. The injunction took effect on December 17, 2008. The Company has appealed to the United States Court of Appeals for the Federal Circuit. Oral argument in the appeal is scheduled for February 1, 2010. The Company has launched redesign products that it believes do not infringe Becton Dickinson's patent. The Company has assessed the status of this matter and has concluded that it is more likely than not that the infringement finding will be overturned, and, further, intends to vigorously pursue all available means to achieve such reversal. Accordingly, no provision has been made in the financial statements with respect to any damage award.

The Company and Medrad, Inc. were involved in patent infringement actions related to powered injectors used for the delivery of contrast media to patients undergoing diagnostic imaging procedures. During fiscal 2008, the Company and Medrad entered into an agreement to resolve these cases. In accordance with this agreement, the Company paid Medrad $17 million in exchange for Medrad agreeing not to assert any claim of patent infringement under certain Medrad patents against the Company's power injectors. This settlement charge was included in selling, general and administrative expenses.

Antitrust Litigation

Masimo Corporation v. Tyco Healthcare Group LP and Mallinckrodt, Inc. was filed on May 22, 2002 in the United States District Court for the Central District of California. Masimo alleged violations of antitrust laws by the Company and Mallinckrodt in the markets for pulse oximetry products, claiming that the Company and Mallinckrodt used their market position to prevent hospitals from purchasing Masimo's pulse oximetry products. Masimo sought injunctive relief and monetary damages, including treble damages. Trial in this case began on February 22, 2005. The jury returned its verdict on March 21, 2005, and awarded Masimo $140 million in damages, which are automatically trebled under the antitrust statute to $420 million. On March 22, 2006, the district court issued its memorandum of decision regarding the post-trial motions. In the memorandum, the district court vacated the jury's liability findings on two business practices; affirmed the jury's liability finding on two other business practices; vacated the jury's damage award in its entirety; and ordered a new trial on damages. The district court held the new trial on the damages on October 18 and 19, 2006. On January 25, 2007, the district court ordered an additional hearing on the issue of damages, which took place on March 22, 2007. On June 7, 2007, the district court issued its memorandum of decision in the new trial on damages and awarded Masimo $14.5 million in damages. The damages are automatically trebled under the antitrust statute to an award of $43.5 million. On June 29, 2007, the district court entered final judgment awarding Masimo $43.5 million in damages, denying Masimo's demand for a permanent injunction, and retaining jurisdiction to determine the amount of attorney's fees and costs, if any, to be awarded Masimo. On November 5, 2007, the district court issued an order granting Masimo $8.7 million in attorney's fees and costs. Following entry of judgment, both parties appealed to the United States Court of Appeals for the Ninth Circuit. On October 28, 2009, the United States Court of Appeals for the Ninth Circuit rejected the appeals of both parties and affirmed the district court's award of $43.5 million in damages to Masimo and denial of Masimo's demand for permanent injunction. As a result of this ruling, in fiscal 2009, the Company recorded a charge of $58 million, which includes the damage award, the Company's post-judgment interest and Masimo's attorney's fees and costs. This charge was included in selling, general and administrative expenses.

Beginning on August 29, 2005, with *Allied Orthopedic Appliances, Inc. v. Tyco Healthcare Group, L.P., and Mallinckrodt Inc.,* 12 consumer class actions have been filed in the United States District Court for the Central District of California. In all of the complaints, the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege they paid for pulse oximetry products as a result of anticompetitive conduct by the Company in violation of the federal antitrust laws. The 12 complaints were subsequently consolidated into a single proceeding styled *In re: Pulse Oximetry Antitrust litigation.* By stipulation among the parties, six putative class representatives dismissed their claims against the Company, leaving six remaining putative class representatives as plaintiffs in the consolidated proceeding. On December 21, 2007, the district court denied the plaintiffs' motion for class certification. On March 14, 2008, the United States Court of Appeals for the Ninth Circuit denied the plaintiffs' request for leave to appeal the district court's denial of their motion for class certification. On July 9, 2008, the district court granted the Company's motion for summary judgment which resulted in the dismissal of all claims. The plaintiffs have appealed both rulings to the United States Court of Appeals for the Ninth Circuit. On January 6, 2010, the Court of Appeals affirmed the district court's order granting summary judgment dismissing all claims against the Company.

Rochester Medical Corporation, Inc. v. C.R. Bard, Inc., et al. is a complaint filed against the Company, another manufacturer and two group purchasing organizations (GPOs) in the United States District Court for the Eastern District of Texas on March 15, 2004, seeking injunctive relief and damages. The complaint alleges that the Company and the other defendants conspired or acted to exclude Rochester Medical from markets for urological products in violation of federal and state antitrust laws. Rochester Medical also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. In fiscal 2009, the Company entered into a Settlement Agreement and Release of Claims with Rochester Medical pursuant to which the Company paid Rochester Medical $3.5 million to resolve all claims in this case. This settlement charge was included in selling, general and administrative expenses.

Daniels Sharpsmart, Inc. v. Tyco International (US) Inc., et al. is a complaint filed against the Company, another manufacturer and three GPOs in the United States District Court for the Eastern District of Texas on August 31, 2005, seeking injunctive relief and unspecified monetary damages, including treble damages. The complaint alleges that the Company monopolized or attempted to monopolize the market for sharps containers and that the Company and the other defendants conspired or acted to exclude Daniels from the market for sharps containers in violation of federal and state antitrust laws. Daniels also asserts claims under the Lanham Act and for business disparagement, common law conspiracy and tortious interference with business relationships. In fiscal 2009, the Company entered into a Settlement Agreement and Release of Claims with Daniels pursuant to which the Company paid Daniels $32.5 million to resolve all claims in this case. This settlement charge was included in selling, general and administrative expenses.

Natchitoches Parish Hospital Service District, et al. v. Tyco International, Ltd., et al. is a class action lawsuit filed against the Company on September 15, 2005 in the United States District Court for the District of Massachusetts. In the complaint, the putative class representatives, on behalf of themselves and others, seek to recover overcharges they allege that they and others paid for sharps containers as a result of anticompetitive conduct by the Company in violation of federal antitrust laws. On August 29, 2008, the district court granted the plaintiffs' motion for class certification. On December 5, 2008, the United States Court of Appeals for the First Circuit denied the Company's request for leave to appeal the district court's granting of the plaintiffs' motion for class certification. Trial in this case began on December 7, 2009. On January 8, 2010, the parties reached a settlement agreement pursuant to which the Company will pay the certified class $32.5 million to resolve all claims in this case. Accordingly, subsequent to the filing of the Company's Annual Report on Form 10-K, but prior to the issuance of these consolidated financial statements, the Company recorded a $32.5 million charge in selling, general and administrative expenses, which is reflected in fiscal 2009 in these consolidated financial statements. The district court has scheduled a settlement approval hearing for March 10, 2010.

Products Liability Litigation

Mallinckrodt Inc., a subsidiary of the Company, is one of four manufacturers of gadolinium-based contrast agents involved in litigation alleging that administration of these agents causes development of a recently-identified disease, nephrogenic systemic fibrosis, in a small number of patients with advanced renal impairment. The litigation includes a federal multi-district litigation in the United States District Court for the Northern District of Ohio and cases in various state courts. Generally, complaints allege design and manufacturing defects, failure to warn, breach of warranty, fraud and violations of various state consumer protection laws. The Company believes that it has meritorious defenses to these complaints and will vigorously defend against them. When appropriate, the Company settles cases. As of September 25, 2009, there were 66 cases in which the plaintiff has either documented or specifically alleged use of the Company's product, Optimark. The cases are in various stages of the discovery process. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these cases, the Company believes that the final resolution of all known claims, after taking into account amounts already accrued and insurance coverage, will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Asbestos Matters

Mallinckrodt Inc. is named as a defendant in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims, based principally on allegations of past distribution of products incorporating asbestos. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on Mallinckrodt's property. Each case typically names dozens of corporate defendants in addition to Mallinckrodt. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos.

The Company's involvement in asbestos cases has been limited because Mallinckrodt did not mine or produce asbestos. Furthermore, in the Company's experience, a large percentage of these claims were never substantiated and have been dismissed by the courts. The Company has not suffered an adverse verdict in a trial court proceeding related to asbestos claims, and intends to continue to vigorously defend these lawsuits. When appropriate, the Company settles claims; however, amounts paid to settle and defend all asbestos claims have been immaterial. As of September 25, 2009, there were approximately 10,900 asbestos liability cases pending against Mallinckrodt.

The Company estimates pending asbestos claims and claims that were incurred but not reported, as well as related insurance recoveries. The Company's estimate of its liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account insurance coverage, will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Environmental Proceedings

The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup and timing of future cash flow is difficult to predict, given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 25, 2009, the Company concluded that it was probable that it would incur remedial costs in the range of $189 million to $375 million, with the high end of the range reflecting the estimated cost to comply fully with Maine Department of Environmental Protection's (MDEP) order discussed below. As of September 25, 2009, the Company concluded that the best estimate within this range was $203 million, of which $18 million was included in accrued and other current liabilities and $185 million was included in other liabilities on the balance sheet. The most significant of these liabilities pertains to a site in Orrington, Maine, which is discussed below. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows. The Company discounts environmental liabilities using a risk-free rate of return when the obligation is fixed or reliably determinable. The impact of the discount was not material in any period presented.

Mallinckrodt LLC, a subsidiary of the Company, owned and operated a chemical manufacturing facility in Orrington, Maine from 1967 until 1982. Mallinckrodt is responsible for the costs of completing an environmental site investigation required by the United States Environmental Protection Agency (EPA) and the MDEP. Based on the site investigation, Mallinckrodt submitted a Corrective Measures Study plan and identified a preferred alternative which was submitted to the EPA and MDEP for approval in 2004. MDEP disagreed with the proposed alternative and served a compliance order on Mallinckrodt LLC and United States Surgical Corporation in December 2008. The compliance order included a directive to remove a significant volume of soils at the site. The Company disagrees with this approach and is vigorously challenging both the process of issuing the compliance order and the ultimate remedy selection described in the compliance order.

On December 19, 2008, Mallinckrodt filed an appeal with the Maine Board of Environmental Protection ("Maine Board") to challenge the terms of the compliance order. Mallinckrodt, MDEP and the Maine Board have been in preliminary proceedings to address numerous procedural issues. A hearing date has been scheduled to begin on January 25, 2010. In preparation for the hearing on this matter, the Company engaged outside consultants to review and assess its existing plan and to assist in the presentation of its case. As a result of this process, during the fourth quarter of fiscal 2009, the Company revised some of its assumptions regarding remediation options and recorded a charge of $53 million. As of September 25, 2009, the Company estimates that the cost to comply with these proposed remediation alternatives at this site ranges from approximately $96 million to $198 million, with the high end of the range including the estimated cost to comply fully with MDEP order. Although there are still significant uncertainties in the outcome of the pending litigation, and the Company continues to disagree with the level of remediation outlined in the MDEP order, this range is included in the estimate of aggregate environmental remedial costs described above.

The Company recorded asset retirement obligations (AROs) for the estimated future costs primarily associated with legal obligations to decommission two facilities within the Pharmaceuticals segment. As of September 25, 2009 and September 26, 2008, the Company's AROs were $111 million and $99 million, respectively. The accretion of the liability and the depreciation of the capitalized cost are recognized over the estimated useful lives of the facilities, which range from 23 to 25 years. The increase in AROs in fiscal 2009 resulted primarily from interest accretion and additions. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its results of operations, financial condition or cash flows.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its results of operations, financial condition or cash flows.

Tyco International Legal Proceedings

As discussed in note 17, pursuant to the Separation and Distribution Agreement, the Company assumed a portion of Tyco International's contingent and other corporate liabilities, including potential liabilities related to certain of Tyco International's outstanding litigation matters and will be responsible for 42% of any liabilities that arise upon settlement. Covidien, Tyco International and Tyco Electronics are jointly and severally liable for the full amount of these liabilities under the Separation and Distribution Agreement. Accordingly, if Tyco International or Tyco Electronics were to default on their obligation to pay their allocated share of these liabilities, the Company would be required to pay additional amounts.

During fiscal 2008, Tyco International received insurance recoveries totaling $38 million related to its previously settled securities class action lawsuit. Tyco International in turn paid Covidien $16 million for its portion of the recoveries in accordance with the sharing percentages included in the Separation and Distribution Agreement.

Shareholder Settlements

Prior to the separation, Tyco International and certain of its former directors and officers were named as defendants in a number of lawsuits alleging violations of the disclosure provisions of the federal securities laws. During fiscal 2008, Tyco International paid $109 million to settle two of such cases. These payments were subject to the sharing percentages included in the Separation and Distribution Agreement. Accordingly, during the fiscal 2008, Covidien recorded a charge of $46 million for the payment of its portion of these settlements to Tyco International.

In November 2008, Tyco International signed definitive agreements to settle three additional cases. These agreements called for Tyco International to make payments totaling $28 million. These payments were also subject to the sharing percentages included in the Separation and Distribution Agreement. Accordingly, in fiscal 2008, Covidien recorded an additional charge of $12 million for its portion of these settlements, which were paid in fiscal 2009.

In March 2009, Tyco International reached agreements with the State of Colorado and Franklin Investment Advisors, pursuant to which Tyco International agreed to pay approximately $19 million and $42 million, respectively, to settle these cases. During fiscal 2009, Covidien recorded charges of $26 million for its portion of these settlements in accordance with the sharing percentages included in the Separation and Distribution Agreement. As a result of these and other recent settlements, the reserves for unresolved legacy Tyco International-related securities matters were reassessed and the best estimate for probable loss were determined to be $375 million. During fiscal 2009, the Company recorded an additional charge of $157 million for its portion of the estimated cost to settle these unresolved matters in accordance with the sharing percentages included in the Separation and Distribution Agreement. During fiscal 2009, Tyco International agreed to settle with five of the remaining plaintiffs that had opted-out of the class action settlement and with plaintiffs who had brought Employee Retirement Income Security Act related claims for a total of $269 million. In accordance with the sharing percentages included in the Separation and Distribution Agreement, Covidien's share of these settlements is $113 million, which was within the range of loss previously provided.

Covidien, Tyco International and Tyco Electronics are jointly and severally liable for any settlement obligations with respect to these matters pursuant to the Separation and Distribution Agreement. Accordingly, as of September 25, 2009, Covidien has a $106 million provision for the full amount of the estimated cost to settle these unresolved matters and a corresponding $62 million receivable from Tyco International and Tyco Electronics. Although Covidien believes the net liability reflects the best estimate of the probable loss related to the unresolved Tyco International-related legacy securities claims, the ultimate resolution of these matters could result in a greater or lesser amount than estimated. In addition, it is not possible to estimate the amount of loss or possible loss, if any, that might result from an adverse resolution of any unasserted claims.

Subpoenas and Document Requests from Governmental Entities

Tyco International and others have received various subpoenas and requests from the U.S. Department of Labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into Tyco International's governance, management, operations, accounting and related controls. The Department of Labor is investigating Tyco International and the administrators of certain of its benefit plans. Tyco International cannot predict when these investigations will be completed, nor can it predict what the results of these investigations may be. It is possible that Tyco International will be required to pay material fines or suffer other penalties. The Company's share of any losses resulting from an adverse resolution of this matter is not estimable at this time and could have a material adverse effect on its results of operations, financial condition or cash flows.

Compliance Matters

Tyco International has received and responded to various allegations that certain improper payments were made in recent years by Tyco International subsidiaries, including subsidiaries which are now part of the Company. During 2005, Tyco International reported to the U.S. Department of Justice (DOJ) and the SEC the investigative steps and remedial measures that it had taken in response to the allegations. Tyco International also informed the DOJ and the SEC that it retained outside counsel to perform a company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act (FCPA), that it would continue to make periodic progress reports to these agencies and that it would present its factual findings upon conclusion of the baseline review. The Company has continued to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by the Company in the course of its ongoing compliance activities. To date, the baseline review and other compliance reviews have revealed that some business practices may not comply with Covidien and FCPA requirements. At this time, the Company cannot predict the outcome of these matters or other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, which may result from an adverse resolution of these matters. However, it is possible that the Company may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its results of operations, financial condition or cash flows.

Any judgment required to be paid or settlement or other cost incurred by the Company in connection with these matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which provides that Covidien, Tyco International and Tyco Electronics will retain liabilities primarily related to each of its continuing operations. Any liabilities not primarily related to particular continuing operations will be shared equally among Covidien, Tyco International and Tyco Electronics.

20. Segment and Geographic Data

The Company manages and operates its business through the following three segments:

- *Medical Devices* includes the development, manufacture and sale of endomechanical instruments, soft tissue repair products, energy devices, oximetry and monitoring products, airway and ventilation products, vascular products, clinical care products and other medical products.
- *Pharmaceuticals* includes the development, manufacture and distribution of specialty pharmaceuticals, active pharmaceutical ingredients, specialty chemicals, contrast products and radiopharmaceuticals.
- *Medical Supplies* includes the development, manufacture and sale of nursing care products, medical surgical products, SharpSafety products and original equipment manufacturer products (OEM).

COVIDIEN PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Selected information by business segment is presented in the following tables:

(Dollars in Millions)	2009	2008
Net sales[1]:		
Medical Devices	$ 6,061	$ 5,914
Pharmaceuticals	2,864	2,655
Medical Supplies	1,752	1,789
	$10,677	$10,358
Operating income:		
Medical Devices	$ 1,730	$ 1,786
Pharmaceuticals	685	480
Medical Supplies	211	193
Corporate[2]	(820)	(458)
	$ 1,806	$ 2,001
Total assets[3]:		
Medical Devices	$ 9,556	$ 9,182
Pharmaceuticals	2,915	2,976
Medical Supplies	1,512	1,523
Corporate[4]	3,175	2,322
	$17,158	$16,003
Depreciation and amortization:		
Medical Devices	$ 220	$ 198
Pharmaceuticals	128	110
Medical Supplies	89	91
Corporate	3	1
	$ 440	$ 400
Capital expenditures:		
Medical Devices	$ 185	$ 154
Pharmaceuticals	170	175
Medical Supplies	57	99
Corporate	—	1
	$ 412	$ 429

(1) Amounts represent sales to external customers. Intersegment sales are not significant. Sales to one of the Company's distributors, which supplies products from all of the Company's segments to many end users, represented 10% of net sales in fiscal 2009. No other customer represented 10% or more of the Company's total net sales in any period presented.

(2) Includes Company corporate expenses, share-based compensation expense, gains and losses from financing hedges and unallocated segment expenses.

(3) The Company nets certain assets and liabilities for presentation in the consolidated financial statements, however these amounts are presented on a gross basis.

(4) Includes cash and cash equivalents, income tax assets and other corporate assets.

Net sales by groups of products within the Company's segments are as follows:

(Dollars in Millions)	2009	2008
Endomechanical Instruments	$ 1,982	$ 1,928
Soft Tissue Repair Products	807	786
Energy Devices	867	805
Oximetry & Monitoring Products	636	636
Airway & Ventilation Products	763	806
Vascular Products	574	493
Other Products	432	460
Medical Devices	6,061	5,914
Specialty Pharmaceuticals	898	582
Active Pharmaceutical Ingredients	405	431
Specialty Chemicals	414	448
Contrast Products	591	635
Radiopharmaceuticals	556	559
Pharmaceuticals	2,864	2,655
Nursing Care Products	790	784
Medical Surgical Products	417	431
SharpSafety Products	334	362
Original Equipment Manufacturer Products	211	212
Medical Supplies	1,752	1,789
	$10,677	$10,358

Selected information by geographic area is as follows:

(Dollars in Millions)	2009	2008
Net sales[1]:		
United States	$ 6,170	$ 5,713
Other Americas	560	586
Europe	2,579	2,823
Asia—Pacific	1,368	1,236
	$10,677	$10,358
Long-lived assets:		
United States	$ 2,074	$ 1,980
Other Americas	147	164
Europe	426	435
Asia—Pacific	130	114
	$ 2,777	$ 2,693

(1) Sales to external customers are reflected in the regions based on the reporting entity that records the transaction.

21. Subsequent Events

In November 2009, the Company's Medical Devices segment acquired Aspect Medical Systems, Inc. (Aspect), a provider of brain monitoring technology, for approximately $210 million, net of cash and short-term investments acquired. This purchase price included the assumption of approximately $60 million of debt. The acquisition of Aspect broadens the Company's product offerings and adds a brain monitoring technology to its product portfolio.

In November 2009, the Company completed the sale of its oxygen therapy product line and in December 2009, the Company entered into a definitive agreement to sell its radiopharmacies in the United States, which is subject to customary closing conditions and is expected to close during the second quarter of fiscal 2010.

As discussed in note 19, on January 8, 2010, the Company reached a settlement agreement with the certified class pursuant to which the Company will pay the certified class $32.5 million to resolve all claims in the *Natchitoches Parish Hospital Service District, et al. v. Tyco International, Ltd., et al.* class action lawsuit filed against the Company on September 15, 2005 in the United States District Court for the District of Massachusetts. Accordingly, subsequent to the filing of the Company's Annual Report on Form 10-K, but prior to the issuance of these consolidated financial statements, the Company recorded a $32.5 million charge in selling, general and administrative expenses, which is reflected in fiscal 2009 in these consolidated financial statements. The district court has scheduled a settlement approval hearing for March 10, 2010.

In addition to the legal charge discussed above, subsequent to the filing of the Company's Annual Report on Form 10-K, but prior to the issuance of these consolidated financial statements, the Company recorded other legal charges of $17.5 million, which are also reflected in selling, general and administrative expenses in fiscal 2009 in these consolidated financial statements.

22. Other Income, Net

(Dollars in Millions)	2009	2008
Income recorded under Tax Sharing Agreement (note 17)	$148	$214
Loss on investments	(3)	(13)
Loss on debt	—	(2)
Other income, net	$145	$199

23. Profit Attributable to Covidien plc

In accordance with Section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account. Covidien plc's loss for the financial year as determined in accordance with U.S. GAAP was $41 million.

24. Directors' Remuneration

Directors' remuneration is set forth in the table below. Mr. Meelia, the Company's Chairman, President and Chief Executive Officer, is not compensated for his services as a director. Accordingly, the amounts below include compensation for Mr. Meelia's services as President and Chief Executive Officer (referred to as "Managerial Services") as well as compensation for all non-employee directors in their capacities as such (referred to as "Director Services").

(Dollars in Millions)	2009	2008
Director Services	$ 3[(1)]	$ 3[(1)]
Managerial Services	15[(2)]	17[(2)]

(1) Includes cash payments and amounts expensed for outstanding equity awards.

(2) Includes cash payments, amounts expensed for outstanding equity awards, pension contributions, insurance premiums paid by the Company and tax reimbursements related thereto, dividends/earnings on equity awards and personal use of Company aircraft.

Employment Agreement with Mr. Meelia

Mr. Meelia, the Company's Chairman and Chief Executive Officer, is the only director with an employment agreement. This agreement provides that Mr. Meelia will receive a base salary, bonus and a long-term incentive opportunity determined by the Company's Board of Directors, as well as be eligible to participate in all employee benefit plans and programs applicable to executives generally. The agreement will continue for an indefinite term, and Mr. Meelia will be employed by the Company at will. The general terms of the agreement also provide that, if Mr. Meelia's employment is terminated for any reason other than by the Company for cause and subject to the execution of a general release in favor of the Company in the form provided in the agreement, the Company is obligated to pay him a lump sum cash payment in an amount equal to two times the sum of (1) the greater of his then-current base salary or his base salary as in effect immediately before December 29, 2006, and (2) the greater of (i) his then-current target annual bonus or (ii) the average annual bonus received by him or his target bonus, whichever is greater, for the two fiscal years immediately preceding the date his employment terminates. The terms of the agreement provide that the Company may pay an additional tax gross-up payment to Mr. Meelia. Also, Mr. Meelia and his eligible dependents will receive continued coverage for two years in all health and welfare plans in which he participated on his date of termination under the same terms and conditions as in effect on the date of termination, subject to Mr. Meelia's continued payment of applicable premiums. The termination benefits provided under the agreement are in lieu of any termination or severance benefits for which Mr. Meelia may be eligible under any of the Company's plans, policies or programs.

Indemnification Agreements

The Company has entered into indemnification agreements with each of the directors of Covidien plc and its Secretary that provide that the Company will indemnify them against claims related to their service to the Company, except (i) in respect of any claim as to which a judgment is rendered against the indemnitee for an accounting of profits made from the purchase or sale by such indemnitee of securities of Covidien plc pursuant to the provisions of Section 16(b) of the U.S Securities and Exchange Act or similar provision of any federal, state, or local laws; (ii) in respect of any claim as to which a court of competent jurisdiction has determined that indemnification is not permitted under applicable law; or (iii) in respect of any claim as to which the indemnitee is convicted of a crime constituting a felony under the laws of the jurisdiction where the criminal action was brought (or, where a jurisdiction does not classify any crime as a felony, a crime for which the indemnitee is sentenced to death or imprisonment for a term exceeding one year).

25. Auditors' Remuneration

Auditors' remuneration is as follows:

(Dollars in Millions)	2009	2008
Auditors' remuneration[1]	$1	$—

(1) The Company incurred an additional $26 million of fees during both fiscal 2009 and 2008, respectively, payable to affiliates of Deloitte & Touche, Ireland. These additional amounts reflect fees for all professional services rendered, including audit fees payable to Deloitte & Touche LLP in the United States for the audit of the Company's consolidated financial statements.

26. Financial Assets

The Company's financial assets were comprised of:

(Dollars in Millions)	2009	2008
Assets held in rabbi trust (note 13)	$81	$82
Investments for pension plans (note 13)	40	40
Other investments	36	28
Restricted cash	29	32
Deferred debt fees	16	17
	$202	$199

During 2009, Covidien plc acquired 100% of the ordinary share capital of Covidien Ltd., a company incorporated in Bermuda. The principal activity of Covidien Ltd. is an investment holding company. Covidien plc's investment in Covidien Ltd. was recorded at fair value on the date of the reorganization based on the Company's market capitalization at that date. This initial valuation became Covidien plc's cost basis in Covidien Ltd.

(Dollars in Millions)	
At January 16, 2009	$ —
Investment in subsidiary undertakings, at cost	17,897
At September 25, 2009	$17,897

27. Debtors

(Dollars in Millions)	2009	2008
Amounts falling due within one year		
Accounts receivable trade	$1,724	$1,758
Shareholder settlement receivables (note 19)	62	16
Income tax receivables	94	105
Deferred taxes (note 5)	476	335
VAT recoverable	70	75
Other debtors and prepayments	242	238
	2,668	2,527
Amounts falling due after more than one year		
Due from former parent and affiliates (note 17)	708	585
Income tax receivables	130	126
Other debtors	119	126
	957	837
	$3,625	$3,364

28. Accruals and Other Creditors (falling due within one year)

(Dollars in Millions)	2009	2008
Trade creditors	$ 500	$ 558
Accrued payroll and payroll related costs	380	362
VAT payable	116	115
Accrued dividends	90	81
Other taxes (including employee payroll withholdings)	79	65
Accrued interest	78	78
Accrued professional fees	71	55
Accrued rebates	65	60
Accrued legal settlements (including Tyco-related shareholder settlements)	91	28
Payables on hedges	45	47
Income tax payable	40	92
Other	318	285
	$1,873	$1,826

29. Accruals and Other Creditors (falling due after more than one year)

(Dollars in Millions)	2009	2008
Deferred compensation (note 13)	$ 67	$ 53
Other	101	72
	$168	$125

30. Other Provisions

Other provision activity during fiscal 2009 is as follows:

(Dollars in Millions)	Environmental	Asset Retirement Obligations	Legal Claims (including Tyco International-related Shareholder Claims)	Insurance Claims	Restructuring	Other	Total
At September 26, 2008	$131	$ 99	$ 13	$ 114	$ 58	$ 69	$ 484
Provisions, net	82	5	432	87	61	67	734
Utilization	(11)	—	(281)	(107)	(50)	(47)	(496)
Other, primarily currency translation	1	7	—	—	(4)	6	10
At September 25, 2009	$203	$111	$ 164	$ 94	$ 65	$ 95	$ 732

31. Employees

The average number of persons, including executive directors, employed by the Company during the year was as follows:

	2009	2008
Manufacturing	26,452	28,109
Sales, marketing and distribution	10,439	10,315
Research and development	1,634	1,435
General and administrative	3,975	3,717
	42,500	43,576

Employee costs consist of the following:

(Dollars in Millions)	2009	2008
Wages and salaries	$2,439	$2,434
Social security costs	293	299
Pension and postretirement costs	131	113
	$2,863	$2,846

32. Subsidiary Undertakings

As of September 25, 2009, the Company had the following subsidiary undertakings:

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
ASE Partners S.A.	Healthcare	100	2 Rue Diderot La Clef De Saint Pierre, Elancourt 78990 France
Accucomp (Pty.) Ltd.	Healthcare	100	PO Box 85, Century City, 7446 South Africa
Accufusion (Pty.) Ltd.	Healthcare	100	PO Box 85, Century City, 7446 South Africa
Advanced Absorbent Products Holdings Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Airox S.A.	Healthcare	99.99	Parc d'activite Pau-Pyrenees, Z.I. de l'Echangeur, Pau Cedex BP 833-64008 France
Airox, Inc.	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Argyle Medical Industries (U.K.) Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Aspect Medical Systems International B.V.	Healthcare	100	Rijnzathe 7 D2, 3454 PV DeMeern, DeMeern 3454 Netherlands
Aspect Medical Systems UK Limited	Healthcare	100	4 Pavilion Court 600 Pavilion Dr Brackmills Northampton, NN47SL, United Kingdom
Aspect Medical Systems, Inc.	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Auto Suture Belgium B.V.	Healthcare	100	Huis ter Heideweg 16, Zeist 3705 Netherlands
Auto Suture Company, Australia	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Auto Suture Company, Canada	Healthcare	100	4490 Garand Street, Ville St. Laurent, Quebec H4R2A2 Canada
Auto Suture Company, Netherlands	Healthcare	100	Officia 1, De Boelelaan 7, 1083 HJ Amsterdam, Holland
Auto Suture Company, U.K.	Healthcare	100	150 Glover Avenue, Norwalk, CT 06856 United States
Auto Suture Eastern Europe, Inc.	Healthcare	100	150 Glover Avenue, Norwalk, CT 06856 United States
Auto Suture European Services Center, SAS	Healthcare	100	2 Rue Denis Diderot, La Clef de St Pierre, 78990 Elancourt France

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Auto Suture Holdings Pty Limited	Holding Co	100	Riverview Park, Level 1, 166 Epping Road, Lane Cove NSW 2066 Australia
Auto Suture International, Inc.	Healthcare	100	6157 NW 167th Street, Unit 11, Miami, Florida 33015 United States
Auto Suture Norden Co.	Healthcare	100	150 Glover Avenue, Norwalk, CT 06856 United States
Auto Suture Puerto Rico, Inc.	Healthcare	100	P.O. Box 7292, Sabanetas Industrial Park, Ponce, Puerto Rico, 00731
Auto Suture Russia, Inc.	Healthcare	100	150 Glover Avenue, Norwalk, CT 06856 United States
Auto Suture Surgical Instruments	Healthcare	100	19/25 Aleksandra nevskogo Street, Building 1, Moscow, 125947 Russia
Auto Suture U.K. Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Auto Suture UK Export Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Auto Suture do Brasil Ltda.	Healthcare	100	900 Moema, Sao Paula SP-CEP 04074-020 Brazil
CDK U.K. Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Carnforth Limited	Healthcare	100	Applebys, Canon Court, 22 Victoria Street, Hamilton HM12 Bermuda
Comercial Kendall (Chile) Limitada	Healthcare	100	Vitacura 2763 Office 501, Las Condes, Santiago Chile
Comforta Healthcare Ltd. (UK)	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Confluent Surgical, Inc.	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Controles Graphicos Ibericos, S.A.	Healthcare	100	calle Fructuos Gelabert 6, San Joan Despi 08970 Spain
Covidien (Gibraltar) Limited	Holding Co	100	57/63 Line Wall Road Gibraltar
Covidien (HKSAR) Co., Limited	Healthcare	99.9	Unit 12-16, 18th Floor, BEA Tower, Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Kowloon Hong Kong
Covidien (Israel) Ltd.	Healthcare	100	5 Shacham Street, PO Box 3069, Caesaria, 38900 Israel

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Covidien (Proprietary) Limited	Healthcare	100	379 Roan Crescent, Randjiespark, Midrand, Gauteng, South Africa
Covidien (Shanghai) Management Consulting Co., Ltd.	Healthcare	100	3rd & 4th Floor Tyco Plaza, 99 Tian Zhou Road, Caohejing Hi-Tech Park, Shanghai 200233 China
Covidien (UK) Commercial Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Covidien AG	Healthcare	100	Victor von Bruns-Strasse 19, Neuhausen am Rheinfall CH-8212 Switzerland
Covidien Australia Pty Ltd	Healthcare	100	Riverview Park Level 1, 166 Epping Road, Lane Cove NSW 2066 Australia
Covidien Austria GmbH	Healthcare	100	Campus 21, Europaring F09402, Burnn am Gebirge, 2345 Vienna Austria
Covidien Belgium BVBA/Sprl	Healthcare	100	Generaal De Wittelaan 9/5 2800 Mechelen Belgium
Covidien Canada Holdings (A) Cooperatie U.A.	Holding Co	100	Westerduinweg 3, 1755LE Petten, Postbus 3, 1755ZG Petten, The Netherlands
Covidien Canada Holdings (B) Cooperatie U.A.	Holding Co	100	Westerduinweg 3, 1755LE Petten, Postbus 3, 1755ZG Petten, The Netherlands
Covidien Canada Holdings (C) Cooperatie U.A.	Holding Co	100	Westerduinweg 3, 1755LE Petten, Postbus 3, 1755ZG Petten, The Netherlands
Covidien Canada Holdings LLC	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Covidien Danmark A/S	Healthcare	100	Langebrogade 6E, 4 Kopenhavn K 1411 Denmark
Covidien Deutschland GmbH	Healthcare	100	Gewerbepark 1 Neustadt 93333 Germany
Covidien ECE s.r.o.	Healthcare	100	Galvaniho 9 Bratislava 2 Bratislava 2 821 04 Slovakia
Covidien Finance GmbH	Healthcare	100	Victor von Bruns-Strasse 19 8212 Neuhausen am Rheinfall Switzerland
Covidien Finance Ireland Limited	Healthcare	100	Block G, First Floor, Cherrywood Business Park, Dublin, Ireland
Covidien Finland Oy	Healthcare	100	Pursimiehenkatu 26-30 C 00150 Helsinki Finland

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Covidien France Holdings (A) Cooperatie U.A.	Holding Co	100	Westerduinweg 3, 1755LE Petten, Postbus 3, 1755ZG Petten, The Netherlands
Covidien France Holdings (B) Cooperatie U.A.	Holding Co	100	Westerduinweg 3, 1755LE Petten, Postbus 3, 1755ZG Petten, The Netherlands
Covidien France Holdings, Inc.	Holding Co	100	150 Glover Avenue, Norwalk, CT 06856 United States
Covidien France SAS	Healthcare	99.992158	2 rue Denis Diderot CS 60075 La Clef de St. Pierre 78852 Elancourt France
Covidien Group S.a.r.l.	Holding Co	100	3b, bd Prince Henri, Luxembourg L-1724 Luxembourg
Covidien Healthcare Holding UK Limited	Holding Co	100	154 Fareham Road, Hampshire, PO13OAS Gosport PO13 OAS, United Kingdom
Covidien Hellas S.A.	Healthcare	100	8 Fragoklissias Street 151 25 Maroussi Greece
Covidien Holdings GmbH	Holding Co	100	Victor von Bruns-Str. 19. Neuhausen am Rheinfall Neuhausen 8212 Switzerland
Covidien Hungary Kft.	Healthcare	100	Mariassy u7, 1095 Budapest 1095, Hungary
Covidien Imaging France Sarl	Healthcare	100	Elancourt (78990), 2 rue Diderot, La Clef de Saint Pierre France
Covidien Inc.	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Covidien International Finance S.A.	Healthcare	100	3b, bd Prince Henri Luxembourg L-1724 Luxembourg
Covidien Ireland Commercial Limited	Healthcare	100	Riverside One Sir John Rogerson's Quay Dublin 2 Ireland
Covidien Italia, S.p.A.	Healthcare	100	Via Rivoltana 2/D, Segrate 20090 Italy
Covidien Logistics BVBA	Healthcare	100	Weg naar Zwartberg, Opglobbeek 3660, Belgium
Covidien Ltd.	Holding Co	100	Applebys, Canon Court, 22 Victoria Street, Hamilton HM12 Bermuda
Covidien Manufacturing Grenoble SAS	Healthcare	100	16 avenue de Generale de Gaulle BP 117 F38 800 Le Pont de Claix France
Covidien Medical	Healthcare	100	113093 Liusinovskaya Street, 36, bld 1 Moscow Russia

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Covidien Medical Products (Shanghai) Manufacturing L.L.C.	Healthcare	100	Building #10, 789 Puxing Road, Caohejing Export Processing Zone, Pujiang Town, Minhang District, Shanghai 201114 China
Covidien Nederland B.V.	Healthcare	100	Hogeweg 105, 5301LL PO Box 2205 Zaltbommel 5300CE 5300CE Netherlands
Covidien Norge AS	Healthcare	100	Holmengaten 24 Nesbru N-1394 Norway
Covidien Polska Sp.z.o.o.	Healthcare	100	ul. Pawinskiego 5A 02-106 Warszawa Poland
Covidien Portugal, Produtos De Saude Lda.	Healthcare	100	Estrada Outeiro de Polima, Iote 10-1°, Aboboda, Sao Domingos de Rana 2785-521 Portugal
Covidien Pty Limited	Healthcare	100	Riverview Park Level 1, 166 Epping Road, Lane Cove 2066 Australia
Covidien Saglik A.S.	Healthcare	99.96	Dereboyu Sokak Sun Plaza No:24 Kat:3, Masiak, 34398 Istanbul, 34398 Turkey
Covidien Services Europe Limited	Healthcare	100	Block G, First Floor, Cherrywood Business Park, Dublin, Ireland
Covidien Spain S.L.	Healthcare	100	Fructuós Gelabert, 6 8ª 08970 Sant Joan Despi 08970 Barcelona Sant Joan Despi Spain
Covidien Sverige AB	Healthcare	100	PO Box 54 Hemvarnsgatan 9, Solna Strand 54 Solna 171 54 Sweden
Covidien Switzerland AG	Healthcare	100	Roostrasse 53 Wollerau 8832 Switzerland
Covidien UK Holding Ltd	Holding Co	100	154 Fareham Road, Gosport, Hampshire, PO13 OAS United Kingdom
Covidien Ventures Ltd.	Healthcare	100	Applebys, Canon Court, 22 Victoria Street, Hamilton HM12 Bermuda
DISAB Diagnostic Imaging Holding AB	Holding Co	100	c/o Tyco Helathcare Norden AB PO Box 54 Solna SE-171 74 Sweden
Davis & Geck Caribe Limited	Healthcare	100	Close Brothers (Cayman) Limited, PO Box 1034, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1102 Cayman Islands

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Dritte CORSA Verwaltungsgesellschaft mbH	Healthcare	100	Gewerbepark 1, Neustadt 93333 Germany
Elkay Services LLC	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Especialidades Medicas Kenmex, S.A. de C.V.	Healthcare	99	Calle 9 sur No. 125 Ciudad Industrial Tijuana 22244 Mexico
Euro-Flex de Mexico, S.A. de C.V.	Healthcare	100	Poniente 44 No. 3401 Col San Salvador Xochimanco Mexico City 02780 Mexico
First Lafayette Holdings, Inc.	Holding Co	100	675 McDonnell Boulevard St. Louis MO 63042-2301 United States
Floreane Medical Implants	Healthcare	100	116 avenue de Formans Trevoux 01600 France
GC Holding, Inc.	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
GC Holding, Inc. I	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Ganmill Limited	Healthcare	100	154 Fareham Road Gosport, Hampshire PO13 OAS United Kingdom
General Sub Acquisition Corp.	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
General Surgical Holdings, Inc.	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
General Surgical Innovations, Inc.	Healthcare	100	10460 Bubb Road Cupertino CA 95014 United States
Graphic Controls (Barbados), Ltd.	Healthcare	100	PO Box 169W Bridgetown Barbados
Graphic Holdings, Inc.	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Healthcare Aviation Trust	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Heartstone Services GmbH	Healthcare	100	Victor von Bruns-Strasse 19 Neuhausen am Rheinfall CH-8212 Switzerland
Hygieia Holdings (Canada) Inc.	Holding Co	100	870 Ellingham Street City of Pointe Claire Quebec H9R 354 Canada
IMC Exploration Company	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Imedex Biomateriaux	Healthcare	100	116 avenue de Formans Trevoux 01600 France

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Inbrand Corporation (Canada) Inc.	Healthcare	100	870 Ellingham Street City of Pointe Claire Quebec H9R 354 Canada
Inbrand Holdings Limited	Holding Co	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Inbrand Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Inbrand UK Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Infrasonics Technologies, Inc.	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
InnerDyne Holdings, Inc.	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
InnerDyne, Inc.	Healthcare	100	150 Glover Avenue, Norwalk, CT 06856 United States
Ittac Production	Healthcare	100	Quartier Beauregard, La Mure 38350 France
J.T. Baker Chemical Products Trading (Shanghai) Co., Ltd.	Healthcare	100	Unit A 14th Floor, Unit 999, Pudong New Area District, Pudong South Road, Shanghai 200120 China
J.T. Baker Chemicals Private Limited	Healthcare	99.9	702-704, 7th Floor, Tardeco AC Market, Tardoe, Mumbai 400034 Maharashtra India
KMS Colon, Panama, S.A.	Healthcare	100	Avenida anta Isabel y Calle 20, Zona libre de Colon, PO Box 0302-00504 Colon Zona Libre Panama
KMS Montevideo, Uruguay, S.A.	Healthcare	100	7300 Corporate Center Drive, Suite 313, Miami, FL 33126 United States
Kendall Company of South Africa (Pty) Limited, The	Healthcare	100	PO Box 85 Century City 7446 South Africa
Kendall Espana S.A.	Healthcare	100	c/ Cadiz, n 7,4 50004 Zaragoza Spain
Kendall Gammatron Limited	Healthcare	85	P.O. Box 9 or 117 Moo 2 Petchkasem Road Sampran Nakaornpathom 73110 Thailand
Kendall Healthcare Products (Japan) Co., Ltd.	Healthcare	100	10-2, Yoga 4-chome, Setagaya-ku Tokyo 151-0051 Japan
Kendall Holding Corp.	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Kendall Innovadores en Cuidados al Paciente S.A.	Healthcare	100	San Jose, Sabana Norte del Restaurante, Las Tunas, 100 Norte y 50 Este Costa Rica

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Kendall SAS	Healthcare	100	2, rue Denis Diderot Z.A. La Clef Saint Pierre Elancourt 78852 France
Kendall de Mexico, S.A. de C.V.	Healthcare	100	Av. Ermita Iztapalapa 1514 Col Barrio San Miguel Mexico
Kendall de Venezuela, C.A.	Healthcare	100	Calle Caroni Con Madrid, Edificio Centro Caroni, Piso #3, Urb Las Merces Caracas, Venezula
Kendall, S.A. (Panama)	Healthcare	100	55-0739 Paitilla, Calle Primera (Harry Eno) Urbanizacion Industrial Los Angeles Panama
LCP Holding	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
LCP, Inc.	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
La Trevoltiane	Healthcare	100	116 avenue de Formans Trevoux 01600 France
Lafayette Healthcare Limited	Healthcare	100	154 Fareham Road Gosport, Hampshire PO13 OAS United Kingdom
Lafayette Pharmaceuticals (Canada) Inc.	Healthcare	100	20 Bay Street, Suite 3800 South Tower, Royal Bank Plana, Toronto, Ontario M5J2J7 Canada
Lafayette Pharmaceuticals Pty Limited	Healthcare	100	Riverview Park, Level 1, 166 Epping Road, Lane Cove 2066 Australia
Lafayette Pharmaceuticals, Incorporated	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Liebel-Flarsheim Company	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Life Design Systems, Inc.	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Ludlow Canada, Inc.	Healthcare	100	McMillan Binch, Suite 3800, South Tower, Royal Bank Plaza, Toronto, Ontario, M5J2J7 Canada
Ludlow Coated Products LP	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Ludlow Company LP, The	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Ludlow Corporation	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Ludlow Jute Company Limited	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Ludlow Services LLC	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Ludlow Technical Products Canada, Ltd.	Healthcare	100	215 Herbert Street Gananoque Ontario K7G2Y7 Canada
Ludlow Technical Products Corporation	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Ludlow Technical Products France	Healthcare	100	Z.I. La Pilaterie, Rue de la Couture-BP 6037 59706 Marcq En Baroeul Cedex France
MKG Medical U.K. Ltd.	Healthcare	100	Hall Lane, Staveley, Chesterfield, Derbyshire S43 3RW United Kingdom
MMJ, S.A. de C.V.	Healthcare	100	Carr. Juarez Porvenir, No 8914 Parque Industrial, Cd Juarez Chih A.j. Bermudez 32401 Mexico
MSCH LLC	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Mallinckrodt Asia Pacific Pte. Ltd.	Healthcare	100	No. 26 Ang Mo Kio Industrial Park 2 #-01 Singapore 560507 Singapore
Mallinckrodt Australia Pty Limited	Healthcare	100	Riverview Park Level 1, 166 Epping Road Lane Cove NSW 2066 Australia
Mallinckrodt Baker B.V.	Healthcare	100	Teugseweg 20 7418AM Deventer, The Netherlands
Mallinckrodt Baker Deutschland, Zweigniederlassung der Mallinckrodt Baker B.V.	Healthcare	100	Teugseweg 20, Deventer 7418 AM The Netherlands
Mallinckrodt Baker International, Inc.	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Mallinckrodt Baker S.A. de C.V.	Healthcare	100	Plomo No. 2, Fraccionamiento Industrial, Esfuerzo Nacional Xalostoc CP 55320 Mexico
Mallinckrodt Baker Sdn. Bhd.	Healthcare	100	A1201-2, 12th Floor, Kelana Brem Tower Jalan SS7/15 (Jalan Stadium) Kelana Jaya, Selangor Malaysia
Mallinckrodt Baker, Inc.	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Mallinckrodt Belgium N.V./S.A.	Healthcare	100	Generaal de Wittelaan 9/5, 2800 Mechelen Belgium

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Mallinckrodt Benelux B.V.	Healthcare	100	Hogeweg 105, 5301LL, PO Box 2205, Zaltbommel 5300 CE Netherlands
Mallinckrodt Brand Pharmaceuticals, Inc.	Healthcare	100	675 McDonnell Boulevard St. Louis MO 63042-2301 United States
Mallinckrodt Canada ULC	Healthcare	100	7500 Trans Canada Highway, Pointe Claire H9R 5H8 Canada
Mallinckrodt Caribe, Inc.	Healthcare	100	675 McDonnell Boulevard St. Louis MO 63042-2301 United States
Mallinckrodt Chemical GmbH	Healthcare	100	Gewerbepark 1 Neustadt 93333 Germany
Mallinckrodt Chemical Holdings (U.K.) Ltd.	Holding Co	100	Hall Lane, Staveley, Chesterfield, Derbyshire S43 3RW United Kingdom
Mallinckrodt Chemical Holdings GmbH	Holding Co	100	Gewerbepark 1 Neustadt 93333 Germany
Mallinckrodt Chemical Limited	Healthcare	100	Hall Lane, Staveley, Chesterfield, Derbyshire S43 3RW United Kingdom
Mallinckrodt DAR Srl	Healthcare	100	Via G. Bove 2-4-6-8, 41037 Mirandola MO Italy
Mallinckrodt Developpement France S.A.S.	Healthcare	100	10 allée Pelletier Doisy, 54600 Villers Les Nancy 54600 France
Mallinckrodt Europe B.V.	Healthcare	100	Hogeweg 105, 5301LL, PO Box 2205, Zaltbommel 5300 CE Netherlands
Mallinckrodt Holdings B.V.	Holding Co	100	Hogeweg 105, 5301LL, PO Box 2205, Zaltbommel 5300 CE Netherlands
Mallinckrodt Holdings, LLC	Holding Co	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Mallinckrodt Hong Kong Limited	Healthcare	100	Unit 12-16, 18th Floor, BEA Tower, Millenium City 5, 418 Kwun Tong Road, Kwun Tong Kowloon Hong Kong
Mallinckrodt Inc.	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Mallinckrodt International Corporation	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Mallinckrodt International Financial Services Company	Healthcare	100	2nd Floor, George Quay House, 43 Townsend Street, Dublin 1 Ireland
Mallinckrodt Italia Srl	Healthcare	100	Cristoforo Colombo No. 80, Rome Italy

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Mallinckrodt LLC	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Mallinckrodt Medical	Healthcare	100	Cornamaddy Industrial Estate, Athlone County Westmeath Ireland
Mallinckrodt Medical Argentina Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Mallinckrodt Medical B.V.	Healthcare	100	Westerduinweg 3, 1755LE Petten, Postbus 3, 1755ZG Petten The Netherlands
Mallinckrodt Medical GmbH	Healthcare	100	Josef-Dietzen-Str. 1-3 53773 Hennef Germany
Mallinckrodt Medical Holdings (U.K.) Limited	Holding Co	100	Hall Lane, Staveley, Chesterfield, Derbyshire S43 3RW United Kingdom
Mallinckrodt Medical Holdings GmbH	Holding Co	100	Gewerbepark 1, Neustadt 93333 Germany
Mallinckrodt Medical Imaging—Ireland	Healthcare	100	Damastown, Mulhuddart, Dublin 15 Ireland
Mallinckrodt Medical S.A.	Healthcare	100	Avenida de San Pablo 28, Edificio II Poligono Industrial, Coslada, Madrid, Spain
Mallinckrodt Medical S.A. de C.V.	Healthcare	100	Ermita Iztapalapa # 1514 Col. Barrio de San Miguel C.P. 09360 Mexico, D.F. Mexico
Mallinckrodt Operations B.V.	Healthcare	100	Hogeweg 105, 5301LL, PO Box 2205, Zaltbommel 5300 CE Netherlands
Mallinckrodt Polska Sp.z o.o.	Healthcare	100	ul. Pawinskiego 5A lok. 33, 02-106 Warsaw Poland
Mallinckrodt Services B.V.	Healthcare	100	Hogeweg 105, 5301LL, PO Box 2205, Zaltbommel 5300 CE Netherlands
Mallinckrodt Sweden AB	Healthcare	100	PO Box 54, Solna SE 171 74 Sweden
Mallinckrodt Switzerland Limited	Healthcare	100	Roosstrasse 5e, Wollerau CH-8832 Switzerland
Mallinckrodt U.K. Ltd.	Healthcare	100	Hall Lane, Staveley, Chesterfield, Derbyshire S43 3RW United Kingdom
Mallinckrodt Veterinary, Inc.	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Mallinckrodt do Brasil, Ltda.	Healthcare	100	Avenida das Nacoes Unidas 23.013, Part B, Sao Paulo 04795-100 Brazil

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Mareane SA	Healthcare	100	116 Avenue Formans Trevoux 01600 France
Medefield Pty Limited	Healthcare	100	Riverview Park Level 1, 166 Epping Road Lane Cove NSW 2066 Australia
Mediquip Sdn. Bhd.	Healthcare	100	Padang Lti Mukim Paya 02450, Kangar Perlis Indera Kayangan Malaysia
National Catheter Corporation	Healthcare	100	675 McDonnell Boulevard St. Louis MO 63042-2301 United States
Nellcor Puritan Bennett (Melville) ULC	Healthcare	100	181 Bay Street, Suite 2100 Toronto, Ontario M5J2T3 Canada
Nellcor Puritan Bennett Export Inc.	Healthcare	100	675 McDonnell Boulevard St. Louis MO 63042-2301 United States
Nellcor Puritan Bennett France Holdings SAS	Holding Co	100	Parc d'Affaires Technopolis, 3 Avenue du Canada, Batiment Sigma LP 851 Les Ulis Courtaboeuf Cedex 91975 France
Nellcor Puritan Bennett Ireland	Healthcare	100	Michael Collins Road, Mervue, Galway Ireland
Nellcor Puritan Bennett Ireland Holdings	Healthcare	100	Michael Collins Road, Mervue, Galway Ireland
Nellcor Puritan Bennett LLC	Healthcare	100	675 McDonnell Boulevard, St. Louis, MO 63042-2301 United States
Nellcor Puritan Bennett Mexico, S.A. de C.V.	Healthcare	100	Blvd. Insurgentes 19030 Colonia Libramiento CP 22225 Mexico
Nippon Sherwood Medical Industries Ltd.	Healthcare	100	10-2, Yoga 4- chome, Setagaya-ku, Tokyo, Japan
Old Colony State Insurance Company	Healthcare	100	One Church Street Burlington VT 05401 United States
PTB International LLC	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Polysuture Industria e Comercio Ltda.	Healthcare	100	Avenida Gabriel Ramos da Silva, ar. 1245, Parque Industrial Joao Fernando Zanin, Sao Schastiao do Paraiso, Minas Gerais Brazil
Power Medical Interventions Deutschland GmbH	Healthcare	100	Papenreye 65 Hamburg 22453 Germany
Power Medical Interventions Japan, Inc.	Healthcare	100	10-2 Yoga 4 chome, setagaya-ku Tokyo Japan
Power Medical Interventions, LLC		100	15 Hampshire Street, Mansfield, MA 02048 United States

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Power Medical Inverventions France S.a.r.l.	Healthcare	100	8 Esplanade Compans Caffarelli Immeuble Atria Toulouse 31000 France
Pryor and Howard (1988) Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Regentix Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Retail Group de Mexico S.A. de C.V.	Healthcare	100	Blvd. Bellas Artes No. 24317, Cd. Ind. Chilpaningo, Tijuana Baja California 22444 Mexico
Scandius Biomedical, Inc.	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Sherwood Medical Company I	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Sherwood-Accurate Inc.	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Sofradim Corporation	Healthcare	100	150 Glover Avenue, Norwalk, CT 06856 United States
Sofradim GmbH	Healthcare	100	Gewerbepark 1 Neustadt D-93333 Germany
Sofradim Ltd	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Sofradim Production	Healthcare	100	116 avenue de Formans, Trevoux 01600 France
Sofradim SAS	Healthcare	100	116 avenue de Formans, Trevoux 01600 France
Spitafield	Healthcare	100	2nd Floor, George Quay House, 43 Townsend Street, Dublin 1 Ireland
Surgical Service Corporation	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
THC Holdings Limited	Holding Co	49	140/38 ITF Tower Building, 17TH Floor, Silom Road, Khwang Suriyawongse, Khet Bangrak, Bangkok 10500 Thailand
THC Pool LLC	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tibset Steril Tibbi Aletler Sanayi ve Ticaret Anonim Sirketi	Healthcare	99.96	Ayazaga Mah. Dereboya Sok, No 24 Sun Plaza, 2-3 Sisli, Istanbul Turkey
Tissue Science Laboratories (UK) Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Tissue Science Laboratories Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Trigate (Pty.) Ltd.	Healthcare	100	PO Box 85, Century City 7446 South Africa
Trinance (Pty.) Ltd.	Healthcare	100	PO Box 85, Century City 7446 South Africa
Tyco AR Funding 2002 LLC	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tyco Healthcare (Gibraltar) Holding Limited	Holding Co	100	57/63 Line Wall Road Gibraltar
Tyco Healthcare (HKSAR) Limited	Healthcare	99.9	Unit 12-16, 18th Floor, BEA Tower, Millenium City 5, 418 Kwun Tong Road, Kwun Tong Kowloon Hong Kong
Tyco Healthcare (Taiwan) Ltd.	Healthcare	100	4F, No. 407, RueiGuang Road, NeiHu District, Taipei, Taiwan, ROC
Tyco Healthcare (Thailand) Limited	Healthcare	99.99	99 Berli Jucker Building, 14th Floor, Sukhumvit 42 Road, Prakaong Bangkok Thailand
Tyco Healthcare (UK) Manufacturing Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Tyco Healthcare Asia Investments Limited	Holding Co	100	c/o MauriTrust Consulting & Management Limited 210, St. James Court, Rue St. Denis Port Louis Mauritius
Tyco Healthcare Colombia S.A.	Healthcare	100	Edificio Campos de la Morea, Carretera Central del Norte (Cra 7) Kilometro 18 Chia Colombia
Tyco Healthcare Deutschland Manufacturing GmbH	Healthcare	100	Gewerbepark 1 Neustadt D-93333 Germany
Tyco Healthcare Group Canada Inc.	Healthcare	100	7300 Trascanada Highway Point Claire Quebec H9R1C7 Canada
Tyco Healthcare Group LP	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tyco Healthcare India Pvt Limited	Healthcare	100	6th Floor, Doshi Tower, No 156 Poonamalee, High Road, Kilpauk, Chennai Tamilnadu 600010 India
Tyco Healthcare International Trading (Shanghai) Co., Ltd.	Healthcare	100	2nd Floor Tyco Plaza, 99 Tian Zhou Road, Cachejing Hi-Tech Park, Shanghai 200233

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Tyco Healthcare Ireland Limited	Healthcare	100	85 Marrion Square Dubin 2 Ireland
Tyco Healthcare Japan, Inc.	Healthcare	100	10-2, Yoga 4-chome, Setagaya-ku, Tokyo Japan
Tyco Healthcare Korea, Inc.	Healthcare	100	4th Floor Bando Bldg 48-1 Banpo-Dong Seocho-ku Seoul South Korea
Tyco Healthcare Limited	Healthcare	100	c/- Russell McVeagh, Level 30, Vero Centre, 48 Shortland Street, Auckland New Zealand
Tyco Healthcare Lyon	Healthcare	100	2 Rue Diderot La Clef De Saint Pierre Elancourt 78990 France
Tyco Healthcare Medical Supplies Sdn Bhd	Healthcare	100	Suite A-17-1, Menara Atlas, Plaza Pantai, No. 5 Jalan 4/83A Off Jalan Pantai Baru KL 59200 Malaysia
Tyco Healthcare Peru S.A.	Healthcare	100	Av. E. Cavenecia No. 225 of. 405 Lima 27 Peru
Tyco Healthcare Pte Ltd	Healthcare	100	No. 26 Ang Mo Kio Industrial Park 2, #04-01 Singapore 569507 Singapore
Tyco Healthcare Pty Limited	Healthcare	100	Riverview Park Level 1, 166 Epping Road, Lane Cove 2066 Australia
Tyco Healthcare Retail Services AG	Healthcare	100	Victor von Bruns-Strasse 19 Neuhausen am Rheinfall CH-8212 Switzerland
Tyco Healthcare SA	Healthcare	100	16, avenue du General al Gaulle 38800 Pont de Claix France
Tyco Healthcare Services LLC	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tyco Healthcare Trading (Shanghai) Co., Ltd.	Healthcare	100	2F/, No. 14 Building, No. 99 Tian Zhou Road CaoHeJing Hi-Tech Park Shanghai 200233 China
Tyco Healthcare Trevoux	Healthcare	100	2 rue Diderot, La Clef de Saint-Pierre, Elancourt 78852 France
Tyco Healthcare UK Limited	Healthcare	99.99	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Tyco Healthcare UK Pension Trustees Limited	Healthcare	100	154 Fareham Road, Gosport, Hampshire PO13 OAS United Kingdom
Tyco Healthcare do Brasil Ltda.	Healthcare	100	Avenida das Nações Unidas, 23.013, suite 1, Vila Almeida Sao Paulo, SP-ZIP code 04795-100 Brazil
Tyco Holding VII (Denmark) ApS	Holding Co	100	Langebrogade 6 E 4, 1411 København K, Denmark

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Tyco Holding XIII (Denmark) ApS	Holding Co	100	Langebrogade 6 E 4, 1411 København K, Denmark
Tyco Holding XIV (Denmark) ApS	Holding Co	100	Langebrogade 6 E 4, 1411 København K, Denmark
Tyco Holding XV (Denmark) ApS	Holding Co	100	Langebrogade 6 E 4, 1411 København K, Denmark
Tyco Holding XVI (Denmark) ApS	Holding Co	100	Langebrogade 6 E 4, 1411 København K, Denmark
Tyco International (US) International Holdings A, LLC	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tyco International Finance Alpha GmbH	Holding Co	100	Victor von Bruns-Strasse 19, Neuhausen am Rheinfall 8212 Switzerland
Tyco International Holding AG	Holding Co	100	Victor von Bruns-Strasse 19, Neuhausen am Rheinfall 8212 Switzerland
Tyco Safety Holdings, Inc.	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tyco Sigma Limited	Holding Co	100	Applebys, Canon Court, 22 Victoria Street, Hamilton HM12 Bermuda
U.S.S.C. Puerto Rico (NY), Inc.	Healthcare	100	201 Sabanetas Industrial Park Ponce 00716-4401 United States
U.S.S.C. Puerto Rico, Inc. (Cayman Islands)	Healthcare	100	Close Brothers (Cayman) Limited, PO Box 1034, Harbour Place, 103 South Church Street, George Town, Grand Cayman, KY1-1102 Cayman Islands
USSC (Deutschland) GmbH	Healthcare	100	Gewerbepark 1 Neustadt D-93333 Germany
USSC FSC, Inc.	Healthcare	100	c/o Trident Corporate Services (Barbados) Ltd, Worthing Corporate Centre, Worthing Main Road, Christ Church BB 15008 Barbados
USSC Financial Services Inc.	Healthcare	100	150 Glover Avenue, Norwalk, CT 06856 United States
USSC Medical GmbH	Healthcare	100	Gewerbepark 1 Neustadt D-93333 Germany
United States Surgical Corporation	Healthcare	100	150 Glover Avenue, Norwalk, CT 06856 United States
VNUS Medical Technologies GmbH	Healthcare	100	Germany

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
VNUS Medical Technologies II, Inc.	Healthcare	100	15 Hampshire Street, Mansfield, MA 02048 United States
VNUS Medical Technologies UK Ltd.	Healthcare	100	United Kingdom
Valera Holdings S.a.r.l.	Holding Co	100	4th Floor 3b, bd Prince Henri Luxembourg L-1724
Valleylab (Australia) Pty Limited	Healthcare	100	Riverview Park Level 1, 166 Epping Road Lane Cove NSW 2066 Australia
Valleylab Holding Corporation	Holding Co	100	5920 Longbow Drive, Boulder CO 80301 United States
Velum 1998 Limited	Holding Co	100	57/63 Line Wall Road Gibraltar
Verdana Holdings Limited	Holding Co	100	57/63 Line Wall Road Gibraltar
Vivant Medical, Inc.	Healthcare	100	150 Glover Avenue, Norwalk, CT 06856 United States

The following entities are associated with the historical Tyco Plastics, Adhesives and Ludlow Coated Products businesses and the historical Tyco A&E Products business, which were sold in fiscal 2006.

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
A&E Construction Products, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048, United States
A&E GP Holding, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048, United States
A&E Hangers Taiwan Co., Ltd.	Non-operating	99.988	4F, No. 407, RueiGuang Road, NeiHu District, Taipei, Taiwan, ROC
A&E Hangers, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
A&E Holding GP	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
A&E India Pvt Ltd	Non-operating	100	S-454 Greater Kailash Part II, New Delhi, 110048 India
A&E Karner Limited	Non-operating	100	2 Humber Quays, East Yorkshire United Kingdom
A&E Productos de Costa Rica, S.A.	Non-operating	100	Heredia, La Aurora, Ultrapark Zona Franca, Building Four-B Costa Rica
A&E Products (Far East) Limited	Non-operating	99.9995	Unit 12-16, 18th Floor, BEA Tower, Millenium City 5, 418 Kwun Tong Road, Kwun Tong, Kowloon Hong Kong

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
A&E Products Group LP	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
A&E Products Group, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
A&E Products Korea Ltd.	Non-operating	100	GTC Corporate Services Limited, P.O. Box SS-5383, Sassoon House, Shirley Street & Victoria Avenue, Nassau The Bahamas
A&E Products South Africa (Proprietary) Limited	Non-operating	100	PO Box 85, Century City, 7446 South Africa
A&E Products de Honduras S.A.	Non-operating	99.84	Zoli Zip Calpules KM 7 Carretera a La Lima, San Pedro Sula Honduras
A&E Products do Brasil Ltda.	Non-operating	50	Rua Viscondde de Piraja 550 SL/2110, Ipanema, Rio de Janerio RJ CEP 22410-002 Brazil
AEPG, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
AWZ Inc.	Non-operating	100	8235 220th Street West, Lakeville, MN 55044 United States
Adhesives Holding GP	Holding Co	100	15 Hampshire Street, Mansfield, MA 02048 United States
Batts Far East Limited	Non-operating	100	Unit 12-16, 18th Floor BEA Tower, Millennium city 5, 418 Kwun Tong Road, Kwun Tong, Kowloon Hong Kong
Batts Holdings, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Batts Korea Ltd.	Non-operating	51	4th Floor, Jinjin Building, 1667-13, Seocho-Dong, Seocho-Ku, Seoul South Korea
Batts, Inc.	Non-operating	100	200 Franklin Street, Zeeland, MI 49464 United States
Carlisle Philippines, Inc.	Non-operating	99.3	3rd Floor East Chem Building, No.14 Ilang-ilang Street, New Manila, Q.C. Philippines
Carlisle Plastics Holding LLC	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Carlisle Recycling de Mexico S.A. de C.V.	Non-operating	99.9	Carr Libramiento Oriente 10001, Tijuana, 6-637-1890 Mexico

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Coated Products GP, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Coated Products Holdings, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Forever Hangers, Inc.	Non-operating	100	200 Franklin, Zeeland MI 49464 United States
FRM Services, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Georgia Packaging, Inc.	Non-operating	100	918 8th Avenue PO Box 1158 Columbus GA 31902-1158 United States
Karner Europe (UK) Ltd.	Non-operating	100	2 Humber Quays, Wellington Street, East Yorkshire, West Hull HU1 2BN United Kingdom
Karner Europe AB	Non-operating	100	c/o Ohrlings PWC Box 2023 Lidkoping S-531-02 Sweden
Karner Europe Aski Ticaret Limited Sirketi	Non-operating	100	1476 Sok. No.1 16 Alsngak Izmir Turkey
Karner Europe GmbH	Non-operating	100	Gewerbepark 1 Neustadt 93333 Germany
Karner Europe SARL	Non-operating	100	2 Rue Diderot La Clef De Saint Pierre Elancourt 78990 France
Karner Europe SRL	Non-operating	100	133, Calea Serban Voda, Central Business Park, Ground Floor, 4th District Bucharest 040205 Romania
Karner Europe, Lda	Non-operating	100	Rua Diamantina 5E9 freguesia de paranhos Porto 4300-145
Karner-Batts SRL	Non-operating	100	Via Aldo Kupfer, 25036 Palazzolo s/o (Brescia) Italy
King Packaging Co., Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Mode Plastics, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
National Tape Corporation	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
National Tape Holdings, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Plastics Holding Corporation	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
Polyken Technologies Europe, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Raychem Tecnologias, S. de R.L. de C.V.	Non-operating	100	Calle 11 Norte No 11002, Cd. Industrial Neuter Tijuana, B.C. Calf. Mexico CP 22500
Raychem Tijuana Services, S.A. de C.V.	Non-operating	100	Calle 11 Norte No 11002, Cd. Industrial Neuter Tijuana, B.C. Calf. Mexico CP 22500
Sunbelt Holding LLC	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Sunbelt Holding, Inc. I	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Sunbelt Holdings, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Sunbelt Manufacturing, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
TA, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tyco Adhesives BVBA	Non-operating	100	Generaal de Wittelaan 9/5, 2800 Mechelen Belgium
Tyco Adhesives GP Holding, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tyco Adhesives Italia Srl	Non-operating	100	Via Vittor Pisani 16 Milan 20124 Italy
Tyco Adhesives LP	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tyco Adhesives, Inc.	Non-operating	100	15 Hampshire Street, Mansfield, MA 02048 United States
Tyco Plastics International Trading (Shanghai) Co., Ltd.	Non-operating	100	Room 619, No. 6, JiLong Road WGQ FTZ Shanghai China
Tyco Plastics LP	Non-operating	100	1401 West 94th Street, Minneapolis, MN 55431 United States
Tyco Plastics Services AG	Non-operating	100	Victor von Bruns-Strasse Neuhausen am Rheinfall 8212 Switzerland
W.A.F. Group, Inc.	Non-operating	100	30-10 Review Avenue, Long Island City, NY 10019 United States

As of September 25, 2009, the Company had the following branches outside of Ireland:

Branch	Country
A&E Products Group, Inc. (Dominican Republic Branch)	Dominican Republic
A&E Products Korea Ltd (Bahamas, Bermuda) (Korea Branch)	South Korea
Auto Suture Company, UK (Branch)	United Kingdom
Covidien AG (Belgrade Rep Office)	Belgrade
Covidien AG (Czech Branch)	Czech Republic
Covidien ECE s.r.o. (Bulgarian Rep Office)	Bulgaria
Covidien ECE s.r.o. (Czech Branch)	Czech Republic
Covidien ECE s.r.o. (Romanian Rep Office)	Romania
Covidien ECE s.r.o.(Hungarian Branch)	Hungary
Covidien France Holding Inc. (French Branch)	France
Covidien Group S.a.r.l. (Italian Branch)	Italy
Covidien Group S.à r.l., Luxembourg (LU)(Neuhausen am Rheinfall Branch)	Switzerland
Davis & Geck Caribe, LTD (Dominican Republic Branch)	Dominican Republic
Mallinckrodt Baker B.V. Italian Branch	Italy
Mallinckrodt Baker Deutschland, Zweigniederlassung der Mallinckrodt Baker B.V.	Netherlands
Mallinckrodt Baker International, Korea Branch	South Korea
Mallinckrodt Caribe, Inc. (Puerto Rico Branch)	Puerto Rico
Mallinckrodt Medical Argentina Limited (Argentina Branch)	Argentina
Mallinckrodt Services B.V. Hennef Branch	Netherlands
Polyken Technologies Europe, Inc. (Belgium Branch)	Belgium
Representative Office of Covidien AG in Russia	Russia
Tyco Healthcare Group AG Egypt Scientific Office	Egypt
Tyco Healthcare Pte Ltd (Bangladesh Liaison Office)	Bangladesh
Tyco Healthcare Pte Ltd (Beijing Rep Office)	China
Tyco Healthcare Pte Ltd (Indonesia Rep Office)	Indonesia
Tyco Healthcare Pte Ltd (Pakistan Rep Office)	Pakistan
Tyco Healthcare Pte Ltd (Philippines Rep Office)	Philippines
Tyco Healthcare Pte Ltd (Sri Lanka Liaison Office)	Sri Lanka
Tyco Healthcare Pte Ltd (Vietnam Rep Office)	Vietnam
U.S.S.C. Puerto Rico (NY), Inc. (Puerto Rico Branch)	Puerto Rico
U.S.S.C. Puerto Rico, Inc. (Cayman Islands) (Puerto Rico Branch)	Puerto Rico